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X FINANCIAL INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on May 4, 2018

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

X Financial
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	6199 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

7-8F, Block A, Aerospace Science and Technology Plaza
No. 168, Haide Third Avenue, Nanshan District
Shenzhen, 518067, the People's Republic of China
+86-0755-86282977

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Li He, Esq. Davis Polk & Wardwell LLP 2201 China World Office 2 No. 1 Jian Guo Men Wai Avenue Chaoyang District, Beijing 100004 People's Republic of China +86 10-8567-5000	James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852 2533-3300	Weiheng Chen, Esq. Dan Ouyang, Esq. Steven V. Bernard, Esq. Wilson Sonsini Goodrich & Rosati Suite 1509, 15F, Jardine House 1 Connaught Place, Central Hong Kong +852 3972-4955

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

           Emerging growth company ☒

           If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

           † The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(3)	Amount of registration fee

Class A ordinary shares, par value $0.0001 per share(1)(2)	$	$

(1)
American depositary shares issuable upon deposit of the Class A ordinary shares registered hereby will be registered pursuant to a separate registration statement on Form F-6 (Registration No. 333-          ). Each American depositary share represents                        Class A ordinary shares.

(2)
Includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes shares that may be purchased by the underwriters pursuant to an over-allotment option. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
Estimated solely for the purpose of computing the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                        , 2018

PRELIMINARY PROSPECTUS

American Depositary Shares

X Financial

Representing                    Class A Ordinary Shares

         This is the initial public offering of American depositary shares, or ADSs, of X Financial. We are offering                    ADSs [and the selling shareholders are offering                    ADSs]. [We will not receive any proceeds from the sale of shares by the selling shareholders.] Each ADS represents                    Class A ordinary shares, par value $[0.0001] per share.

         Prior to this offering, there has been no public market for the ADSs or our Class A ordinary shares. We anticipate that the initial public offering price of the ADSs will be between $            and $            per ADS. We [intend to apply/have applied] to have the ADSs listed on the New York Stock Exchange, or NYSE, under the symbol "            ."

         We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 and upon the completion of this offering we will be a "controlled company" as defined in New York Stock Exchange Listed Company Manual.

         Upon the completion of this offering,            Class A ordinary shares and            Class B ordinary shares will be issued and outstanding. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share will be entitled to one vote. Each Class B ordinary share will be entitled to twenty votes and will be convertible into one Class A ordinary share. Mr. Yue (Justin) Tang, our founder, Chairman of the board and Chief Executive Officer, will beneficially own            % of the Class B ordinary shares issued and outstanding, representing            % of our aggregate voting power.

         Investing in the ADSs involves risks. See "Risk Factors" beginning on page 20 of this prospectus.

	Per ADS	Total

Initial public offering price	$	$

Underwriting discount and commissions(1)	$	$

Proceeds, before expenses, to the Issuer	$	$

[Proceeds, before expenses, to the selling shareholders]	$	$

(1)
For a description of compensation payable to the underwriters, see "Underwriting"

         The underwriters have an option to purchase up to an aggregate of                    additional ADSs from us [and the selling shareholders] at the initial public offering price, less underwriting discounts and commissions[, to cover over-allotments].

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The underwriters expect to deliver the ADSs against payment in U.S. dollars on                        , 2018.

Deutsche Bank Securities	Morgan Stanley

Prospectus dated                        , 2018

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        We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the sale of any ADS.

        We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who came into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside of the United States.

        Until                        , 2018 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

 PROSPECTUS SUMMARY

        This summary highlights information appearing elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. You should carefully read this entire prospectus, including the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operation" sections and the financial statements and the related notes, before deciding whether to invest in our ADSs. This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by Oliver Wyman Consulting (Shanghai) Ltd, or Oliver Wyman, a third-party industry research firm, to provide information regarding our industry and market position in China. We refer to this industry report as the Oliver Wyman Report. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the "Risk Factors" section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

Our Mission

        Our mission is to utilize internet technology to build the leading personal finance company in China.

Overview

        We are a leading technology-driven personal finance company in China focused on serving China's underserved prime borrowers and mass affluent investors, according to the Oliver Wyman Report. Our platform, empowered by our risk management capabilities and technology, efficiently matches borrowers' loan requests with investors' investment demands and executes loan and investment transactions to provide borrowers with prompt funding, enabling us to satisfy the financing needs of borrowers and meet the investment demands of investors. The following table presents the key operating data of our business for the periods or at the end of the periods indicated.

	As of or for the Year Ended December 31,
	2016		2017
Loans
Total loan facilitation amount (RMB in millions)(1)	18,996		34,400
Xiaoying Card Loan	179		12,634
Xiaoying Preferred Loan	1,509		7,777
Xiaoying Housing Loan	5,840		4,244
Loan facilitation services to other platforms	1,804		5,464
Others(2)	9,663		4,281
Total outstanding loan balance (RMB in millions)(3)	7,494		18,279
Xiaoying Card Loan	178		8,102
Xiaoying Preferred Loan	1,368		6,658
Xiaoying Housing Loan	2,921		1,919
Loan facilitation services to other platforms	915		1,048
Others(4)	2,111		551
Total number of loans facilitated(5)	242,062		3,851,979
Xiaoying Card Loan	14,969		1,606,569
Xiaoying Preferred Loan	6,327		31,775
Xiaoying Housing Loan	4,637		2,513
Loan facilitation services to other platforms	178,536		1,948,927
Others	37,593		262,195
Average loan amount per transaction (RMB)(6)
Xiaoying Card Loan	11,959		7,864
Xiaoying Preferred Loan	238,570		244,751
Xiaoying Housing Loan	1,259,512		1,688,774
Loan facilitation services to other platforms	10,103		2,804
Others	N/A	(7)	N/A	(7)
Number of active borrowers(8)	208,920		2,249,183
Number of active repeat borrowers(9)	23,490		946,513
New borrower acquisition cost (RMB)(10)	307		128
Investments
Number of active investors(11)	95,417		198,069
Number of active repeat investors(12)	63,638		143,529
New investor acquisition cost (RMB)(13)	323		298

Notes:

(1)
Represents the total amount of loans we facilitated during the relevant period.

(2)
In 2016, 35.2% of others were bridge loans for mortgage payment, 7.5% of others were loans for corporates and most of the remaining others products were miscellaneous loans products that we have stopped facilitating. We completely ceased facilitating bridge loans for mortgage payment and loans for corporates in 2017.

(3)
Represents the total amount of loans outstanding for loans we facilitated at the end of the relevant period. Loans that are delinquent for more than 180 days are charged-off and are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and we are entitled to payment by exercising our rights to the collaterals, we do not charge off the loans delinquent for more 180 days and such loans are included in the calculation of delinquency rate by balance.

(4)
As of December 31, 2016, 13.1% of others were bridge loans for mortgage payment and 1.9% of others were loans for corporates. We completely ceased facilitating these two products in 2017.

(5)
Represents the total number of transactions of loan facilitation during the relevant period.

(6)
Calculated by dividing the total loan facilitation amount by the number of loans facilitated during the relevant period.

(7)
The average loan amount per transaction for other loan products is not meaningful as others consisted of various types of products.

(8)
Refers to borrowers who made at least one transaction during that period on our platform.

(9)
Refers to borrowers who made more than one transaction during that period on our platform.

(10)
Calculated by dividing our total costs incurred in connection with acquiring borrowers by the number of new borrowers during the relevant period.

(11)
Refers to individual and corporate investors who made at least one transaction during that period on our platform.

(12)
Refers to individual and corporate investors who made more than one transaction during that period on our platform.

(13)
Calculated by dividing our total costs incurred in connection with acquiring individual and corporate investors by the number of the new individual and corporate investors during the relevant period.

        We offer a comprehensive suite of products specifically catered to the financing and investment needs of individuals in China. Our major loan products include Xiaoying Card Loan, primarily a credit card balance transfer product, and Xiaoying Preferred Loan, a high-credit-limit unsecured loan product, both offering borrowers a combination of large credit line, long term and attractive APR in China. We offer attractive and diversified investment opportunities to investors in China through our wealth management platform, Xiaoying Wealth Management, which is one of the very few platforms able to enhance investors' confidence in the investment products with insurance protection. According to the Oliver Wyman Report, as of December 31, 2017, there were approximately 1,900 online consumer finance marketplaces in operation in China and less than 3% of online consumer finance marketplaces in operation in China offer such insurance protection. The attractive features of our product offerings are the key for us to achieve top three market positions in all principal segments that we operate in. We are (i) the largest player offering credit card balance transfer loan products in China in terms of outstanding loan balance as of December 31, 2017, (ii) the third largest player amongst non-traditional financial institutions offering high-credit-limit unsecured loans in China in terms of outstanding loan balance as of December 31, 2017, and (iii) the third largest online consumer finance marketplace offering multiple types of investment products in China in terms of transaction volume in 2017, according to the Oliver Wyman Report.

        The strong credit performance and underlying insurance protection of the loans that we facilitate and our proven risk management and credit assessment capabilities enable us to attract a diversified and low-cost funding base to support our growth. The loan products we facilitate are funded through the investments from our individual and corporate investors through Xiaoying Wealth Management platform and the funding arrangements with multiple institutions in China. As of December 31, 2017, 82.3%, 1.0% and 16.7% of the total outstanding funding balance for loans we facilitated were provided by individual investors, corporate investors and institutional funding partners, respectively. In 2017, the overall funding cost for the loans we facilitated was 7.60%.

        Our business model is light in capital and labor commitment, and we believe we manage our transaction and operating costs in an effective way. Benefitting from our superior loan product offerings, strong credit performance and underlying insurance protection of our investment products, we continue to expand our user base of both borrowers and investors, primarily through referrals without incurring significant sales and marketing expenses, resulting in relatively low user acquisition costs. Furthermore, our highly automated risk management system and technology infrastructure enable us to automatically facilitate a large number of transactions simultaneously. In 2016 and 2017, our net revenue per employee was approximately RMB559,000 and RMB2,595,000, respectively, and our general and administrative expenses as a percentage of our total net revenues was 27.8% and 6.1%, respectively.

        We utilize data-driven and technology-empowered credit analysis. Our proprietary risk control system, WinSAFE, builds risk profiles of our prospective borrowers upon data from reputable credit information providers employed by traditional financial institutions, augmented by a variety of social and behavioral data from internet and mobile platforms that are typically not utilized by traditional financial institutions. Leveraging data analysis and machine learning in analyzing a borrower's value, repayment capability and propensity, we have the capabilities to offer differentiated credit limits to borrowers based on individual credit assessment result. Our rigorous data-driven credit assessment methodology has helped us to achieve a strategic balance between borrower expansion and asset quality control. In 2016 and 2017, the total loans we facilitated amounted to RMB18,996 million and RMB34,400 million, respectively, while the delinquency rate by balance for outstanding loans that were 91 to 180 days past due was 0.38% as of December 31, 2016 and 1.34% as of December 31, 2017.

        We benefit from our strategic partnership with ZhongAn. The protection offered by ZhongAn's credit insurance on our investment products significantly enhances investor confidence. Our risk management system is also strengthened by ZhongAn's rigorous risk control of insurance decision opinion. ZhongAn's credit assessment model is based on the information from various databases, including PBOC CRC which is only available to licensed financial institutions. As a result of our growing scale, we are ZhongAn's second largest ecosystem partner in terms of underlying assets of its credit insurance product as of March 31, 2017 and the third largest ecosystem partner in terms of gross written premium of all insurance products for both 2016 and the three months ended March 31, 2017.

        Prior to new regulations promulgated in the PRC consumer finance industry in December 2017, the annualized fee rates for certain loans that we facilitated exceeded 36% and we also deducted service fees from a loan principal in advance for certain loans that we facilitated. To better comply with the applicable requirements under new regulations, we have taken rectification measures including: (i) adjusting the annualized fee rates of all new loans that we facilitated since December 7, 2017 not to exceed 36% and (ii) ceasing deducting any service fees from a loan principal in advance since December 7, 2017. In addition, we have cooperated with institutional funding partners, including banking financial institution partners, as a supplement funding source for our loan products. In light of the recent regulatory development, we are reviewing and adjusting our cooperation with banking financial institution partners, such as suspending certain cooperations, to better comply with the applicable regulatory requirements. However, we have strong funding capabilities from our P2P platform. As of December 31, 2017, 16.7% of the total outstanding funding balance for loans we facilitated were provided by institutional funding partners with the remaining were provided by investors from P2P platform. Therefore, we believe adjustment in our cooperation with banking financial institution partners would not have any material and adverse impact on our business operations. In addition, considering the recent regulatory developments in the PRC, we are reviewing our loan facilitation services to other platforms and would cease providing loan facilitation services to other platforms if their products are suspended under recent PRC regulations.

        We generate revenues primarily from fees charged to borrowers for our service in matching them with investors and for other services we provide over the lifetime of the loan. We charge borrowers for our loan facilitation services, post-origination services and guarantee services. In 2016, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.2% to 15.0% and the service fees we charged to our borrowers for loan facilitation services, post-origination services and guarantee services accounted for 78.0%, 3.7% and 1.2%, respectively, of our total net revenues. In 2017, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.8% to 45.0% and the service fees we charged to our borrowers for loan facilitation services, post-origination services and guarantee services accounted for 84.6%, 2.9% and 3.0%, respectively, of our total net revenues.

        The total borrowing cost is expressed as APR, the actual annualized cost of borrowing over the term of a loan. The following table sets forth the APR range of our major loan products for the periods indicated.

Loan Product	Year Ended December 31, 2016	Year Ended December 31, 2017
Xiaoying Card Loan	19.68% ~ 25.44%	19.69% ~ 49.44%
Xiaoying Preferred Loan	16.26% ~ 16.32%	16.32% ~ 21.44%
Xiaoying Housing Loan	9.00% ~ 18.00%	9.60% ~ 20.00%
Loan facilitation services to other platforms(1)	2.40% ~ 7.00%	1.22% ~ 15.37%

Note:

(1)
Different from APR used to express the total borrowing cost for our loan products, the figures set forth in the table represent the service fee range we charge borrowers referred from other platforms for loans successfully allocated to investors.

        We have experienced rapid growth in recent years. Our total net revenue was RMB222.2 million in 2016 and RMB1,619.2 million (US$248.9 million) in 2017. We had a net income of RMB339.5 million (US$52.2 million) in 2017, compared to a net loss of RMB120.2 million in 2016.

Our Industry

        The low levels of consumption and leverage ratio indicate considerable room for further expansion of the consumer finance market in China. According to the Oliver Wyman Report, consumer finance market is defined to consist of personal consumption loans and credit card loans. Credit card loans primarily include installment loans and cash advances. Personal business operating loans are typically large ticket loans, a combination of both secured and unsecured loans. According to the Oliver Wyman Report, the outstanding balance of consumer finance market in China is expected to grow from RMB8.2 trillion in 2017 to RMB19.9 trillion in 2021 at a CAGR of 24.8% and the outstanding balance of personal business operating loans to grow from RMB10.7 trillion in 2017 to RMB15.6 trillion in 2021 at a CAGR of 9.9% during the same period.

        One distinctive product under the consumer finance market is the online credit card balance transfer loan. However, the Chinese credit card balance transfer loan market emerged due to very different reasons than that in the United States. Whereas the market emerged in the United States due to credit card holders not being able to repay full amount in time, the market in China emerged as to credit card holders not having sufficient credit lines from the card issuing banks, and need to repay in advance to free up their credit lines and therefore in essence, credit card balance transfer loan is an additional credit facility for borrowers. According to the Oliver Wyman Report, the outstanding balance of credit card balance transfer loans is expected to grow rapidly from RMB46 billion in 2017 to RMB441 billion in 2021 at a CAGR of 76.0%. We are the largest player offering credit card balance transfer loan products in China in terms of outstanding loan balance as of December 31, 2017, according to the Oliver Wyman Report.

        Another distinctive product under the personal business operating loan market is the high-credit-limit unsecured loan, which is defined as a loan with ticket size ranging from RMB80,000 to RMB600,000. High-credit-limit unsecured loans are generally borrowed by small business owners whose credit worthiness can be verified to support their business operational activities. As most banks focus on serving state-owned enterprises and large corporations, bank borrowings are not easily accessible to the majority of individual consumers and small-to-medium-sized enterprise, or SME, owners. According to the Oliver Wyman Report, the outstanding balance of the high-credit-limit unsecured loan market is expected to grow from RMB10.1 trillion in 2017 to RMB15.6 trillion in 2021 at CAGR of 11.1%. We are the third largest player amongst non-traditional financial institutions offering high-credit-limit unsecured loans in China in terms of outstanding loan balance as of December 31, 2017, according to the Oliver Wyman Report.

        Along with the wealth management products offered by banks, Chinese investors now also tend to invest into products with higher yield and allocate funds to other high yield fixed income products. In light of recent regulatory developments, banks are restraining the business scale of their wealth management products providing growth opportunities for P2P platforms to develop wealth management products to satisfy investors' needs. According to the Oliver Wyman Report, the AUM of online non-traditional financial institutions in the wealth management primary market in China is expected to grow from RMB3.4 trillion in 2017 to RMB9.7 trillion in 2021 at a CAGR of 30.0%, among which, the AUM of quasi-fixed income products is expected to grow from approximately RMB2.0 trillion to approximately RMB6.1 trillion at a CAGR of 32.2% during the same period. We are the third largest online consumer finance marketplace offering multiple types of investment products in China in terms of transaction volume in 2017, according to the Oliver Wyman Report.

        The following factors are key in successfully serving the online consumer finance market in China:

  •
  comprehensive offerings of products and innovation;

  •
  effective borrower acquisition;

  •
  robust data analytics;

  •
  effective data-enabled risk management; and

  •
  diversified funding sources at favorable rates.

Our Strengths

        We believe the following strengths contribute to our success and reinforce our market leading position:

  •
  leading technology-driven personal finance company serving China's prime borrowers;

  •
  comprehensive suite of products with attractive features;

  •
  leading wealth management platform with a fast-growing and high-quality investor base;

  •
  access to an ample supply of low-cost funding coupled with the ability to tap into diversified funding sources;

  •
  low cost user acquisition and competitive operating efficiency;

  •
  rigorous data-driven credit assessment methodology with proven results;

  •
  strategic partnership with ZhongAn; and

  •
  founded by a seasoned entrepreneur with proven track record and backed by strong team of financial and technology talent.

Our Strategies

        We plan to pursue the following strategies to achieve our goal:

  •
  continue to broaden product offerings;

  •
  increase brand awareness;

  •
  expand user base and enhance user acquisition;

  •
  continue to diversify and scale our funding sources; and

  •
  further strengthen our risk management and technology capabilities.

Risks and Uncertainties

        Investing in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties summarized below, the risks described under the "Risk Factors" section beginning on page 16 of, and the other information contained in, this prospectus before you decide whether to purchase our ADSs:

        Our ability to achieve our mission and execute our strategies is subject to certain challenges, risks and uncertainties, including:

  •
  uncertainties associated with the changing regulatory regime governing the online consumer finance industry in China;

  •
  our limited operating history in a new and evolving market;

  •
  service fee that may decline in the future due to factors beyond our control;

  •
  highly competitive environment in the online consumer finance industry;

  •
  our ability to maintain or increase the amount of loans we facilitate;

  •
  adequate funding from investors and institutional funding partners and access to adequate lending capital;

  •
  the effectiveness of the provision of services by ZhongAn;

  •
  our proprietary credit analysis and risk management system;

  •
  our ability to maintain low delinquency rates;

  •
  accuracy and advertency of data we collected; and

  •
  risks associated with our control over our consolidated variable interest entities, or VIEs, in China, which is based on contractual arrangements rather than equity ownership.

Corporate History and Structure

        Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd., or Shenzhen Ying Zhong Tong, was incorporated in March 2014 and controlled by Mr. Yue (Justin) Tang. In August 2014, we, through Shenzhen Ying Zhong Tong, began to facilitate investment products to individual investors in China with a variety of terms and rates of return to meet the demand from investors. In July 2015, Shenzhen Ying Zhong Tong commenced loan facilitation business to facilitate loan products to borrowers who are underserved by the current traditional financial system in China. In October 2016, entities controlled by Mr. Yue (Justin) Tang, Mr. Baoguo Zhu and other investors incorporated Shenzhen Xiaoying Technology Co., Ltd., or Shenzhen Xiaoying. In December 2016, Shenzhen Xiaoying acquired all of the equity interest in Shenzhen Ying Zhong Tong. In December 2017, we under went a restructuring in contemplation of this offering. After such restructuring, the shareholders of Shenzhen Xiaoying were changed to Mr. Yue (Justin) Tang, entities controlled by Mr. Yue (Justin) Tang and Mr. Baoguo Zhu.

        In March 2015, our co-founders, Mr. Yue (Justin) Tang and Mr. Baoguo Zhu, incorporated Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd, or Beijing Ying Zhong Tong, in China, which is controlled by Mr. Yue (Justin) Tang.

        In December 2016, Xi'an Bailu Enterprise Management Co., Ltd., or Xi'an Bailu, incorporated Shenzhen Tangren Financing Guarantee Co., Ltd., or Shenzhen Tangren, a company holding a financing guarantee license. Xi'an Bailu, which holds 100% equity interest in Shenzhen Tangren, is ultimately controlled by three individuals, Mr Yue (Justin) Tang and two other individuals who are his business partners, while the capital contribution of Shenzhen Tangren paid by Xi'an Bailu was borrowed from Shenzhen Xiaoying.

        In January 2015, we incorporated Winning Financial Service Inc. under the laws of the Cayman Islands as our offshore holding company, which later changed its name to X Financial in August 2017. Subsequently, we incorporated YZT (HK) Limited as X Financial's wholly-owned subsidiary and our intermediate holding company to facilitate financing. In October 2015, YZT (HK) Limited incorporated Xiaoying (Beijing) Information Technology Co., Ltd., or Beijing WFOE, as its wholly-owned PRC subsidiary, through which we obtained control over Shenzhen Tangren on a series of contractual arrangements entered into on December 16, 2016 when Shenzhen Tangren was formed and Beijing Ying Zhong Tong and Shenzhen Xiaoying (together with Shenzhen Tangren, the VIEs) on a series of contractual arrangements entered into on December 22, 2017. Such contractual arrangements consist of equity pledge agreements, shareholders' voting rights proxy agreement, spousal consent letter, exclusive business cooperation agreements, exclusive call option agreements. See "—Contractual Arrangements with Consolidated VIEs and their Shareholders" for details.

        We conduct our business in China through the VIEs and its subsidiaries. Shenzhen Xiaoying operates our website www.xiaoying.com.

        The following diagram illustrates our corporate structure as of the date of this prospectus. It omits certain entities that are immaterial to our results of operations, business and financial condition and also omits certain trusts we consolidate, or Consolidated Trusts (see "—Critical Accounting Policies, Judgments and Estimates, Consolidated Trusts"). The relationships between, on the one hand, each of Beijing Ying Zhong Tong, Shenzhen Tangren, and Shenzhen Xiaoying, and on the other, Beijing WFOE as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)
In December 2017, Beijing WFOE acquired 100% of the equity interest held by Shenzhen Xiaoying in Shenzhen Xiaoying Puhui Technology Co., Ltd. and Shenzhen Xiaoying Information Technology Co., Ltd.

(2)
Mr. Yue (Justin) Tang, Mr. Baoguo Zhu and entities controlled by Mr. Yue (Justin) Tang, holds 42.9838%, 11.3381% and 45.6781% of equity interest in Shenzhen Xiaoying, respectively.

(3)
Xi'an Bailu holds 100% equity interest in Shenzhen Tangren.

(4)
Mr. Yue (Justin) Tang and Mr. Baoguo Zhu holds 88.6619% and 11.3381% of the equity interest in Beijing Ying Zhong Tong, respectively.

Corporate Information

        Our corporate headquarters is located at 7-8F, Block A, Aerospace Science and Technology Plaza, No. 168, Haide Third Avenue, Nanshan District, Shenzhen, 518067, the People's Republic of China. Our telephone number at this address is +86-0755-86282977.

        Our registered office in the Cayman Islands is located at Maricorp Services Ltd., P. O. Box 2075, #31 The Strand, 46 Canal Point Drive, Grand Cayman KY1-1105, Cayman Islands.

        Our agent for service of process in the United States is                              .

        Our website can be found at https://www.xiaoying.com/. The information contained on our website is not a part of this prospectus.

        We are an "emerging growth company" as the term is used in the Jumpstart Our Business Startups Act of 2012, or the "JOBS Act," and, as such, we are subject to certain reduced public company reporting requirements. We are also eligible for, and intend to rely upon, exemptions from certain listing requirements of NYSE as a "controlled company." See the applicable disclosure under the section captioned "Risk Factors—Risks Relating to this Offering."

Implications of Being an Emerging Growth Company

        As a company with less than US$1.07 billion in total annual gross revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which could occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions that Apply to this Prospectus

        Except where the context otherwise indicates and for the purpose of this prospectus only:

  •
  "active borrowers" refers to, for a specified period, borrowers who made at least one transaction during that period on our platform;

  •
  "active (individual/corporate) investors" refers to, for a specified period, (individual/corporate) investors who made at least one transaction during that period on our platform;

  •
  "ADSs" refers to our American depositary shares, each of which represents                        Class A ordinary shares, and "ADRs" refers to the American depositary receipts that evidence our ADSs;

  •
  "APR" or "annual percentage rate" refers to the percentage number represents the actual annualized cost of borrowing over the term of a loan. The APR for a type of our loan product equals to the annualized actual amount of total interests, service fees and insurance premium divided by total amount of loans we facilitated.

  •
  "AUM" or "assets under management" refers to the total market value of the assets that a financial institution manages on behalf of investors.

  •
  "CAGR" refers to compound annual growth rate;

  •
  "Cayman Companies Law" refers to the Companies Law (2018 Revision) of the Cayman Islands, as amended;

  •
  "China" or "PRC" refers to the People's Republic of China, excluding, for purposes of this prospectus, Hong Kong, Macau and Taiwan;

  •
  "Class A ordinary shares" refers to our Class A ordinary shares, par value $0.0001 per share, carrying one vote per share, that will be designated effective upon completion of this offering;

  •
  "Class B ordinary shares" refers to our Class B ordinary shares, par value $0.0001 per share, carrying twenty votes per share, that will be designated effective upon completion of this offering;

  •
  "high-credit-limit" refers to ticket size of RMB80,000 to RMB600,000;

  •
  "insurance protection" refers to credit insurance provided by insurance companies in partnership with P2P platforms against the default of both the principal and interest;

  •
  "mass affluent investors" refers to investors who hold RMB600,000 to RMB6 million investable assets and their primary goal is to amplify their incomes through investments. Such investors often pursue investments with attractive returns and hold a diversified portfolio of investment products. They are usually receptive to refined and tailored products matching their investment needs;

  •
  "NPL" refers to non-performing loan(s);

  •
  "ordinary shares" refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;

  •
  "PBOC CRC" refers to the credit reference center of the People's Bank of China;

  •
  "prime borrower" refers to an individual having sound credit history, who has credit records with PBOC CRC for over one year and does not have any late payment record of over 60 days in the previous six months or any records of NPL. In determining whether a prospective borrower is a prime borrower, we will review his or her credit card transaction history and default records;

  •
  "RMB" or "Renminbi" refers to the legal currency of China;

  •
  "U.S. dollars," "US$," "$" or "dollars" refers to the legal currency of the United States;

  •
  "variable interest entities" or "VIEs" refer to Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd, or Beijing Ying Zhong Tong, Shenzhen Xiaoying Technology Co., Ltd., or Shenzhen Xiaoying, and Shenzhen Tangren Financing Guarantee Co., Ltd. or Shenzhen Tangren, which are PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, such entity; and "affiliated entities" are to our VIE, the VIE's direct subsidiaries under the PRC laws;

  •
  "we," "us," "our company," "our," or "X Financial" refers to X Financial, a Cayman Islands company, and unless the context requires otherwise, includes its predecessor entities, consolidated subsidiaries and VIEs; and

  •
  "ZhongAn" refers to ZhongAn Online P&C Insurance Co., Ltd., a joint stock limited company with limited liability incorporated in the People's Republic of China and listed on the Hong Kong Stock Exchange (stock code: 6060), carrying on business in Hong Kong as "ZA Online Fintech P&C."

        The translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB6.5063 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. On April 27, 2018, the noon buying rate for RMB was RMB6.3325 to US$1.00.

 THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between $ and $ per ADS.
ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
Ordinary shares outstanding immediately after this offering

            ordinary shares, comprised of            Class A ordinary shares and Class B ordinary shares (or            ordinary shares if the underwriters exercise their over-allotment option in full, comprised of            Class A ordinary shares and            Class B ordinary shares).

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
The ADSs	Each ADS represents Class A ordinary shares, par value $0.0001 per share.

The depositary will hold the Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement, the form of which is filed as an exhibit to the registration statement that includes this prospectus.

If we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.
We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, the form of which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares

Following the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. See "Description of Share Capital" for more information.

Over-allotment option	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs [to cover over-allotment].
Use of proceeds

We expect to receive net proceeds of approximately $             million from this offering, assuming an initial public offering price of $            per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, assuming no exercise of the underwriters' over-allotment option, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering primarily for general corporate purposes, which may include investment in product development, sales and marketing activities, technology infrastructure improvement of corporate facilities and other general and administrative matters. We may also use a portion of these proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

See "Use of Proceeds" for additional information.
Lock-up

We, our officers, directors, [substantially all of our shareholders, and holders of options to purchase our ordinary shares] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 180 days after the date of this prospectus. See "Shares Eligible for Future Sale" and "Underwriting" for more information.

Listing

We [intend to apply/have applied] to have the ADSs listed on the NYSE under the symbol "                ." Our ADSs and ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2018.
Depositary
[Reserved ADSs

At our request, the underwriters have reserved for sale, at the initial public offering price, up to            ADSs offered by this prospectus to our directors, officers, employees, business associates and related persons. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs available to the general public. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs.]

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following summary consolidated statement of operations data for the years ended December 31, 2016 and 2017 and the summary consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

        The summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of our results for any future periods.

  Summary Consolidated Statements of Operations Data

	For the Year Ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Net revenues:
Loan facilitation service—direct model	4,320	1,097,989	168,758
Loan facilitation service—intermediary model	169,023	271,500	41,729
Post-origination service	8,119	46,806	7,194
Financing income	30,500	130,740	20,094
Other revenue	10,245	72,200	11,097

Total net revenue	222,207	1,619,235	248,872

Operating costs and expenses:
Origination and servicing	259,054	760,143	116,832
General and administrative	61,712	98,236	15,099
Sales and marketing	38,211	76,584	11,771
Provision for contingent guarantee liabilities	—	182,579	28,061

Total operating expenses	358,977	1,117,542	171,763

Income (loss) from operations	(136,770)	501,693	77,109
Interest income	257	3,633	558
Foreign exchange loss	(18)	(479)	(74)
Investment income (loss), net	(6,300)	1,500	231
Change in fair value of derivative liabilities	—	(18,111)	(2,784)
Fair value adjustments related to Consolidated Trusts	(4,358)	(9,751)	(1,499)
Other income (loss), net	(9)	90	14

Income (loss) before income taxes	(147,198)	478,575	73,555
Income tax benefit (expense)	27,018	(138,248)	(21,248)
Loss from equity in affiliates	—	(832)	(128)
Net income (loss)	(120,180)	339,495	52,179
Less: net loss attributable to non-controlling interests	(607)	(780)	(120)

Net income (loss) attributable to X Financial	(119,573)	340,275	52,299

Basic net income (loss) per share	(0.0005)	0.0013	0.0002
Weighted average number of ordinary shares outstanding, basic	238,095	261,220	261,220
Diluted net income (loss) per share	(0.0005)	0.0012	0.0002
Weighted average number of ordinary shares outstanding, diluted	238,095	279,711	279,711
Net income (loss)	(120,180)	339,495	52,179

Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	27,872	(24,464)	(3,760)

Comprehensive income (loss)	(92,308)	315,031	48,419
Less: comprehensive loss attributable to non-controlling interests	(607)	(780)	(120)

Comprehensive income (loss) attributable to X Financial	(91,701)	315,811	48,539

Non-GAAP Financial Measures
Net (loss)/income	(120,180)	339,495	52,179
Add: Share-based compensation expenses (net of tax)	37,894	74,010	11,375

Adjusted net (loss)/income(1)	(82,286)	413,505	63,554

(1)
Represents net (loss)/income before share-based compensation expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP Measures" for details.

Summary Consolidated Balance Sheet Data

	As of December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	504,215	671,361	103,186
Accounts receivable and contract assets, net of allowance for doubtful accounts of nil	139,856	1,110,948	170,750
Loans held for sale	157,552	768,638	118,138
Loans at fair value	723,746	667,839	102,645
Total assets	1,680,619	3,887,695	597,528
Payable to investors at fair value of the Consolidated Trusts	728,105	667,081	102,528
Amounts due to related party	106,646	—	—
Guarantee liabilities	100,661	545,169	83,791
Deposit payable to channel cooperators	191,495	134,262	20,636
Total liabilities	1,304,118	2,122,154	326,169
Total X Financial shareholders' equity	372,507	1,762,328	270,865
Non-controlling interests	3,994	3,213	494
	376,501	1,765,541	271,359

Key Operating Data

        The following table presents the key operating data of our business for the periods or at the end of the periods indicated.

	As of or for the Year Ended December 31,
	2016		2017
Loans
Total loan facilitation amount (RMB in millions)(1)	18,996		34,400
Xiaoying Card Loan	179		12,634
Xiaoying Preferred Loan	1,509		7,777
Xiaoying Housing Loan	5,840		4,244
Loan facilitation services to other platforms	1,804		5,464
Others(2)	9,663		4,281
Total outstanding loan balance (RMB in millions)(3)	7,494		18,279
Xiaoying Card Loan	178		8,102
Xiaoying Preferred Loan	1,368		6,658
Xiaoying Housing Loan	2,921		1,919
Loan facilitation services to other platforms	915		1,048
Others(4)	2,111		551
Total number of loans facilitated(5)	242,062		3,851,979
Xiaoying Card Loan	14,969		1,606,569
Xiaoying Preferred Loan	6,327		31,775
Xiaoying Housing Loan	4,637		2,513
Loan facilitation services to other platforms	178,536		1,948,927
Others	37,593		262,195
Average loan amount per transaction (RMB)(6)
Xiaoying Card Loan	11,959		7,864
Xiaoying Preferred Loan	238,570		244,751
Xiaoying Housing Loan	1,259,512		1,688,774
Loan facilitation services to other platforms	10,103		2,804
Others	N/A	(7)	N/A	(7)
Number of active borrowers(8)	208,920		2,249,183
Number of active repeat borrowers(9)	23,490		946,513
New borrower acquisition cost (RMB)(10)	307		128
Investments
Number of active investors(11)	95,417		198,069
Number of active repeat investors(12)	63,638		143,529
New investor acquisition cost (RMB)(13)	323		298

Notes:

(1)
Represents the total amount of loans we facilitated during the relevant period.

(2)
In 2016, 35.2% of others were bridge loans for mortgage payment, 7.5% of others were loans for corporates and most of the remaining others products were miscellaneous loans products that we have stopped facilitating. We completely ceased facilitating bridge loans for mortgage payment and loans for corporates in 2017.

(3)
Represents the total amount of loans outstanding for loans we facilitated at the end of the relevant period. Loans that are delinquent for more than 180 days are charged-off and are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and we are entitled to payment by exercising our rights to the collaterals, we do not charge off the loans delinquent for more 180 days and such loans are included in the calculation of delinquency rate by balance.

(4)
As of December 31, 2016, 13.1% of others were bridge loans for mortgage payment and 1.9% of others were loans for corporates. We completely ceased facilitating these two products in 2017.

(5)
Represents the total number of transactions of loan facilitation during the relevant period.

(6)
Calculated by dividing the total loan facilitation amount by the number of loans facilitated during the relevant period.

(7)
The average loan amount per transaction for other loan products is not meaningful as others consisted of various types of products.

(8)
Refers to borrowers who made at least one transaction during that period on our platform.

(9)
Refers to borrowers who made more than one transaction during that period on our platform.

(10)
Calculated by dividing our total costs incurred in connection with acquiring borrowers by the number of the new borrowers during the relevant period.

(11)
Refers to individual and corporate investors who made at least one transaction during that period on our platform.

(12)
Refers to individual and corporate investors who made more than one transaction during that period on our platform.

(13)
Calculated by dividing our total costs incurred in connection with acquiring individual and corporate investors by the number of the new individual and corporate investors during the relevant period.

RISK FACTORS

        Investing in the ADSs entails a significant level of risk. Before investing in the ADSs, you should carefully consider all of the risks and uncertainties mentioned in this section, in addition to all of the other information in this prospectus, including the financial statements and related notes. We may face additional risks and uncertainties aside from the ones mentioned below. There may be risks and uncertainties that we are unaware of, or that we currently do not consider material, that may become important factors that adversely affect our business in the future. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. In such case, the market prices of the ADSs could decline and you may lose part or all of your investment.

Risks Relating to Our Business and Industry

The regulatory regime governing the online consumer finance industry in China is developing and subject to changes in applicable laws and regulations. If we fail to comply with existing and future applicable laws or regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.

        Due to the relatively short history of the online consumer finance industry in China, a comprehensive regulatory framework governing our industry is under development by the PRC government. Before any industry-specific regulations were introduced in mid-2015, the PRC government relied on general and basic laws and regulations for governing the online consumer finance industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People's Court. Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the online consumer finance industry, including, among others, the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines, the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures, the Guidelines on Online Lending Funds Custodian Business, or the Custodian Guidelines, and Guidelines on Information Disclosure of the Business Activities of Online Lending Information Intermediaries, or the Disclosure Guidelines, Notice on Rectification of Cash Loan Business, or Circular 141, the Notice on the Special Rectification and Inspection of Risk of Online Lending Intermediaries, or Circular 57. See "Regulation—Regulations Relating to Online Lending Information Services."

        Pursuant to the Interim Measures, the online lending information intermediaries shall register with the local financial regulatory authority, update its business scope in their business license to include online lending information intermediary and obtain telecommunication business license from the relevant telecommunication regulatory authority after the completion of its registration with the local financial regulatory authority. Furthermore, according to the Interim Measure, the local financial regulatory authorities may conduct onsite inspections or inquiries from time to time and instruct us to rectify our business operations that are deemed as non-compliant with the Guidelines or the Interim Measures. In March 2017, one of our consolidated VIEs, Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. received a rectification notice from the Shenzhen Head Office for Special Rectification of Online Finance Risk. The rectification notice required us to adopt certain rectifications measures to certain aspects of our business operation which are not in full compliance with applicable laws and regulations, including cease to facilitate loans exceeding RMB200,000 for one borrower and set up custody accounts with qualified banks to better manage clients and funds. We have responded with our rectification plan with schedule, in March 2017 and have undertaken effective measures in response to the authority's request. We have further submitted a self-inspection report to the Shenzhen financial regulatory authority regarding the current status on our rectification process on February 2, 2018 pursuant to the Notice regarding Further Implementing Rectification of Online Lending Information Intermediaries promulgated by the Shenzhen Head Office for Special Rectification of Online Finance Risk on January 19, 2018, according to which online lending information intermediaries in Shenzhen that had local financial authorities conduct onsite inspections shall accelerate their rectification process in order to complete registration with the local online financial regulatory authority as required under Circular 57. As of the date of this prospectus, we have not received any further rectification notification from the Shenzhen financial regulatory authority. However, we cannot assure you that these rectifications will fully satisfy the Shenzhen financial regulatory authority's requirement, and in light of any new rules on online consumer finance that may come into force in the future. If we are required to make further rectifications, our business and financial condition would be adversely affected.

        Pursuant to Circular 57, as prerequisites to complete registration with the local financial regulatory authority, the online lending information intermediary shall, among other things, (i) cease conducting any prohibited actions under the Interim Measures (see "Regulation—Regulations Relating to Online Lending Information Services" for details) after August 24, 2016 and cease offering any loan of which the amount exceeds the upper limit under the Interim Measures after August 24, 2016, and shall have fully eliminated the outstanding balance of such non-compliance products that were offered before August 24, 2016; (ii) suspend offering of campus loan, cash loan and down payment loan for purchasing real estate property, and gradually reduce the outstanding balance of the aforementioned loans; (iii) set up custody accounts with qualified banks to hold consumer funds, (iv) cease setting aside fund as risk reserve funds, and gradually reduce the existing scale of risk reserve funds, and (v) cease any illegal transfer of creditor's rights as specified under Circular 57. The registration shall be completed by most of the online lending information intermediaries by April 30, 2018, and shall in no case be later than June 30, 2018. In the event that any company conducts online lending information service without completing the registration with local financial regulatory authority, the company may be required to shut down websites, cease operation of the entire business, have operation license for telecommunication service revoked, and be forbidden to obtain financial service from financial institutions. See "Regulation—Regulations Relating to Online Lending Information Services." However, as of the date of this prospectus, the local financial regulatory authority has not yet started to process application of any such registration. Specific requirements and detailed implementation rules of such registration and licensing regime in Shenzhen are still pending further clarification. Although we have proceeded to rectify our business model pursuant to Circular 57, there is still outstanding balance of the non-compliance products as mentioned in Circular 57. We cannot assure you when local financial regulatory authority will start to accept submissions for such filing application and once submitted, whether our application will be accepted by the local financial regulatory authorities and will be recognized by the local financial regulatory authorities as having fulfilled the requirements under applicable rules and regulations. Failure to register as an online lending information intermediary, if deemed as violation of the Interim Measures or any other relevant regulations or rules, may result in, among others, regulatory warning, correction order, condemnation, fines or criminal liability to us, our business, financial condition, results of operations and prospects would be materially and adversely affected.

        Notice on Rectification of Cash Loan Business, or Circular 141, promulgated by the Head Office for Special Rectification of Online Finance Risk and Head Office for Special Rectification of Peer-to-Peer Online Lending on December 1, 2017 further specifies that cash loan which is characterized by the lack of specific scenes, designated purposes, targeted users and mortgage may be subject to inspection and rectification, and the online lending information intermediary shall not facilitate loans without designated purposes. It is stipulated in Circular 57 that online lending information intermediary shall cease providing cash loan after the issuance of Circular 141 and shall gradually reduce the outstanding balance of cash loan within scheduled timetable in order to complete registration with the local financial regulatory authority. We do not believe any of the loan products we facilitate is prohibited under Circular 141 and Circular 57, as none of our products has all of the four characteristics of cash loans as defined under Circular 141. For example, although some of our loan products, such as Xiaoying Preferred Loan and Xiaoying Card Loan's credit card cash advance product, are lack of mortgage and specific scenes, we believe they target a specific user base with designated purpose for which the borrowers are required to specify at loan application. However, in the absence of authoritative interpretation of the key requirements or characteristics of cash loan, especially whether the definition of cash loan requires all of the four characteristics or any of the four characteristics, we cannot assure you that our existing practices would not be deemed to violate any relevant laws, rules and regulations that are applicable to our business practices. We may be required to cease or modify any such "cash loans" to comply with Circular 141, otherwise we may be ineligible for registration with the local financial regulatory authority, which may materially and adversely affect our business and prospects. While we are closely monitoring the regulatory development, as of the date of this prospectus, we have not been informed by any regulatory authorities to cease or modify any of our current products due to violation of any rules with respect to cash loan under Circular 141 or Circular 57.

        Given the evolving regulatory environment, there is uncertainty as to how the requirements in the Guidelines, the Interim Measures, the Custodian Guidelines, the Disclosure Guidelines, Circular 57 and Circular 141 will be interpreted and implemented. See "Regulation—Regulations Relating to Online Lending Information Service." To the extent that we are not able to fully comply with these requirements, our business, financial condition and results of operations may be materially and adversely affected. We are unable to predict with certainty the impact, if any, that future legislation, or regulations relating to the online consumer finance industry will have on our business, financial condition and results of operations. Historically, we made adjustments in our business to comply with evolving regulatory requirements. Some of the impacts from change of regulation might not be fully reflected. Furthermore, the growth in popularity of online consumer finance increases the likelihood that the PRC government will seek to further regulate this industry.

        In addition to the Guidelines, the Interim Measures, the Custodian Guidelines, the Disclosure Guidelines, Circular 57, and Circular 141, there are certain other rules, laws and regulations relevant or applicable to the online consumer finance industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People's Court. See "Regulation—Regulations Relating to Loans between Individuals." The overall regulatory conditions in China would affect our business and financial condition. For example, in the three months ended March 31, 2018, PRC government authorities issued a series of banking policies to control the leverage ratio, which have adversely affected the liquidity of capital in the market. Under such circumstance, some self-employed business owners, who are borrowers of Xiaoying Preferred Loan, may not be able to obtain enough working capital to maintain business operation or investment, and consequently, affecting their financial condition and repayment capability, which may adversely affect our loan performance and financial results.

        As of the date of this prospectus, we have not been subject to any material fines or other penalties under any PRC laws or regulations including those governing the online consumer finance industry in China. If our practice is deemed to violate any rules, laws or regulations, we may face injunctions, including orders to cease illegal activities, correction order, condemnation, fines and criminal liability, and may be exposed to other penalties as determined by the relevant government authorities. If such situations occur, our business, financial condition and prospects would be materially and adversely affected.

We have a limited operating history in a new and evolving market, which makes it difficult to evaluate our future prospects.

        We started to facilitate investment products to individual investors in China in August 2014 and commenced our loan facilitation business in July 2015 and thus have a limited operating history. We have limited experience in most aspects of our business operations, such as loan product offerings, data-driven credit assessment and development of long-term relationships with borrowers, investors and institutional funding partners. We seek to expand the base of prospective borrowers that we serve, which may result in higher delinquency rates of transactions facilitated by us. The delinquency rate for all outstanding loans on our platform that were 31-90 days past due increased from 0.36% as of December 31, 2016 to 1.46% as of December 31, 2017 and the delinquency rate for all outstanding loans on our platform that were 91-180 days past due increased from 0.38% as of December 31, 2016 to 1.34% as of December 31, 2017. In addition, our ability to continuously attract low-cost funding sources is also critical to our business. As our business develops or in response to competition, we may continue to introduce new loan products, make adjustments to our existing loan products and our proprietary credit assessment model, or make adjustments to our business operation in general. For example, our product mix changed since our launch of Xiaoying Card Loan in December 2016. In 2016, 0.9% of our total loan facilitation amount were Xiaoying Card Loan, while in 2017, such proportion was 36.7%. Any significant change to our business model not achieving expected results may have a material adverse impact on our financial condition and results of operations. Our historical financials during the limited operating history are not indicative of our future trends. As a result, it is difficult to effectively assess our future prospects.

        You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our limited operating history. These risks and challenges include, among other things, our ability to:

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  offer personalized and competitive products and services;

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  increase the utilization of our products and services by existing borrowers and investors as well as new borrowers and investors;

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  offer attractive service fee rates while driving growth in size and profitability of our business;

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  maintain low delinquency rates of loans facilitated by us;

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  develop sufficient, diversified, cost-efficient and reputable funding sources;

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  maintain and enhance our relationships with our other business partners;

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  broaden our prospective user and borrower and investor base;

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  navigate a complex and evolving regulatory environment;

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  improve our operational efficiency;

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  attract, retain and motivate talented employees to support our business growth;

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  enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and utilized across our system;

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  navigate economic condition and fluctuation; and

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  defend ourselves against legal and regulatory actions, such as actions involving intellectual property or privacy claims.

The service fees we charge, payable by borrowers, may decline in the future due to factors beyond our control and any material decrease in such service fees could harm our business, financial condition and results of operations.

        We generate a substantial majority of our revenues from service fees we charge, payable by borrowers. In 2016 and 2017, service fees, consisting of loan facilitation service—direct model, loan facilitation service—intermediary model and post origination service, accounted for 81.7% and 87.5% of our net revenues, respectively. Any material decrease in our service fees would have a substantial impact on our revenues and profitability. In the event that the amount of service fees we charge from borrowers for loans we facilitated decrease significantly in the future and we are not able to reduce the funding cost of the loans we facilitate or adopt any cost control initiatives, our business, financial condition and results of operations will be harmed. The level of service fees we charge, payable by borrowers, may also be affected by a variety of factors, including our borrowers' creditworthiness and ability to repay, the competitive landscape of our industry, our access to funding sources of loans we facilitate and regulatory requirements. Our service fees may also be affected by changes in our product and service mix and changes to our borrower engagement initiatives. Our competitors may also offer more attractive fees, which may require us to reduce our service fees to compete effectively. Certain consumer financing solutions offered by traditional financial institutions may provide lower fees than our service fees. Although we do not believe such consumer financing solutions currently compete with our products or target the same underserved consumers in China, such traditional financial institutions may decide to do so in the future, which may have a material adverse effect as to the service fees that we will be able to charge, payable by borrowers. Furthermore, as our borrowers establish their credit profile over time, they may qualify for and seek out other consumer financing solutions with lower fees, including those offered by traditional financial institutions offline, and we may need to adjust our service fees to retain such borrowers.

        In addition, our service fees are sensitive to many macroeconomic factors that are beyond our control, such as inflation, recession, the performance of credit markets, global economic disruptions, unemployment and fiscal and monetary policies. If the service fees we charge, payable by borrowers, decrease significantly due to factors beyond our control, our business, financial condition and results of operations will be materially and adversely affected.

        Our service fees, to the extent they are fully or partially deemed as loan interest, may also be subject to the restrictions on interest rates as specified in applicable rules on private lending. Pursuant to the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People's Court on August 6, 2015, or the Private Lending Judicial Interpretations, if the services fees that we charge, payable by borrowers, are considered as loan interest and we are deemed as a lender, and if the sum of the annual interest that lenders charge, payable by borrowers, and our service fees exceed 36%, the portion of the service fees that exceeds the 36% limit is invalid, and even if the borrower has paid the portion of the service fees that exceeds the 36% limit, such borrower may request us to refund the portion of the service fees that exceeds the 36% limit and the PRC courts will uphold such request. In accordance with Circular 141, the overall cost of loans, including the loan interest and other forms of fees charged by the institutions shall be included in an overall annualized interest rate and conform to the restrictions on interest rates as specified in applicable rules on private lending. In addition, the online lending information intermediary is also prohibited to deduct loan interest, service fees, administrative fee and deposit from a loan principal in advance. In 2017, the upfront service fees we deducted as prohibited by the Circular 141 amount to RMB405 million, representing 13.4% of the total consideration paid by borrowers during the same period. We have ceased deducting any service fees from a loan principal in advance and have complied with applicable regulatory requirements since December 7, 2017.

        In April 2017, the Head Office for Special Rectification of Peer-to-Peer Online Lending issued the Notice on Rectification of Carrying out "Cash Loan" Business, or the Notice, which requires local counterparts of the National Rectification Office to conduct a full-scale and comprehensive inspection of cash loan business conducted by online platforms and require such platforms to conduct necessary rectification measures within a designated period to comply with relevant requirements specified in the Notice. The Notice focuses on preventing malicious fraudulent activities, loans that are offered at extortionate interest rates and violent loan collection practices in the cash loan business operation of online platforms.

        We facilitated loans amounting to RMB34,400 million in 2017, approximately 8.64% of which had annualized fee rates exceeding 36%. We have reduced our annualized fee rates of all products which exceeded the 36% limit and have complied with applicable regulatory requirements since December 7, 2017. The annualized fee rates of all new loans that we facilitated since December 7, 2017 are below 36%. As a result, we do not believe that our current service fees and various other fees charged to our borrowers violate these provisions. However, if our current fee level is deemed to be excessive or constitutes usurious loans under any existing or future relevant PRC laws, regulations and rules, parts or all of the fees we collected may be ruled as invalid by the PRC courts, and we may face, among others, regulatory warning, correction order, or be required to reduce the fees and annual interest rate we charge, payable by our borrowers. In addition, any future changes on APR ceiling may affect our profitability. If such situations were to occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

We face competition in the online consumer finance industry, and, if we do not compete effectively, our results of operations could be harmed.

        The online consumer finance industry in China is highly competitive, and we compete with other sizable online consumer lending marketplaces with a focus on prime borrowers and mass affluent individual investors. We also compete with other financial products and companies that attract borrowers, investors, institutional funding partners or all. Our competitors may operate different business models, have different cost structures or selectively participate in different market segments. They may ultimately be proven more successful or more adaptable to consumer demand and new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technological, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their product and services offerings. Our competitors may also have longer operating history, more extensive user bases, greater brand recognition and brand loyalty and broader relationships with business partners. Additionally, a current or potential competitor may acquire, or form strategic alliances with, one or more of our competitors. Our competitors may be better at satisfying user demand by developing tailored products, offering attractive service fees, strengthening risk management capabilities, introducing more advanced and effective data analytics technologies, obtaining funding sources at more favorable rates and undertaking more extensive and effective marketing campaigns. Furthermore, more players may enter this market and increase the level of competition. In face of such competition, in order to grow or maintain the amount of loans facilitated to borrowers and allocated to investors, we may have to lower our service fees, which could materially and adversely affect our business and results of operations. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our products or services could stagnate or substantially decline, which could harm our business and results of operations.

        With respect to investors, we compete with other online consumer finance marketplaces offering multiple investment products, wealth management centers and traditional banks in China. If a substantial number of our investors choose other investment alternatives, our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to maintain or increase the amount of loans we facilitate or if we are unable to retain existing borrowers or attract new borrowers, our business and results of operations will be adversely affected.

        The amount of loans facilitated through our platform was RMB18,996 million in 2016 and RMB34,400 million in 2017. To maintain and increase the amount of loans we facilitate, we must continue to engage our existing borrowers and attract new borrowers, which may be affected by several factors, including our brand recognition and reputation, our products and services offered, our efficiency in engaging prospective borrowers, our ability to convert registered users to borrowers, the effectiveness of our credit analysis and risk management system, our ability to secure sufficient and cost-efficient funding, the service fees we charge, payable by borrowers, our borrower experience, the PRC regulatory environment governing our industry and the macroeconomic environment. For example, although we do not believe any of the loan products we currently facilitate is explicitly prohibited in accordance with the recently promulgated requirements under Circular 141 and Circular 57, we have taken rectification measures, including adjusting the annualized fee rates not to exceed 36% and ceasing deducting service fees from a loan principal in advance, to better comply with the applicable requirements.

        In addition, we currently collaborate with 207 online and 19 offline channel partners. In 2017, approximately 69% of our active borrowers for Xiaoying Card Loan and all of our active borrowers for Xiaoying Preferred Loan and Xiaoying Housing Loan were engaged through our channel partners. If these channels become less effective or less efficient, if we are unable to continue to use these channels or work with less channel partners, or if we cannot expand our business partner base or work with more business partners, we may not be able to acquire and engage new and existing borrowers efficiently. In addition, we may also impose more stringent borrower qualifications to ensure the quality of the loans we facilitate, which may negatively affect the amount of loans we facilitate. If we are unable to attract borrowers or if borrowers do not continue to use our products and services, we may be unable to increase our amount of loans facilitated and corresponding revenues, and our business and results of operations may be materially and adversely affected.

Our platform requires adequate funding from investors and access to adequate lending capital on terms acceptable to us cannot be assured.

        Our business involves matching of borrowers and investors and we collaborate with individual investors, corporate investors and institutional funding partners such as banks and trust companies to fund the loans we facilitate. The growth and success of our future operations depend on the availability of adequate funding to meet borrower demand for loans facilitated on our platform. As of December 31, 2017, 82.3%, 1.0% and 16.7% of the total outstanding funding balance for loans we facilitated were provided by individual investors, corporate investors and institutional funding partners, respectively. In order to maintain the requisite level of funding for the loans we facilitate to meet borrower demand, we will need to optimize the investor funding composition of our platform.

        However, our cooperation with banking financial institutions may be subject to restrictions stipulated under Circular 141, according to which banking financial institutions shall not receive credit enhancement services offered by any third party that lacks qualifications to provide guarantee, and shall ensure that such third party not charge fees from borrowers. Under our existing cooperation model with banking financial institutions prior to the promulgation of Circular 141, some of our entities lacking the qualifications to provide guarantee also provide guarantee to certain funding arrangements with banking financial institutions. As a result, our banking financial institution partners may cease our cooperation under such existing business model, which may adversely affect our funding capabilities. In light of this recent regulatory development, we are reviewing and adjusting our cooperation with banking financial institution partners, such as suspending certain cooperations, to better comply with the regulatory requirements. Such review and adjustment have partially led to the increase in our loans held for sale balance to RMB768.6 million (US$118.1 million) as of December 31, 2017. Compared to 2016, we had overall increases in the volume of loans facilitated through the intermediary model in 2017 despite ceasing the online intermediary model in April 2017. We gradually reduced the volume of loans facilitated through the offline intermediary model with funding from banking financial institution partners after December 31, 2017 due to regulatory requirement and completely ceased such operations in February 2018. We cannot assure you, however, that we will be able to adopt a compliant business model vis-a-vis institutional funding partners in a timely manner, or at all, or that such business model will be sufficiently viable, which in turn may adversely affect our ability to obtain adequate funding to grow our business.

        In addition, regardless of our risk management efforts, credit facilitated by us may nevertheless be considered riskier and may have a higher delinquency rate than loans made by traditional financial institutions. In the event if our investors have determined not to continue to collaborate with us, we may not be able to maintain necessary levels of funding without incurring high costs of capital, or at all.

        If our platform is unable to provide potential borrowers with loans on a timely basis due to insufficient funding sources on our platform, the volume of loans facilitated on our platform may be significantly impacted and we may experience a loss of market share or slower than expected growth, which would harm our business, financial condition and results of operations.

If the provision of services by ZhongAn become limited, restricted, or are rendered less effective or more expensive, our business may be materially and adversely affected.

        We have partnered with ZhongAn since inception and have established in-depth cooperation in multiple areas of our business operation. We have entered into strategic cooperation framework agreements with ZhongAn with respect to credit insurance, other insurance products, customer referrals, and cross-sales. See "Business—Our Partnership with ZhongAn." Although we have entered into a series of agreements relating to our ongoing business cooperation and service arrangement with ZhongAn, we cannot assure you that the provisions of services provided by ZhongAn will continue to remain at the same level or on more favorable terms in the future. Furthermore, in general, our cooperation agreements with ZhongAn have an initial term of one year and can be automatically renewed for another year, the agreements can be terminated by notice or negotiation of parties. In addition, given Shenzhen Xiaoying and Shenzhen Tangren are both consolidated VIEs, while we believe our past and current cooperation model with ZhongAn does not violate any prohibitive rules relating to Online Lending Information Services, including among others, does not constitute as providing any guarantee to lenders directly or in a disguised form by online lending information intermediary under the Interim Measures or constitute as setting aside risk reserve funds by online lending information intermediaries to protect investors against default under Circular 57, we cannot assure you that the regulators would hold the same view as ours. See "Regulation—Regulations Relating to Online Lending Information." If our agreements with ZhongAn were terminated or to be altered to our disadvantage, our business, results of operations and financial condition will be materially and adversely affected.

        We cannot assure you that ZhongAn will continue to provide its insurance decision opinion, which is based on its credit analysis model, leveraging its resources and access to various databases, including PBOC CRC that is only available to licensed financial institutions. The denial of access to such risk analysis information may materially and adversely impact our ability to assess the creditworthiness of prospective borrowers in the future. Any deterioration in our risk assessment capabilities may adversely affect the quality of transactions that we facilitate and we may experience higher delinquency rates, which may materially and adversely affect our business, results of operations and financial condition.

        Moreover, 95.1% (a percentage equal to the cumulative investment amount covered by ZhongAn's credit insurance divided by the cumulative investment amount in loan products) of the loan products we facilitated were covered by the credit insurance products provided by ZhongAn as of December 31, 2017. The protection offered by ZhongAn's insurance policy on our loan products significantly enhances the confidence of our investors and other business partners. In addition to ZhongAn's insurance protection, Shenzhen Tangren, our consolidated VIE with the financing guarantee license, currently provides a guarantee for certain loan products we facilitate, when in the event of default, Shenzhen Tangren will compensate ZhongAn for ZhongAn's payout amount to our investors in accordance with the agreements with ZhongAn. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations—Loan Performance—Delinquency Rate by Vintage" for further information. We may consider introducing other investor protection arrangements, such as alternative guarantee providers to ZhongAn or investors. We cannot assure you that new arrangements would be perceived by ZhongAn or investors, which may have adverse impact on our business operations. If ZhongAn ceases business collaboration with us, it may adversely affect our relationship with our users and other business partners, including institutional funding partners, who view on the insurance protection offered by ZhongAn with importance. Furthermore, as ZhongAn may adopt more stringent internal control measures to comply with the recent regulatory requirements for insurance companies operating credit insurance business, we may face the risk that ZhongAn cannot provide credit insurance for our loan products with the same terms or at all. See "—If we are unable to obtain adequate credit insurance under terms or conditions acceptable to us due to changes in the credit insurance regulations in China, our business, financial condition and results of operations would be materially and adversely affected."

        We also benefit from ZhongAn's strong brand recognition and market position in China. If ZhongAn loses its market position, the effectiveness of our cooperation with ZhongAn may be materially and adversely affected. In particular, any negative publicity associated with ZhongAn and its affiliates and services provided by ZhongAn and its affiliates, or any negative development in respect of their market position or compliance with legal or regulatory requirements in China, may have an adverse impact on the effectiveness of our cooperation with ZhongAn as well as our business, results of operations, brands, reputation and prospects.

If we are unable to obtain adequate credit insurance under terms or conditions acceptable to us due to changes in the credit insurance regulations in China, our business, financial condition and results of operations would be materially and adversely affected.

        On July 11, 2017, China Insurance Regulatory Commission promulgated the Interim Measures for the Supervision of Credit Guarantee and Insurance Business, or the Interim Measures for the Credit Guarantee, pursuant to which the insurance companies carrying out credit insurance businesses, such as ZhongAn, are required to comply with the regulatory requirements on solvency and ensure the overall size of business is appropriate for the capital strength of the company. When carrying out credit insurance business, insurance companies are required to pay particular attention to the underlying risks, fully assess the impact of credit insurance business on the solvency of the company, and duly perform liquidity risk management. The insurance companies have to establish more stringent internal control measures to ensure the compliance of the credit insurance business. Furthermore, the Interim Measures for the Credit Guarantee sets out specific rules regarding insurance companies carrying out credit insurance business via online consumer finance platform, under which the insurance companies shall not cooperate with the online consumer finance platforms that are not in compliance with the applicable laws governing the online consumer finance industry. Depending on the type of credit insurance business and the nature of the policyholder, the balance of self-retained liability of the insurance company cannot exceed the respective limits as set forth in the Interim Measures for Credit Guarantee. In addition, the insurance company is required to request the cooperating online consumer finance platform to publish material information in relation to such cooperative insurance product mutually approved by both parties.

        We have cooperated with ZhongAn to develop credit insurance products to secure insurance protection for 95.1% of the loans we facilitated as of December 31, 2017. If the credit insurance products offered by ZhongAn cannot meet the requirements of the newly implemented regulation, or ZhongAn is unable to continue to provide the credit insurance with same terms and conditions because of its more stringent internal control, we may not be able to remain adequate credit insurance for our loan products as before, or may have to incur additional cost in purchasing such insurance from ZhongAn or other insurance companies. If we are unable to obtain adequate credit insurance for our loan products under terms or conditions acceptable to us, our business, financial condition and results of operations would be materially and adversely affected.

We may be deemed to operate financing guarantee business by the PRC regulatory authorities.

        The State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, or Financing Guarantee Rules, on August 2, 2017, which became effective on October 1, 2017. Pursuant to the Financing Guarantee Rules, "financing guarantee" refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing, and "financing guarantee companies" refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government department, and unless otherwise stipulated by the state, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines ranging from RMB500,000 to RMB1,000,000, confiscation of illegally gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law. We have cooperated with banks, trust companies, and other institutional funding partners who funded the loans for our borrowers. See "Business—Funding." Under our current business model, some of our entities lacking the qualifications to provide financing guarantee are obligated to repay certain institutional funding partners the full overdue amount in case the borrowers fails to repay, or purchase the creditor's rights of the underlying loan from certain institutional funding partners under certain circumstances.

        In addition, under our cooperation model with ZhongAn, we compensated ZhongAn for its actual losses incurred based on defaulted principal and interest to the investor upon the borrower's default through some of our entities lacking qualifications to provide financing guarantee. See "Business—Our Partnership with ZhongAn." Due to the lack of further interpretations, the exact definition and scope of "operating financing guarantee business" under the Financing Guarantee Rules is unclear. It is uncertain whether we would be deemed to operate financing guarantee business because of our cooperation model with ZhongAn and our current arrangements with banks, trust companies and other institutional funding partners. As of the date of this prospectus, we have not been subject to any fines or other penalties under any PRC laws or regulations related to financing guarantee business. Furthermore, given Shenzhen Xiaoying and Shenzhen Tangren are both our consolidated VIEs, while we believe our past and current cooperation model with ZhongAn does not constitute providing any guarantee to lenders directly or in a disguised form by online lending information intermediary under Interim Measures or under Circular 57, we cannot assure you that the regulators would hold the same view as ours. Given the evolving regulatory environment of the financing guarantee business, we cannot assure you that we will not be subject to any fines, penalties or other liabilities, or be required in the future by the relevant governmental authorities to obtain approval or license for financing guarantee business to continue our collaboration with banks, trust companies and other institutional funding partners. If we are required to amend the current model or are no longer able to collaborate with banks, trust companies or other institutional funding partners at all, or become subject to penalties, our business, financial condition, results of operations and prospects could be materially and adversely affected.

        For the impact of Circular 141 and Circular 57 on our cooperation with institutional funding partners, see "—Risks Relating to Our Business and Industry—Our platform requires adequate funding from investors and institutional funding partners and access to adequate lending capital on terms acceptable to us cannot be assured."

Failure in our proprietary credit analysis and risk management system may materially and adversely affect our products and service.

        We offer our products and services based on risk assessment conducted by our proprietary credit analysis and risk management system, which is strengthened by ZhongAn's insurance decision opinion based on its credit analysis model. In particular, we take on credit risk of the borrowers under our arrangement with ZhongAn on its providing credit insurance to loans we facilitate and under the guarantee provided by Shenzhen Tangren, our consolidated VIE with the financing guarantee license, for certain loan products we facilitate in addition to ZhongAn's credit insurance. See "Business—Our Partnership with ZhongAn—Credit Insurance" for details. Our system uses machine learning and modeling techniques to analyze transaction and repayment data from loans that we facilitated and data from applicants and other third-party sources. Even though we have accumulated large amount of applicant data and extensive credit analysis experience to perform risk management analysis in our system, our credit analysis and risk management system may not be continuously effective as we continue to increase the amount of loans we facilitate, expand our borrower and investor base and broaden our borrower and investor acquisition and engagement efforts through different channels in the future. If our credit analysis model contains inaccurate assumptions or inefficiencies through model updates, or if the credit data and analysis we obtain are inaccurate or outdated, our credit analysis could be negatively affected, resulting in inaccurate decision. If we are unable to effectively and accurately assess the credit profiles of applicants based on their credit profiles, we may either be unable to offer attractive service fee rates and products and services to borrowers, or unable to maintain low delinquency rates for loans we facilitate or to attract investors with satisfactory annualized investment return for our investment products. In addition, our credit analysis may not be able to provide more predictive assessments of future borrower behavior and result in better evaluation of our borrower base as compared to our competitors. Furthermore, our risk management model and system may not optimally protect our business against systemic risk. If our proprietary credit analysis and risk management system fails to perform effectively, our business, liquidity and results of operations may be materially and adversely affected.

If we are unable to maintain low delinquency rates for transactions facilitated by us, our business and results of operations may be materially and adversely affected. Further, historical delinquency rates may not be indicative of future results.

        Investments in loans on our platform involve inherent risks as the return of the principal on a loan investment made through our platform is not guaranteed, although we aim to limit investor losses due to borrower defaults within an industry acceptable range through various preventive measures we have taken or will take. The delinquency rate by balance for outstanding loans that were 91 to 180 days past due increased from 0.38% as of December 31, 2016 to 1.34% as of December 31, 2017.

        Our ability to attract and retain borrowers and investors is significantly dependent on our ability to effectively assess a borrower's credit profile and maintain low delinquency rates. To conduct this assessment, we have employed a series of procedures and developed a proprietary credit assessment and decisioning model. Our credit scoring model aggregates and analyzes the personal information submitted by a prospective borrower as well as the data we collect from a number of internal and external sources, and then generates a credit assessment result for the prospective borrower. If our credit scoring model contains programming or other errors, is ineffective or the information provided by borrowers or third parties is incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in misclassified loans or incorrect approvals or denials of loans. If we are unable to effectively and accurately assess the credit profiles of borrowers, we may be unable to maintain low delinquency rates of loans facilitated by our platform.

        For example, Xiaoying Preferred Loan is high-credit-limit unsecured loan product. As for loans funded by investors of Xiaoying Wealth Management, the credit line ranges from RMB100,000 to RMB200,000. As for loans funded by institutions, the credit line could be up to RMB600,000. The borrowers of Xiaoying Preferred Loan are usually real estate property owners. We assess the borrowers' credit ability by verifying their property ownership certificates and mortgage information in banks. However, we do not own any mortgage rights over the borrower's property if the borrower becomes insolvent or defaults on the loans. Therefore, if the borrower's financial condition deteriorates, we may not be able to take measures to prevent borrower's default and to maintain a low delinquency rates for loans facilitated by our platform.

        Although investor's entitlement under the loans we facilitated are protected by ZhongAn's credit insurance, if widespread defaults were to occur, investors may still lose confidence in our platform and our business and results of operations may be materially and adversely affected. Moreover, we take on credit risk of the borrowers under our arrangement with ZhongAn on its providing credit insurance to loans we facilitate and under the guarantee provided by Shenzhen Tangren, our consolidated VIE with the financing guarantee license, for certain loan products we facilitate in addition to ZhongAn's credit insurance. See "Business—Our Partnership with ZhongAn—Credit Insurance" for details. If we are unable to maintain low delinquent rates for transactions we facilitated, our business and results of operations may be materially and adversely affected.

The data that we collect may be inaccurate due to inadvertent error or fraud. If we fail to detect inaccurate and false information, the performance of our credit analysis will be compromised, and our business, results of operations and brand and reputation will be negatively impacted.

        We analyze data provided directly by applicants or with their authorization and data from third parties. The data we receive may not accurately reflect an applicant's creditworthiness because such data may be based on outdated, incomplete or inaccurate information due to inadvertent error or fraud. In addition, the completeness and reliability of consumer credit history information in the PRC is relatively limited. The People's Bank of China, or PBOC, has developed and put into use a national personal and corporate credit information database which remains relatively underdeveloped.

        The data provided directly by an applicant to us may become outdated and inaccurate, as he or she may have, after providing the data to us:

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  become delinquent in the payment of an outstanding obligation;

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  defaulted on a pre-existing debt obligation;

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  taken on additional debt; or

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  sustained other adverse financial events.

        We conduct data screening to detect inaccurate information and improve the quality of the data input for our credit analysis model. However, our data screening and anti-fraud systems may be insufficient to accurately detect inaccurate and fraudulent information. Such inaccurate or fraudulent information could compromise the accuracy of our credit analysis and adversely affect the effectiveness of our control over our delinquency rates. We may not be able to recoup funds underlying loans made in connection with inaccurate or fraudulent data, which may materially and adversely affect our results of operations. For example, we currently do not have a comprehensive approach to determine whether applicants have obtained loans through other consumer finance platforms, and as a result, a borrower may borrow money through us in order to pay off loans from other sources. In addition, a significant increase in fraudulent activities could negatively impact our brand name and reputation, discourage investors from investing in loans on our platform, reduce the amount of loans facilitated to borrowers and make it necessary to take additional steps to reduce fraud risk, which could increase our costs. High profile fraudulent activities could even lead to regulatory intervention, and may divert our management's attention and cause us to incur additional expenses and costs.

        Although we have not experienced any material business or reputational harm as a result of fraudulent activities or inaccurate information in the past, we cannot rule out the possibility that inaccurate information or fraudulent activities may materially and adversely affect our business, financial condition and results of operations in the future.

We may be required to obtain additional value-added telecommunication business licenses.

        PRC regulations impose sanctions on entities for engaging in the provision of telecommunication business of a commercial nature without having obtained a value-added telecommunication business license. If we fail to obtain licenses required for our business, we could be subject to sanctions including corrective orders and warnings from the PRC telecommunication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites and mobile applications may be ordered to cease operation.

        Pursuant to the Interim Measures, we are required to apply for appropriate telecommunication business operation permit, i.e., the value-added telecommunication business license, in accordance with relevant provisions of competent communication departments after we have completed the registration of online lending intermediary with local financial regulatory authority. The local government authority has not yet issued the relevant implementation rules regarding such filing and therefore we cannot assure you we will be able to make the necessary filing or apply for the value-added telecommunication business license. See "—The regulatory regime governing the online consumer finance industry in China is developing and subject to changes in applicable laws and regulations. If we fail to comply with existing and future applicable laws or regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected." Even if we have obtained the telecommunication business license, we may also be subject to monetary penalty or suspension of operation and rectification by the telecommunication administrations if we fail to operate the business as prescribed in the telecommunication operating licenses, or fail to operate the business as regulated by the telecommunications administration or other regulatory authorities.

        Given the evolving regulatory environment of the consumer finance industry and value-added telecommunication business, we cannot rule out the possibility that the PRC communication administration authority or other government authorities will explicitly require any of our consolidated VIEs or subsidiaries of our consolidated VIEs to obtain Internet content provider licenses, or ICP licenses, online data processing and transaction processing licenses, or ODPTP licenses or other value-added telecommunication business licenses, or issue new regulatory requirements to institute a new licensing regime for our industry. If such value-added telecommunication business licenses are required in the future, or a new license regime is introduced or new regulatory rules are promulgated, we cannot assure you that we would be able to obtain any required license or other regulatory approvals in a timely manner, or at all, which would subject us to the sanctions described above or other sanctions as stipulated in the new regulatory rules, and materially and adversely affect our business and impede our ability to continue our operations.

        Furthermore, pursuant to the Interim Administrative Provisions on the Operation via Third-party E-commerce Platforms by Securities Investment Funds Sale Institutions effective on March 15, 2013, any third-party e-commerce platform which provides "ancillary services" for online subscription and sale of fund units shall have a valid telecommunication business license issued by competent authority for at least three years before commencing the provision of such ancillary services, otherwise the platform could be subject to administrative orders including rectification and suspension of noncompliant business. The display of money market products administered by qualified asset management institutions on our platforms and the provision of our technology service for traffic referral may be deemed by the regulatory authority as providing ancillary services for online subscription and sale of fund units, which require a telecommunication business license that we currently do not hold and may subject us to rectification or suspension of the aforementioned business if so required by the CSRC. Additionally, according to Guidance on Regulating Asset Management Business of Financial Institutions, or the Guidance, which was promulgated jointly by the PBOC, China Insurance Regulatory Commission, CSRC and the SAFE on April 27, 2018, only financial institutions, such as banks, trusts, securities, funds, futures, insurance asset management agencies and financial asset investment companies, can operate asset management business. As ancillary services that we currently provide are not "asset management business" as defined in the Guidance or other applicable Laws and Regulations, we do not believe that we would be subject to the Guidance. However, we cannot assure you if the money market products offered by the relevant financial institutions to which we provide the ancillary services will not ceased pursuant to the Guidance.

        Nevertheless, the interpretation and the enforcement of such regulations in the context of online consumer finance industry remains uncertain, and therefore, it is unclear what kind of value-added telecommunication business licenses we should obtain. Given the evolving regulatory environment of the consumer finance industry and value-added telecommunication business, we cannot rule out the possibility that the PRC communication administration authority or other government authorities will explicitly require any of our consolidated VIEs or subsidiaries of our consolidated VIEs to obtain Internet content provider licenses, or ICP licenses, online data processing and transaction processing licenses, or ODPTP licenses or other value-added telecommunication business licenses, or issue new regulatory requirements to institute a new licensing regime for our industry. If such value-added telecommunication business licenses are clearly required in the future, or a new license regime is introduced or new regulatory rules are promulgated, we cannot assure you that we would be able to obtain any required license or other regulatory approvals in a timely manner, or at all, which would subject us to the sanctions described above or other sanctions as stipulated in the new regulatory rules, and materially and adversely affect our business and impede our ability to continue our operations.

If our products and services do not achieve sufficient market acceptance, our financial condition, results of operations and competitive position will be materially and adversely affected.

        We facilitate various loan products, in particular Xiaoying Card Loan, Xiaoying Preferred Loan and Xiaoying Housing Loan to our borrowers, and provide investment products to investors through Xiaoying Wealth Management. While we intend to broaden the scope of products and services that we offer, we may not be successful in doing so. New products and services must achieve a certain level of market acceptance in order for it to be economically feasible for us to bear the default risks associated with them and recoup our investment costs in developing and bringing them to market. Our existing or new products and services could fail to attain sufficient market acceptance for many reasons, including:

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  our failure to predict market demand accurately and supply attractive and increasingly personalized products and services at appropriate prices and in amount that meet this demand in a timely fashion;

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  our existing products and services may cease to be popular among current borrowers and investors or prove to be unattractive to prospective borrowers and investors;

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  our failure to assess risk associated with new products and services and to properly price such products and services;

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  negative publicity about our products and services or mobile applications' performance or effectiveness;

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  critical assessment taken by regulatory authorities that the launch of new products and services and changes to our existing products and services do not comply with PRC laws, regulations or rules applicable to us; and

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  the introduction or anticipated introduction of competing offerings by competitors.

        If our existing and new products and services do not achieve adequate acceptance in the market, our financial condition, competitive position and results of operations could be harmed.

Increases in market interest rates could negatively affect the amount of loans facilitated by us and cost of funds provided to borrowers.

        All loans facilitated by us have fixed service fee rates charged by us and interest rates. If prevailing market interest rates rise, the service fee rates and interest rates of loans we facilitate may rise accordingly, and borrowers may be less likely to accept such adjusted terms. If borrowers decide not to use our products because of such an increase in market interest rates, our ability to retain existing borrowers and engage prospective borrowers as well as our competitive position may be severely impaired. If we are unable to effectively manage such market interest rate risk, our business, profitability, results of operations and financial condition could be materially and adversely affected.

Any harm to our brand or reputation or any negative publicity about the parties that we collaborate with, or any damage to the reputation of the online consumer finance industry may materially and adversely affect our business and results of operations.

        Enhancing the recognition and maintaining the reputation of our brand is critical to the current performance and future growth of our business and competitiveness, since this initiative affects our ability to better attract and serve consumers and to maintain and expand our relationship with our investors. Factors that are vital to this objective include our ability to:

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  maintain the effectiveness, quality and reliability of our systems;

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  provide consumers with satisfactory services;

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  engage a large number of quality borrowers with low delinquency rate;

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  improve our credit analysis and risk management system;

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  effectively manage and resolve user complaints; and

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  effectively protect personal information and privacy of users.

        Any malicious or otherwise negative allegation made by the media or other parties about our company, including our management, business, compliance with law, financial condition, prospects or our historical business operations, whether with or without merit, could severely hurt our reputation and harm our business and results of operations.

        In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about parties that we collaborate with in the operation of our business, including negative publicity about any failure by them to adequately protect the information of their users, to comply with applicable laws and regulations or to otherwise meet required quality and service standards, could also harm our reputation or result in negative perception of the products or services we offer.

        Furthermore, any negative development in the online consumer finance industry, such as bankruptcies or failures of other consumer finance service providers, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other consumer finance platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and investors. Negative developments in our industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online consumer finance service providers, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

We have obligations to verify information relating to borrowers and detecting fraud. If we fail to perform such obligations to meet the requirements of relevant laws and regulations, we may be subject to liabilities.

        Our business of connecting investors and individual borrowers constitutes an intermediary service, and our contracts with investors and borrowers are intermediation contracts under the PRC Contract Law. Under the PRC Contract Law, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client's interests may not claim for any service fee for its intermediary services, and is liable for any damage incurred by the client. Therefore, if we fail to provide material information to investors and are found to be at fault for failure or deemed failure to exercise proper care, or to conduct adequate information verification or supervision, we could be subject to liabilities as an intermediary under the PRC Contract Law. In addition, the Interim Measures have imposed on online lending information intermediaries, including us, additional obligations to verify the truthfulness of the information provided by or in relation to loan applicants and to actively detect fraud. We leverage a large database of past fraud accounts information and sophisticated rule-based detection technology in detecting fraudulent behaviors. Based on new data collected and fraudulent behaviors detected during our daily business operations, we update our database on a monthly basis. As the Interim Measures are relatively new, it is still unclear to what extent online lending information intermediaries should exercise care in detecting fraud. Although we believe that as an information intermediary, we should not bear the credit risk for investors as long as we take reasonable measures to detect fraudulent behaviors, we cannot assure you that we would not be subject to any liabilities under the Interim Measures if we fail to detect any fraudulent behavior. If that were to occur, our results of operations and financial condition could be materially and adversely affected.

We finance certain loans offered with our own funds, which may subject us to regulatory risks.

        We had partially financed certain undersubscribed loans with our own funds in the past to increase matching rate and enhance borrowers' experience on our platform. We gradually reduced such practices after August 2016 when the Interim Measures, which prohibits online finance information intermediaries from investing in loans using their own funds unless otherwise stipulated by laws and regulations, was promulgated, and completely ceased such practices in April 2017. As of the date of this prospectus, we have not been subject to any fines or other penalties due to the fact that certain historical loans on our platform were partially funded with our own funds before the Interim Measures taking effect but remained outstanding afterwards.

        In addition, we also initially provide credit using our own funds to our borrowers and subsequently sell the loans including the creditor's rights in the loans to investors on our P2P platforms or to institutional funding partners. We completely ceased such practices with investors on our P2P platforms in April 2017 we also gradually reduced such practices with banking financial institution partners after December 31, 2017 and completely ceased such practices in February 2018. While we do not believe that our initial loan advance would be deemed by the PRC authorities as illegal provision of loans to the general public, which is prohibited by the PRC laws and regulations, as such initial provision of credit is transitory and we do not have the intention to retain the loan at the outset, we cannot assure you that the regulators will hold the same view as ours.

        We cannot assure you that any practice where we finance loans with our own funds will not be deemed by the PRC government as violating the relevant PRC loans and regulations, including provisions of the Interim Measures, and such practices may also be deemed by the PRC authorities as illegally providing loans to the general public or illegally granting loans without the PBOC's permit, which are prohibited by relevant PRC laws and regulations. If such practices were found to violate the Interim Measures or other relevant PRC laws and regulations, we might be subject to fines, penalties or other liabilities, which could materially and adversely affect our business, financial condition and prospects.

We are subject to risks associated with other parties with which we collaborate. If we cannot effectively cooperate with such other parties or if such other parties fail to perform or provide reliable or satisfactory services, our business, financial condition and results of operations may be materially and adversely affected.

        We collaborate with certain other parties in acquiring borrowers and providing our loan products to borrowers. Such other parties include user acquisition partners, other institutions from which we obtain information for our credit assessment model and risk management system and our cloud computing service provider.

        These parties may not be able to provide accurate and complete data, sufficiently or timely fund credit that we facilitate or provide satisfactory services to us and/or borrowers on commercially acceptable terms or at all. Any failure by these parties to continue with good business operations, comply with applicable laws and regulations, in particular, the relevant laws and regulations in collecting and distribution personal information, or any negative publicity on these parties could damage our reputation, expose us to significant penalties and decrease our total revenues and profitability. Also, if we fail to retain existing or attract new quality parties to collaborate with, our ability to retain existing borrowers, engage prospective borrowers may be severely limited, which may have a material and adverse effect on our business, financial condition and results of operations. In addition, certain of these other parties that we collaborate with have access to our user data to a limited extent in order to provide their services. If these other parties engage in activities that are negligent, illegal or otherwise harmful to the trustworthiness and security of our products or system, including the leak or negligent use of data, or users are otherwise dissatisfied with their service quality, we could suffer reputational harm and experience a decrease in users, even if these activities are not related to, attributable to or caused by us.

If our ability to collect delinquent loans is impaired, or there is misconduct in payment collection, our business and results of operations might be materially and adversely affected.

        We have implemented internal payment and collection policies and practices designed to optimize the repayment process. We also engage several third-party collection service providers to assist us with payment collection from time to time. However, we may not receive payments as expected on loans that we facilitate. Upon a borrower's default, we will classify the defaulting borrowers into different risk levels based on the type of loan products, outstanding amount, delinquent days and historical repayment pattern. The third-party collection agencies that we engaged will make phone calls, send text messages, in-person visit and claim lawsuits to the defaulting borrower to request repayment. In particular, the third-party collection agencies that we engage may not possess adequate resource and manpower to collect payment on and service the loans we facilitated.

        Moreover, the current regulatory regime for debt collection in the PRC remains unclear. In the three months ended March 31, 2018, we refined and strengthened our administration on collection policies and practices in consideration of the regulatory development with respect to the debt collection in the PRC consumer finance industry. As a result, we may not be able to maintain our efficiency level to collect payments from borrowers and the delinquency rates for our loan products may increase. We cannot assure you that the third- party collection personnel will not engage in any misconduct as part of their collection efforts. Any such misconduct by our collection personnel or the perception that our collection practices are considered to be aggressive and not compliant with the relevant laws and regulations in the PRC may result in harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to decrease in the willingness of prospective borrowers to apply for loans or fines and penalties imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.

If we are unable to provide a high-quality user experience, our reputation and business may be materially and adversely affected.

        The success of our business largely depends on our ability to provide a high-quality user experience, which in turn depends on factors such as: (i) our ability to estimate future borrowing requests from our users, (ii) our ability to continue to offer products and services at competitive service fee rates, (iii) our ability to provide a reliable and user-friendly mobile application user interface for users and our ability to further improve and streamline our online loan application and approval process. As of December 31, 2017, all of the transactions for our Xiaoying Card Loan and Xiaoying Wealth Management were completed through our mobile application. If users are not satisfied with our level of service when we failed to provide sufficient loans to our users, or if our system is severely interrupted or otherwise fails to meet user requests, for example, the users have to wait for days to receive their loan application results or our mobile app is constantly disrupted due to system failure and breakdown, our reputation could be adversely affected and we could fail to maintain user loyalty.

        Our ability to provide high-quality user experience also depends on the quality of the products and services provided by our business partners over which we have limited or no control. In the event that a user is dissatisfied with the quality of the products and services provided by our business partners, we do not have any means to directly make improvements in response to user complaints, and our business, reputation, financial performance and prospects could be materially and adversely affected.

        In addition, we depend on our user service hotline and WeChat online user service center to provide certain services to our users. If our user service representatives fail to provide satisfactory service, or if waiting time is too long due to the high volume of calls from borrowers and investors at peak times, our brands and user loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our user service may harm our brands and reputation and in turn cause us to lose users and market share. As a result, if we are unable to continue to maintain or enhance our user experience and provide a high quality user service, we may not be able to retain users or attract prospective users, which could have a material adverse effect on our business, financial condition and results of operations.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations.

        We had negative cash flows from operating activities of RMB615.3 million (US$94.6 million) in 2017, which was primarily due to an increase in accounts receivable and contract assets of RMB971.1 million (US$149.3 million), mainly including service fees we earned from borrowers, and an increase in net loans held for sale of RMB611.1 million (US$93.9 million), partially offset by an increase in guarantee liabilities of RMB444.5 million (US$68.3 million). We collect the service fees on a monthly basis from the borrowers. Inability to collect payments from users, borrowers in particular, in a timely and sufficient manner may adversely affect our liquidity, financial condition and results of operations.

We may need additional capital to accomplish business objectives, pursue business opportunities, and respond to challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

        Historically, we have issued equity securities to support the growth of our business. As we intend to continue to make investments to support the growth of our business, we may require additional capital to accomplish our business objectives and pursue business opportunities, and respond to challenges or unforeseen circumstances, including developing new products and services, further enhancing our risk management capabilities, increasing our marketing expenditures to improve brand awareness and enhancing our operating infrastructure. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms acceptable to us, or at all. In the event that we obtain debt financing, repayment of debt may divert a substantial portion of cash flow, which would reduce funds available for expenses and payment pursuant to other general corporate purposes.

        Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders our ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when it is needed, our ability to continue to accomplish our business objectives and pursue business opportunities, and respond to challenges or unforeseen circumstances could be significantly limited, and our business, operating results, financial condition and prospects could be adversely affected.

Our marketing efforts are critical to our performance and future growth, and if we are unable to promote and maintain our brands in an effective and cost-efficient way, our business and financial results may be harmed.

        We primarily rely on word-of-month referral to build our business. Going forward, we intend to promote brand through marketing. The effectiveness of our marketing efforts are critical to the successful promotion of our brand and our ability to attract borrowers and investors. Our efforts to build our brand may cause us to incur significant expenses. These efforts may not result in increased revenue in the immediate future. Even if they do, any increases in revenue may not offset the expenses incurred. If we fail to successfully promote and maintain our brand name while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

Undetected errors or significant disruption in our IT system, including events beyond our control, could prevent us from offering our products and services, thereby reducing the attractiveness of our products and services and resulting in a loss of borrowers or investors.

        Our business and internal systems rely on software and processes that are highly technical and complex. In addition, our business depends on the abilities of these software and processes to store, retrieve, process and manage large amounts of data. The software and processes on which we rely have contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use.

        In addition, in the event of a system outage and physical data loss, our ability to provide products and services would be materially and adversely affected. The reliability, availability and satisfactory performance of our technology and our underlying network infrastructure are critical to our operations, user service, reputation and our ability to attract new and retain existing borrowers and investors. Our information technology systems infrastructure is currently deployed and our data is currently maintained on customized computing services in China. Our operations depend on the service provider's ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or hackers' attempts to harm our systems, criminal acts and other similar events. Moreover, if our arrangement with this service provider is terminated or if there is a lapse of service or damage to their facilities, we could experience interruptions in our service as well as delays and additional expense in providing products and services to our borrowers and investors.

        Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether willful or not, could harm our reputation and our relationships with borrowers and investors. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. We also may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing loan applications and other business operations, damage our brand name and reputation, divert our employees' attention, reduce our revenue, subject us to liability and discourage users from using our products and services, any of which could adversely affect our business, financial condition and results of operations.

Misconduct, errors and failure to function by our employees and parties we collaborate with could harm our business and reputation.

        We are exposed to the risk of misconduct and errors by our employees and parties that we collaborate with. Our business depends on our employees and/or business partners to interact with users, process large numbers of transactions and support the loan collection process. We could be materially and adversely affected if the transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. It is not always possible to identify and deter misconduct or errors by our employees and other business partners, and the precautions we take to detect and prevent such activities may not be effective in controlling unknown or unmanageable risks or losses. If any of our employees and other business partners misuse or misappropriate funds, commit fraud or other misconduct or fail to follow our rules and procedures when interacting with our users and borrowers, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, and therefore be subject to civil or criminal liability. In addition, we have engaged certain third-party service providers for loan collection services. Aggressive practices or misconduct by any of our third-party service providers in the course of collecting loans could damage our reputation.

        Any of these occurrences could result in our diminished ability to operate our business, potential liability to users and borrowers, inability to attract users and borrowers, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework regarding protection of such information, our business and operations may be adversely affected.

        We have access to, store and process certain personal information and other sensitive data from our users and our business partners, which makes us an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect confidential information that we have access to, our security measures could be compromised. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system could cause confidential user information to be stolen and be used for criminal purposes.

        We also face indirect technology, cybersecurity and operational risk relating to the third parties upon whom we rely to facilitate or enable our business activities, including, among others, third-party online payment service providers who manage accounts for certain borrower and investor funds. Any cyber-attack, computer viruses, physical or electronic break-ins or similar disruptions of such third-party payment service providers could, among other things, adversely affect our ability to serve our users, and could even result in misappropriation of funds of our borrowers and investors. If that were to occur, both we and third-party payment service providers could be held liable to borrowers and investors who suffer losses from the misappropriation.

        Security breaches or unauthorized access to confidential information could expose us to liability related to the loss of information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

        In addition, PRC government authorities have enacted a series of laws and regulations in regard of the protection of personal information, under which internet service providers and other network operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, and to obtain the consent of users, as well as to establish a user information protection system with appropriate remedial measures. We have obtained consent from our users to use their personal information within the scope of authorization and we have taken technical measures to ensure the security of such personal information and to prevent any loss or divergence of personal information from. However, there is uncertainty as to the interpretation and application of such laws. If such laws or regulations are to be interpreted and applied in a manner inconsistent with our current policies and practices, changes to the features of our system may be required and additional costs incurred. We cannot assure you that our existing user information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and our reputation, business and operations might be adversely affected. See "Regulations—Regulations on Internet Information Security" for details.

        On June 1, 2017, the PRC Cybersecurity Law became effective. The law requires network products and services providers as we are, among other things, to strictly preserve the secrecy of user information they collect and to store within mainland China data that is gathered or produced by such network products and services provider in the country. If we are deemed to have violated the law, potential penalties include, depending on the nature of violation, regulatory warning, correction order, forced shut down of our websites, suspension of operation revocation of business licenses, confiscation of illegal gains, and fines imposed on the company ranging from approximately RMB10,000 to RMB1 million or management personnel ranging from approximately RMB5,000 to RMB1 million.

        Due to the relatively new nature of the PRC Cybersecurity Law and the lack of clarification in the statutory law itself as to the circumstances and standard under which the law should apply and violations be found, there are great uncertainties as to the interpretation and application of the law. The law's vagueness in its own statutory language also indicates that the CAC, the designated government enforcement agency, will have broad latitude to direct how the law is interpreted and enforced, thus creating greater uncertainties with regard to the interpretation and application of the law since the government enforcement agency has yet to provide further guidance on the enforcement mechanism of the law. If we are found to have violated the PRC Cybersecurity Law in a government enforcement action, we may face severe penalties that may result in monetary losses, losses of access to assets essential for daily operation of our business or for the continuance of service provision, and temporary or total disruption of our business for an extended period of time. In addition, the finding of a violation of the PRC Cybersecurity Law, even if later repealed, may cause damages to our reputation and our brand name, causing users to lose confidence in our service and to refrain from choosing or continuing to use our products and services. All of these consequences may have a material adverse impact on our business, financial condition and results of operations.

        Furthermore, the stringent reporting obligation imposed by the PRC Cybersecurity Law itself, without a finding of violation, may have a material adverse impact on our business and results of operations. As we are obligated by the law to inform our users of any security flaw or vulnerability as they are discovered, users may become wary of the existence or frequency of such reports and lose confidence in the security of our system, thus discouraged from choosing or continuing to use our products and services, even though the security flaws or vulnerabilities are readily fixed and overcome.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

        Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. Our independent registered public accounting firm, has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the year ended December 31, 2016 and 2017 and as of December 31, 2016 and 2017, we and our independent registered public accounting firm identified two "material weaknesses" in our internal control over financial reporting and other control deficiencies. As defined in standards established by the PCAOB, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (2) our lack of audit committee and internal audit function to establish formal risk assessment process and internal control framework. Following the identification of the material weaknesses, we have taken measures and plan to continue to take measures to remedy these weaknesses. For details of these remedies, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting." However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

        Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such accountant might have identified additional material weaknesses and deficiencies. Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

        During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.

        We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual properties as critical to our success, and we rely on trademark and trade secret law, confidentiality agreement, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See "Business—Intellectual Property" and "Regulations—Regulations Related to Intellectual Property." However, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or that such intellectual property will be sufficient to provide us with competitive advantages. Because of the rapid pace of technological development, we cannot assure you that all of our proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. Furthermore, parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

        It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality agreement, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial litigation costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

        We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. We may unknowingly infringe on other parties'

trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights through our products and services or other aspects of our business. As a result, we may be subject to legal proceedings and claims relating to the intellectual property rights of others from time to time in the future. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any infringement claims are brought against us, we may be forced to divert management's time and other resources from our business and operations to defend against these claims, regardless of their merits.

        Additionally, the interpretation and application of China's intellectual property right laws and the procedures and standards for protecting trademarks, copyrights, knowhow, proprietary technologies or other intellectual property rights in China are uncertain and still evolving, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

Mr. Yue (Justin) Tang, our founder, Chairman of the board and Chief Executive Officer, named in a lawsuit filed by ChinaCast Education Corporation in the United States; there is uncertainty as to the outcome of this lawsuit and its impact on us.

        Mr. Yue (Justin) Tang, our founder, Chairman of the board and Chief Executive Officer, has been named one of the defendants in a lawsuit filed by ChinaCast Education Corporation, or ChinaCast, in the Court of Chancery of the State of Delaware in the United States. Mr. Tang was an independent director of ChinaCast's board from 2007 until January 2012. ChinaCast's complaint alleges that certain ChinaCast senior management and directors (including Mr. Yue (Justin) Tang), or Defendants, caused injury to ChinaCast during their tenures, and seeks, among other reliefs, damages of not less than US$200 million.

        ChinaCast specifically alleges that Mr. Tang: (i) breached his fiduciary duty because he knew or should have known of certain fraud and theft that the ChinaCast's former management purportedly carried out, (ii) failed to ensure that ChinaCast had reasonable information and reporting systems to detect the alleged wrongdoing, (iii) engaged in self-interested transactions with the ChinaCast's management and (iv) failed to oversee and monitor ChinaCast's operations.

        ChinaCast is seeking a court judgment that the Defendants are jointly and severally liable for the damages and in addition, a court order compelling Defendants to disgorge all compensation and financial benefits they received from ChinaCast.

        This lawsuit is currently in the discovery process. Mr. Tang believes that ChinaCast's allegations are without merit and intends to contest them vigorously. However, it is inherently difficult to predict the length, process and outcome of court proceedings, regardless of its merits, this lawsuit can be time-consuming and can divert Mr. Tang's attention away from our business. Should ChinaCast prevail in the lawsuit against Mr. Tang, Mr. Tang's reputation may be harmed and his assets, including his equity interest in us, may be subject to the enforcement actions brought by ChinaCast, which could also have a material and adverse impact on our reputation and operation.

Any failure by us, institutional funding partners or payment service providers to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations could damage our reputation, expose us to significant penalties, and decrease our revenues and profitability.

        We have adopted various policies and implemented procedures in compliance with all applicable anti-money laundering and anti-terrorist financing laws and regulations, including internal controls and "know-your-customer" procedures, for preventing money laundering and terrorist financing. In addition, we rely on our institutional funding partners, payment service providers and funds custody bank, in particular the funds custody bank that handles the transfer of funds from lenders to borrowers, to have their own appropriate anti-money laundering policies and procedures. Our institutional funding partners may be subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. We have adopted commercially reasonable procedures for monitoring our institutional investor and payment processors.

        We have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, our policies and procedures may not be completely effective in preventing other parties from using us, any of our institutional funding partners, or payment service providers as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing activities, our reputation could suffer and we could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any "blacklists" that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Even if we, our institutional funding partners and payment service providers comply with the applicable anti-money laundering laws and regulations, we, our institutional funding partners and payment service providers may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that which might arise from any failure of other online consumer finance platforms to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could tarnish our image, undermine the trust and credibility we have established, and negatively impact our financial condition and results of operations.

        The Guidelines purport to require, among other things, Internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a user identification program, the monitoring and reporting of suspicious transactions, the preservation of user information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of Internet finance service providers. We cannot assure you that the anti-money laundering policies and procedures we have adopted will be deemed to be in compliance with applicable anti-money laundering implementation rules if and when adopted.

From time to time we may evaluate and potentially consummate strategic investments, acquisitions or international expansion, which could require significant management attention, disrupt our business and adversely affect our financial results.

        We may evaluate and consider strategic investments, combinations, acquisitions or alliances with other businesses or international expansion to further better serve borrowers and enhance our competitive position. These transactions could have a material impact on our financial condition and results of operations if consummated. Even if we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses. For example, we incurred impairment of investments of RMB6.3 million in 2016 as the business performance of the company we invested in was much lower than initially forecasted. In addition, we made certain investments through nominee arrangements where we have appointed nominees as registered shareholders of certain investee companies, as we currently do not qualify under certain regulatory financial requirements to be registered as a shareholder of such investee companies. While we believe such investments and the nominee arrangements reflect the true intentions of us and the respective business partners, and are therefore legal and valid under PRC Contract Law, we cannot assure you that the PRC courts or other regulators would hold the same view as ours, and such investments may not have the same effect as direct shareholding ownership in the investee companies where our nominee shareholders may fail to perform their respective obligations under the nominee arrangements, such as, among others, to vote on the shareholders' meetings per our instructions, or to transfer all dividends obtained from such companies to us on a timely manner.

        Strategic investments, acquisitions or international expansion will involve risks commonly encountered in business relationships, including:

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  difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

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  inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits including the failure to successfully further develop the acquired technology;

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  difficulties in retaining, training, motivating and integrating key personnel;

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  diversion of management's time and resources from our normal daily operations and potential disruptions to our ongoing businesses;

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  difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

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  difficulties in retaining relationships with users and borrowers, investors, employees and other partners of the acquired business;

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  risks of entering markets in which we have limited or no prior experience;

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  regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over the acquired business;

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  assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

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  liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

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  unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

        We may not make any investments, acquisitions or international expansion, or, alternatively, any future investments, acquisitions or international expansion may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits.

Our business depends on the continued efforts of our senior management and key technology development personnel. If one or more of our key executives or key technology development personnel were unable or unwilling to continue in their present positions, our business may be severely disrupted.

        Our business operations depend on the continued services of our senior management and key technology development personnel. In particular, Mr. Yue (Justin) Tang, our founder, Chairman and Chief Executive Officer, Mr. Shaoyong (Simon) Cheng, our president, Mr. Ding (Gardon) Gao, our Chief Technology Officer, Mr. Jie (Kevin) Zhang, our Chief Financial Officer and Mr. Kan (Kent) Li, our Chief Risk Officer, are critical to the management of our business and operations and the development of our strategic direction. While we have provided different incentives to our management and key technology development personnel, we cannot assure you that we can continue to retain their services. If one or more of our key executives or key technology development personnel were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team and technology development team will not join our competitors or form a competing business. If any dispute arises between our current or former officers or key technology development personnel and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

        We believe our success depends on the efforts and talent of our employees, primarily including technology development, financial products, risk management, general management and sales and marketing. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. It is competitive to attract and retain skilled talent with expertise in technology, risk management, and general management. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

        In addition, we invest significant time and resources in the training of our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve users and investors could diminish, resulting in a material adverse effect to our business.

If we grant employees share options or other equity incentives in the future, our net income could be adversely affected.

        We granted incentives and rewards to employees and executives under our 2015 Global Share Option Plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of the date of this prospectus, holders of our outstanding options were entitled to purchase a total of 38,259,645 ordinary shares. As a result, we expect to incur share-based compensation expense of RMB168.7 million in the 2018 fiscal year, assuming no additional share options are granted during the 2018 fiscal year. If we grant more options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

Increase in labor costs in the PRC may adversely affect our business and results of operations.

        In recent years, the Chinese economy has experienced inflationary and labor costs increases. Average wages are projected to continue to increase. Further, under PRC law we are required to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. If we are unable to control our labor costs or pass such increased labor costs on to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

We do not have any business insurance coverage.

        Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We are subject to the risk of a severe or prolonged downturn in the Chinese or global economy and deterioration of credit profiles of borrowers, which may materially and adversely affect our business and financial condition.

        Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect borrowers' willingness to seek credit and investors' ability and desire to invest in loans. If economic conditions deteriorate, we may face increased risk of default or delinquency of borrowers, which will result in lower returns or losses. In the event that the creditworthiness of our borrowers deteriorates or we cannot track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our risk management system may be subsequently rendered ineffective. This in turn may lead to higher default rates and adverse impacts on our reputation, business, results of operations and financial positions.

        Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 as the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of China's economic growth since 2012, which may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including the United States and China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in financial and other markets. Significant uncertainty exists regarding the timing of UK's anticipated withdrawal from the EU and the effects such withdrawal may have on world economy, as well as uncertainty regarding the likelihood and timing of policy changes by the Trump Administration in the U.S. and the subsequent impact on world economy. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. If present Chinese and global economic uncertainties persist, we may have difficulty in obtaining funding from investors to fund the loan utilized by borrowers. Adverse economic conditions could also reduce the number of quality consumers' seeking credit from us, as well as their ability to make payments. Should any of these situations occur, the amount of loans facilitated to borrowers will decrease and, therefore, our revenue will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The offering of our products and services depends on effective use of mobile operating systems and distribution through mobile application stores, which we do not control.

        Our loan products Xiaoying Card Loan, Xiaoying Preferred Loan, Xiaoying Housing Loan and loan facilitation services to other platforms are offered through mobile applications. We may need to devote significant resources to support and maintain of such applications. The mobile applications are dependent on the interoperability of popular mobile operating systems that we do not control, such as Android and iOS. Any changes in such systems that degrade the accessibility of our mobile applications or give preferential treatment to competing products and services could adversely affect the usability of our mobile applications. In addition, we rely upon third-party mobile application stores for users to download our mobile applications. As such, the distribution, operation and maintenance of our mobile applications are subject to application stores' standard terms and policies for application developers.

        Our future growth and results of operations could suffer if we experience difficulties in the future in offering our products and services through our mobile applications, or if we face increased costs to distribute our mobile applications. If it becomes increasingly difficult for our users to access and utilize our products and services on their mobile devices, or if the prevailing mobile operating systems do not support our mobile applications, our business and financial condition and operating results may be adversely affected.

Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China.

        Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. We primarily rely on a limited number of telecommunication service providers to provide it with data communications capacity through local telecommunications lines and Internet data centers to host its servers. We may have limited access to alternative networks or services in the event of disruptions, failures or other problems with China's Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with increasing traffic. We cannot assure you that our cloud computing service provider and the underlying Internet infrastructure and the fixed telecommunications networks in China will be able to support the demand associated with the continued growth in Internet usage. In addition, we have no control over the costs of the services provided by telecommunication service providers which in turn, may affect our costs of using customized cloud computing services. If the prices we pay for customized cloud computing services rise significantly, our results of operations may be adversely affected. Furthermore, if Internet access fees or other charges to Internet users increase, our user traffic may decline and our business may be harmed.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

        We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to severe interruptions, breakdowns, system failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our products and services. Our business could also be adversely affected by the effects of

Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general. If our users, suppliers or business partners were affected by health epidemics or other natural disasters, our business operation may experience material disruption, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

        The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than 50% equity interest in any PRC company engaging in value-added telecommunications businesses, with certain exceptions relating to online retail and mobile commerce which does not apply to us. The primary foreign investor must also have operating experience and a good track record in providing value-added telecommunications services, or VATS, overseas.

        Because we are an exempted company incorporated with limited liability in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiary, Xiaoying (Beijing) Information Technology Co., Ltd. , or Beijing WFOE, is a foreign-invested enterprise, or an FIE. To comply with PRC laws and regulations, we conduct our business in China through our consolidated VIEs and their affiliates. Beijing WFOE has entered into a series of contractual arrangements with our consolidated VIEs and their shareholders. For a description of these contractual arrangements, see "Corporate History and Structure—Contractual Arrangements with Consolidated VIEs and their Shareholders."

        We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel is of the opinion that our current ownership structure, the ownership structure of our PRC subsidiaries, our consolidated VIEs and its subsidiaries, and the contractual arrangements among them are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect, except that the equity pledge under that certain equity pledge agreement would not be deemed validly created until they are registered with the competent governmental authorities. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or the MOFCOM, the MIIT, or other authorities that regulate online consumer finance platforms and other participants in the telecommunications industry, would ultimately take a view that is consistent with the opinion of our PRC legal counsel or agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

        If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and may have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

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  revoking our business and operating licenses;

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  levying fines on us;

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  confiscating any of our income that they deem to be obtained through illegal operations;

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  shutting down our services;

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  discontinuing or restricting our operations in China;

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  imposing conditions or requirements with which we may not be able to comply;

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  requiring us to change our corporate structure and contractual arrangements;

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  restricting or prohibiting our use of the proceeds from overseas offerings to finance our PRC consolidated VIEs' business and operations; and

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  taking other regulatory or enforcement actions that could be harmful to our business.

        Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See "Risks Relating to Our Corporate Structure—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, and its enactment may materially and adversely affect our business and financial condition." Occurrence of any of these events could materially and adversely affect our business and financial condition and results of operations. In addition, if the imposition of any of these penalties or requirements to restructure our corporate structure causes us to lose the right to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements. If our corporate structure and contractual arrangements are deemed to be illegal by relevant regulators, our business and results of operations would be materially and adversely affected and the price of our ADSs may decline. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our consolidated VIEs or their subsidiaries. See "Corporate History and Structure—Contractual Arrangements with Consolidated VIEs and their Shareholders."

Our contractual arrangements with our consolidated VIEs may result in adverse tax consequences to us.

        We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with our consolidated VIEs were not made on an arm's length basis and adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax liabilities of our consolidated VIEs without reducing the tax liability of our subsidiaries, which could further result in late payment fees and other penalties to our consolidated VIEs for underpaid taxes; or (ii) limiting the ability of our consolidated VIEs to obtain or maintain preferential tax treatments and other financial incentives.

We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and may have potential conflicts of interests with us, which have a material adverse effect on our business and financial condition.

        We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business. For a description of these contractual arrangements, see "Corporate History and Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders." All of our revenue are attributed to our consolidated VIEs. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of the record holders of equity interest in our consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

        All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIEs, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See "Risks Relating to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations."

        In connection with our operations in China, we rely on the shareholders of our consolidated VIEs to fulfill by the obligations under such contractual arrangements. The interests of these shareholders in their individual capacities as shareholders of our consolidated VIEs may differ from the interests of our company as a whole, as what is in the best interests of our consolidated VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these individuals or entities will act in the best interests of our company or that those conflicts of interest will be resolved in our favor. In addition, these individuals and entities may breach or cause our consolidated VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

        Currently, we do not have arrangements that address potential conflicts of interest shareholders of our consolidated VIEs may encounter due to their dual roles as shareholders of consolidated VIEs and as beneficial owners of our company. However, we could, at all times, exercise our option under the exclusive call option agreement to cause them to transfer all of their equity ownership in our consolidated VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIEs as provided under the powers of attorney, directly appoint new directors of our consolidated VIEs. We rely on the shareholders of our consolidated VIEs to comply with PRC laws and regulations, which protect contracts, and to provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and with the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our corporate actions will be substantially controlled by Mr. Yue (Justin) Tang, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

        Our post-offering amended and restated memorandum and articles of association, that will become effective immediately prior to the completion of this offering, provide that in respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes, voting together as one class. Upon the completion of this offering, Mr. Yue (Justin) Tang will beneficially own all of the Class B ordinary shares issued and outstanding, representing        % of our aggregate voting power. As a result, he will have the ability to control or exert significant influence over important corporate matters and investors may be prevented from influencing important corporate matters involving our company that require approval of shareholders, including:

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  the composition of our board of directors and, through the voting of the board of directors, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;

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  any determinations with respect to mergers or other business combinations;

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  our disposition of all or substantially all of our assets; and

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  any change in control.

        These actions may be taken even if they are opposed by our other shareholders, including the holders of the ADSs. Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. As a result of the foregoing, the value of your investment could be materially reduced.

If the custodians or authorized users of our controlling nontangible assets, including chops and seals, fail to fulfill their responsibilities, misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

        Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

        We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and consolidated VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and consolidated VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

        In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and mechanisms to monitor our key employees, including the designated legal representatives of our subsidiaries and consolidated VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and consolidated VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains misappropriates the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal actions to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative's misconduct. If any of the designated legal representatives obtains, misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources expenses while distracting management from our operations, and our business and operations may be materially and adversely affected.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, and its enactment may materially and adversely affect our business and financial condition.

        MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the major existing laws and regulations governing foreign investment in China. While MOFCOM solicited comments on this draft, substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the proposed legislation and the extent of revision to the currently proposed draft. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating foreign investments in China.

        Among other things, the draft Foreign Investment Law purports to introduce the principle of "actual control" in determining whether a company is considered a foreign invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but "controlled" by foreign investors will be treated as FIEs, whereas an entity organized in a foreign jurisdiction, but cleared by MOFCOM as "controlled" by PRC entities and/or citizens, would nonetheless be treated as a PRC domestic entity for investment in the "restriction category" that could appear on "negative list." In this connection, "control" is broadly defined in the draft law to cover any of the following summarized categories:

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  holding 50% or more of the voting rights or similar rights and interests of the subject entity;

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  holding less than 50% of the voting rights or similar rights and interests of the subject entity but having the power to directly or indirectly appoint or otherwise secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders' meeting or other equivalent decision making bodies; or

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  having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operational, financial, staffing and technological matters.

        Once an entity is determined to be an FIE, and its investment amount exceeds certain thresholds or its business operations falls within a "negative list" purported to be separately issued by the State Council in the future, market entry clearance by MOFCOM or its local counterparts would be required.

        The VIE structure has been adopted by many PRC-based companies, including us, to conduct business in the industries that are currently subject to foreign investment restrictions in China. Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors. For any companies with a VIE structure in an industry category that is in the "restriction category" that could appear on any such "negative list," the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state-owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs, in which case, the existing VIE structures will likely be scrutinized and subject to foreign investment restrictions and approval from MOFCOM and other supervising authorities such as MIIT. Any operation in the industry category on the "negative list" without market entry clearance may be considered as illegal.

        There are significant uncertainties as to how the control status of our consolidated VIEs would be determined under the enacted version of the Foreign Investment Law. In addition, it is uncertain whether any of the businesses that we currently operate or plan to operate in the future through our consolidated VIEs would be on the to-be-issued "negative list" and therefore be subject to any foreign investment restrictions or prohibitions. If our consolidated VIEs were deemed as an FIE under the enacted version of the Foreign Investment Law, and any of the businesses that we operate were in the "restricted" category on the to-be-issued "negative list," such determination would materially and adversely affect the value of our ADSs. We also face uncertainties as to whether the enacted version of the Foreign Investment Law and the final "negative list" would mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure and whether such clearance can be timely obtained, if at all. If we were not considered as ultimately controlled by PRC domestic investors under the enacted version of the Foreign Investment Law, further actions required to be taken by us under the enacted Foreign Investment Law may materially and adversely affect our business and financial condition.

        In addition, our corporate governance practice may be materially impacted and our compliance costs could increase if we were not considered as ultimately controlled by PRC domestic investors under the Foreign Investment Law, if enacted as currently proposed. For instance, the draft Foreign Investment Law as proposed purports to impose stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from an investment implementation report and an investment amendment report that would be required for each investment and alteration of investment specifics, an annual report would be mandatory. Large foreign investors meeting certain criteria would be required to report on a quarterly basis. Any company found to be noncompliant with these information reporting obligations could potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible could be subject to criminal liabilities.

Risks Relating to Doing Business in China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

        Substantially all of our operations are conducted in the PRC and all of our revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

        The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China's economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

        While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and to guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

        Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiary and consolidated VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

        In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations, especially those relating to the Internet consumer finance industry, are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

        Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative authorities and courts have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

        On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the State Administration of Taxation, the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities of a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings through special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

        While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, Grandall Law Firm (Shanghai), that CSRC approval is not required in the context of this offering given that (i) because the Beijing WFOE was established by means of direct investment rather than by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules and was not a PRC domestic company as defined under the M&A Rules, the acquisition by Beijing WFOE of all the equity interest in the PRC subsidiaries was not subject to the M&A Rules, and (ii) no explicit provision in the M&A Rules classifies the respective contractual arrangements among Beijing WFOE, the VIEs and their shareholders as a type of acquisition transaction falling under the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC's approval for this offering or if the CSRC or any other PRC government authorities publish any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete this offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus. Consequently, if you intend to engage in market trading or other activities in anticipation of and prior to settlement and delivery, you should be aware of the risk that such settlement and delivery may not occur.

        The new regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Compliance with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See "Regulations—Regulations on Overseas Listing."

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary or limit our PRC subsidiary's ability to increase their registered capital or distribute profits.

        The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as "SAFE Circular 75" promulgated by the SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a "special purpose vehicle." SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

        Mr. Yue (Justin) Tang and Mr. Baoguo Zhu completed the SAFE registration pursuant to SAFE Circular 37 as of the date of this prospectus. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiary to fines and legal sanctions. Such failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiary and limit our PRC subsidiary's ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and our consolidated VIE, or to make additional capital contributions to our PRC subsidiary.

        In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

        SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign- Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

        Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to any of our consolidated VIEs and their subsidiaries, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated VIEs and their subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our consolidated VIEs and their subsidiaries.

        In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or any consolidated variable interest entity or future capital contributions by us to our PRC subsidiary. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiary or consolidated VIEs and their subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from this offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their positions as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. After our company becomes an overseas listed company upon completion of this offering, we and our directors, executive officers and other employees who are PRC residents and who have been granted options will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members who are PRC residents participating in any stock incentive plan of an overseas publicly listed company are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We will make efforts to comply with these requirements upon completion of our initial public offering. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises' ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.

        We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries, including our wholly-owned PRC subsidiaries and the subsidiaries of the VIE and on remittances from the consolidated VIEs, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund intercompany loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or the consolidated VIEs incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiary and certain other subsidiaries permit payments of dividends only from part of their retained earnings, if any, determined in accordance with applicable PRC accounting standards and regulations.

        Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not included in the retained earnings distributable as cash dividends. Furthermore, under PRC law, our wholly-owned PRC subsidiary, which is a wholly foreign-owned enterprise under PRC law, cannot distribute any profits until all of its losses from prior fiscal years have been offset. In accordance with the articles of association of our wholly-owned PRC subsidiary, profit distributions also need to be approved by its executive directors and shareholders before any distribution plan becomes effective. As a result, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. In addition, registered share capital and statutory reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

        Limitations on the ability of our consolidated VIEs to make remittance to the wholly-foreign owned enterprise and on the ability of our subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

        Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with "de facto management bodies" located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. "De facto management body" refers to a managing body that exercises substantive and overall management and control over the production, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese- Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body."

Dividends paid to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may be subject to PRC tax.

        Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. In addition, any gain realized on the transfer of shares by such investors is also subject to PRC tax at a rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduced under applicable tax treaties or tax arrangements between China and other jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends paid to our non-PRC investors, or gains from the transfer of our ADSs or ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our ADSs or ordinary shares may decline significantly.

We and our existing shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

        In October 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009, and partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises or Bulletin 7, issued by the State Administration of Taxation, on February 3, 2015. Pursuant to Bulletin 7, an "indirect transfer" of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, "PRC taxable assets" include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises and any gains from the transfer of such asset by a direct holder, who is a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a "reasonable commercial purpose" of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In the case of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and may consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding agent shall declare and pay the withheld tax to the competent tax authority in the place where such withholding agent is located within 7 days from the date of occurrence of the withholding obligation, while the transferor is required to declare and pay such tax to the competent tax authority within the statutory time limit according to Bulletin 7. Late payment of applicable tax will subject the transferor to default interest. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

        There is uncertainty as to the application of Bulletin 37 or previous rules under Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxes if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under Bulletin 37 and Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under Bulletin 37 and Bulletin 7. As a result, we may be required to expend valuable resources to comply with Bulletin 37 and Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

We are subject to restrictions on currency exchange.

        All of our net income is denominated in Renminbi. The Renminbi is currently convertible under the "current account," which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account," which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or consolidated VIE. Currently, certain of our PRC subsidiary, may purchase foreign currency for settlement of "current account transactions," including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future net income and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our subsidiaries and consolidated VIEs.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has started to appreciate slowly against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the RMB. On August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since then and until the end of 2016, the Renminbi has depreciated against the U.S. dollar by approximately 10%. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again.

        All of our revenue and substantially all of our costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Proceedings brought by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in our inability to file future financial statements in compliance with the requirements of the Exchange Act.

        In December 2012, the SEC instituted administrative proceedings under Rule 102(e)(1)(iii) of the SEC's Rules of Practice against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' audit work papers with respect to certain PRC-based companies under the SEC's investigation. On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC's rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. On February 12, 2014, the Big Four PRC-based accounting firms appealed the ALJ's initial decision to the SEC. On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms' audit documents via the CSRC, in response to future document requests by the SEC made through the CSRC. If the Big Four PRC-based accounting firms fail to comply with the documentation production procedures that are in the settlement agreement or if there is a failure of the process between the SEC and the CSRC, the SEC could restart the proceedings against the firms.

        In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding PRC-based, United States-listed companies and the market price of our ADSs may be adversely affected.

        If the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements would substantially reduce or effectively terminate the trading of our ADSs in the United States.

The audit report included in this prospectus was prepared by an auditor who is not inspected by the PCAOB, and as such, you are deprived of the benefits of such inspection.

        Auditors of companies that are registered with the SEC and traded publicly in the United States, including the independent registered public accounting firm of our company, must be registered with the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because substantially all of our operations are within the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

        In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the United States or the CSRC or the Ministry of Finance in the PRC. The PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

        This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Relating to This Offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

        Prior to this offering, there has been no public market for our shares or ADSs. We have applied to list our ADSs on the NYSE. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

        Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. There can be no assurance that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

        The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies' securities after their offerings, including Internet companies, online retail and mobile commerce platforms and consumer finance service providers, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011 and in 2015, which may have a material and adverse effect on the trading price of our ADSs.

        In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

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  regulatory developments affecting us or our industry;

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  announcements of studies and reports relating to the quality of our credit offerings or those of our competitors;

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  changes in the economic performance or market valuations of other consumer finance service providers;

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  actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

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  changes in financial estimates by securities research analysts;

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  conditions in the market for consumer finance services;

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  announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

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  additions to or departures of our senior management;

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  fluctuations of exchange rates between the Renminbi and the U.S. dollar;

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  release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

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  sales or perceived potential sales of additional ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

        The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$            per ADS (assuming no exercise of outstanding options to acquire ordinary shares and no exercise of the underwriters' option to purchase additional ADSs), representing the difference between our pro forma as adjusted net tangible book value per ADS of US$            , as of December 31, 2017, after giving effect to this offering, and the assumed public offering price of US$            per ADS, the midpoint of the estimated price range set forth on the cover of this prospectus. In addition, you will experience further dilution to the extent that our ordinary shares are issued upon the vesting of restrictive shares or exercise of share options under our then share incentive plans. All of the ordinary shares issuable under our then share incentive plans will be issued at a purchase price on a per ADS basis that is less than the assumed public offering price per ADS in this offering. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See "Dividend Policy." Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

        Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

        Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. Upon completion of this offering, we will have            Class A ordinary shares and        Class B ordinary shares outstanding, including             Class A ordinary shares represented by ADSs newly issued in connection with this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. All ADSs representing our ordinary shares sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding after this offering will be available for sale, upon the expiration of the lock-up periods described elsewhere in this prospectus beginning from the date of this prospectus (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly. See "Shares Eligible for Future Sale—Lock-up Agreements."

        Certain major holders of our ordinary shares after completion of this offering will have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

You, as holders of ADSs, may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

        Holders of ADSs do not have the same rights of our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under post-offering amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting is [10] days, unless such notice is waived either before, at or after such meeting by all of our registered shareholders or their proxies. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to permit you to withdraw the ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. However, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to direct how the ordinary shares underlying your ADSs are voted and you may lack recourse if the ordinary shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders' meeting.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

        The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See "Dividend Policy." To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

        However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

        We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of Civil Liabilities."

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Companies Law and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under our post-offering amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Cayman Companies Law and the laws applicable to companies incorporated in the United States and their shareholders. See "Description of Share Capital—Differences in Corporate Law."

Our post-offering amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders' opportunity to sell their shares, including ordinary share represented by our ADSs, at a premium.

        We will adopt the post-offering amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected. In addition, our amended and restated memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

        Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

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  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

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  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

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  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are a "controlled company" within the meaning of the New York Stock Exchange Listed Company Manual and as a result we are entitled to, and do, rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. We are also permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance requirements of the New York Stock Exchange Listed Company Manual; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance requirement of the New York Stock Exchange Listed Company Manual.

        Upon the completion of this offering, Mr. Yue (Justin) Tang, through his ownership of Class B ordinary shares, will have the power to appoint a majority of the board of directors. As a result, we will be a "controlled company" under the New York Stock Exchange Listed Company Manual. We will rely on certain exemptions that are available to controlled companies from NYSE corporate governance requirements, including the following, which we do not intend to meet voluntarily:

  •
  that we have a majority of independent directors on our board;

  •
  that we have a compensation committee or a nomination or corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

  •
  for annual performance evaluation of the nominating and governance committee and compensation committee; or

  •
  that we have regularly scheduled executive sessions with only independent directors each year.

        We are not required to and will not voluntarily meet these requirements. If we are no longer a "controlled company," we may in the future invoke "home country" exceptions available to foreign private issuers, such as us, under the New York Stock Exchange Listed Company Manual which are similar to the exemptions for controlled companies, and also include the possibility of additional exceptions from the New York Stock Exchange Listed Company Manual, such as the requirement that employee incentive equity share award plans be approved by shareholders. As a result of our use of the "controlled company" exemptions, and any future use by us of the "home country" exceptions, holders of our ADSs will not have the same protection afforded to shareholders of companies that are subject to all of NYSE corporate governance requirements.

There is a risk that we will be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

        In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

        Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of our ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear, particularly with respect to loans that are initially and temporarily funded with our own capital before being sold to external investors. In addition, our income and assets associated with our consolidated trust business may be treated as passive for PFIC purposes. Therefore, if the proportion of our income or assets attributable to our Consolidated Trusts increases in the future, the risk of us being a PFIC would increase. It is also not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. Because the proper characterization of certain components of our income and assets, and the treatment of our contractual arrangements with our VIES, is not entirely clear, because we will hold a substantial amount of cash following this offering, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ADSs or ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

        If we were a PFIC for any taxable year during which a U.S. investor holds ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See "Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Rules."

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company."

        Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, imposes various requirements on the corporate governance practices of public companies. As a company with less than US$1,070,000,000 in total annual gross revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to "opt out" of the provision that allow us to delay adopting new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time consuming and costly. After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

        In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

  •
  the PRC consumer finance market;

  •
  our goals and strategies;

  •
  our future business development, financial condition and results of operations;

  •
  expected changes in our revenues, costs or expenditures;

  •
  growth of and competition trends in our industry;

  •
  our expectations regarding demand for, and market acceptance of, our products and services;

  •
  our expectations regarding keeping and strengthening our relationships with borrowers, institutional funding partners and other parties we collaborate with;

  •
  our expectation regarding the use of proceeds from this offering;

  •
  fluctuations in general economic and business conditions in the markets in which we operate; and

  •
  relevant government policies and regulations relating to our industry.

        In some cases, you can identify forward-looking statements by terms such as "may," "could," "will," "should," "would," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "project" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading "Risk Factors" and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

        This prospectus also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$            , or approximately US$            if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$            per ADS, the midpoint of the price range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) the net proceeds to us from this offering by US$            , assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

        The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering primarily for general corporate purposes, which may include investment in product development, sales and marketing activities, technology infrastructure, improvement of corporate facilities and other general and administrative matters. We may also use a portion of these proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

        Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits. In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries in China only through loans or capital contributions and to our variable interest entities only through loans, subject to the approval of government authorities and limit on the amount of capital contributions and loans. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See "Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to, and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and our consolidated VIEs, or to make additional capital contributions to our PRC subsidiaries."

 DIVIDEND POLICY

        We do not have any plan to declare or pay any dividends in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        Our board of directors has complete discretion, subject to certain requirements of Cayman Islands law, in deciding whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

        If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

        We are a holding company with no material operations of our own. PRC regulations may restrict the ability of Beijing WFOE to pay dividends to us. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by Beijing WFOE. If Beijing WFOE or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

 CAPITALIZATION

        The following table sets forth our total capitalization as of December 31, 2017:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the redesignation on a one-for-one basis upon the completion of this offering of (i) all Ordinary Shares, other than Ordinary Shares held by Mr. Yue (Justin) Tang, into Class A ordinary shares; and (ii) all Ordinary Shares held by Mr. Yue (Justin) Tang for his own account into Class B ordinary shares; and

  •
  on a pro forma as adjusted basis to reflect (i) the redesignation described above and (ii) the sale of             Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$            per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised).

        You should read this table together with our consolidated financial statements, the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of December 31, 2017
	Actual		Pro forma		Pro forma as adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Equity:
Common shares	173	27
Additional paid-in capital	1,971,702	303,045
Accumulated deficit	(242,997)	(37,348)
Other comprehensive income	33,450	5,141
Total shareholder's equity	1,762,328	270,865

Non-controlling interests	3,213	494

Total Equity	1,765,541	271,359

Total capitalization(2)	1,765,541	271,359

Notes:

(1)
Pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, accumulative deficit, accumulative other comprehensive income, total shareholder's equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
Assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $            per ADS would increase (decrease) each of additional paid-in capital, total shareholders' equity and total capitalization by $             million.

EXCHANGE RATE INFORMATION

        We conduct substantially all of our operations in China. All of our revenue, costs and expenses are denominated in Renminbi. This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the rate of RMB6.5063 to US$1.00, the noon buying rate in effect on December 29, 2017 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 27, 2018, the noon buying rate was RMB6.3325 to US$1.00.

        The following table sets forth information concerning the rates of exchange of US$1.00 into RMB for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1412	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2874	6.3221	6.2734	6.3583
April	6.3325	6.2949	6.2655	6.3340

Source: Federal Reserve Statistical Release

(1)
Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

 DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the assumed initial public offering price per Class A ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value was approximately $             million, or $            per ordinary share and $            per ADS as of December 31, 2017. Net tangible book value represents the amount of our total consolidated assets, less the amount of our total consolidated liabilities, intangible assets. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the proceeds we will receive from this offering, from the assumed initial public offering price per Class A ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        Without taking into account any other changes in net tangible book value after December 31, 2017, other than to give effect to our sale of the ADSs offered in this offering, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2017 would have been $             million, or $            per outstanding ordinary share, and $            per ADS. This represents an immediate increase in net tangible book value of $            per ordinary share and $            per ADS, to the existing shareholders and an immediate dilution in net tangible book value of $            per ordinary share and $            per ADS, to investors purchasing ADSs in this offering.

        The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	$	$
Net tangible book value as of December 31, 2017
Pro forma net tangible book value
Increase in pro forma net tangible book value
Dilution in pro forma net tangible book value to new investors in this offering

        A $1.00 increase (decrease) in the assumed public offering price of $            per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $             million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by $            per ordinary share and $            per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by $            per ordinary share and $            per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The following table summarizes on the pro forma as adjusted basis described above as of December 31, 2017, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or Class A ordinary shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting estimated underwriting discounts and commissions and the estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

Ordinary Shares Purchased
			Total Consideration		Average Price Per Ordinary Shares
Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders					$	$
New investors					$	$

Total

(1)
Assumes an initial public offering price of $            per ADS, the midpoint of the estimated range of the initial public offering price.

        A $1.00 increase (decrease) in the assumed public offering price of $            per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by $             million, $             million, $            and $            , respectively, assuming the sale of            ADSs at $            , the mid-point of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses payable by us.

        The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The preceding discussion and tables:

  •
  assume no exercise of options to purchase ordinary shares. As of December 31, 2017, there were            ordinary shares issuable upon exercise of options to purchase ordinary shares at a weighted average exercise price of $            per share. To the extent outstanding options are exercised, new investors will experience further dilution; and

  •
  are based on ordinary shares outstanding as of December 31, 2017.

 ENFORCEABILITY OF CIVIL LIABILITIES

  Cayman Islands

        We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be subject to arbitration.

        Substantially all of our assets are located outside the United States. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

        We have appointed                as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

        Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States.

        Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature.

        Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

  People's Republic of China

        Grandall Law Firm (Shanghai) has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions.

        Grandall Law Firm (Shanghai) has advised us further that under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. As there existed no treaty or other form of reciprocity between China and the U.S. governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the U.S. federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts.

 CORPORATE HISTORY AND STRUCTURE

Corporate History

        Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd., or Shenzhen Ying Zhong Tong, was incorporated in March 2014 and controlled by Mr. Yue (Justin) Tang. In August 2014, we, through Shenzhen Ying Zhong Tong, began to facilitate investment products to individual investors in China with a variety of terms and rates of return to meet the demand from investors. In July 2015, Shenzhen Ying Zhong Tong commenced loan facilitation business to facilitate loan products to borrowers who are underserved by the current traditional financial system in China. In October 2016, entities controlled by Mr. Yue (Justin) Tang, Mr. Baoguo Zhu and other investors incorporated Shenzhen Xiaoying Technology Co., Ltd., or Shenzhen Xiaoying. In December 2016, Shenzhen Xiaoying acquired all of the equity interest in Shenzhen Ying Zhong Tong. In December 2017, we underwent a restructuring in contemplation of this offering. After such restructuring, the shareholders of Shenzhen Xiaoying were changed to Mr. Yue (Justin) Tang, entities controlled by Mr. Yue (Justin) Tang and Mr. Baoguo Zhu.

        In March 2015, our co-founders, Mr. Yue (Justin) Tang and Mr. Baoguo Zhu, incorporated Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd, or Beijing Ying Zhong Tong, which is controlled by Mr. Yue (Justin) Tang.

        In December 2016, Xi'an Bailu Enterprise Management Co., Ltd., or Xi'an Bailu, incorporated Shenzhen Tangren Financing Guarantee Co., Ltd., or Shenzhen Tangren, a company holding a financing guarantee license. Xi'an Bailu, which holds 100% equity interest in Shenzhen Tangren, is ultimately controlled by Mr Yue (Justin) Tang and two other individuals who are his business partners, while the capital contribution of Shenzhen Tangren paid by Xi'an Bailu was borrowed from Shenzhen Xiaoying.

        In January 2015, we incorporated Winning Financial Service Inc. under the laws of the Cayman Islands as our offshore holding company, which later changed its name to X Financial in August 2017. Subsequently, we incorporated YZT (HK) Limited as X Financial's wholly-owned subsidiary and our intermediate holding company to facilitate financing. In October 2015, YZT (HK) Limited incorporated Xiaoying (Beijing) Information Technology Co., Ltd., or Beijing WFOE, as its wholly-owned subsidiary in the PRC, through which we obtained control over Shenzhen Tangren on a series of contractual arrangements entered into on December 16, 2016 when Shenzhen Tangren was formed and Beijing Ying Zhong Tong and Shenzhen Xiaoying (together with Shenzhen Tangren, the VIEs) on a series of contractual arrangements entered into on December 22, 2017, respectively. Such contractual arrangements consist of equity pledge agreements, shareholders' voting rights proxy agreement, spousal consent letter, exclusive business cooperation agreements, exclusive call option agreements. See "—Contractual Arrangements with Consolidated VIEs and their Shareholders" for details.

        We conduct our business in China through the VIEs and its subsidiaries. Shenzhen Xiaoying operates our website www.xiaoying.com.

Corporate Structure

        The following diagram illustrates our corporate structure as of the date of this prospectus. It omits certain entities that are immaterial to our results of operations, business and financial condition and also omits certain trusts we consolidate (see "—Critical Accounting Policies, Judgments and Estimates, Consolidated Trusts"). The relationships between, on the one hand, each of Beijing Ying Zhong Tong, Shenzhen Tangren, and Shenzhen Xiaoying, and on the other, Beijing WFOE as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)
In December 2017, Beijing WFOE acquired 100% of the equity interest held by Shenzhen Xiaoying in Shenzhen Xiaoying Puhui Technology Co., Ltd. and Shenzhen Xiaoying Information Technology Co., Ltd.

(2)
Mr. Yue (Justin) Tang, Mr. Baoguo Zhu and entities controlled by Mr. Yue (Justin) Tang, holds 42.9838%, 11.3381% and 45.6781% of equity interest in Shenzhen Xiaoying, respectively.

(3)
Xi'an Bailu holds 100% equity interest in Shenzhen Tangren.

(4)
Mr. Yue (Justin) Tang and Mr. Baoguo Zhu holds 88.6619% and 11.3381% of the equity interest in Beijing Ying Zhong Tong, respectively.

Contractual Arrangements with Consolidated VIEs and Their Shareholders

        Due to PRC legal restrictions on foreign ownership and investment in, among other areas, valued-added telecommunications and financial services we, similar to all other entities with foreign incorporated holding company structures operating in our industry in China, currently conduct these activities mainly through our VIEs and its subsidiaries over which we exercise effective control through contractual arrangements among our VIEs and its shareholders.

        The contractual arrangements allow us to:

  •
  exercise effective control over our VIEs;

  •
  receive substantially all of the economic benefits of our VIEs; and

  •
  have an exclusive call option to purchase all or part of the equity interest in and/or assets of our VIEs when and to the extent permitted by laws.

        As a result of these contractual arrangements, we are the primary beneficiary of the VIEs and their subsidiaries and, therefore, have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

        In the opinion of Grandall Law Firm (Shanghai), our PRC counsel:

  •
  the ownership structure of the VIEs, currently and immediately after giving effect to this offering, are in compliance with PRC laws or regulations currently in effect; and

  •
  the contractual arrangements among the VIEs and the shareholders of the VIEs, governed by PRC law, currently and immediately after giving effect to this offering, are valid and binding under PRC law, and will not result in any violation of applicable PRC laws or regulations currently in effect, except that the pledge in Shenzhen Tangren would not be deemed validly created until they are registered with the competent administration of industry and commerce.

        The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiaries, the VIEs and the shareholder(s) of the VIEs and their spouses.

Agreements that provide us with effective control over the VIEs

        Shareholders' Voting Rights Proxy Agreements.    Pursuant to the Shareholders' Voting Right Proxy Agreements among Beijing WFOE, each of the VIEs and the shareholders of each of the VIEs. These shareholders irrevocably authorize Beijing WFOE or any person(s) designated by Beijing WFOE to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of the VIEs, including, but not limited to, the right to convene shareholders' meetings, vote and sign any resolution as a shareholder, appoint directors and other senior executives to be appointed and removed by the shareholder, the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder, and other shareholders voting rights permitted by the Articles of Association of each VIE. The power of attorney will remain in force for ten years. Unless a thirty-day notice is given by Beijing WFOE, these agreements shall be automatically renewed for another one year upon the expiration.

        Spousal Consent Letters.    Spouse of each individual shareholder of each of the VIEs has each signed a spousal consent letter. Under the spousal consent letters, each signing spouse unconditionally and irrevocably gives up his or her rights to such shares and any associated economic rights or interests to which he or she may be entitled pursuant to applicable laws and undertakes not to make any assertion of rights to such shares and the underlying assets. Each signing spouse agrees and undertakes that he or she will take all necessary actions to ensure the proper perform of the contractual arrangements, and will be bound by the contractual arrangements in case he or she obtains any equity of the VIEs due to any reason.

        Equity Pledge Agreements.    Pursuant to the Equity Pledge Agreements among Beijing WFOE, each of the VIEs and the shareholders of each of the VIEs, those shareholders have pledged 100% equity interest in the VIEs to Beijing WFOE to guarantee the performance by the VIEs and its shareholders of their obligations under the Shareholders' Voting Rights Proxy Agreements, the Equity Pledge Agreements and the Exclusive Business Corporation Agreements. If the VIEs or those shareholders breach their contractual obligations under these agreements, Beijing WFOE, as pledgee, will have the right to dispose of the pledged equity interests in the VIEs and will have priority in receiving the proceeds from such disposal. Those shareholders also agree that, unless the contractual obligations as defined in the Equity Pledge Agreements are fully performed by them or the secured debts under the Equity Pledge Agreements are paid in full (whichever later), they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. We have completed the registration of the pledge of equity interests in Beijing Ying Zhong Tong and Shenzhen Xiaoying with the relevant office of Administration for Industry and Commerce in accordance with the PRC Property Rights Law. As of the date of this prospectus, the pledge of equity interest in Shenzhen Tangren has not been registered with local PRC authorities.

Agreements that allow us to receive economic benefits from the VIEs

        Exclusive Business Cooperation Agreements.    Pursuant to the Exclusive Business Cooperation Agreements among Beijing WFOE and each of the VIEs, Beijing WFOE or its designated person has the exclusive right to provide the VIEs with technical support, consulting and other services in return for fees based on 100% total consolidated profit of the VIEs after making up any cumulative loss (if any) of the VIEs and its affiliated companies and setting of the working capital, operational costs, taxes and other statutory contributions required. Without Beijing WFOE's prior written consent, the VIEs may not accept any services subject to these agreements from any third party. Beijing WFOE has the right to determine the service fee to be charged to the VIEs under these agreements by considering, among other things, the complexity of the services, the time that may be spent for providing such services, as well as the commercial value and specific content of the service provided. Beijing WFOE will have the exclusive ownership of all intellectual property rights created as a result of the performance of these agreements. Unless Beijing WFOE terminates these agreements in advance, these agreements will remain effective for ten years. Unless agreed by both parties in writing, these agreements shall be automatically renewed for another ten year upon its expiration.

Agreements that provide us with the option to purchase the equity interests in the VIEs

        Exclusive Call Option Agreements.    Pursuant to the Exclusive Call Option Agreements among Beijing WFOE, each of the VIEs and their shareholders, their shareholders irrevocably granted Beijing WFOE or any third party designated by Beijing WFOE an exclusive option to purchase all or part of their equity interests in the VIEs at the lowest price permitted by applicable PRC laws. Those shareholders further undertake that they will neither create any pledge or encumbrance on their equity interests in the VIEs, nor transfer, gift or otherwise dispose of their equity interests in the VIEs to any person other than Beijing WFOE or its designated third party. Without Beijing WFOE or its designated third party's prior written consent, those shareholders agree not to, among other things, amend its articles of association, increase or decrease the registered capital, permit the VIEs to enter into transactions which materially and adversely affect the VIEs' assets, liabilities, business operations, equity interests and other legal interests, or merge with any other entities or make any investments, or distribute dividends. These agreements will remain effective for ten years. Unless notified by Beijing WFOE, the parties to these agreements shall extend the term of these agreements for another ten years.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following selected consolidated statement of operations data for the years ended December 31, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

        The selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of our results for any future periods.

Selected Consolidated Statements of Operations Data

	For the Year Ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Net revenues:
Loan facilitation service—direct model	4,320	1,097,989	168,758
Loan facilitation service—intermediary model	169,023	271,500	41,729
Post-origination service	8,119	46,806	7,194
Financing income	30,500	130,740	20,094
Other revenue	10,245	72,200	11,097

Total net revenue	222,207	1,619,235	248,872

Operating costs and expenses:
Origination and servicing	259,054	760,143	116,832
General and administrative	61,712	98,236	15,099
Sales and marketing	38,211	76,584	11,771
Provision for contingent guarantee liabilities	—	182,579	28,061

Total operating expenses	358,977	1,117,542	171,763

Income (loss) from operations	(136,770)	501,693	77,109
Interest income	257	3,633	558
Foreign exchange loss	(18)	(479)	(74)
Investment income (loss), net	(6,300)	1,500	231
Change in fair value of derivative liabilities	—	(18,111)	(2,784)
Fair value adjustments related to Consolidated Trusts	(4,358)	(9,751)	(1,499)
Other income (loss), net	(9)	90	14

Income (loss) before income taxes	(147,198)	478,575	73,555
Income tax benefit (expense)	27,018	(138,248)	(21,248)
Loss from equity in affiliates	—	(832)	(128)
Net income (loss)	(120,180)	339,495	52,179
Less: net loss attributable to non-controlling interests	(607)	(780)	(120)

Net income (loss) attributable to X Financial	(119,573)	340,275	52,299

Basic net income (loss) per share	(0.0005)	0.0013	0.0002
Weighted average number of ordinary shares outstanding, basic	238,095	261,220	261,220

Diluted net income (loss) per share	(0.0005)	0.0012	0.0002
Weighted average number of ordinary shares outstanding, diluted	238,095	279,711	279,711
Net income (loss)	(120,180)	339,495	52,179
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	27,872	(24,464)	(3,760)

Comprehensive income (loss)	(92,308)	315,031	48,419
Less: comprehensive loss attributable to non-controlling interests	(607)	(780)	(120)

Comprehensive income (loss) attributable to X Financial	(91,701)	315,811	48,539

Non-GAAP Financial Measures
Net (loss)/income	(120,180)	339,495	52,179
Add: Share-based compensation expenses (net of tax)	37,894	74,010	11,375

Adjusted net (loss)/income(1)	(82,286)	413,505	63,554

(1)
Represents net (loss)/income before share-based compensation expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP Measures" for details.

Selected Consolidated Balance Sheet Data

	As of December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	504,215	671,361	103,186
Accounts receivable and contract assets, net of allowance for doubtful accounts of nil	139,856	1,110,948	170,750
Loans held for sale	157,552	768,638	118,138
Loans at fair value	723,746	667,839	102,645
Total assets	1,680,619	3,887,695	597,528
Payable to investors at fair value of the Consolidated Trusts	728,105	667,081	102,528
Amounts due to related party	106,646	—	—
Guarantee liabilities	100,661	545,169	83,791
Deposit payable to channel cooperators	191,495	134,262	20,636
Total liabilities	1,304,118	2,122,154	326,169
Total X Financial shareholders' equity	372,507	1,762,328	270,865
Non-controlling interests	3,994	3,213	494
Total equity	376,501	1,765,541	271,359

Key Operating Data

        The following table presents the key operating data of our business for the periods or at the end of the periods indicated.

	As of or for the Year Ended December 31,
	2016		2017
Loans
Total loan facilitation amount (RMB in millions)(1)	18,996		34,400
Xiaoying Card Loan	179		12,634
Xiaoying Preferred Loan	1,509		7,777
Xiaoying Housing Loan	5,840		4,244
Loan facilitation services to other platforms	1,804		5,464
Others(2)	9,663		4,281
Total outstanding loan balance (RMB in millions)(3)	7,494		18,279
Xiaoying Card Loan	178		8,102
Xiaoying Preferred Loan	1,368		6,658
Xiaoying Housing Loan	2,921		1,919
Loan facilitation services to other platforms	915		1,048
Others(4)	2,111		551
Total number of loans facilitated(5)	242,062		3,851,979
Xiaoying Card Loan	14,969		1,606,569
Xiaoying Preferred Loan	6,327		31,775
Xiaoying Housing Loan	4,637		2,513
Loan facilitation services to other platforms	178,536		1,948,927
Others	37,593		262,195
Average loan amount per transaction (RMB)(6)
Xiaoying Card Loan	11,959		7,864
Xiaoying Preferred Loan	238,570		244,751
Xiaoying Housing Loan	1,259,512		1,688,774
Loan facilitation services to other platforms	10,103		2,804
Others	N/A	(7)	N/A	(7)
Number of active borrowers(8)	208,920		2,249,183
Number of active repeat borrowers(9)	23,490		946,513
New borrower acquisition cost (RMB)(10)	307		128
Investments
Number of active investors(11)	95,417		198,069
Number of active repeat investors(12)	63,638		143,529
New investor acquisition cost (RMB)(13)	323		298

Notes:

(1)
Represents the total amount of loans we facilitated during the relevant period.

(2)
In 2016, 35.2% of others were bridge loans for mortgage payment, 7.5% of others were loans for corporates and most of the remaining others products were miscellaneous loans products that we have stopped facilitating. We completely ceased facilitating bridge loans for mortgage payment and loans for corporates in 2017.

(3)
Represents the total amount of loans outstanding for loans we facilitated at the end of the relevant period. Loans that are delinquent for more than 180 days are charged-off and are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and we are entitled to payment by exercising our rights to the collaterals, we do not charge off the loans delinquent for more 180 days and such loans are included in the calculation of delinquency rate by balance.

(4)
As of December 31, 2016, 13.1% of others were bridge loans for mortgage payment and 1.9% of others were loans for corporates. We completely ceased facilitating these two products in 2017.

(5)
Represents the total number of transactions of loan facilitation during the relevant period.

(6)
Calculated by dividing the total loan facilitation amount by the number of loans facilitated during the relevant period.

(7)
The average loan amount per transaction for other loan products is not meaningful as others consisted of various types of products.

(8)
Refers to borrowers who made at least one transaction during that period on our platform.

(9)
Refers to borrowers who made more than one transaction during that period on our platform.

(10)
Calculated by dividing our total costs incurred in connection with acquiring borrowers by the number of the new borrowers during the relevant period.

(11)
Refers to individual and corporate investors who made at least one transaction during that period on our platform.

(12)
Refers to individual and corporate investors who made more than one transaction during that period on our platform.

(13)
Calculated by dividing our total costs incurred in connection with acquiring individual and corporate investors by the number of the new individual and corporate investors during the relevant period.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under "Risk Factors" and elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements."

Overview

        We are a leading technology-driven personal finance company in China focused on serving China's underserved prime borrowers and mass affluent investors, according to the Oliver Wyman Report. Our platform, empowered by our risk management capabilities and technology, efficiently matches borrowers' loan requests with investors' investment demands and executes loan and investment transactions to provide borrowers with prompt funding, enabling us to satisfy the financing needs of borrowers and meet the investment demands of investors.

        We offer a comprehensive suite of products specifically catered to the financing and investment needs of individuals in China. Our major loan products include Xiaoying Card Loan, primarily a credit card balance transfer product, and Xiaoying Preferred Loan, a high-credit-limit unsecured loan product, both offer borrowers a combination of large credit line, long term and attractive APR in China. We offer attractive and diversified investment opportunities to investors in China through our wealth management platform, Xiaoying Wealth Management, which is one of the very few platforms able to enhance investors' confidence with insurance protection. According to the Oliver Wyman Report, as of December 31, 2017, there were approximately 1,900 online consumer finance marketplaces in operation in China and less than 3% of online consumer finance marketplaces in operation in China offer such insurance protection. The attractive features of our product offerings are the key for us to achieve top three market positions in all principal segments that we operate in. We are (i) the largest player offering credit card balance transfer loan products in China in terms of outstanding loan balance as of December 31, 2017, (ii) the third largest player amongst non-traditional financial institutions offering high-credit-limit unsecured loans in China in terms of outstanding loan balance as of December 31, 2017, and (iii) the third largest online consumer finance marketplace offering multiple types of investment products in China in terms of transaction volume in 2017, according to the Oliver Wyman Report.

        We generate revenues primarily from fees charged to borrowers for our service in matching them with investors and for other services we provide over the lifetime of the loan. We charge borrowers for our loan facilitation services, post-origination services and guarantee services. In 2016, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.2% to 15.0% and the service fees we charged to our borrowers for loan facilitation services, post-origination services and guarantee services accounted for 78.0%, 3.7% and 1.2%, respectively, of our total net revenues. In 2017, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.8% to 45.0% and the service fees we charged to our borrowers for loan facilitation services, post-origination services and guarantee services accounted for 84.6%, 2.9% and 3.0%, respectively, of our total net revenues.

        The total borrowing cost is expressed as APR, the actual annualized cost of borrowing over the term of a loan. The following table sets forth the APR range of our major loan products for the periods indicated.

Loan Product	Year Ended December 31, 2016	Year Ended December 31, 2017
Xiaoying Card Loan	19.68% ~ 25.44%	19.69% ~ 49.44%
Xiaoying Preferred Loan	16.26% ~ 16.32%	16.32% ~ 21.44%
Xiaoying Housing Loan	9.00% ~ 18.00%	9.60% ~ 20.00%
Loan facilitation services to other platforms(1)	2.40% ~ 7.00%	1.22% ~ 15.37%

Note:

(1)
Different from APR used to express the total borrowing cost for our loan products, the figures set forth in the table represent the service fee range we charge borrowers referred from other platforms for loans successfully allocated to investors.

        We have experienced rapid growth in recent years. Our total net revenue was RMB222.2 million in 2016 and RMB1,619.2 million (US$248.9 million) in 2017. We had a net income of RMB339.5 million (US$52.2 million) in 2017, compared to a net loss of RMB120.2 million in 2016.

Key Factors Affecting Our Results of Operations

Economic Conditions and Regulatory Environment in China

        The demand for personal finance services from prime borrowers depends on the overall economic conditions in China. General economic factors, including the interest rate environment and unemployment rates, may have impacts on borrowers' willingness to seek loans. For example, significant increases in interest rates could lead to prospective borrowers to defer obtaining loans as they wait for interest rates to decrease. Additionally, a slowdown in the economy, resulting in a rise in unemployment rate and possibly a decrease in real income, may affect individuals' level of disposable income. This may affect borrowers' repayment capability and their willingness to seek loans, which may potentially affect the delinquency rates.

        The regulatory environment for the online personal finance industry in China is developing and evolving, creating both challenges and opportunities that could affect our financial performance. Due to the relatively short history of online personal finance industry in China, a comprehensive regulatory framework governing our industry is under development by the PRC government. See "Risk Factors—Risk Relating to Our Business and Industry" for details. While new laws and regulations or changes to existing laws and regulations could make facilitating loans to borrowers more difficult or expensive, or making such loan products more difficult for investors or institutional funding partners to accept or on terms favorable to us, these events could also provide new product and market opportunities. Since some of the regulations were promulgated in late 2017, the impact on our business might not be fully reflected.

Size of Borrower Base and Engagement

        Our revenues are dependent on our ability to acquire new borrowers and retain existing borrowers. The size of our borrower base directly affects the total amount of loans we facilitate and in turn the service fees that we collect from such borrowers. The number of active borrowers we served grew significantly, increasing from 208,920 borrowers in 2016 to 2,249,183 borrowers in 2017, of which 207,983, or 99.6%, and 2,107,184, or 93.7%, were new borrowers, respectively. As a result, we have experienced significant growth in the amount of loans facilitated. In 2016 and 2017, we have facilitated RMB18,996 million and RMB34,400 million of loans on our platform, respectively. We are a leading player in the online credit card balance transfer and high-credit-limit unsecured loan markets. To date, we rely on our comprehensive suite of products, large credit line and attractive fee rates to acquire new borrowers. We also utilize various marketing efforts to attract and retain borrowers. At the same time, benefited from our increasing scale of borrower base and expanding online and offline channels, we were able to lower our new borrower acquisition cost for our loan products from RMB307 in 2016 to RMB128 in 2017. A change in our ability to attract or retain borrowers, or a change in the acquisition cost of such borrowers, may potentially affect our revenue and profitability.

Product Mix and Pricing

        Our revenue and profitability are subject to the terms of our loan products, including the rate of service fees charged, loan durations and the size of loan products. To cater our loan products to each prime borrower segment, within each product category, we specify the amount of service fees per transaction considering the type, size and duration of the loan product. Loan products of longer duration and larger size generally correspond to higher service fees. We assign a credit assessment result to each prospective borrower leveraging on our proprietary credit scoring model, based on an applicant's basic information, credit history and behavior data and assign a credit line. Going forward, we also expect to assign differentiated fee rates based on the credit assessment result of an applicant. The service fee rate variation depend on various factors in the competitive market and our adjustment in pricing will impact our revenues and profitability, as most of our revenues are generated from the service fee.

        Moreover, the mix of our product offering also affects our profitability. Xiaoying Card Loan is the most profitable product facilitated on our platform due to its higher service fee rate compared to our other products. As we plan to expand the business scale of Xiaoying Card Loan, we expect revenue contribution from Xiaoying Card Loan will continue to increase in the future and enhance our profitability.

Ability to Maintain Effective Risk Management

        Our ability to effectively assess the credit risk of borrowers and classify borrowers into appropriate risk profiles impacts our ability to attract and retain borrowers and investors as well as our ability to offer investors attractive returns, both of which directly relate to users' confidence in our platform. The delinquency rate for all outstanding loans on our platform that were 31-90 days past due increased from 0.36% as of December 31, 2016 to 1.46% as of December 31, 2017 and the delinquency rate for all outstanding loans on our platform that were 91-180 days past due increased from 0.38% as of December 31, 2016 to 1.34% as of December 31, 2017. We intend to optimize our fraud detection capabilities, improve accuracy of our credit scoring model and enhance our collection effectiveness on a continuing basis through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations. See "Business—Risk Management" for details.

Ability to Maintain Stable Funding Sources and Diversify and Expand Our Funding Channels

        Our revenue is dependent on our ability to maintain stable funding sources and diversify and continuously expand our funding sources. Our current investor base consists of individual investors, corporate investors and institutional funding partners (including banking financial institutions). The availability of funds affects our liquidity and the amount of transactions that we will be able to facilitate. As of December 31, 2016, 79.9%, 4.1% and 16.0% of the total outstanding funding balance for loans we facilitated were provided by individual investors, corporate investors and institutional funding partners, respectively. As of December 31, 2017, 82.3%, 1.0% and 16.7% of the total outstanding funding balance for loans we facilitated were provided by individual investors, corporate investors and institutional funding partners, respectively.

        The amount of funds invested by individual investors has experienced rapid growth mainly attributable to the growth in the number of individual investors invested through our platform due to our attractive investment product offerings. The amount of funds invested by corporate investors also increased significantly as we strategically diversity funding sources by focusing on attracting corporate investors. To date, we primarily rely on word-of-mouth referral to acquire new investors. We also utilize various marketing efforts and promotions to attract and retain investors. Our new investor acquisition cost was RMB323 in 2016 and RMB298 in 2017. Furthermore, the expected annualized rate of investment return provided by our investment products largely affects our attractiveness to potential investors. The expected annualized rate of investment return for investors of loans facilitated and offered on Xiaoying Wealth Management platform in 2017 was from 5.0% to 9.8%. To the extent that our competitors or other investment opportunities have higher expected annualized rate of investment return, investors may lend their capital to other marketplaces or other investment opportunities.

        The amount of funds invested by institutional funding partners also increased in 2017, expanding our funding sources for the transactions that we facilitate. Our collaboration with institutional funding partners affects our ability to secure sufficient and stable funding sources. The interest charged by the institutional funding partners that we collaborate impacts our pricing strategy and profitability. In light of the recently promulgated requirements under Circular 141 and Circular 57, we are reviewing and adjusting our cooperation with banking financial institution partners, such as suspending certain cooperations, to better comply with the applicable regulatory requirements. However, we have strong funding capabilities from our P2P platform. As of December 31, 2017, 16.7% of the total outstanding funding balance for loans we facilitated were provided by institutional funding partners with the remaining provided by investors from P2P platform. Therefore, we believe adjustment in its cooperation with banking financial institution partners would not have any material and adverse impact on our business operations.

Relationship with ZhongAn

        Our collaboration with ZhongAn is an important factor affecting our results of operations. We benefit from the protection of ZhongAn's credit insurance which is provided to investors in the event of borrower's default. 95.1% of loans we facilitated were covered by the credit insurance provided by ZhongAn as of December 31, 2017, which significantly enhanced investor confidence, and lower user acquisition costs. ZhongAn's strong brand recognition in China assists us in expanding our investor base at reasonable expenses. We also collaborate with ZhongAn to strengthen our capabilities on risk management, given that we can get ZhongAn's insurance decision opinion. ZhongAn's credit assessment model is based on the information from various databases, including PBOC CRC which is only available to licensed financial institutions. See "Business—Our Partnership with ZhongAn" for details. Changes to our arrangement with ZhongAn in credit insurance, credit assessment and other aspects of our business could affect our investors' confidence, the growth of our business and our profitability. In addition to ZhongAn's insurance protection, Shenzhen Tangren, our consolidated VIE with the financing guarantee license, currently provides a guarantee for certain loan products we facilitate, when in the event of default, Shenzhen Tangren will compensate ZhongAn for ZhongAn's payout amount to our investors in accordance with the agreements with ZhongAn. Tangren's compensation obligation is capped a certain percentage of the principal at loan facilitation as pre-agreed with ZhongAn, which will not be more than the contractual guarantee fee charged to the borrower by us across the entire portfolio. We may consider introducing other investor protection arrangements, such as alternative guarantee providers to ZhongAn or investors. We cannot assure you that new arrangements would be perceived by ZhongAn or investors, which may have adverse impact on our business operations.

Loan Performance

Delinquency Rate by Balance

        We define delinquency rate as the balance of the outstanding principal and accrued and outstanding interest for loans that were 31 to 90 and 91 to 180 days past due as a percentage of the total balance of outstanding principal and accrued and outstanding interest for the loans we facilitated as of a specific date. Loans that are delinquent for more than 180 days are charged-off and are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and we are entitled to payment by exercising our rights to the collaterals, we do not charge off the loans delinquent for more 180 days and such loans are accounted in delinquency rate by balance. The following table provides the delinquency rates for all outstanding loans on our platform and by major products as of the respective dates indicated.

	Delinquent for
	31 - 90 days	91 - 180 days
December 31, 2016
All outstanding loans	0.36%	0.38%
Xiaoying Card Loan	—	—
Xiaoying Preferred Loan	0.23%	0.26%
Xiaoying Housing Loan	0.33%	0.28%
Loan facilitation services to other platforms	0.54%	0.13%
December 31, 2017
All outstanding loans	1.46%	1.34%
Xiaoying Card Loan	1.93%	1.64%
Xiaoying Preferred Loan	0.81%	0.67%
Xiaoying Housing Loan	1.95%	2.19%
Loan facilitation services to other platforms	1.42%	1.76%

        The delinquency rate for all outstanding loans on our platform that were 31-90 days past due increased from 0.36% as of December 31, 2016 to 1.46% as of December 31, 2017 and the delinquency rate for all outstanding loans on our platform that were 91-180 days past due increased from 0.38% as of December 31, 2016 to 1.34% as of December 31, 2017. The primary reasons for such increases include (i) the product mix changed from December 31, 2016 to December 31, 2017 that our loan facilitation amount of Xiaoying Card Loan increased significantly; and (ii) most of the loan products we facilitated have a term from six to 12 months, and therefore would require several months to see the delinquent effect. Xiaoying Card Loan has higher delinquency rate compared to our other unsecured products such as Xiaoying Preferred Loan primarily because of the different risk profiles of borrowers. Xiaoying Card Loan's target borrowers are primarily credit card holders who are in the early stages of their careers, while Xiaoying Preferred Loan's target borrowers are primarily self-employed business owners with established credit record being verified mainly by property ownership certificates, insurance policies or social insurance payment history.

        In addition, the increase in the delinquency rate by balance of Xiaoying Housing Loan from December 31, 2016 to December 31, 2017 primarily because (i) the outstanding loan balance of Xiaoying Housing Loan decreased significantly from RMB2,921 million as of December 31, 2016 to RMB1,919 million as of December 31, 2017. The delinquency rate is calculated based on accumulated delinquency loss during the period divided by the outstanding loan balance at period end. A decrease in loan balance at year end compared to prior period would increase the delinquency rate for the current period. (ii) Xiaoying Housing Loan has an average term of six months and borrowers usually make monthly repayments of interests accrued on the original principal amount followed by a lump sum payment of the principal upon maturity, which would require several months to see the delinquent effect, and (iii) Xiaoying Housing Loans that are delinquent for more than 180 days will not be charged off and will be included in the calculation of delinquency rate by balance. However, as

Xiaoying Housing Loan is a secured loan product and we are entitled to payment by exercising our rights to the collaterals, the increase in the delinquency rate by balance does not mean our actual losses from Xiaoying Housing Loan will increase.

Delinquency Rate by Vintage

        We refer to loans facilitated during a specified time period as vintage. We define vintage delinquency rate as (i) the total amount of principal for all loans in vintage that becomes delinquent, less (ii) the total amount of recovered past due principal for all loans in the same vintage, and divided by (iii) the total amount of initial principal for all loans in such vintage. Loans that have been charged-off are included in the calculation of vintage delinquency rates. Our delinquency rate by vintage would impact our financial statements of operations in the following aspects:

  •
  ZhongAn provides credit insurance to the loans we facilitated. Under our arrangement with ZhongAn prior to September 2017, ZhongAn initially reimbursed the loan principal and interest to the investor upon the borrower's default. In order to maintain stable business relationship with ZhongAn, we would then, subject to our sole discretion, compensate ZhongAn for the actual losses incurred based on defaulted principal and interest. Therefore, the delinquency rates of our loan products had direct impact on our financial statements prior to September 2017. For example, the increase in delinquency rates would cause (i) increase in guarantee liabilities, which primarily represents our obligation to make future payments under our arrangement with ZhongAn and (ii) decrease in recognized revenue from facilitation and post-origination services. For more details of revenue recognition, see "Critical Accounting Policies, Judgments and Estimates—Revenue Recognition."

  •
  Since September 2017, we have revised our arrangement with ZhongAn on Xiaoying Preferred Loans and Xiaoying Card Loans, which are the major products offered by the Group during the period from September to December 2017. For Xiaoying Preferred Loan newly facilitated since September 2017, ZhongAn is fully liable for the borrower's credit risk. For Xiaoying Card Loan newly facilitated since September 2017, borrowers are required to enter into a guarantee agreement and an insurance agreement with the Group and ZhongAn, respectively, to pay the guarantee fee and insurance fee to the respective party at a pre-agreed rate. Upon borrower's default, ZhongAn reimburses the full loan principal and interest to the investor first, and has the right to recourse to both the borrower and the Group, but the Group's obligation at any time is capped at a certain percentage of the principal at loan facilitation as preagreed with ZhongAn. Therefore, the delinquency rates of our loan products would not have direct impact on our financial statements of operations after September 2017. However, if the total amount of the insurance compensation paid by ZhongAn to the insured investors exceeds the expected maximum payout amount for certain period, ZhongAn is entitled to increase the insurance premium charged to new borrowers, which would impact our results of operations in the event we are unable to pass on such increase to new borrowers. In addition, when the delinquency rates of our loan products increase, we may also need to increase the guarantee fees that we are entitled from new borrowers. In the event we are not able to raise the APR to capture such increase in guarantee fees, our results of operations would be adversely affected. For more details of revenue recognition, see "Critical Accounting Policies, Judgments and Estimates—Revenue Recognition."

  •
  In addition, we have elected the fair value option for the loan assets and liabilities of the Consolidated Trusts that otherwise would not have been carried at fair value. We estimate the fair value of loans and payable using a discounted cash flow valuation methodology by discounting the estimated future net cash flows using an appropriate discount rate. We will consider, among others, the estimated delinquency rate and collection rate of the loans, when estimating the future net cash flows. As a result, the increase in the delinquency rates of our loan products would have adverse impact on the fair value of loans of the Consolidated Trusts.

  Delinquency Rate by Vintage of Xiaoying Card Loan

        The following chart displays the historical cumulative 91-day plus past due delinquency rates by loan origination vintage for all continuing Xiaoying Card Loans facilitated through our online platform:

        The steady increase in such delinquency rate of Xiaoying Card Loan was primarily due to (i) the amount of loans we facilitated increased significantly in 2017 since the launch of Xiaoying Card Loan in December 2016, and (ii) Xiaoying Card Loan is relatively long-term in nature, and therefore would require several months to see the delinquent effect.

  Delinquency Rate by Vintage of Xiaoying Preferred Loan

        The following chart displays the historical cumulative 91-day plus past due delinquency rates by loan origination vintage for all continuing Xiaoying Preferred Loans facilitated through our online platform:

Funding

        We obtain funding directly from individual investors and corporate investors where they can invest in loans listed on our Xiaoying Wealth Management platform by choosing the loan products with their desired term and interest rate. We also obtain funding from institutional funding partners such as banks and trust companies.

        As of December 31, 2016, 79.9%, 4.1% and 16.0% of the total outstanding funding balance for loans we facilitated were provided by individual investors, corporate investors and institutional funding partners, respectively. As of December 31, 2017, 82.3%, 1.0% and 16.7% of the total outstanding funding balance for loans we facilitated were provided by individual investors, corporate investors and institutional funding partners, respectively.

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2016		2017
	RMB	%	RMB	US$	%
	(in thousands)
Net revenues:
Loan facilitation service—direct model	4,320	1.9%	1,097,989	168,758	67.8%
Loan facilitation service—intermediary model	169,023	76.1%	271,500	41,729	16.8%
Post-origination service	8,119	3.7%	46,806	7,194	2.9%
Financing income	30,500	13.7%	130,740	20,094	8.1%
Other revenue	10,245	4.6%	72,200	11,097	4.4%

Total net revenue	222,207	100%	1,619,235	248,872	100.0%

Operating costs and expenses:
Origination and servicing	259,054	116.6%	760,143	116,832	46.9%
General and administrative	61,712	27.8%	98,236	15,099	6.1%
Sales and marketing	38,211	17.2%	76,584	11,771	4.7%
Provision for contingent guarantee liabilities	—	—	182,579	28,061	11.3%

Total operating expenses	358,977	161.6%	1,117,542	171,763	69.0%

Income (loss) from operations	(136,770)	(61.6)%	501,693	77,109	31.0%
Interest income	257	0.1%	3,633	558	0.2%
Foreign exchange loss	(18)	0.0%	(479)	(74)	0.0%
Investment income (loss), net	(6,300)	(2.8)%	1,500	231	0.1%
Change in fair value of derivative liabilities	—	—	(18,111)	(2,784)	(1.1)%
Fair value adjustments related to Consolidated Trusts	(4,358)	(2.0)%	(9,751)	(1,499)	(0.6)%
Other income (loss), net	(9)	0.0%	90	14	0.0%

Income (loss) before income taxes	(147,198)	(66.2)%	478,575	73,555	29.6%
Income tax benefit (expenses)	27,018	12.2%	(138,248)	(21,248)	(8.5)%
Loss from equity in affiliates		—	(832)	(128)	(0.1)%
Net income (loss)	(120,180)	(54.1)%	339,495	52,179	21.0%

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues

        Our net revenues include (i) revenue from loan facilitation service-direct model and loan facilitation service-intermediary model and post-origination service, (ii) financing income and (iii) other revenue. The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Year Ended December 31,
	2016		2017
	RMB	%	RMB	US$	%
	(in thousands)
Net revenues:
Loan facilitation service—direct model	4,320	1.9%	1,097,989	168,758	67.8%
Loan facilitation service—intermediary model	169,023	76.1%	271,500	41,729	16.8%
Post-origination service	8,119	3.7%	46,806	7,194	2.9%
Financing income	30,500	13.7%	130,740	20,094	8.1%
Other revenue	10,245	4.6%	72,200	11,097	4.4%

Total net revenue	222,207	100.0%	1,619,235	248,872	100.0%

        We provide services as a marketplace connecting borrowers with investors. For each loan facilitated on our platform other than facilitated for institutional funding partners through trusts, we charge a service fee from borrowers at certain percentage of the loan principal and allocate such fee among loan facilitation services and post-origination services.

  Loan Facilitation Service-Direct Model and Loan Facilitation Service-Intermediary Model

        Loan facilitation service fees are the portion of service fees charged to borrowers in relation to the loan facilitation services we provide through matching borrowers with investors. The rate of the service fees varies depending on the type, pricing and term of the underlying loan. We facilitate loans through direct model and the intermediary model.

        The direct model involves matching of borrowers with investors that directly fund the credit drawdowns to the borrowers. Loan facilitation service fee of direct model increased significantly from RMB4.3 million in 2016 to RMB1,098.0 million (US$168.8 million) in 2017. The increase reflected the rapid growth in the amount of loans we facilitated and the change in product mix resulted primarily from the significant increase in the proportion of Xiaoying Card Loan and Xiaoying Preferred Loan. The transaction volume of Xiaoying Card Loan increased from RMB179 million, representing 0.9% of the total transaction volume, in 2016, to RMB12,634 million, representing 36.7% of the total transaction volume, in 2017. The transaction volume of Xiaoying Preferred Loan increased from RMB1,509 million, representing 7.9% of the total transaction volume, in 2016, to RMB7,777 million, representing 22.6% of the total transaction volume, in 2017.

        The intermediary model involves the initial provision of credit to borrowers using our own funds through an intermediary and the subsequent sale by us of the loans including all the creditor rights in the loans to external investors typically within one to three days. Loan facilitation service fee of intermediary model increased by 60.6% from RMB169.0 million in 2016 to RMB271.5 million (US$41.7 million) in 2017. The increase was mainly attributable to the increased total volume of products offered under the intermediary model, though we ceased the online intermediary model in April 2017 to comply with recent regulatory requirement.

        As we ceased the online intermediary model, the contribution of loan facilitation service fees of direct model as a percentage of total net revenue increased from 1.9% in 2016 to 67.8% in 2017. By contrast, the contribution of loan facilitation service fees of intermediary model as a percentage of total net revenue decreased from 76.1% in 2016 to 16.8% in 2017.

  Post-origination Service

        Post-origination service fees are the portion of service fees charged to borrowers in relation to services we provide after loan origination, such as cash processing and collection services.

        Post-origination service fee increased significantly from RMB8.1 million in 2016 to RMB46.8 million (US$7.2 million) in 2017 as a result of the significant increase of our transaction volume and the change in product mix.

  Financing Income

        As part of our efforts to develop new product offerings for institutional investors, we established a business relationship with Consolidated Trusts which were administered by a third-party trust company. Financing income primarily includes financing fees we charge for the loans facilitated through our Consolidated Trusts.

        The Consolidated Trusts were set up to invest solely in loans facilitated by us on our platform to provide returns to the beneficiaries of the trusts through interest payments made by the borrowers. We recommend loans on our platform to the Consolidated Trusts for service fees, which consist of fees earned from loan facilitation services, guarantee services and post-origination services provided to funding partners through the Consolidated Trusts. We have consolidated the financial results of the Consolidated Trusts in our consolidated financial statements in accordance with U.S. GAAP.

        Financing income also includes the interest income generated from loans that had not yet been transferred to external investors under the intermediary model.

        Financing income increased from RMB30.5 million in 2016 to RMB130.7 million (US$20.1 million) in 2017, due to (i) the increase in interest income of Consolidated Trust from RMB15.2 million in 2016 to RMB62.2 million (US$9.6 million) in 2017, (ii) the increase in service fees paid by borrowers from RMB5.4 million in 2016 to RMB55.4 million (US$8.5 million) in 2017 and (iii) the increase in interest income from loans held for sale from RMB9.9 million in 2016 to RMB13.1 million (US$2.0 million) in 2017.

  Other Revenue

        Other revenue mainly includes penalty fees for prepayment, late payment, one-time fee for transferring loans to new investors on our platform and guarantee revenue. It also includes the monthly technology service fees we received from ZhongAn and other third-party companies for promoting its insurance products on our platform.

        Other revenue increased significantly from RMB10.2 million in 2016 to RMB72.2 million (US$11.1 million) in 2017, primarily attributable to the increase of guarantee revenue and penalty fee.

Operating Expenses

        Our operating expenses consist of origination and servicing expenses, sales and marketing expenses, general and administrative expenses and expense related to contingent guarantee liabilities. We expect our operating expenses to increase in absolute amount in the foreseeable future as our business grows. The following table sets forth our operating expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented.

	For the Year Ended December 31,
	2016		2017
	RMB	%	RMB	US$	%
	(in thousands)
Operating costs and expenses:
Origination and servicing	259,054	116.6%	760,143	116,832	46.9%
Salary and benefit	129,179	58.1%	287,809	44,235	17.7%
Credit assessment	5,393	2.4%	53,156	8,170	3.3%
Customer acquisition	54,099	24.3%	242,555	37,280	15.0%
Payment processing services	15,099	6.8%	41,967	6,450	2.6%
Fees paid to third party collection agencies	1,820	0.8%	13,360	2,053	0.8%
Interest expense paid to institutional investors of the Consolidated Trusts	15,242	6.9%	62,579	9,618	3.9%
Share-based compensation	29,999	13.5%	55,403	8,515	3.4%
Others	8,223	3.7%	3,314	511	0.2%
General and administrative	61,712	27.8%	98,236	15,099	6.1%
Salary and benefit	17,095	7.7%	24,699	3,796	1.5%
Traveling expenses and conference fees	11,200	5.0%	17,790	2,734	1.1%
Rental	5,996	2.7%	17,054	2,621	1.1%
Professional service fees	9,997	4.5%	4,835	743	0.3%
Share-based compensation	7,490	3.4%	19,021	2,923	1.2%
Others	9,934	4.5%	14,837	2,282	0.9%
Provision for contingent guarantee liabilities	—	—	182,579	28,061	11.3%
Sales and marketing	38,211	17.2%	76,584	11,771	4.7%

Total operating expenses	358,977	161.6%	1,117,542	171,763	69.0%

  Origination and Servicing Expenses

        Origination and servicing expense consists primarily of variable expenses and vendor costs, including labor costs, costs related to credit assessment, borrower acquisitions, payment processing services, fees paid to third party collection agencies, as well as interest expense paid to institutional investors of the Consolidated Trusts.

        Origination and servicing expenses increased significantly from RMB259.1 million in 2016 to RMB760.1 million (US$116.8 million) in 2017, mainly due to the significant increase of our transaction volume.

  General and Administrative Expenses

        General and administrative expenses consist primarily of labor cost related to accounting and finance, legal, human resources and other personnel, traveling expenses and conference fees, rental, professional service fees related to various corporate activities and other expenses.

        General and administrative expenses increased significantly from RMB61.7 million in 2016 to RMB98.2 million (US$15.1 million) in 2017. The increase reflected the growth in the amount of loans we facilitated.

  Sales and Marketing Expenses

        Sales and marketing expenses consist primarily of marketing and advertising costs and labor expenses for employees.

        Sales and marketing expenses increased significantly from RMB38.2 million in 2016 to RMB76.6 million (US$11.8 million) in 2017, as a result of the significant increase of our transaction volume.

  Loss of Contingent Guarantee Liabilities

        Loss of contingent guarantee liabilities represents the excess of the estimated default amount over the stand-ready guarantee liability initially accrued.

        Loss of contingent guarantee liabilities was RMB182.6 million (US$28.1 million) in 2017.

Interest Income

        Interest income consists primarily of interests generated from bank deposit on demand. Interest income increased significantly from RMB256,832 in 2016 to RMB3,632,860 (US$558,360) in 2017, mainly attributable to the increase of cash balance available for investment.

Foreign Exchange Loss

        Our foreign exchange loss increased significantly from RMB18,220 in 2016 to RMB478,590 (US$73,558) in 2017. The increase was mainly due to depreciation of Hong Kong dollars against RMB.

Investment Income (Loss), net

        We incurred impairment of investments of RMB6.3 million in 2016, compared to an investment income of RMB1.5 million (US$0.2 million) in 2017. The impairment of investments in 2016 relates to our investment in cash for 15.00% of the equity interest in a PRC private company which mainly operates computer services, advisory, and online merchandise services. The investment was fully impaired by December 31, 2016, as the business performance of the investee was much lower than initially forecasted.

Fair Value Adjustment Related to Consolidated Trusts

        Fair value adjustment related to the Consolidated Trusts consists of the net change in the fair value of loans and payables to investors in the Consolidated Trusts.

        Fair value adjustments related to Consolidated Trusts increased significantly from RMB4.4 million in 2016 to RMB9.8 million (US$1.5 million) in 2017, due to changes in product mix. Xiaoying Card Loans and Xiaoying Preferred Loans were also sold through the Consolidated Trusts in 2017. These two products have higher estimated losses than Xiaoying Housing Loans which was the predominant product in 2016.

Net Income/(Loss)

        We recorded net loss of RMB120.2 million in 2016, as compared to net income of RMB339.5 million (US$52.2 million) in 2017, mainly attributable to the rapid growth in the amount of loans we facilitated.

Non-GAAP Measures

Adjusted Net (Loss)/Income

        We use adjusted net (loss)/income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net (loss)/income help identify underlying trends in our business by excluding the impact of share-based compensation expenses (net of tax), which are non-cash charges. We believe that adjusted net (loss)/income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

	For the Year Ended December 31,
	2016	2017
	RMB	RMB	US$
	(In thousands)
Adjusted net (loss)/income(1)	(82,286)	413,505	63,554

(1)
adjusted net (loss)/income excluding share-based compensation expenses (net of tax).

        Adjusted net (loss)/income is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

        We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

        The following table reconciles our adjusted net (loss)/income in the years presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net (loss)/income:

	For the Year Ended December 31,
	2016	2017
	RMB	RMB	US$
	(In thousands)
Net (loss)/income	(120,180)	339,495	52,179
Add: share-based compensation expenses (net of tax)	37,894	74,010	11,375
Adjusted net (loss)/income	(82,286)	413,505	63,554

Taxation

Cayman Islands

        We are incorporated in the Cayman Islands. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

        Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

China

        Generally, our PRC subsidiaries, variable interest entities and their respective subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

        We are subject to value added tax, or VAT, at a rate of 6% on the services we provide to borrowers and investors, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since May 2012 to replace the business tax that was previously applicable to the services we provide. During the periods presented, we were not subject to business tax on the services we provide.

        Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

        If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a "resident enterprise" under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See "Risk Factors—Risks Relating to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income."

Discussion of Key Balance Sheet Items

        The following table sets forth selected information from our consolidated balance sheet as of December 31, 2016 and 2017. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	504,215	671,361	103,186
Restricted cash	484	12,615	1,939
Accounts receivable and contract assets, net of allowance for doubtful accounts of nil	139,856	1,110,948	170,750
Loans held for sale	157,552	768,638	118,138
Loans at fair value	723,746	667,839	102,645
Prepaid expenses and other current assets	69,973	82,100	12,618
Deferred tax assets, net	38,937	296,058	45,504
Long-term investments	15,000	54,168	8,325
Property, equipment, net	6,492	21,005	3,228
Intangible assets, net	917	1,616	248
Other non-current assets	23,447	201,347	30,947

Total assets	1,680,619	3,887,695	597,528

Liabilities:
Payable to investors at fair value of the Consolidated Trusts	728,105	667,081	102,528
Amounts due to related party	106,646	—	—
Guarantee liabilities	100,661	545,169	83,791
Derivative liabilities	—	53,261	8,186
Accrued payroll and welfare	46,813	77,772	11,953
Other tax payable	16,102	105,948	16,284
Income tax payable	6,110	401,332	61,684
Deposit payable to channel cooperators	191,495	134,262	20,636
Accrued expenses and other liabilities	108,186	137,329	21,107

Total liabilities	1,304,118	2,122,154	326,169

        Accounts receivable and contract assets.    Accounts receivable and contract assets consist primarily of the service fees earned from our customers. Our accounts receivable and contract assets increased significantly from RMB139.9 million as of December 31, 2016 to RMB1,110.9 million (US$170.8 million) as of December 31, 2017, primarily due to the significant increase in the volume of loans facilitated compared to previous period.

        Loans held for sale.    Loans held for sale consist of loans facilitated through the intermediary model that have not yet been transferred to investors at period end, which are accounted for as held for sale as we do not have intention to retain such loans. Our loans held for sale increased from RMB157.6 million as of December 31, 2016 to RMB768.6 million (US$118.1 million) to December 31, 2017, primarily due to the delay in the loan transfer to certain institutional funding partners as we review and adjust our cooperation with them amid restrictions stipulated under Circular 141 in December 2017. See "Risk Factors—Risks Relating to Our Business and Industry—Our platform requires adequate funding from investors and access to adequate lending capital on terms acceptable to us cannot be assured" for further details.

        Loans at fair value.    Loans at fair value consist primarily of the loans underlying our Consolidated Trusts. Our loans at fair value decreased by 7.7% from RMB723.7 million as of December 31, 2016 to RMB667.8 million (US$102.6 million) as of December 31, 2017.

        Payable to investors at fair value of the Consolidated Trusts.    Payable to investors at fair value of the Consolidated Trusts consist primarily of payables under the loans underlying our Consolidated Trusts. Our payable to investors at fair value of the Consolidated Trusts decreased by 8.4% from RMB728.1 million as of December 31, 2016 to RMB667.1 million (US$102.5 million) as of December 31, 2017.

        Amounts due to related party.    In 2016, we received a loan from Mr. Yue (Justin) Tang (our Founder, Chairman of the board and Chief Executive Officer) of RMB325.4 million to support our working capital management and repaid Mr. Tang RMB331.2 million. As of December 31, 2016, the amounts due to Mr. Tang were RMB106.6 million. The loan is interest-free and payable on demand. In 2017, we further received a loan of RMB285.5 million (US$43.9 million) from Mr. Tang to support our working capital management. The loan is interest-free and payable on demand we fully repaid all the outstanding loans due to Mr. Tang in 2017. In addition, we provided a loan of RMB217.0 million (US$33.4 million) to Zijinzhonghao (Zhejiang) Investment Co., Ltd. (previous known as Zijinzhonghao (Tianjin) Investment Co., Ltd., "ZJZH"), an entity controlled by Mr. Tang for its short-term working capital needs, which was subsequently fully repaid in July 2017. As of December 31, 2017, the outstanding loans due from Mr. Tang was nil.

        Guarantee liabilities.    Guarantee liabilities primarily represent our obligation to make future payments under our arrangement with ZhongAn, where we compensate ZhongAn for its insurance payout with respect to the defaulted principal and interest. Our guarantee liabilities increased significantly from RMB100.7 million as of December 31, 2016 to RMB545.2 million (US$83.8 million) as of December 31, 2017, primarily due to the increase of our transaction volume. In 2017, we recognized RMB182.6 million (US$28.1 million) for contingent liability concerning certain loans offered of which the estimated default amount was in excess of the stand-ready liability provided. See "Business—Legal Proceedings" for details.

        Deposit payable to channel cooperators.    Deposit payable to channel cooperators represents the deposit paid to us from our channel cooperators which refer borrowers to investors on our platform. Our deposit payable to channel cooperators decreased by 29.9% from RMB191.5 million as of December 31, 2016 to RMB134.3 million (US$20.6 million) as of December 31, 2017.

Liquidity and Capital Resources

        To date, we have financed our operations primarily through cash generated by operating activities and the issuance of shares in private placements, while our loan products are funded by individual and corporate investors on Xiaoying Wealth Management as well as institutional funding partners. As of December 31, 2016 and 2017, we had RMB504.2 million and RMB671.4 million (US$103.2 million), respectively, in cash and cash equivalents. Our cash and cash equivalents solely consist of cash on hand. We believe that our current cash and cash equivalents and our anticipated cash flows from operations and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this offering. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows and Working Capital

        The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Cash provided by (used in) operating activities	82,566	(615,327)	(94,574)
Cash used in investing activities	(734,716)	(10,809)	(1,661)
Cash provided by financing activities	775,165	830,154	127,592
Net increase in cash and cash equivalents, and restricted cash	141,248	179,277	27,554
Cash and cash equivalents, and restricted cash at beginning of year	363,451	504,699	77,571
Cash and cash equivalents, and restricted cash at year end	504,699	683,976	105,125

Operating Activities

        Cash used in operating activities was RMB615.3 million (US$94.6 million) in 2017. In 2017, the difference between our cash used in operating activities and our net income of RMB339.5 million (US$52.2 million) resulted from an increase in accounts receivable and contract assets of RMB971.1 million (US$149.3 million) due to an increase in the volume of loans facilitated in 2017 and an net increase in the origination of loans held for sale of RMB611.1 million (US$94.0 million), which were from loans being extended to third party borrowers under the intermediary model. This was partially offset by an increase in guarantee liabilities of RMB444.5 million (US$68.3 million).

        Cash provided by operating activities was RMB82.6 million in 2016. In 2016, the difference between our cash provided by operating activities and our net loss of RMB120.2 million resulted mainly from an increase in deposit payable to channel cooperators of RMB183.2 million and sale of loans held for sale of RMB14,603.4 million and an increase in accrued expenses and other liabilities of RMB100.4 million, which were partially offset by origination of loans held for sale of RMB14,687.5 million. The increase is mainly due to the deposits we received from the higher volume of loans we facilitated from our channel cooperators.

Investing Activities

        Cash used in investing activities was RMB10.8 million (US$1.7 million) in 2017, which was primarily attributable to the principal payment of loans at fair value of RMB1,444.1 million (US$222.0 million) and purchase of long-term investments of RMB55.0 million (US$8.5 million), which were partially offset by principal collection of loans at fair value of RMB1,492.5 million (US$229.4 million) and disposal of long-term investments of RMB16.5 million (US$2.5 million).

        Cash used in investing activities was RMB734.7 million in 2016, which was primarily attributable to the investment in loans originated and held by us of RMB710.0 million.

Financing Activities

        Cash provided by financing activities was RMB830.2 million (US$127.6 million) in 2017, which was primarily attributable to the effect of proceeds from equity financing of RMB1,000.0 million (US$153.7 million) and net cash received from investors in the Consolidated Trusts of RMB1,096.8 million (US$168.6 million), which were partially offset by cash paid to investors in the Consolidated Trusts of RMB1,160.0 million (US$178.3 million). In the first half of 2017, we received a loan of RMB285.5 million (US$43.9 million) from Mr. Yue (Justin) Tang to support our working capital management. The loan is interest-free and payable on demand. We fully repaid the loan in

2017. Our decision to obtain the shareholder loan instead of other means of financing is due to the short-term working capital needs to support the fast growth of our business in the first half of 2017 and Mr. Yue (Justin) Tang then had the capability to provide us with the interest-free loan.

        Cash provided by financing activities was RMB775.2 million in 2016, which was attributable to cash received from investors of RMB770 million, in relation to the loans facilitated for institutional funding partners.

Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2017:

	Payment due by period
	Total		Less than 1 year		1 - 3 years		3 - 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating lease commitments	96,085	14,768	25,696	3,949	41,907	6,441	28,482	4,378

        Our operating lease obligations relate to our leases of office premises. We lease our office premises under non-cancelable operating lease arrangements. Rental expenses under operating leases in 2017 were RMB17.5 million (US$2.7 million).

        Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2017.

Off-Balance Sheet Commitments and Arrangements

        We did not have any off-balance sheet arrangements as of December 31, 2017.

Holding Company Structure

        X Financial is a holding company with no material operations of its own. We conduct our operations primarily through our Beijing WFOE and its subsidiaries, variable interest entities and its subsidiaries in China. As a result, X Financial's ability to pay dividends depends upon dividends paid by Beijing WFOE. If Beijing WFOE or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our Beijing WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds.

Inflation

        Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016 were 2.1%. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

        All of our revenues and substantially all of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

        The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Between June 2010 and August 2015, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again. Since August 2015, the RMB has significantly depreciated against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

        To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

        We estimate that we will receive net proceeds of approximately US$             million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$            per ADS, the midpoint of the estimated initial public offering price range shown on the cover page of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into RMB, a 10% appreciation of the U.S. dollar against the RMB, from the exchange rate of RMB6.5063 for US$1.00 as of December 29, 2017 to a rate of RMB            to US$1.00, will result in an increase of RMB             million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from the exchange rate of RMB6.5063 for US$1.00 as of December 29, 2017 to a rate of RMB            to US$1.00, will result in a decrease of RMB             million in our net proceeds from this offering.

Concentration of Credit Risk

        As of December 31, 2016, substantially all of our cash and cash equivalents were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be high credit quality.

        Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable and contract assets is mitigated through our consistent credit risk management framework to the entire portfolio of loans in accordance with ASC 450-20.

        Credit of loans held for sale and loans at fair value is controlled by the application of credit approval, limit and monitoring procedures.

        No investor represented greater than 10% or more of the total net revenues for the year ended December 31, 2016.

Interest Rate Risk

        We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

        The fluctuation of interest rates may affect the demand for loan services on our platform. For example, a decrease in interest rates may cause potential borrowers to seek lower-priced loans from other channels. A high interest rate environment may lead to an increase in competing investment options and dampen investors' desire to invest on our platform. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. See "Risk Factors—Risks Relating to Our Business and Industry—Increase in market interest rates could negatively affect the amount of loans facilitated by us and cost of funds provided to borrowers."

        After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Critical Accounting Policies, Judgments and Estimates

        We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. The use of estimates is an integral component of the financial reporting process, though actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on the judgment of our management.

Revenue recognition

        We provide services as an online marketplace connecting borrowers and investors primarily through the use of two business models. Revenue is the transaction price we expects to be entitled in exchange for the promised services in a contract in the ordinary course of our activities and is recorded net of value-added tax. The three performance obligations to be accounted for are loan facilitation services, post-origination services (e.g. cash processing and collection services) and guarantee services for all loans facilitated.

        The direct model involves matching borrowers with investors which directly fund the credit drawdowns to the borrowers. We determine that we are not the legal lender or borrower in the loan origination and repayment process, but act as an intermediary to bring the lender and the borrower together. Therefore, we do not record the loans receivable or payable arising from the loans facilitated between the investors and borrowers on our platform.

        The intermediary model involves us initially providing credit to borrowers using our own funds through an intermediary and subsequently selling the loans, including all of the creditor rights in the loans to external investors typically within one to three days.

        The loans we facilitate typically have a term of 12 months. For each loan faciliated either through the direct model or intermediary model, we charge a service fee, which is payable by the borrower, for all three services provided. No application fee is charged to borrowers or investors. According to the contractual agreement with borrower, upon the inception of the loan, we have the unconditional right to the entire service fee regardless of whether subsequent post-origination or guarantee services are provided or timing of repayment of the loan. We charge a portion of service fees upfront for certain products which is deducted from the loan proceeds at loan origination, and the remaining service fees are collected on a monthly basis. The upfront fees collected were RMB104,104,701 and RMB520,952,503 (US$80,068,934) in 2016 and 2017, respectively. We ceased charging upfront fees for Xiaoying Card Loan in December 2017 to comply with regulations. We determine that the collection of service fees is probable as there is no material credit risk associated with the investors.

        Since September 2017, for certain Card Loans facilitated, the borrower can early repay the loans with a portion of the monthly service fees for the remaining period being waived. Starting from October 2017, we introduced a new loan product called "Xiaoying Professional Loan" which has a term of two to three years. Borrowers of this product can repay at any time after three months of origination and all monthly service fees for the remaining period are waived upon termination. We determined that the volume of this loan product in 2017 was immaterial.

        In 2016 and during the period from January to September 2017, substantially all of the loans facilitated by our platform are insured by ZhongAn. We did not have direct contractual obligation to the investors for defaulted principal guarantee and interest during that period. We entered into a strategic cooperation agreement with ZhongAn pursuant to which ZhongAn provided insurance to the investors for the loans facilitated by us and reimbursed the loan principal and interest to the investor upon borrower's default. During the aforementioned period, although not contractually obligated by the agreement with ZhongAn, we paid ZhongAn for substantially all the defaulted loan principal and interest but have not been subsequently collected. We also provided direct guarantee to investors on certain loan products via our consolidated entities. We are compensated for this reimbursement from the contractual service fees collected from the borrowers. Given that we effectively took on substantially all of the losses incurred by the investors due to borrowers' default, we deemed the guarantee as a service to the investors and recognized a stand ready obligation for its guarantee exposure in accordance with ASC Topic 460, Guarantees.

        From September 2017, we revised our arrangement with ZhongAn on Xiaoying Preferred Loans and Xiaoying Card Loans, which are the major products offered by us during the period from September to December 2017. For Xiaoying Preferred Loan newly facilitated since September 2017, ZhongAn is fully liable for the borrower's credit risk. For Xiaoying Card Loan newly facilitated since September 2017, borrowers are required to enter into a guarantee agreement and an insurance agreement with us and ZhongAn, respectively, to pay the guarantee fee and insurance fee to the respective party at a pre-agreed rate. Upon borrower's default, ZhongAn reimburses the full loan principal and interest to the investor first, and has the right to recourse to both the borrower and us, but our obligation at any time is capped at a certain percentage of the principal at loan facilitation as preagreed with ZhongAn. This cap will not be more than the contractual guarantee fee charged to the borrower by us across the entire portfolio. ZhongAn ultimately bears substantially all the credit risk. We also collect the defaulted amount from borrower on behalf of ZhongAn for both Xiaoying Preferred Loans and Xiaoying Card Loans. We no longer record guarantee liability associated with Xiaoying Preferred Loans. For Xiaoying Card Loans, we are exposed to the risk due to possible time lag between the collection of guarantee fee and the compensation to ZhongAn, and the default risk retained by us in relation to the guarantee fee. We recognize this exposure as a derivative liability in accordance with ASC Topic 815, Derivative.

  Direct model

        We have early adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on January 1, 2017 and have elected to apply it retrospectively for the year ended December 31, 2016. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

        The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, we apply the following steps:

  •
  Step 1: Identify the contract (s) with a customer

  •
  Step 2: Identify the performance obligations in the contract

  •
  Step 3: Determine the transaction price

  •
  Step 4: Allocate the transaction price to the performance obligations in the contract

  •
  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

        We determine our customers to be the investors. We consider the loan facilitation service, guarantee service and post-origination service as three separate services. Of which, the guarantee service is accounted for in accordance with ASC Topic 460, Guarantees. While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and our promises to deliver the services are separately identifiable from each other in the contract.

        We determine the total transaction price to be the service fees chargeable from the borrowers. Our transaction price includes variable consideration in the form of collection risk of the borrowers for certain products. We reflect, in the transaction price the borrower credit risk and estimates variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the collection percentage of the borrowers. The transaction price is allocated amongst the guarantee service and two performance obligations.

        We first allocate the transaction price to the guarantee liabilities in accordance with ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand ready obligation. Then the remaining considerations are allocated to the loan facilitation services and post-origination services using their relative standalone selling prices consistent with the guidance in ASC 606. We do not have observable standalone selling price information for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to us. As a result, the estimation of standalone selling price involves significant judgment. We use expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services and post-origination services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors.

        For each type of service, we recognize revenue when (or as) the entity satisfies the service/performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation are recognized at the time a loan is originated between the investor and the borrower and the principal loan balance is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided to the investors. Revenues from guarantee services are recognized through performance of the guarantees (by making payments for defaults) or at the expiry of the guarantee term. Except for certain loan products offered since September 2017, the collection of service fees is not conditional on the provision of subsequent post-origination or guarantee services. Service fees are collected on a monthly basis in equal payments for most products. For certain selected products, upfront fee is deducted from loan proceeds at origination and the remaining consideration is collected in equal payments on a monthly basis. When the upfront fee is not sufficient to cover the fair value of guarantee liabilities or relative standalone selling price of facilitation services performed, a corresponding accounts receivable or contract asset is recognized. We ceased charging upfront fees for Xiaoying Card Loan in December 2017.

  Intermediary model

        In 2016 and 2017, to increase matching rate and enhance borrowers' experience, we provide credit to borrowers' using its own funds first and then transfers the loans to third party investors including individuals, corporations, and institutional funding partners, typically within 1 to 3 days. We do not have intention to retain the loans as investment but to provide temporary funding to bridge the facilitation services such that the borrowers can immediately obtain funds. Due to limitations imposed by the PRC laws and regulations, we appointed several senior management (the "Intermediary") to act as an intermediary to facilitate such loan facilitation services. Sometimes, the process also involves a special purpose vehicle formed by us between the Intermediary and the ultimate third party investor as certain investors may have legal limitation on acquiring loans from individuals. These special purpose vehicles are consolidated under the VIE model by us.

        Under the Intermediary business model, the Intermediary acts as an agent for us and we further provide the funds that are loaned to borrowers. We direct the Intermediary in all activities related to the origination of the loans and transfer of the funds to the borrowers. We agree to take predominantly all the risk arising from potential breaches of agreement by the borrowers receiving financing.

        Additionally, the Intermediary's role is restricted to signing agreements with borrowers and investors at the direction of us and the Intermediary has no obligation to make any repayment to the investors and never puts his own fund at risk. Consequently, the Intermediary is considered an agent of us. Through the Intermediary, we provide financing to borrowers on our platform and the loans are initially recorded on the consolidated balance sheet as loans held for sale. These loans carry the same insurance agreement with ZhongAn as loans facilitated under the direct model, which is attached to the loan and transfers along with the loan. We also charge service fees in the same manner as loans facilitated under the direct model.

        The transfer of loans (including the creditor rights) to external investors other than institutional funding partners is accounted for as a true sale under ASC 860 (see accounting policy under "Sales and Transfers of Financial Instruments"). Upon sale, we record a guarantee liability in accordance with

ASC 460 in relation to the on-going guarantee services to be provided to the investors through the arrangement with ZhongAn, consistent with the loans facilitated under the direct model. We continue to provide post-origination services to the loans subsequent to their sale in the same manner as we service the loans facilitated under the direct model. No additional service fee is charged. Similar to the loans facilitated under the direct model, we charge and collects service fees from the borrowers in relation to the transferred loans on a monthly basis. The difference between (1) the proceeds received from the investors and accounts receivable and contract assets (see accounting policy on "Accounts receivable and contract assets and allowance for uncollectible accounts receivable and contract assets") and (2) the sum of the carrying value of the loans and fair value of the guarantee liability is recognized as a gain of sale, which effectively represents the service fees earned from facilitation of the loans under the intermediary model, as the "Loan facilitation service—Intermediary Model" in the consolidated statements of comprehensive income (loss). The subsequent accounting for post-origination service and guarantee services is consistent with that for loans facilitated under the direct model.

        If the external investors are institutional investors, the transfer of loans under the intermediary model involves transferring the loans to a trust formed and operated by unrelated third party trust companies. The products facilitated through the trusts primarily consist of Xiaoying Housing Loan. Loan principal and interests collected from monthly installments are immediately reinvested into new loans upon collection and the principal plus a pre-agreed fixed return is made to investors by the trusts at the end of the term of the trusts. We consolidate such trusts under the VIE model. Loans transferred to Consolidated Trusts do not qualify for sale accounting as the transfer is to a consolidated subsidiary. The loans are recorded as "Loans at fair value" in the consolidated balance sheets. We recognize as revenue under "financing income" the service fees charged to the borrowers over the life of the loans using effective interest method.

        Loans that have not yet been transferred to external investors (other than institutional investors) were recorded in "Loans held for sale" in the consolidated balance sheets.

        We gradually reduced practices under the online intermediary model after August 2016 when the Interim Measures, which prohibits online finance information intermediaries from investing in loans using their own funds unless otherwise stipulated by laws and regulations, was promulgated. We ceased all the operations through the online intermediary model in April 2017. We gradually reduced practices under the offline intermediary model with funding from banking financial institution partners after December 31, 2017 and completely ceased such operations in February 2018 to comply with the recently promulgated requirements under Circular 141 and Circular 57, while we continue the operations through the offline intermediary model with funding from other institutional funding partners to the extent permitted under the applicable laws and regulations.

  Contract balance

        We historically did not record any contract liability and did not enter into contracts with customers that were greater than one year for substantially all products for the year ended December 31, 2016 and 2017. We also did not record any contract asset prior to September 2017. For certain Card Loan products facilitated since September 2017, the borrower can early repay the loans and a portion of the monthly service fees for the remaining term will be waived. Given we do not have the unconditional right to the consideration at loan inception, we record a corresponding contract asset when recognizing revenue from facilitation service.

  Incentives to investors

        As a part of our marketing effort, we provide incentives to investors in a variety of forms that either reduces the amount of investment required to purchase financial products or entitles them to receive higher interest rates in the products they purchase. During the relevant incentive program period, we set certain thresholds for the investor to qualify to enjoy the incentive. The incentives provided to investors was RMB13.2 million and RMB43.7 million (US$6.7 million) for the year ended December 31, 2016 and 2017, respectively. Such incentives are accounted for as a reduction of revenue in accordance with ASC 606.

  Other revenue

        Other revenue primarily includes penalty fees for loan prepayment and late payment, and service fee for transferring loans between investors on our platform. The penalty fees, which are fees paid to us, will be received as a certain percentage of past due amounts in the case of late payments or a certain percentage of interest over the prepaid principal loan amount in the case of prepayment. Penalty fees are contingency-based variable considerations and constrained by the occurrence of delinquency or prepayment. They are recognized when the uncertainty associated with the variability is resolved, that is, when the underlying event occurs and the fees are collected. The service fees for transferring loans between investors are recognized when the transfer is completed and service fees are collected from the investors.

        We are also entitled to technology service fees every month from ZhongAn for promoting its insurance products on the online financing platform. The service fees are recognized ratably during the period of the services.

Financing Income

        Financing income primarily includes financing fees we charge for the loans facilitated through our Consolidated Trusts. Such income consists of fees earned from loan facilitation services, guarantee services and post-origination services provided to funding partners through the Consolidated Trusts and are recorded as revenue over the life of the underlying financing using the effective interest method. We have elected the fair value option for the loan assets (upon origination of the loans) and liabilities of the Consolidated Trusts, and choose to present the related financing income and interest expenses in financing income line item and origination and servicing line item in the consolidated statement of operations, respectively. We also receive penalty fees for late payments related to loans facilitated through the Consolidated Trusts. Such penalty fees are recognized once received and are recognized within financing fees in the consolidated statements of operations. We also generate interest income from loans that had not yet been transferred to external investors under the intermediary model.

Sales and transfers of financial instruments

        Sales and transfers of financial instruments are accounted under authoritative guidance for the transfers and servicing of financial assets and extinguishment of liabilities. Specifically, a transfer of a financial asset, a group of financial assets, or a participating interest in a financial asset is accounted for as a sale only if all the following conditions are met:

          1.     The financial assets are isolated from the transferor and its consolidated affiliates as well as its creditors;

          2.     The transferee or beneficial interest holders have the right to pledge or exchange the transferred financial assets; and

          3.     The transferor does not maintain effective control of the transferred asset.

        Under the intermediary model, we, through our Intermediary, facilitates credits to borrowers and subsequently transfers the creditor's right on loans to third party investors at face value, typically within 1 to 3 days. When the loan (including the creditor rights) is transferred, the transferee becomes the direct counterparty to the borrower and the legal record holder of the loan upon transfer. The transfer is accounted for as a sale, as (1) the transferred loans are considered legally isolated from the assets of us and its creditors even in the bankruptcies under the PRC laws and regulations, (2) the investors (transferees) can freely pledge or exchange the transferred loans, and (3) we do not maintain effective control over the transferred loans. In determining whether the loans are legally isolated, we have considered the legal implication of all substantive terms in the arrangements. Specifically, the loan agreement with the borrowers entitles the lender to transfer its rights as a creditor under the loan agreement to a certain third party in whole or in part, at once or by multiple times without restrictions, and the execution of the loan agreement shall be deemed as the consent and confirmation of the borrower of any subsequent transfer of creditor's rights by the lender. The arrangement would not otherwise meet the legal isolation requirement in the absence of such terms, among other considerations. The cash flows related to the origination and transfer of these loans are presented as "Origination of loans held for sale" and "Sale of loans held for sale", respectively, within operating cash flows in the consolidated statement of cash flows.

        For certain loans facilitated through the intermediary model, borrowers are required to pledge properties to one of our consolidated VIE entities (other than the intermediary or the SPV conducting the facilitation and transfer of the loan) as collateral for the guarantee that we are providing to ZhongAn against borrower's default. It is a separate arrangement with different counterparties from the loan provided by us. While the creditor's right of the loan is transferred to third party investors, the lien remains under our name and in security for us agreeing to provide the guarantee to ZhongAn. The holding of the lien does not affect the creditor's right in the loan being fully transferred. Provided all aforementioned conditions under sales accounting are met, the transfer of such loans with collateral are accounted for as a sale.

Consolidation of Variable Interest Entity

        As foreign-invested companies engaged in internet value-added businesses are subject to stringent requirements compared with Chinese domestic enterprises under the current PRC laws and regulations, our PRC subsidiary, Beijing WFOE, and its subsidiaries, as foreign-invested companies, do not meet all such requirements and therefore none of them is permitted to engage in such business in China. Therefore, we elected to conduct such business in China through Shenzhen Xiaoying, Beijing Ying Zhong Tong, Shenzhen Tangren and a number of special purpose vehicles, or SPVs formed by our founders, our VIEs, and their subsidiaries (VIEs), which are PRC domestic companies beneficially owned by us.

        Since we do not have any equity interests in the VIEs in order to exercise effective control over their operations, through Beijing WFOE, we have entered into a series of contractual arrangements with the VIEs and their shareholders, pursuant to which we are entitled to receive effectively all economic benefits generated from the VIEs. The call option agreements and voting rights proxy agreement provide us effective control over the VIEs, while the equity interest pledge agreement secure the equity owners' obligations under the relevant agreements. Because we have both the power to direct the activities of the VIEs that most significantly affect their economic performance and the right to receive substantially all of the benefits from the VIEs, we are deemed the primary beneficiary of the VIEs. Accordingly, we have consolidated the financial statements of the VIEs. The aforementioned contractual agreements are effective agreements between a parent and a consolidated subsidiary, neither of which is accounted for in the consolidated financial statements (i.e., a call option on subsidiary shares under the call option agreement or a guarantee of subsidiary performance under the equity pledge agreement) or are ultimately eliminated upon consolidation (i.e., service fees under the exclusive business cooperation).

        We believe that our contractual arrangements with Shenzhen Xiaoying, Beijing Ying Zhong Tong, Shenzhen Tangren and SPVs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.

The interests of the shareholders of Shenzhen Xiaoying, Beijing Ying Zhong Tong, Shenzhen Tangren and SPVs may diverge from that of our company, which may potentially increase the risk that they would seek to act contrary to the contractual terms.

Consolidated Trusts

        As part of our efforts to develop new product offerings for institutional investors, we established a business relationship with certain trusts which were administered by third-party trust companies. The trusts were set up to invest solely in loans facilitated by us on our platform to provide returns to the beneficiaries of the trusts through interest payments made by the borrowers. We typically provide credit to the borrowers through one of our consolidated SPVs first and then we transfer the loans to the trusts, which issue beneficial interests to the institutional investors. We continue to service the loans, and provide a guarantee through our arrangement with ZhongAn from which we absorb predominantly all of the credit risk of the trusts resulting from borrowers' default on principal and interest. We determined that the guarantee represents a variable interest in the trusts in which we have the obligation to absorb losses of the trusts that could potentially be significant to the trusts. The servicing agreement and specifically the ability to direct default mitigation activities provide us with the power to direct the activities of the trusts that most significantly impact the economic performance of the trusts. As a result, we are considered the primary beneficiary of the trusts and consolidated the trusts' assets, liabilities, results of operations and cash flows. The transfer of loans to the Consolidated Trusts are not eligible for sale accounting because the trust is consolidated and the loan transfer is considered an intercompany transaction. We further elected to apply fair value option to the loans (at the date of origination) and the liabilities to investors. That is, the loans are continued to be recorded on our consolidated balance sheets as loans held for investment under "Loans at fair value" and the proceeds received from the investors are recorded as trust liabilities under "Payable to investors at fair value".

Loans and payable to investors of Consolidated Trusts

        We have elected the fair value option for the loan assets and liabilities of the Consolidated Trusts that otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition. We estimate the fair value of loans and payable to investors using a discounted cash flow valuation methodology by discounting the estimated future net cash flows using an appropriate discount rate. The future net cash flows are estimated based on contractual cash flows, taking into consideration of estimated delinquency rate and collection rate of the loans, and guarantee liabilities in the arrangements. Changes in fair value of loans and payable to investors are reported net as recorded in "Fair value adjustments related to Consolidated Trusts" in the consolidated statement of comprehensive income. The discount rate we used were 6.85% and 6.75% and the net accumulated expected loss rates we used were 0.60% and 2.05%, respectively, in 2016 and 2017.

Guarantee liabilities

        We have an investor guarantee service which is executed through co-operation with a third party insurance provider, ZhongAn. If a borrower defaults, we through ZhongAn make payment to the defaulted principal and interest to each investor based on actual losses realized. Under the arrangement with ZhongAn, prior to September 2017, ZhongAn initially reimbursed the loan principal and interest to the investor upon the borrower's default. In order to maintain stable business relationship with ZhongAn, we, although not contractually obligated, compensated ZhongAn for actual losses incurred based on defaulted principal and interest. At the inception of each loan, we recognize the guarantee liability at fair value in accordance with ASC 460-10. Subsequent to the loan's inception, the guarantee liability is measured using a combination of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when we are released from the underlying risk, meaning when the loan is repaid by the borrower or when the investor is compensated in the event of a default through ZhongAn who in turn is compensated by us, at our discretion. This component is a stand-ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined on a pool basis, representing the obligation to make future payments under our arrangement with ZhongAn and is measured using the guidance in ASC Topic 450, Contingencies.

        The ASC Topic 450 contingent component is calculated based on probable loss considering the actual historical performance and current conditions, recognized as part of operating expenses in the consolidated statement of comprehensive income. At all times the recognized liability (including the stand ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio.

        The guarantee liability recorded at loan inception was estimated based on our expected payouts and also incorporating a markup margin. Our expected future payouts were estimated based on expected delinquency rate and collection rates for each product type, taking into consideration of historical loss experiences. The expected future payouts take into account defaulted payments initially compensated by ZhongAn within two business days from borrowers' payment due date. The approximate term of the guarantee service correlates directly with the term of the loan product. As such, for predominantly all loans, the approximate term for guarantee service is 12 months or less.

Income taxes

        Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

        Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more like than not that a portion of or all of the deferred tax assets will not be realized.

        We account for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2016 or 2017.

Fair Value of Ordinary Shares

        We have been a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of share-based compensation awards to our employees as one of the inputs into determining the grant date fair value of the award. The fair value of the ordinary shares was through a retrospective valuation as each of the grant date, which used management's best estimate for projected cash flows as of the valuation date with the assistance of an independent third-party appraiser.

        The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent third-party appraiser:

Date	Fair Value per share	DLOM	Discount Rate	Type of valuation	Purpose of valuation
January 25, 2015	4.91	29%	20%	Retrospective	To determine the fair value of share option grant
June 29, 2015	9.66	25%	20%	Retrospective	To determine the fair value of share option grant
May 3, 2016	16.98	23%	20%	Retrospective	To determine the fair value of share option grant
October 11, 2017	30.29	20%	20%	Retrospective	To determine the fair value of share option grant

        The valuations of our ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

        In determining our equity value, we applied the discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The major assumptions used in calculating the fair value of our equity include:

  •
  Discount Rates. The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a number of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

  •
  Discount for Lack of Marketability, or DLOM. DLOM was quantified by the Black Scholes model. This model estimates a DLOM as a function of restricted transferability, using the value of an average-strike put option. This option pricing method is one of the methods commonly used in estimating DLOM as it takes into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The further the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower the DLOM used for the valuation, the higher the determined fair value of the ordinary shares.

Fair Value of Options

        We used the Binomial model to estimate the fair value of the options granted on the respective grant dates with assistance from independent valuation firms. The fair value per option was estimated at the date of grant using the following assumptions. The weighted-average grant date fair value of the options for the years ended December 31, 2016 and 2017 were RMB 9.32 and 16.69 per share respectively.

	25/01/2015 RMB	29/06/2015 RMB	03/05/2016 RMB	11/10/2017 RMB
Assumed forfeiture rate (annual %)	4.79%	4.79%	4.79%	4.79%
Fair value of underlying ordinary shares	4.91	9.66	16.98	30.29
Exercise Price	0.27	0.27	0.27 - 10.71	0.27 - 27.02
Expected Volatility per annum ("p.a.")(1)	43.00%	38.00%	42.00%	38.60%
Risk-Free Rate (p.a.)(2)	1.81%	2.33%	1.81%	2.35%
Exercise Multiple	2.5	2.5	2.5	2.5
Dividend Yield (p.a.)	NIL	NIL	NIL	NIL
Time to Maturity (Years)	10	10	10	10

(1)
The expected volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term.

(2)
The risk free rate of interest is based on the yield curve of U.S. treasury bonds as of valuation date.

Share-Based Compensation

        Share-based payment transactions with employees, such as share options, are measured based on the grant date fair value of the awards, with the resulting expense generally recognized on a straightline basis in the consolidated statements of income over the period during which the employee is required to perform service in exchange for the award.

        On January 25, 2015, our then sole director approved 2015 Global Share Option Plan for the purpose of providing incentives and rewards to employees and executives who contribute to the success of our operations and granted 13,843,645 share options. On June 29, 2015, our then sole director granted 630,000 share options to certain employees, directors and officers. On May 3, 2016, our then sole director granted 7,425,000 share options to certain employees, directors and officers. The share options expire 10 years from the date of grant and vest over a period from three to four years.

        On October 11, 2017, we granted 16,616,000 share options to certain employees and senior management. The options granted have exercise prices from US$0.04 to US$4.01 per share. A portion of the share options can only vest in the year 2021 whereas the remaining portion is vested ratably each on the first, second, third and fourth anniversary from the vesting commencement date. Share-based compensation of RMB437.3 million (US$67.2 million) relating to the grant will be recognized on a straight-line basis over the vesting periods from two to four years.

        A summary of option activity during the years ended December 31, 2016 and 2017 are presented below:

	Number of Options	Exercise Price (RMB)	Remaining Contractual	Intrinsic Value of Options
Outstanding, as of January 1, 2016	14,473,645	0.27	8.07 - 8.45	212,786,501
Granted	7,425,000	0.27 - 10.71	10.00

Outstanding, as of December 31, 2016	21,898,645	0.27 - 10.71	8.07 - 9.34	512,704,042

Vested and expected to vest as of December 31, 2016	21,898,645	0.27 - 10.71	8.07 - 9.34	512,704,042
Exercisable as of December 31, 2016	10,248,645	0.27	8.07	242,918,094

	Number of Options	Exercise Price RMB	Remaining Contractual	Intrinsic value of options
Outstanding, as of January 1, 2017	21,898,645	0.27 - 10.71	8.07 - 9.34	512,704,042
Granted	16,616,000	0.27 - 27.02	10.00	417,506,068
Forfeited	255,000	0.27 - 10.71	8.34 - 9.78	4,998,188
Outstanding, as of December 31, 2017	38,259,645	0.27 - 27.02	7.07 - 9.78	1,156,955,666

Vested and expected to vest as of December 31, 2017	38,259,645	0.27 - 27.02	7.07 - 9.78	1,156,955,666
Exercisable as of December 31, 2017	12,361,645	0.27	7.07 - 7.45	404,987,481

        For the years ended December 31, 2016 and 2017, we recorded compensation expenses of RMB37.9 million and RMB74.0 million (US$11.4 million), respectively, for the share options granted to our employees. As of December 31, 2016 and 2017, we had 21,898,645 and 38,259,645 share options outstanding, respectively. As of December 31, 2016 and 2017, there was RMB77.1 million and RMB478.0 million (US$73.5 million) of total unrecognized compensation expense related to unvested share options granted, respectively. As of December 31, 2017, such cost was expected to be recognized over a weighted average period of 3.67 years.

Internal Control Over Financial Reporting

        Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. Our independent registered public accounting firm, has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the year ended December 31, 2017 and as of December 31, 2017, we and our independent registered public accounting firm identified two "material weaknesses" in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weaknesses identified are related to (1) our lack of sufficient skilled staff with U.S. GAAP and SEC reporting knowledge for the purpose of financial reporting as well as the lack of formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (2) absence of audit committee and internal audit function to establish formal risk assessment process and internal control framework.

        In response to the first identified material weakness, we are in the process of implementing a number of measures to address the material weakness that has been identified, including: (i) streamline our accounting department structure and enhance U.S. GAAP expertise on a continuous basis; (2) hire a new reporting manager who has sufficient expertise in U.S. GAAP to improve the quality of U.S. GAAP reports; (3) make an overall assessment on the current finance and accounting resources and have plans to hire new finance team members with U.S. GAAP qualification in order to strengthen our U.S. GAAP reporting framework; (4) participate in trainings and seminars provided by professional services firms on a regular basis to gain knowledge on regular accounting/SEC reporting updates; and (5) provide internal training to our current accounting team on US GAAP knowledge. We are also in the process of completing a systematic accounting manual for US GAAP and financial closing process.

        For the second identified material weakness, we are in the process of establishing an audit committee before the closing of the IPO. We will form an internal audit function and have plans to hire internal auditors to strengthen the overall governance of the company. The internal auditor will be independent of our operations and will report directly to the audit committee. We will perform self-assessment of internal control effectiveness on a continuous basis, which will be led by our internal auditor. We will also hire more competent personnel and involve professional service companies to help us implement SOX 404 compliance together with the establishment of our internal audit function.

        However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See "Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective internal controls over financing reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud."

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company's internal control over financial reporting.

Recent accounting pronouncements

        See "Notes to Consolidated Financial Statements for the Years Ended December 31, 2016 and 2017—2. Summary of significant accounting policies—Recent accounting pronouncements" for details of recent accounting pronouncements.

INDUSTRY OVERVIEW

Chinese Middle-Class Financing and Investment Needs are Hugely Underserved

        The financing needs of China's middle class have been severely underserved. China's lending market is dominated by banks, which accounted for 81% of the total assets in China's financial industry in 2016 according to the PBOC. However, most banks focus on serving state-owned enterprises and large corporations, bank borrowings are not easily accessible to the majority of individual consumers and SME owners. In 2017, approximately 60% of the loan balance of the five largest commercial banks in China was allocated to corporate customers. Moreover, the underdevelopment of credit data infrastructure and the rigidity in the application process for a bank loan further aggravates this inaccessibility. According to the Oliver Wyman Report, in 2015, 35% of China's total population did not have credit records in PBOC CRC compared to only 8% in the United States with no FICO score. Due to the regulatory requirements on NPL and deposit reserves as well as high operating costs in China, banks are not incentivized to deploy their resources in growing their personal loan and SME loan business. In addition, limitations on pricing also preclude banks from accurately charging the unsecured risk for such business segments.

        On the other hand, there is a huge underserved demand for attractive investment opportunities and channels. China has seen a growing mass affluent investor base with higher levels of disposable income and financial literacy. According to the Oliver Wyman Report, the total personal investable assets in China are expected to grow from RMB134 trillion in 2016 to RMB227 trillion in 2021 at a CAGR of 11.1%. Chinese residents have kept a large portion of disposable income in savings. In 2015, deposit accounted for 54% of personal financial assets in China compared to 12% in the United States. Annualized investment return rate ranges from 1.5% to 2.3% for fixed-term deposits, compared to 4% to 15% for quasi-fixed income products. The concentration in cash deposits and low returns in China translates into significant growth potential for alternative investment products and wealth management services.

Online Consumer Finance and Investment Platforms are Filling the Gap

        To borrow from traditional financial institutions typically entails, among others, time-consuming application, complex approval process and physical site visit. Even if loan applicants manage to navigate such lengthy process, their specific financing needs may still be left unsatisfied as credit products offered by banks often lack flexibility in terms of amount and tenor.

        The ineffectiveness and low penetration of traditional financial institutions at serving the consumer finance market have generated significant business opportunities for online consumer finance and investment platforms. Armed with big data analytics, the top players operating in the online consumer finance market are not only delivering superior user experience with easy loan application, efficient approval process, and speedy fund remittance, but are also competent at risk assessment and management and pricing differentiation.

        One of the key drivers behind the high adoption rate of online platforms for financing and investing is the growing penetration of mobile Internet in China. With an increasing variety of mobile applications serving many different aspects of daily life and a growing number of mobile-savvy users, mobile payment has become widely-adopted by the population. According to the Oliver Wyman Report, third-party payment volume is expected to grow from US$17.0 trillion in 2016 to US$85.1 trillion in 2021 at a CAGR of 38.0%. In addition, the increasing willingness to repay credit card loans via third-party mobile applications is primarily due to financial incentives through promotion such as restaurant discount, coupons and the convenience of credit card management.

        Because of the convenient mobile access, diversified product suite with comparatively higher returns and pricing transparency, P2P platforms have rapidly gained popularity among investors.

According to the Oliver Wyman Report, the AUM of online non-traditional financial institutions in the wealth management primary market in China is expected to grow from RMB3.4 trillion in 2017 to RMB9.7 trillion in 2021 at a CAGR of 30.0%.

        With the high demand from Chinese consumers for personal finance and investment products, more online platforms have emerged to fill in the gap. However, very few online platforms in China offer a comprehensive suite of products tailored to both borrowers with good credit history and mass affluent investors.

Consumer Finance and Personal Business Operating Loan Markets

        China has shifted from an investment-led economy toward a consumption-driven economy over the past decade. According to the Oliver Wyman Report, China's private consumption growth level has surpassed China's GDP since 2008. Despite the significant growth, China's real consumption comprised only 43% of its GDP in 2017, as compared to 71% in the United States in the same period. In addition, in China, personal debt-to-income ratio in 2017 and debt-to-deposit ratio in 2016 were 18.1% and 10.4%, respectively, which were significantly lower than those in the same period in the United States of 30.0% and 46.4%, respectively. The low levels of consumption and leverage ratio indicate considerable room for further expansion of the consumer finance market in China.

        According to the Oliver Wyman Report, consumer finance loans are defined to consist of personal consumption loans and credit card loans. Credit card loans primarily include installment loans and cash advances. Personal business operating loans are typically large ticket loans, a combination of both secured and unsecured loans. According to the Oliver Wyman Report, the outstanding balance of consumer finance market in China is expected to grow from RMB8.2 trillion in 2017 to RMB19.9 trillion in 2021 at a CAGR of 24.8% and the outstanding balance of personal business operating loans to grow from RMB10.7 trillion in 2017 to RMB15.6 trillion in 2021 at a CAGR of 9.9% during the same period.

Source: CBRC, PBOC, CEIC, WIND, wdzj.com, Oliver Wyman estimation

Source: CBRC, PBOC, CEIC, WIND, wdzj.com, Oliver Wyman estimation

Online Credit Card Balance Transfer Loan Market

        One distinctive product under the consumer finance market is the online credit card balance transfer loan. However, the Chinese credit card balance transfer loan market emerged due to very different reasons than that in the United States. Whereas the market emerged in the United States due to credit card holders not being able to repay full amount in time, the market in China emerged due to credit card holders not having sufficient credit lines from the card issuing banks, and need to repay in advance to free up their credit lines and therefore in essence, credit card balance transfer loan is an additional credit facility for borrowers.

        The credit card industry is in the initial development stage in China. Credit cards are only issued to customers with good credit history in China. Credit card holders needed to pass the rigorous credit assessments set by various banks in China, resulting in a NPL ratio of only 1.90% for credit card loans in 2016. Majority of them aged between 21 and 40 who are mobile savvy with track record of employment and stable income. Due to the high credit assessment threshold, credit card penetration rate in China remains low. According to the Oliver Wyman Report, in 2017, the average number of credit cards per capita was 0.6 in China, compared to 2.0 in the United States, and in 2015 only 18% of the total population in China had credit cards, compared to 70% of the total population in the United States. Additionally, the credit line for credit card holders is not sufficient to meet their consumption needs. According to the Oliver Wyman Report, in 2016, the average consumer expenditure of credit card holders aged between 21 and 30 was approximately RMB61,000, 39% higher than their given credit line of approximately RMB44,000, and the average consumer expenditure of credit card holders aged between 31 and 40 was approximately RMB136,000, 58% higher than their given credit line of approximately RMB86,000. Such gap is even larger for credit card holders aged between 41 and 50.

        The credit card market in China is in the process of liberalization and is comparable to the United States in the 1980s when the market was expanding yet penetration remained low due to limited differentiation among credit cards. With the Notice of the People's Republic Bank of China on Matters Relating to Credit Card Business becoming effective on January 1, 2017, the range of APR was widened to the low end of 12.78% and the high end of 18.25%. Though such notice did not adjust the high end of APR, the newly established low end of APR is expected to further stimulate the use of credit cards, and the fixed high end APR is beneficial to those online platforms targeting higher APR segments. China's slow convergence process to the mature credit card markets presents opportunities to provide tailored credit card balance transfer loans.

        According to the Oliver Wyman Report, the outstanding balance of credit card balance transfer loans is expected to grow rapidly from RMB46 billion in 2017 to RMB441 billion in 2021 at a CAGR of 76.0%. We are the largest player offering credit card balance transfer loan products in China in terms of outstanding loan balance as of December 31, 2017.

China Credit Card Balance Transfer Outstanding Balance Forecast

Source: Oliver Wyman estimation

High-Credit-Limit Unsecured Loan Market

        Another distinctive product under the personal business operating loan market is the high-credit-limit unsecured loan, which is defined as a loan with ticket size ranging from RMB80,000 to RMB600,000. High-credit-limit unsecured loans are generally borrowed by small business owners whose credit worthiness can be verified to support their business operational activities. For example, the borrowers of property-owner loans will use their property ownership certificates as the proof of credit verification to obtain loans without providing properties as collateral.

        According to the Oliver Wyman Report, the outstanding balance of the high-credit-limit unsecured loan market is expected to grow from RMB10.1 trillion in 2017 to RMB15.6 trillion in 2021 at CAGR of 11.1%. Historically this market is dominated by traditional financial institutions including banks and licensed consumer finance companies. However, some independent consumer finance platforms start to compete in this market with advantages such as higher credit limit and faster process speed. We are the third largest player amongst non-traditional financial institutions offering high-credit-limit unsecured loans in China in terms of outstanding loan balance as of December 31, 2017.

 China High-Credit-Limit Unsecured Loan Outstanding Balance Forecast

Source: Oliver Wyman estimation

Wealth Management Product Market

        In addition to the wealth management products offered by banks, Chinese investors now also tend to invest into products with higher yield and allocate a portion of their funds to other high yield fixed income products.

        The underlying assets of wealth management products offered by banks are primarily project financing loans, while the underlying assets of wealth management products offered by P2P platforms are primarily consumer loans. In light of recent regulatory developments, banks are restraining the business scale of their wealth management products, providing growth opportunities for P2P platforms to develop wealth management products to satisfy investors' needs.

        According to the Oliver Wyman Report, the AUM of online non-traditional financial institutions in the wealth management primary market in China is expected to grow from RMB3.4 trillion in 2017 to RMB9.7 trillion in 2021 at a CAGR of 30.0%, among which the AUM of quasi-fixed income products is expected to grow from approximately RMB2.0 trillion to RMB6.1 trillion at a CAGR of 32.2% during the same period. We are the third largest online consumer finance marketplace offering multiple types of investment products in China in terms of transaction volume in 2017.

 AUM Forecast of Online Non-traditional Financial Institutions in Wealth Management Primary Market

Source: China Central Depositary & Clearing Co., CBRC, CIRC, Asset Management Association of China, Oliver Wyman estimation

Alternatives include mainly private equity funds and private security funds

Others include commodities, allocation to overseas assets and other assets

Key Success Factors in Serving the Online Consumer Finance Market

Comprehensive Offerings of Products and Innovation

        Being able to satisfy credit demand and enhance user experience with a variety of tailored products with flexible tenor and amount is a key capability required for online consumer finance platforms. Top players in the market tend to predict and respond to market changes timely and cater to the evolving demand of borrowers and investors with comprehensive and innovative solutions.

Effective Borrower Acquisition

        It is essential for online consumer finance players to identify and obtain high-quality borrowers who are credible and repay on time from various channels, including online and offline channels and third-party channels. Successful players in the market should establish sophisticated borrower acquisition channels and robust analysis models to improve borrower approval rates and keep low default rates.

Robust Data Analytics

        Data analytics capabilities represent a core competitive strength for online consumer finance platforms. Successful data-driven online consumer finance platforms synthesize multi-dimensional data such as transaction records, payment history and online social footprints to analyze the borrower profiles. Such analysis allows these players to achieve pricing differentiation and offer competitive rates among different borrower segments based on their credit risks, enabling efficient transaction processes.

Effective Data-enabled Risk Management

        Risk management is essentially the most important factor that determines long-term success of an online financial services platform. Top players in the market develop a robust risk model that has access to various data sources to corroborate and self-refine as accumulating more experiences. Such data-enabled risk management enables the top players to enhance their credit assessment and post-lending management capabilities.

Diversified Funding Sources at Favorable Rates

        The lack of funding sources has become one of the key constraints for the growth of certain online consumer finance platforms. Access to stable, diversified and cost efficient funding sources is essential. Leading players maintain and develop good partnerships with financial institutions and expand individual investor base by offering full suite of competitive investment products on online consumer finance platforms.

Changing Regulatory Environment of Online Consumer Finance Market

        On December 1, 2017, the Notice on Rectification of Cash Loan Business, or Circular 141, was promulgated to regulate the cash loan market, including related activities of online consumer finance marketplaces. In general, cash loan lenders are prohibited from (i) conducting lending business without the approval of regulatory departments; (ii) granting loans whose lending rate violates the regulatory requirement; (iii) collecting on claims in violent ways; (iv) granting loans to borrowers without income and (v) illegally obtaining, selling or disclosing private information. In addition, online consumer finance marketplaces providing cash loans are not allowed to (i) provide online lending intermediary services for the lending whose interest rate violates the regulatory requirement, (ii) deduct the interest, service fee, administrative fee and deposit from a loan principal in advance, or set high overdue interest, overdue fine payment or default interest; (iii) outsource core business such as user information collection, information screening, credit assessment, and account opening to any third party; (iv) assist the banking financial institutions to participate in peer-to-peer online lending; (v) assist to match the loans for students or any borrower unable to repay; and (vi) provide online lending intermediary services for loans used for purchasing real property, or any loan without specific usage of funds.

        On December 8, 2017, the Head Office for Special Rectification of Peer-to-Peer Online Lending issued a notice, or Circular 57, requiring local office for Special Rectification of Peer-to-Peer Online Lending to overhaul the online marketplace lending sector in their jurisdiction. Major online consumer finance marketplaces must be registered before the end of April 2018 and the rest before the end of June 2018. Other important rules from Circular 57 include (i) forbidding certain types of transfer of creditor's rights as listed under Circular 57, see "Regulation—Regulations Relating to Online Lending Information Services" for details; (ii) forbidding any new increase of risk reserved fund; and (iii) forbidding the online consumer finance marketplaces from promoting its financing products on offline physical premises other than through the permitted electronic channels, such as telephones, mobile phones and internet.

        According to the Oliver Wyman Report, the clarification of the upper ceiling on lending rates in Circular 141 may have the largest impact on the online lending industry and has caused significant adjustment in the business model and product mix for those P2P platforms focusing on products with annualized fee rates of above 36%. In 2017, there were 645 P2P platforms that suspended or ceased operation, of which over 60% were due to the fierce market competition. It is also expected that the upper limit of leverage ratio as well as the strengthened supervision on cash loan under Circular 141 may result in lower profit margin in the online lending business.

        One additional impact is on online lending platforms' cooperation with banking financial institutions (including banks, trust companies, etc.) through assisted-lending model, where the online lending platforms act as an intermediary between banking financial institutions and borrowers. These online lending platforms earn commission by referring borrowers to banking financial institutions leveraging their user acquisition channels and risk management capabilities. According to Circular 141, assisted-lending model is still permitted; however, banking financial institutions are no longer allowed to rely on the credit enhancement services provided by financial technology companies which lack guarantee license. As a result, banking financial institutions may continue the assisted-lending model with online lending platforms with guarantee license to provide credit enhancement services, or those online lending platforms that cooperate with third parties with guarantee license to provide credit enhancement services. Banking financial institutions with limited funding ability may discontinue their cooperation with online lending platforms given this guarantee license risk. A number of banking financial institutions have suspended cooperation with, or substantially reduced their credit lines to online lending platforms as they await further clarification on the regulation with respect to the assisted-lending model. Hence, some online lending platforms, which rely on institutional funding, have experienced liquidity crunches.

        According to the Oliver Wyman Report, to comply with the recent regulatory development, online consumer finance marketplaces are modifying or would modify their business models. Such tightening of regulation is likely to have a significant impact on in the industry in the short term, and will force many platforms with dubious operations to be out of business and facilitate consolidation within the industry. Consumer finance platforms with well-established risk management systems and more stringent compliance practice are expected to be less impacted. They are expected to attract investors from unqualified platforms if they continuously maintain a better position in compliance with developing regulations. With more standardized operating practices and stringent guidelines removing unqualified players, it is estimated that such market consolidation will provide larger established players with the opportunity to solidify their market presence. The overall impact on the industry would be positive in the long term and supportive of a better and healthier future growth.

BUSINESS

Our Mission

        Our mission is to utilize internet technology to build the leading personal finance company in China.

Overview

        We are a leading technology-driven personal finance company in China focused on serving China's underserved prime borrowers and mass affluent investors, according to the Oliver Wyman Report. Our platform, empowered by our risk management capabilities and technology, efficiently matches borrowers' loan requests with investors' investment demands, enabling us to satisfy the financing needs of borrowers and meet the investment demands of investors. The following table presents the key operating data of our business for the periods or at the end of the periods indicated.

	As of or for the Year Ended December 31,
	2016		2017
Loans
Total loan facilitation amount (RMB in millions)(1)	18,996		34,400
Xiaoying Card Loan	179		12,634
Xiaoying Preferred Loan	1,509		7,777
Xiaoying Housing Loan	5,840		4,244
Loan facilitation services to other platforms	1,804		5,464
Others(2)	9,663		4,281
Total outstanding loan balance (RMB in millions)(3)	7,494		18,279
Xiaoying Card Loan	178		8,102
Xiaoying Preferred Loan	1,368		6,658
Xiaoying Housing Loan	2,921		1,919
Loan facilitation services to other platforms	915		1,048
Others(4)	2,111		551
Total number of loans facilitated(5)	242,062		3,851,979
Xiaoying Card Loan	14,969		1,606,569
Xiaoying Preferred Loan	6,327		31,775
Xiaoying Housing Loan	4,637		2,513
Loan facilitation services to other platforms	178,536		1,948,927
Others	37,593		262,195
Average loan amount per transaction (RMB)(6)
Xiaoying Card Loan	11,959		7,864
Xiaoying Preferred Loan	238,570		244,751
Xiaoying Housing Loan	1,259,512		1,688,774
Loan facilitation services to other platforms	10,103		2,804
Others	N/A	(7)	N/A	(7)
Number of active borrowers(8)	208,920		2,249,183
Number of active repeat borrowers(9)	23,490		946,513
New borrower acquisition cost (RMB)(10)	307		128
Investments
Number of active investors(11)	95,417		198,069
Number of active repeat investors(12)	63,638		143,529
New investor acquisition cost (RMB)(13)	323		298

Note:

(1)
Represents the total amount of loans we facilitated during the relevant period.

(2)
In 2016, 35.2% of others were bridge loans for mortgage payment, 7.5% of others were loans for corporates and most of the remaining others products were miscellaneous loans products that we have stopped facilitating. We completely ceased facilitating bridge loans for mortgage payment and loans for corporates in 2017.

(3)
Represents the total amount of loans outstanding for loans we facilitated at the end of the relevant period. Loans that are delinquent for more than 180 days are charged-off and are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and we are entitled to payment by exercising our rights to the collaterals, we do not charge off the loans delinquent for more 180 days and such loans are included in the calculation of delinquency rate by balance.

(4)
As of December 31, 2016, 13.1% of others were bridge loans for mortgage payment and 1.9% of others were loans for corporates. We completely ceased facilitating these two products in 2017.

(5)
Represents the total number of transactions of loan facilitation during the relevant period.

(6)
Calculated by dividing the total loan facilitation amount by the number of loans facilitated during the relevant period.

(7)
The average loan amount per transaction for other loan products is not meaningful as others consisted of various types of products.

(8)
Refers to borrowers who made at least one transaction during that period on our platform.

(9)
Refers to borrowers who made more than one transaction during that period on our platform.

(10)
Calculated by dividing our total costs incurred in connection with acquiring borrowers by the number of new borrowers during the relevant period.

(11)
Refers to individual and corporate investors who made at least one transaction during that period on our platform;

(12)
Refers to individual and corporate investors who made more than one transaction during that period on our platform.

(13)
Calculated by dividing our total costs incurred in connection with acquiring individual and corporate investors by the number of the new individual and corporate investors during the relevant period.

        We offer a comprehensive suite of products specifically catered to the financing and investment needs of individuals in China. Our major loan products include Xiaoying Card Loan, primarily a credit card balance transfer product, and Xiaoying Preferred Loan, a high-credit-limit unsecured loan product, both offering borrowers a combination of large credit line, long term and attractive APR in China. We offer attractive and diversified investment opportunities to investors in China through our wealth management platform, Xiaoying Wealth Management, which is one of the very few platforms able to enhance investors' confidence in the investment products with insurance protection. According to the Oliver Wyman Report, as of December 31, 2017, there were approximately 1,900 online consumer finance marketplaces in Operation in China and less than 3% of online consumer finance marketplaces in operation in China offer such insurance protection. The attractive features of our product offerings are the key for us to achieve top three market positions in all principal segments that we operate in. We are (i) the largest player offering credit card balance transfer loan products in China in terms of outstanding loan balance as of December 31, 2017, (ii) the third largest player amongst non-traditional financial institutions offering high-credit-limit unsecured loans in China in terms of outstanding loan balance as of December 31, 2017, and (iii) the third largest online consumer finance marketplace offering multiple types of investment products in China in terms of transaction volume in 2017, according to the Oliver Wyman Report.

        The strong credit performance of the loans that we facilitate, the accompanying insurance protection, and our proven risk management and credit assessment capabilities enable us to attract a diversified and low-cost funding base to support our growth. The loan products we facilitate are funded through investments from our individual and corporate investors through Xiaoying Wealth Management platform and the funding arrangements with multiple institutions in China. As of December 31, 2017, 82.3%, 1.0% and 16.7% of the total outstanding funding balance for loans we facilitated were provided by individual investors, corporate investors and institutional funding partners, respectively. In 2017, the overall funding cost for the loans we facilitated was 7.60%.

        Our business model is light in capital and labor commitment, and we believe we manage our transaction and operating costs in an effective way. Benefitting from our superior loan product offerings strong credit performance and accompanying insurance protection, we continue to expand our user base of both borrowers and investors primarily through referral without incurring significant sales and marketing expenses, resulting in relatively low user acquisition costs. Furthermore, our highly automated risk management system and technology infrastructure enable us to automatically facilitate a large number of transactions simultaneously. In 2016 and 2017, our net revenue per employee was approximately RMB559,000 and RMB2,595,000, respectively, and our general and administrative expenses as a percentage of our total net revenues was 27.8% and 6.1%, respectively.

        We utilize data-driven and technology-empowered credit analysis. Our proprietary risk control system, WinSAFE, builds risk profiles of our prospective borrowers upon data from reputable credit information providers employed by traditional financial institutions, augmented by a variety of social and behavioral data from internet and mobile platforms not typically utilized by traditional financial institutions. Leveraging data analysis and machine learning in assessing a borrower's value, repayment capability and propensity, we are able to offer differentiated credit limits to borrowers based on individual credit assessment result. Our rigorous data-driven credit assessment methodology has helped us to achieve a strategic balance between borrower expansion and asset quality control. In 2016 and 2017, the total loans we facilitated amounted to RMB18,996 million and RMB34,400 million, respectively, while the delinquency rate by balance for outstanding loans that were 91 to 180 days past due was 0.38% as of December 31, 2016 and 1.34% as of December 31, 2017.

        We benefit from our strategic partnership with ZhongAn. The protection offered by ZhongAn's credit insurance on the loans we facilitate significantly enhances investor confidence. Our risk management system is also strengthened by ZhongAn's rigorous risk control of insurance decision opinion. ZhongAn's credit assessment model is based on the information from various databases, including PBOC CRC which is only available to licensed financial institutions. As a result of our growing scale, we are ZhongAn's second largest ecosystem partner in terms of underlying assets of its credit insurance product as of March 31, 2017, and the third largest ecosystem partner in terms of gross written premium of all insurance products for both 2016 and the three months ended March 31, 2017.

        Prior to new regulations promulgated in the PRC consumer finance industry in December 2017, the annualized fee rates for certain loans that we facilitated exceeded 36% and we also deducted service fees from a loan principal in advance for certain loans that we facilitated. To better comply with the applicable requirements under new regulations, we have taken rectification measures including: (i) adjusting the annualized fee rates of all new loans that we facilitated since December 7, 2017 not to exceed 36% and (ii) ceasing deducting any service fees from a loan principal in advance since December 7, 2017. In addition, we have cooperated with institutional funding partners, including banking financial institution partners, as a supplement funding source for our loan products. In light of the recent regulatory development, we are reviewing and adjusting our cooperation with banking financial institution partners, such as suspending certain cooperations, to better comply with the applicable regulatory requirements. However, we have strong funding capabilities from our P2P platform. As of December 31, 2017, 16.7% of the total outstanding funding balance for loans we facilitated were provided by institutional funding partners with the remaining provided by investors from P2P platform. Therefore, we believe adjustment in our cooperation with banking financial institution partners would not have any material and adverse impact on our business operations. In addition, considering the recent regulatory developments in the PRC, we are reviewing our loan facilitation services to other platforms and would cease providing loan facilitation services to other platforms if their products are suspended under recent PRC regulations.

        We generate revenues primarily from fees charged to borrowers for our service in matching them with investors and for other services we provide over the lifetime of a loan. We charge borrowers for our loan facilitation services, post-origination services and guarantee services. In 2016, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.2% to 15.0% and the service fees we charged to our borrowers for loan facilitation services, post-origination services and guarantee services accounted for 78.0%, 3.7% and 1.2%, respectively, of our total net revenues. In 2017, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.8% to 45.0% and the service fees we charged to our borrowers for loan facilitation services, post-origination services and guarantee services accounted for 84.6%, 2.9% and 3.0%, respectively, of our total net revenues.

        The total borrowing cost is expressed as APR, the actual annualized cost of borrowing over the term of a loan. The following table sets forth the of our major loan products for the periods indicated.

Loan Product	Year Ended December 31, 2016	Year Ended December 31, 2017
Xiaoying Card Loan	19.68% ~ 25.44%	19.69% ~ 49.44%
Xiaoying Preferred Loan	16.26% ~ 16.32%	16.32% ~ 21.44%
Xiaoying Housing Loan	9.00% ~ 18.00%	9.60% ~ 20.00%
Loan facilitation services to other platforms(1)	2.40% ~ 7.00%	1.22% ~ 15.37%

Note:

(1)
Different from APR used to express the total borrowing cost for our loan products, the figures set forth in the table represent the service fee range we charge borrowers referred from other platforms for loans successfully allocated to investors.

        We have experienced rapid growth in recent years. Our total net revenue was RMB222.2 million in 2016 and RMB1,619.2 million (US$248.9 million) in 2017. We had a net income of RMB339.5 million (US$52.2 million) in 2017, compared to a net loss of RMB120.2 million in 2016.

Our Strengths

        We believe the following strengths contribute to our success and reinforce our market leading position:

Leading technology-driven personal finance company serving China's prime borrowers

        We are a leading technology-driven personal finance company in China serving the underserved prime borrowers, according to the Oliver Wyman Report. The financing needs of Chinese individuals, even for prime borrowers, have been largely ignored and severely underserved by traditional Chinese financial institutions as they have historically been focused on serving the needs of large corporations and government-related entities in China. According to the Oliver Wyman Report, in 2016, there were 220 million credit card holders who passed the rigorous credit assessments set by various banks in China and the outstanding balance of credit cards was RMB4.1 trillion as of December 31, 2016. As of the same date, the outstanding balance of the high-credit-limit unsecured loans was RMB9.2 trillion. We focus on serving the credit needs of prime borrowers with sound credit profile and history. In 2017, approximately 90% of our borrowers of Xiaoying Card Loan have a credit line of over RMB10,000 from bank-issued credit cards, and 64.4% of the loans of Xiaoying Preferred Loan we facilitated were borrowed by borrowers with real estate properties. We believe that our ability to identify, attract and maintain a high-quality borrower base through online and offline channels has enabled us to achieve consistently low credit losses and funding costs for the loans we facilitate, which in turn, allows us to offer attractive lending rates and large credit line to our borrowers while maintaining a healthy and sustainable profit margin. In 2017, the APR of our Xiaoying Card Loan was 26.21% while the credit losses as measured by delinquency rate for the outstanding loans that are 91-180 days past due was 1.64% as of December 31, 2017, and the APR our Xiaoying Preferred Loan was 16.89% while the credit losses as measured by delinquency rate for the outstanding loans that are 91-180 days past due was 0.67% as of December 31, 2017.

        Our technology infrastructure has enabled us to serve China's prime borrowers much more effectively than traditional financial institutions, both from a user experience and an operating efficiency perspective. Our mobile applications allow potential borrowers to apply for loans any place any time. Our simple and fast online credit application streamlines the often time-consuming and tedious loan application process, and our advanced credit assessment engine enables us to assess credit risks and facilitate effective fraud detection and prevention swiftly, while requiring minimal user inputs. Over half of the loan applications for Xiaoying Card Loan are handled and approved automatically within ten minutes, leading to enhanced user experience. For Xiaoying Preferred Loan, leveraging our robust risk model, we developed a user-friendly APP for the staff of our offline channels to standardize screening criteria and process loan applications, facilitating high-credit-limit loans approval within 48 hours. Our highly automated loan application and credit approval process also allow us to acquire and service these borrowers cost-effectively, making our business model highly scalable.

Comprehensive suite of products with attractive features

        We offer a comprehensive suite of products specifically catering to the financing and wealth management needs of individuals in China. Our product offerings, be it loan products or investment products, are renowned for their attractive product features, and are a key reason that we have been able to achieve top three market positions in all the principal segments that we operate in.

        Our loan products feature a combination of large credit line, long term and attractive APR. In 2017, approximately 85.8% of the loans of the total amount under our Xiaoying Card Loan were of 12 months duration, whereas most of the credit card balance transfer products in China only have a term between three months to 12 months. Xiaoying Preferred Loan offers borrowers some of the lowest APRs in the industry. In 2017, the APR of Xiaoying Preferred Loans was only 16.89%. Furthermore, because of our advanced credit analytics, we have user-friendly credit application process requiring minimal input from borrowers, resulting in a speedy approval process.

        Our wealth management platform is one of the few providing insurance protection, with 95.1% of the loan products we facilitated insured by ZhongAn's credit insurance as of December 31, 2017. Currently, we can accommodate approximately 95% of our investors' fund withdrawal requests and complete fund transfer within 30 minutes. Furthermore, our investors are able to start accumulating investment returns on the same day when the investment is made. ZhongAn insurance protection, combined with superior user experience, has led to strong "word of mouth" referral for Xiaoying Wealth Management, resulting in rapid expansion of user base.

Leading wealth management platform with a fast-growing and high-quality investor base

        Our wealth management platform, Xiaoying Wealth Management, is a leading wealth management platform targeting primarily China's individual mass affluent investors. We are the third largest player amongst online consumer finance marketplaces offering multiple types of investment products in China in terms of transaction volume in 2017, according to the Oliver Wyman Report. As of December 31, 2017, the cumulative number of our active individual investors totaled 273,343, and the outstanding balance of funds invested by our active individual investors in all types of investment products on Xiaoying Wealth Management platform totaled RMB14,443 million. The outstanding investment balance per individual investor of Xiaoying Wealth Management was RMB110,050 as of December 31, 2017. Our individual investors were mostly only in their mid-thirties, and we believe we will grow with our investors as they accumulate wealth resulting in high user stickiness in our investor base. As of December 31, 2017, our individual investor retention ratio was 37.0%. The total investment balance of our investors who made investment before December 31, 2016 increased from RMB5.7 billion as of December 31, 2016 to RMB7.1 billion as of December 31, 2017.

Access to an ample supply of low-cost funding coupled with the ability to tap into diversified funding sources

        The loan products we facilitate are mainly funded through investments from our individual and corporate investors on Xiaoying Wealth Management. The strong demand for our investment products on Xiaoying Wealth Management enables us to have sufficient funding to support our growth. We have chosen P2P as our principal source of funding as we believe the regulatory framework surrounding this particular segment is relatively clear, hence making this funding source sustainable, and the availability of such funding will not be dependent on the business decisions of a third party. The inherently low risk characteristics of our prime borrowers with strong credit performance, the accompanying insurance protection, our proven risk management and credit assessment capabilities enable us to attract our investors by offering reasonable investment yields. In 2017, the overall funding cost for the loans we facilitated was only 7.60%.

        In addition, we have established funding partnerships with multiple institutions in China, such as banks and trust companies, to fund the loans that we facilitate. Our institutional funding partners usually provide us with a large amount of funding for a period primarily ranging from six months to three years, further enhancing both the availability and the stability of our funding base.

        The breadth of our diversified funding sources makes us less susceptible to any temporary fluctuations in the availability of any particular funding source, as well as any changes in the evolving regulatory environment.

Low cost user acquisition and competitive operating efficiency

        Our business model is light in capital and labor commitment. User referral has been primarily driving the continued growth in our user base of both borrowers and investors. We engage our users mainly through superior product offerings without incurring significant sales and marketing expenses. For example, as our big data technology allows us to accurately identify high quality borrowers, we are able to offer large credit line products to such individuals thus significantly reducing our borrower acquisition cost per unit economics. As a result of the strong credit performance of the loan products we facilitate and the accompanying insurance protection, over 65% of the outstanding investment balance of individual investors on Xiaoying Wealth Management as of December 31, 2017 was generated from referrals from our existing individual investors. Also, Xiaoying Wealth Management's high outstanding investment balance per investor has resulted in lower user acquisition costs. In 2017, the new investor acquisition cost of Xiaoying Wealth Management was only RMB298. Furthermore, we have a highly automated risk management system that requires minimum human inputs and our technology infrastructure enables us to automatically facilitate a massive number of transactions simultaneously.

        Benefitting from our business model and growing scale, we are able to manage our transaction and operating costs effectively. In 2016 and 2017, our net revenue per employee was approximately RMB559,000 and RMB2,595,000, respectively, and our general and administrative expenses as a percentage of our total net revenues was 27.8% and 6.1%, respectively.

Rigorous data-driven credit assessment methodology with proven results

        We base our credit assessment on rigorous quantitative analysis. Our proprietary risk control system, WinSAFE, is built upon the foundations of traditional consumer banking risk management models, leveraging data from reputable credit information providers. Through our cooperation with ZhongAn, we are provided by ZhongAn with its insurance decision opinion, which is based on its credit analysis model, leveraging its resource and access to various databases, including PBOC CRC, which we believe provides the most reliable and accurate financial information on prime borrowers. We maintain over 100 credit risk assessment models, many of which are updated on a daily basis. The comprehensive suite of risk assessment models under WinSAFE paired with our prudent credit policy establishes a robust first line of defense with over 2,500 variables in credit assessment and a black list of over 1,000,000 fraud data in a relatively short period after our inception. In addition, we utilize a variety of social and behavioral data from internet and mobile platforms, typically ignored by traditional financial institutions, to build risk profiles of our prospective borrowers.

        Cutting-edge data analytical technologies further improve the reliability and accuracy of our credit assessment by assisting with the analysis of borrowers' value, repayment capability and propensity, and assigning credit assessment result to prospective borrowers. Our advanced credit analytics enable us to offer differentiated credit limit to borrowers based on credit assessment result. Furthermore, we deploy analytical models to identify patterns in borrowers' credit behaviors and in turn, optimize our credit assessment models. In 2016 and 2017, the loan amount of Xiaoying Card Loan we facilitated was RMB179 million and RMB12,634 million, respectively, while the delinquency rate for the outstanding loans of Xiaoying Card Loan that were 91-180 days past due was nil as of December 31, 2016 and 1.64% as of December 31, 2017. In 2016 and 2017, the loan amount of Xiaoying Preferred Loan we facilitated was RMB1,509 million and RMB7,777 million, respectively, while the delinquency rate for the outstanding loans of Xiaoying Preferred Loan that were 91-180 days past due was 0.26% as of December 31, 2016 and 0.67% as of December 31, 2017.

Strategic partnership with ZhongAn

        We have established a strategic partnership with ZhongAn. We pioneered with ZhongAn to develop credit insurance products to secure insurance protection for the loans we facilitate and offer at Xiaoying Wealth Management, which protect funding providers against defaults for both principal and interest. 95.1% of the loan products we facilitated were insured by ZhongAn's credit insurance as of December 31, 2017. The protection offered by ZhongAn's insurance policy on the loans we facilitate significantly enhances investors' confidence, which results in higher outstanding investment balance per investor, lower user acquisition costs, and enhanced user stickiness for Xiaoying Wealth Management. Our risk management system is also strengthened by ZhongAn's insurance underwriting process, which involves ZhongAn's rigorous risk control of insurance decision opinion, which is based on its credit assessment model based on information from various databases, including PBOC CRC that is only available to licensed financial institutions. Once an applicant's information is input into our proprietary risk control system, WinSAFE, we will send the identity information of the applicant to ZhongAn and receive ZhongAn's credit opinion on insurance based on its credit analysis model.

        Our business collaboration with ZhongAn is mutually rewarding. As a result of our growing scale, we are ZhongAn's second largest ecosystem partner in terms of underlying assets of its credit insurance products as of March 31, 2017, and the third largest ecosystem partner in terms of gross written premium of all insurance products for both 2016 and the three months ended March 31, 2017.

Founded by a seasoned entrepreneur with proven track record and backed by a strong team of financial and technology talent

        We believe a combination of financial and technological talent is the key ingredient to a successful financial technology company. Our founder, Chairman and Chief Executive Officer, Mr. Yue (Justin) Tang, co-founded eLong.com, an online travel service company in China in 1999. It became one of the first online travel companies in China that went public when it listed on NASDAQ in 2004. Through organic growth and a series of business partnerships and acquisitions, eLong.com has since become one of the leading online travel service companies in China. Mr. Tang was also a co-founder of Blue Ridge China, an investment fund. Mr. Tang's proven track record of founding and nurturing multiple technology companies to success, combined with his deep industry know-how of financial institutions, allows him to acquire unique insight into the key success factors and competitive advantages of us.

        Our Chief Executive Officer is supported by a strong team of executives with extensive experience in the financial and technology fields. Our president, Mr. Shaoyong (Simon) Cheng, previously at Capital One, HSBC and Bank of Communications, has more than 20 years of experience in risk management in the United States and China. Our management team's exceptional technical skills, paired with a deep understanding of both the global and China's financial markets, have helped us become a strong industry leader.

        In addition, over 70% of our employees are responsible for product and technology development and over 20% of our employees are dedicated to risk management. Our product, technology and risk management team members are well-equipped with advanced skill sets in computer science and business development with an average of approximately six years of relevant working experiences.

Our Strategies

        We plan to pursue the following strategies to achieve our goal:

Continue to broaden product offerings

        As our credit assessment capabilities strengthen with proven track record and validation, we expect the funding cost for the loans we facilitate continue to decrease, allowing us to develop loan products with even lower APRs to meet the needs of an even higher quality borrower base. We will also leverage our in-depth knowledge of the market and strong product innovation capability to broaden our product offerings to cater to the evolving market demands.

        On Xiaoying Wealth Management, we also plan to continue to build up an even more comprehensive investment product platform through broadening and diversifying the suite of products, including offering third-party investment products, to accommodate the evolving needs of our investors.

Increase brand awareness

        While we believe word-of-mouth referral will continue to drive the growth in our user base, we also seek to enhance marketing efforts to increase brand awareness. We plan to leverage our extensive offline network channels and online marketing initiatives to further strengthen our brand awareness. We plan to increase our marketing expenditure with a focus on target user promotion events, as well as online and offline media advertisements. We will also continue to seek cooperation with strategic partners to offer co-developed products and host promotional events.

Expand user base and enhance user acquisition

        As of December 31, 2017, we had a total of 12,599,239 cumulative registered users of Xiaoying Wealth Management, and 10,625,906 cumulative registered users of Xiaoying Card Loan and Xiaoying Preferred Loan. We plan to further leverage the mass amount of traffic generated on our platforms to cross-sell products and further reduce our user acquisition costs. Furthermore, we plan to strategically cooperate with leading e-commerce platforms to embed our products and services into their offerings to drive new user traffic. Lastly, we will continue to expand our online user base and enhance user acquisition by partnering with more online platforms.

Continue to diversify and scale up our funding sources

        We will continue to diversify our funding sources to meet our borrowers' demand. For Xiaoying Wealth Management, we will continue to attract new investors and increase the investment balance from existing investors. We plan to further expand our network of institutional funding partners to increase their funding contribution. Our goal is to achieve a balanced funding composition between

Xiaoying Wealth Management and institutional funding partners for better diversification, scalability and ability to withstand funding volatilities.

Further strengthen our risk management and technology capabilities

        We will continue to improve our proprietary risk assessment system, WinSAFE, to enhance the precision, speed and scale at which we are able to match borrowers and investors. As we continue to expand data sources and accumulate additional data over time on our users, our self-reinforcing algorithms will continue to improve.

Our Business Model

        We are a personal finance company connecting China's underserved prime borrowers with mass affluent investors. Our platform, empowered by our risk management capabilities and technology, efficiently matches borrowers' loan requests with investors' investment demands, enabling us to satisfy the financing needs of borrowers and meet the wealth management demands of investors.

        We take advantage of mobile internet and big data-enabled technologies to serve the financing needs of China's prime borrowers who are underserved by traditional financial institutions. We began to facilitate Xiaoying Card Loan, primarily a credit card balance transfer product, in December 2016 and Xiaoying Preferred Loan, a high-credit-limit unsecured loan product, in November 2015. We also facilitate Xiaoying Housing Loan, a loan product secured by properties. In addition, we cooperate with selected financial technology companies by facilitating the loan products designed by them to borrowers referred from them. At the same time, we began to distribute investment products primarily to individual mass affluent investors in China through Xiaoying Wealth Management, an online wealth management platform, in August 2014.

        The loans we facilitate are funded by both investments from our investors through Xiaoying Wealth Management and funding arrangements with our institutional funding partners such as banks and trust companies in China.

        The diagram below illustrates our business model:

Notes:

(1)
We entered into a new custody agreement with the Shenzhen branch of a PRC bank, pursuant to regulatory requirements in November 2017 and plan to transfer all of our custodian funds to this bank.

(2)
We match our borrowers with our investors through both direct and intermediary models. Under the direct model, investors directly provide fundings to the borrowers. Under the intermediary model, currently, we initially advance loan disbursements using our own funds to our borrowers and subsequently sell the creditor rights in such loans to institutional funding partners. Our initial loan advance is transitory and we do not have the intention to retain the loan.

Our Borrowers and Loan Products

Overview

        We strategically target the prime borrowers underserved by traditional financial institutions. We believe we set a high standard of credit quality by defining our borrowers as prime borrowers, who we define as an individual having sound credit history, who has credit records with PBOC CRC for over one year and does not have any late payment record of over 60 days in the previous six months or any records of NPL. For the determination of a prime borrower, we review their credit card transaction history and default records. As of December 31, 2017, our borrower base primarily consisted of credit card holders who have passed the credit criteria set by banks, small business owners whose credit can be verified by property ownership certificates, insurance policies or provident funds, and the property owners.

        Our comprehensive loan product suite addresses the financing needs of our target prime borrower segments with Xiaoying Card Loan catering to the credit card holders, Xiaoying Preferred Loan catering to small business owners, and Xiaoying Housing Loan catering to the property owners. Our Xiaoying Card Loan and Preferred Loan are unsecured loan products, and our Xiaoying Housing Loan is secured loan products. We also provide loan facilitation services to other platforms.

        As of December 31, 2017, we facilitated loans to 2,379,508 cumulative borrowers, each of whom made at least one transaction on our platform during the period from the commencement of our loan facilitation business to December 31, 2017. The number of our active borrowers increased significantly from 208,920 in 2016 to 2,249,183 in 2017. We experienced significant growth in the amount of loans we facilitated to borrowers, from RMB18,996 million in 2016 and RMB34,400 million in 2017, over 95.0% and 86.6% of which were loans facilitated to prime borrowers, respectively. The table below sets forth the breakdown of loan facilitation amount by product for the periods indicated.

	Year Ended December 31,		Year Ended December 31,
Loan Product	2016		2017
	RMB in millions	%	RMB in millions	%
Xiaoying Card Loan(1)	179	0.9%	12,634	36.7%
Xiaoying Preferred Loan(2)	1,509	7.9%	7,777	22.6%
Xiaoying Housing Loan(3)	5,840	30.8%	4,244	12.3%
Loan facilitation services to other platforms(4)	1,804	9.5%	5,464	15.9%
Others(5)(6)	9,663	50.9%	4,281	12.4%

Total	18,996	100.0%	34,400	100.0%

Notes:

(1)
Xiaoying Card Loan was launched in December 2016.

(2)
Xiaoying Preferred Loan was launched in November 2015.

(3)
Xiaoying Housing Loan was launched in July 2015.

(4)
We started to provide loan facilitation services to other platforms in December 2015.

(5)
In 2016, 35.2% of others were bridge loans for mortgage payment, 7.5% of others were loans for corporates and most of the remaining others products were miscellaneous loans products that we have stopped facilitating. We completely ceased facilitating bridge loans for mortgage payment and loans for corporates in 2017.

(6)
In October 2017, we introduced a new loan product called "Xiaoying Professional Loan" which has a term of two to three years. Borrowers of this product can repay at any time after three months of origination and all monthly service fees for the remaining period are waived upon termination. We determined that the volume of this loan product in 2017 was immaterial.

        The outstanding balance of loans we facilitated to borrowers increased from RMB7.5 billion as of December 31, 2016 to RMB18.2 billion as of December 31, 2017. The table below sets forth the breakdown of outstanding loan balance by product as of the dates indicated.

	As of December 31,		As of December 31,
Loan Product	2016		2017
	RMB in millions	%	RMB in millions	%
Xiaoying Card Loan	178	2.4%	8,102	44.3%
Xiaoying Preferred Loan	1,368	18.3%	6,658	36.4%
Xiaoying Housing Loan	2,921	39.0%	1,919	10.5%
Loan facilitation services to other platforms	915	12.2%	1,048	5.7%
Others(1)	2,111	28.2%	551	3.0%

Total	7,494	100.0%	18,279	100.0%

Note:

(1)
As of December 31, 2016, 13.1% of others were bridge loans for mortgage payment and 1.9% of others were loans for corporates. We completely ceased facilitating these two products in 2017.

        We price the loans we facilitate based on total borrowing cost, which comprises (i) a nominal interest rate that borrowers pay investors, (ii) the service fee that we charge, payable by borrowers, for our services including our guarantee service, if applicable. For example, under the current arrangement with ZhongAn starting from September 2017, we would not provide guarantee services for certain of our products, and (iii) the insurance premium paid to ZhongAn. The total borrowing cost is expressed as APR, the actual annualized cost of borrowing over the term of a loan. The APR for a type of our loan product is the annualized actual amount of total interests, service fees and insurance premium divided by total amount of loans we facilitated. Borrowers are allowed to have more than one loan outstanding at the same time, but for some types of our products, such as Xiaoying Preferred Loan, borrowers are only allowed to have one loan outstanding of the same product type at any one time. We will evaluate borrowers' payment history with us and perform credit assessment before approving their applications for additional loans. Delinquent borrowers are not allowed to obtain additional loans. We also set the maximum cumulative loan amount that one borrower can obtain based on the credit assessment result of such borrower and ensure the total outstanding balance of loans, together with any approved additional loans, under the amount limit when reviewing a borrower's loan applications.

        The transaction process on our platform provides our borrowers with a streamlined and standardized process of loan application and funding with step-by-step instructions including the following stages:

  •
  First stage: an applicant submits loan application with their PRC identity card information, bank card information and mobile phone number.

  •
  Second stage: verification of the applicant's information through our authentication technologies and multiple databases upon the authorization by the applicant.

  •
  Third stage: credit assessment of the applicant by our propriety risk control model and cooperation with ZhongAn.

  •
  Fourth stage: approval of loan application, loan listing and the disbursement of funds to borrowers.

  •
  After the completion of funding, we also provide servicing and collection services. The transaction process varies in certain stages for different loan products. The details of transaction process for Xiaoying Card Loan, Xiaoying Preferred Loan and Xiaoying Housing Loan are described below, respectively.

Xiaoying Card Loan

        Launched in December 2016, Xiaoying Card Loan, primarily a credit card balance transfer product, is our flagship product targeting prime borrowers. We are the largest player offering credit card balance transfer loan products in China in terms of outstanding loan balance as of December 31, 2017, according to the Oliver Wyman Report.

  Borrowers

        Xiaoying Card Loan's target borrowers are primarily credit card holders who are in the early stages of their careers with insufficient credit lines granted by traditional credit card issuers, and they choose Xiaoying Card Loan to supplement their credit lines to fulfill their consumption needs. In 2017, Xiaoying Card Loan's borrowers were mostly in their late-twenties or early-thirties, and approximately 90% of them had total credit line of over RMB10,000 from bank-issued credit cards.

  Products

        We offer credit card balance transfer loan product in amounts ranging from RMB2,000 to RMB60,000 with terms of three, six, nine and 12 installments. The funds of our credit card balance transfer loan product are transfered into a borrower's credit card account for paying the outstanding credit card balance. In 2017, we also started to offer credit card holders with cash advance product in amounts ranging from RMB1,000 to RMB10,000 with terms of the same combination of installments. Borrowers usually repay the principal and interest accrued based on the original principal amount in equal monthly installments, provided that, prior to December 7, 2017, we deducted part of the service fees from the loan principal in advance and received the remaining service fees paid by borrowers in equal monthly installments. In 2017, the APR of Xiaoying Card Loan paid by borrowers was 26.21%.

        We facilitated 14,969 and 1,606,569 loans for Xiaoying Card Loans in 2016 and 2017. The total loan amount of Xiaoying Card Loan we facilitated increased from RMB179 million in 2016 to RMB12,634 million in 2017. The average loan amount per transaction was approximately RMB11,959 in 2016 and RMB7,864 in 2017. The decrease in the average loan amount per transaction is primarily due to our launch of the cash advance product to credit card holders in 2017 with credit line lower than credit card balance transfer loan. The outstanding balance of Xiaoying Card Loan we facilitated to borrowers increased from RMB178 million as of December 31, 2016 to RMB8,102 million as of December 31, 2017.

  Transaction Process

        We facilitate Xiaoying Card Loan through mobile application which is a simple, secure and convenient loan application process. The following diagram illustrates a simplified transaction process of Xiaoying Card Loan:

  Stage 1: Application

        Applicants of Xiaoying Card Loan must first register a user account by providing requested personal details, including mobile phone number and PRC identity card information. With the applicant's authorization, the PRC identity card will be automatically captured and recognized by our authentication module through Optical Character Recognition, or OCR technology. Applicants are also required to do specific poses facing the front camera of their phones to complete automatic biometric recognition. When the registered users choose their desired loan amount and term of a loan product, they are required to further provide additional information including credit card information, current residential addresses, contacts and debit card information used for monthly repayment.

  Stage 2: Verification

        Upon submission of a completed application, we verify each applicant's information using multiple authentication technologies and internal and external databases, including, among others, face scanning and OCR technology, the internal and industry blacklist provided by third-party database and the mobile activities of the applicant, to identify and screen for fraudulent applications. See "—Our Partnership with ZhongAn—Cooperation on Data and Credit Analytics" and "—Risk Management" for details.

  Stage 3: Credit Assessment

        Once an applicant's information is input into our proprietary risk control system, WinSAFE, we will conduct credit assessment based on our database. We will also send the identity information of the applicant to ZhongAn and receive ZhongAn's credit opinion on insurance based on its credit analysis model. We will, in accordance with our own risk management strategies, embed such credit opinion on insurance into our risk management model for decisioning and assign each applicant a credit grade. Credit grade will not be adjusted until the same applicant applies for another loan, when the repayment history of all the existing loans will be added into the risk model to determine the credit grade for the new loan application. See "—Our Partnership with ZhongAn—Cooperation on Data and Credit Analytics" and "—Risk Management" for a detailed description of WinSAFE and other aspects of our risk management.

  Stage 4: Approval and Funding

        Following the credit assessment, we may (i) approve the loan application, (ii) approve the loan subject to modification of the loan amount, or (iii) decline the loan application. Applicants are notified of the results.

        Once the applicant's loan application is approved, we may list the approved loan to Xiaoying Wealth Management platform where Xiaoying Wealth Management's investors can subscribe for loan products that are automatically matched by our system. We may also facilitate Xiaoying Card Loan with funding from institutional funding partners. Once a loan is fully subscribed, funds are transferred to the borrower's custody account. The borrower will enter into related agreements for funding.

  Stage 5: Servicing and Collection

        We provide repayment reminder services through in-app notifications, SMSs or phone calls by our service representatives before the due date for each scheduled repayment. We charge a penalty fee from a defaulting borrower on a daily basis for past due loan principal.

        We establish a score model to differentiate the risk level of a defaulting borrower based on the type of loan products, outstanding amount, delinquent days and historical repayment pattern. We adopt various approaches, including text messages, phone calls and other legitimate actions to request repayment of the delinquent loan balance and accrued interests and default charges.

        We outsource most of our collection services to third-party collection agencies and we require them to use our serving and collection system and comply with our guidelines and standards. We also monitor the performance of such third-party collection agencies to ensure appropriate collection methods and practices through KPI monitoring, phone call recording playback, site visits, complaint call playback, internal training, as well as assessments.

  Borrower Acquisition and Retention

        Xiaoying Card Loan is very attractive to prime borrowers who are credit cardholders looking for a combination of large credit line, long term and attractive APR. Supported by our advanced credit analytics, we are able to deliver a superior user experience through user-friendly loan application process, efficient credit decisioning, and speedy remittance, which in turn enables us to expand our borrower base. We also advertise our loan products and loan facilitation services through online channels, including our website and mobile application and cooperation with search engines, app stores, third-party apps and WeChat self-media public accounts.

        We continue to provide existing borrowers with convenient lending services to enhance borrower stickiness. For borrowers with good transaction history, we may raise their loan limit, offer discounted service fees and a better referral program.

Xiaoying Preferred Loan

        Launched in November 2015, Xiaoying Preferred Loan is a high-credit-limit unsecured personal loan product. We are the third largest player amongst non-traditional financial institutions offering high-credit-limit unsecured loans in China in terms of outstanding loan balance as of December 31, 2017, according to the Oliver Wyman Report.

  Borrowers

        Xiaoying Preferred Loan's target borrowers are primarily self-employed business owners with established credit record who have liquidity and capital needs for daily operations. In 2017, Xiaoying Preferred Loan's borrowers were mostly in their late thirties or early forties. The creditworthiness of the borrowers have been verified mainly by property ownership certificates, insurance policies or social insurance payment history.

  Products

        Xiaoying Preferred Loan is high-credit-limit unsecured personal loan product. As for loans funded by investors of Xiaoying Wealth Management, the credit line primarily ranges from RMB100,000 to RMB200,000. As for loans funded by institutions, the credit line could be up to RMB600,000. Xiaoying Preferred Loan generally has a fixed-term of 12 months, and borrowers usually repay the principal and interest accrued based on the original principal amount in equal monthly installments. In 2017, the APR of Xiaoying Preferred Loan paid by borrowers was 16.89%.

        Xiaoying Preferred Loan is categorized as property-owner loans, insurance-holder loans and provident fund loans.

  •
  Property-owner loans are typically offered to property owners and for property owners with bank mortgage payments with a continuous payment record of 12 months or more.

  •
  Insurance-holder loans are typically offered to policyholders who hold life insurance policies provided by well-recognized large domestic insurance companies in China with an insurance term of three years or more.

  •
  Provident fund loans are typically provided to full-time employees who are entitled to and have made provident fund payments in compliance with relevant PRC laws and regulations. Applicants for provident fund loans should demonstrate, among others, job stability and a continuous record of provident fund payments.

        We facilitated 6,327 and 31,775 loans of Xiaoying Preferred Loans in 2016 and 2017. The loan amount of Xiaoying Preferred Loan we facilitated increased from RMB1,509 million in 2016 to RMB7,777 million in 2017. The average loan amount per transaction was approximately RMB238,570 in 2016 and RMB244,751 in 2017. The outstanding balance of Xiaoying Preferred Loan we facilitated to borrowers increased from RMB1,368 million as of December 31, 2016 to RMB6,658 million as of December 31, 2017.

  Transaction Process

        The following diagram illustrates a simplified transaction process of Xiaoying Preferred Loan:

  Stage 1: Application

        Applicants of Xiaoying Preferred Loan are recommended and filtered by our channel partners based on applicants' credit profile prior to making online applications through our website. Apart from the identity card and credit card information required when applying loans on Xiaoying Card Loan, applicants of Xiaoying Preferred Loan have to provide further personal information including: (i) property ownership certificate; (ii) hukou (household register) or marriage certificate; and (iii) social insurance payment history or business certificate to verify their credit.

  Stage 2: Interview

        To better assess the applicant's creditworthiness, our front-line risk control team will conduct offline interviews with the applicants and review application documents and reject any applicants with credit profile and fraud concern based on the interview.

  Stage 3: Verification

        Following the interview with the applicants, our credit assessment team will make telephone calls to verify each applicant's information. Applicants' information will also go through the same system verification as the process in Xiaoying Card Loan. See "—Xiaoying Card Loan—Transaction Process" for details of verification process.

  Stage 4: Credit Assessment

        Following the verification of the applicant information, our credit assessment team will submit supporting documents of the applicants to back-office risk management team for credit assessment based on our database and ZhongAn's credit opinion on insurance based on its credit analysis model. Once our risk management system provides a risk analysis, our experienced loan approval team will manually review each loan application. Our front-line risk control team will also assist in the credit assessment of the prospective applicants by submitting videos and recordings with regard to their offline interviews with the applicants.

  Stage 5: Approval and Funding

        Xiaoying Preferred Loan applies the same transaction process with respect to approval as Xiaoying Card Loan. See "—Xiaoying Card Loan—Transaction Process" for details.

        For Xiaoying Preferred Loan funded by investors of Xiaoying Wealth Management, see funding process for Xiaoying Card Loan for details. For Xiaoying Preferred Loan funded by our institutional funding partners, our front-line risk control team will assist the successful borrower to enter into related agreements for funding.

  Stage 6: Servicing and Collection

        Xiaoying Preferred Loan applies the same transaction process with respect to servicing and collection as Xiaoying Card Loan. See "—Xiaoying Card Loan—Transaction Process" for details.

  Borrower Acquisition and Retention

        Xiaoying Preferred Loan is attractive to prime borrowers who are primarily small business owners. This product offers a combination of high credit limit, long term and attractive APR with no collateral. Supported by our broad network of channel partners to which we apply a unified lending standard and practice, we are able to source a large number of borrowers for Xiaoying Preferred Loan, which will drive the continued growth in our borrower base.

        As of December 31, 2017, we facilitated Xiaoying Preferred Loan in approximately 11 cities in China, in cooperation with 19 local channel partners, such as loan intermediaries, real estate agencies and car dealers, with respect to borrower acquisition and credit assessment. We continue to provide existing borrowers with convenient and highly efficient lending services, including callbacks and repayment reminders, to enhance borrower stickiness.

Xiaoying Housing Loan

        In July 2015, we started to facilitate Xiaoying Housing Loan, a home equity loan product secured by properties owned by borrowers. Xiaoying Housing Loan's target borrowers are primarily small business owners holding properties with short-term liquidity and capital needs for daily operations and consumption. In 2017, Xiaoying Housing Loan's borrowers were mostly in their mid-forties.

        Xiaoying Housing Loan is offered in a large credit line ranging from RMB100,000 to RMB10,000,000 with collateral of properties. Xiaoying Housing Loan is funded by institutional funding partners, thus it is not subject to the upper limits on the outstanding loan balance under applicable laws regulating online lending information services. See "Regulation—Regulations Relating to Online Lending Information Services" As of December 31, 2017, the average credit line is approximately 58% of the collateral value. We primarily offer loan products with an average term of six months and borrowers usually make monthly repayments of interests accrued on the original principal amount followed by a lump sum payment of the principal upon maturity. In 2017, the APR of Xiaoying Housing Loan paid by borrowers was 10.93%.

        We facilitated 4,637 and 2,513 loans of Xiaoying Housing Loans in 2016 and 2017. The total loan amount of Xiaoying Housing Loan we facilitated was RMB5,840 million in 2016 and RMB4,244 million in 2017. The average loan amount per transaction was approximately RMB1.3 million in 2016 and RMB1.7 million in 2017. The outstanding balance of Xiaoying Housing Loan we facilitated to borrowers decreased from RMB2,921 million as of December 31, 2016 to RMB1,919 million as of December 31, 2017. Currently, we facilitate Xiaoying Housing Loan through offline channels in 25 cities in China. Applicants of Xiaoying Housing Loan is required to complete offline application verifying name, PRC identify card, bank card and mobile phone number recorded with the bank. Our front-line risk control team interviews the applicants and submits supporting documents for loan application through our platform to back-office risk management team for credit assessment and decision making of the credit line based on the value of collateral. Upon our approval of the loan application, our front-line risk control team will assist the successful applicants to enter into related agreements, including, but not limited to, an entrusted guarantee agreement and a security agreement with Shenzhen Tangren, our consolidated VIE with financing guarantee license, under which the borrower pays fees to Shenzhen Tangren for providing guarantee to the investor of Xiaoying Housing Loan and establishes mortgage in its real properties as a security for Shenzhen Tangren's guarantee services, and complete the security procedures for collaterals.

Loan Facilitation Services to Other Platforms

        In December 2015, we started to cooperate with selected financial technology companies and facilitate loan products designed by them to their referred borrowers. Such loans have terms primarily ranging from one to three months. Through such cooperation, we have expanded our borrower acquisition channels and satisfied our investors' demand for diversified loan products.

        In 2017, we cooperated with 15 financial technology companies. The total loan amount we facilitated for other platforms was RMB1,804 million in 2016 and RMB5,464 million in 2017. The outstanding balance of loans we facilitated for other platforms increased from RMB915 million as of December 31, 2016 to RMB1,048 million as of December 31, 2017.

        We carefully select the financial technology companies for cooperation based on various factors including their business model and performance, financial condition, experiences of the management team, risk control capabilities, compliance and reputation in accordance with our systemic cooperative admission policies. Those selected financial technology companies conduct their credit analysis and approval before referring borrowers from their platforms to us. In addition, we conduct separate identity verification to decline those borrowers with high risks under our risk management system. We charge borrowers referred from the selected financial technology companies for loans successfully allocated to investors, and the average service fee rate was 5.30% in 2017.

        We require the selected financial technology companies to provide credit enhancements on the loans facilitated to the borrowers referred to us, including compensating us and/or purchasing back such loans if they are in default. Depending on the credit ability and business performance of those financial technology companies and the historical default rate of the borrowers they referred to us, we may also require them to pay us a deposit, ranging from 2% to 10% of the amount of principal of loans we facilitated, from which we are entitled to deduct if they fail to compensate the defaulted loans referred to us. In general, we monitor the outstanding balance of loans we facilitated to the borrowers referred from the financial technology companies on a daily basis. We will require the financial technology companies to make contribution if the deposit amount falls below the agreed percentage (i.e., 2% to 10%) of the amount of loan principals we facilitated. As of December 31, 2017, each of the financial technology companies we cooperated with was required to pay the deposit prior to fund transfer and the total amount deposit that we received from them was RMB87.3 million.

Our Investors and Investment Products

Investors

        Our target investors are primarily individual mass affluent investors. As of December 31, 2017, we had 273,343 cumulative active individual investors on Xiaoying Wealth Management. The number of our active individual investors on Xiaoying Wealth Management platform was 95,417 in 2016 and 198,069 in 2017. The outstanding balance of funds invested by active individual investors in all types of investment products on Xiaoying Wealth Management platform increased from RMB5,694 million as of December 31, 2016 to RMB14,443 million as of December 31, 2017. Such increase was primarily due to the growth in the number of individual investors as a result of our attractive investment product offerings and our enhanced brand awareness and word-of-month referral.

        We have also expanded our investor base to cover corporate investors. As of December 31, 2017, we had 75 cumulative active corporate investors on Xiaoying Wealth Management. The number of our active corporate investors on Xiaoying Wealth Management platform was 44 in 2016 and 40 in 2017. The outstanding balance of funds invested by active corporate investors in all types of investment products on Xiaoying Wealth Management platform was RMB287 million as of December 31, 2016 and RMB1,422 million as of December 31, 2017. Such increase was primarily due to our strategy to diversify funding sources by focusing on attracting corporate investors.

Investment Products and Services

        Investors have the opportunity to invest in a wide range of products, such as loans we facilitated on Xiaoying Wealth Management platform, money market products and insurance products, with attractive returns in a convenient and efficient way. According to the Oliver Wyman Report, we are the third largest online consumer finance marketplace offering multiple types of investment products in China in terms of transaction volume in 2017.

  Loan Products

        Our investors are able to invest in loan products we facilitated on Xiaoying Wealth Management platform. We primarily act as a matching platform and do not sell or act as an agent to sell any financial products pursuant to the Interim Measures.

        Investors may directly invest in loans listed on our Xiaoying Wealth Management platform based on loan characteristics and borrower profiles. We provide a set of filters to help an investor to quickly pinpoint desired loans based on screening criteria, such as investment term, expected annualized rate of return, repayment method and available investment amount remaining on our platform. We also offer automated investing tools that allow investors to invest in loans through one click and make reinvestments according to investors' predetermined investing criteria. In 2017, we offered investors with loan products with committed investment term from one month to 12 months and expected annualized rate of return from 5.0% to 9.8% depending on the committed investment term, market conditions and rates offered by competitors. The minimum investment amount is RMB100 (US$15). The maximum amount of each investment is subject to the availability of the loans that can be funded on our platform and the regulatory limit on the maximum size of each loan.

        To enhance investor confidence, we pioneered with ZhongAn to develop credit insurance products to secure insurance protection for the loan products we facilitated and offer to investors on Xiaoying Wealth Management platform, which protects investors against default for both the principal and interest. As of December 31, 2017, 95.1% of the loan products we facilitated were insured by ZhongAn's credit insurance. We act as a third party to facilitate the provision of insurance coverage from ZhongAn to investors, and the borrowers, as the policyholders, enter into the insurance agreement with ZhongAn and pay for the insurance underwritten by ZhongAn for the benefit of investors as the insured beneficiaries when the loan product is listed and fully committed by investors on our platform. If the borrower fails to repay the investor when the loan is due in accordance with the loan repayment schedule (the "default date"), ZhongAn shall compensate the investor for the principal investment amount and accrued interests within two business days from the default date, but we do not have the obligation to compensate ZhongAn within two business days from the default date. Historically, in order to maintain stable business relationship with ZhongAn, for loans that we facilitated and insured by ZhongAn, we, at our sole discretion, compensated ZhongAn for its insurance payout with respect to the defaulted principal and interest. In practice, though ZhongAn made compensations to investors within two business days from the default date, we made such compensation to ZhongAn on a monthly basis. Under the current arrangement with ZhongAn starting from September 2017, ZhongAn monitors and reviews the insurance premium and payout from time to time, and if the total amount of the insurance compensation paid by ZhongAn to the insured investors has exceeded the expected maximum payout amount for a certain period, ZhongAn will increase the insurance premium charged to new borrowers only. In addition to ZhongAn's insurance protection, since September 2017, we have introduced a new protection mechanism for certain of our loan products to further enhance our investors' confidence. Shenzhen Tangren, our consolidated VIE with financing guarantee license, provides guarantee to protect investors against defaults for both the principal and interest. See "—Our Partnership with ZhongAn" for details.

        Under our arrangement with a third party asset management company, from August 2017 to December 2017, the asset management company provided a back-to-back guarantee for a portfolio of Xiaoying Housing Loan products with total principal amount of RMB1,444.5 million (US$222.0 million). The asset management company has the commitment to compensate us for the actual losses incurred on any loan within the portfolio upon default by the borrower and will acquire the creditor's rights and the associated collateral of the underlying loan from us upon settlement. We shall pay 0.6% of the portfolio amount under the asset management company's commitment as service fee to the asset management company for providing such services. As of December 31, 2017, no loans had been transferred to the asset management company.

        In March 2018, we entered into a cooperation framework agreement with a financial asset management company which provides guarantee service for an identified portfolio of loans facilitated through our online platform.

  Other Products

        Our investors are able to invest in various types of products displayed on our Xiaoying Wealth Management platform provided by our business partners. For example, money market products offer investors with certain investment flexibility through withdrawing the funds in their accounts on demand to purchase other investment products we display on our platform. In 2017, the money market products displayed on our platform were money market funds under the administration of an independent asset management company, i.e., China Universal Asset Management Company Limited. Those money market funds primarily invest in cash assets and short-term debt securities. The annualized rate of return for those money market products ranged from 2.90% to 4.86%. Our investors are also able to purchase insurance products, including family property insurance, transportation insurance, automobile insurance, short-term life or accident insurance and medical insurance, primarily provided by ZhongAn and Ping An Insurance. See "—Our Partnership with ZhongAn—ZhongAn's Insurance Products Sold on Xiaoying Wealth Management" for details.

Fees Charged to Investors and Business Partners

        We do not charge our investors management fees on Xiaoying Wealth Management platform for their investments in our investment products. We offer certain loan products marked as transferrable on our platform to provide investors with investment liquidity. Upon a successful loan transfer, we charge a one-time transfer fee from investor for each loan transferred on our platform.

        We receive service fees from our business partners, including asset management companies and insurance companies, for the purchase of their investment products by investors on Xiaoying Wealth Management platform.

Transaction Process

        The below diagram illustrates a simplified transaction process of Xiaoying Wealth Management:

  Stage 1: Application

        After investors have registered a user account with their mobile phone number on our Xiaoying Wealth Management mobile application, they are required to provide their name, identity card number and mobile phone number.

  Stage 2: Verification

        Upon the submission of a completed application, we verify investors' information using multiple authentication technologies including, among others, OCR technology, to confirm the authentication of the investors.

  Stage 3: Investors Capability Assessment

        Based on PRC regulations, we require investors to complete an investor assessment before making their first investment on our Xiaoying Wealth Management platform and categorize them into certain investor type based on their professional background, investment experience and risk preference.

  Stage 4: Loan Subscription

        After passing the investors capability assessment, investors who are willing to make investment through our marketplace can deposit their funds with us in a segregated custody account to invest in the selected loans with desired term and rate of return and/or join our wealth management plan that the automatic investment tool makes the investment.

Investor Acquisition and Retention

        Our investor acquisition efforts are primarily directed towards enhancing our brand name and building investor trust. We have attracted a large number of investors primarily through word-of-mouth referral, which will drive the continued growth in our investor base. As a supplement, we advertise our investment services through online channels, including our website and mobile application and cooperation with search engines, application stores, third-party applications and WeChat self-media public accounts.

        We host a variety of promotions to attract new investors. We provide rewards to existing investors upon each successful referral of a new investor, under which the existing investor earns a cash incentive based on the funds invested by the new investor in loan products in the first year. We also offer promotional campaigns for certain investment products where new investors can enjoy a higher expected return within a specified period. Our new investor acquisition cost was RMB323 in 2016 and RMB298 in 2017.

        We continue to provide existing investors with convenient investment services with attractive returns and investment flexibility to enhance investor stickiness. To encourage existing investors to increase their investment activity and investment amounts on our platform, we have established a VIP investor loyalty program. In determining an investor's VIP membership level, we consider the average daily amount of investment of each investor on our platform during the past 30 days. There are seven VIP membership levels. Based on the level of VIP investors, we offer certain investment services with higher returns, interest increase coupons and tailored user services. As of December 31, 2017, our investor retention ratio was 28%.

Funding

        The loans we facilitate are primarily funded through the investments from our individual and corporate investors on Xiaoying Wealth Management. We also collaborate with various institutions such as banks and trust companies to ensure sufficient funding sources to fund loans efficiently. As of December 31, 2016, 79.9%, 4.1% and 16.0% of the total outstanding funding balance for loans we facilitated were provided by individual investors, corporate investors and institutional funding partners, respectively. As of December 31, 2017, 82.3%, 1.0% and 16.7% of the total outstanding funding balance for loans we facilitated were provided by individual investors, corporate investors and institutional funding partners, respectively.

        In connection with our collaboration with institutional funding partners, we work with third party financing guarantee companies to provide guarantee to certain of our funding arrangements with institutional funding partners, which enhances the funding partners' confidence and enables us to obtain funding sources at favorable terms. In addition, we also agreed to provide guarantee to certain of our funding arrangements with banking financial institution partners. In light of the recent regulatory update, we are currently reviewing our cooperation with banking financial institution partners to comply with the regulatory requirements.

Our Partnership with ZhongAn

        Since our inception, we have established in-depth cooperation with ZhongAn in multiple areas of our business. We are ZhongAn's second largest ecosystem partner in terms of underlying assets of its credit insurance product as of March 31, 2017 and the third largest ecosystem partner in terms of gross written premium of all insurance products for both 2016 and the three months ended March 31, 2017. We have entered into a strategic cooperation framework agreement with ZhongAn to cooperate with respect to credit insurance, other insurance products, business referrals, and data and information sharing and analysis. We and ZhongAn have also entered into written agreements for detailed terms with respect to a specific cooperation area. In general, the cooperation agreements provide for an initial term of one year and can be automatically renewed for another year and can be terminated by notice or negotiation of parties.

Credit Insurance

        As of December 31, 2017, 95.1% of the loans we facilitated have protection offered by ZhongAn's credit guarantee insurance, which protect funding providers against default for both the principal and interest. Such protection significantly enhances investor confidence, which resulted in higher investment balance per investor, lower investor acquisition costs, and enhanced user stickiness for Xiaoying Wealth Management.

        Under our arrangement with ZhongAn prior to September 2017, ZhongAn provided credit insurance to loans we facilitated. ZhongAn initially reimbursed the loan principal and interest to the investor upon the borrower's default. In order to maintain stable business relationship with ZhongAn, we would then at our sole discretion, compensate ZhongAn for actual losses incurred based on defaulted principal and interest. In practice, though ZhongAn made compensations to investors within two business days from the default date, we usually calculated payout amount of ZhongAn and made such compensation to ZhongAn on a monthly basis at our discretion.

        In September 2017, we entered into a new cooperation agreement with ZhongAn, or the Cooperation Agreement, pursuant to which ZhongAn provides credit insurance to our investors funding the loans we facilitate. ZhongAn monitors and reviews the insurance premium charged to borrowers from time to time. If the total amount of the insurance compensation paid by ZhongAn to the insured investors has exceeded the expected maximum payout amount for a certain period, ZhongAn will increase the insurance premium charged to new borrowers only, not to existing borrowers. According to the Cooperation Agreement, in addition to ZhongAn's insurance protection, Shenzhen Tangren, our consolidated VIE with the financing guarantee license, also provides a guarantee for certain loans we facilitate to protect investors against defaults for both the principal and interest. Pursuant to the supplementary agreement to the Cooperation Agreement, we entered into with ZhongAn in January 2018, in the event of default, after 30 days of ZhongAn's insurance payout to our investors, Shenzhen Tangren will compensate ZhongAn for ZhongAn's payout amount less the recovered past due amount during the 30-day period; however, Shenzhen Tangren's compensation obligation shall not exceed the financial guarantee service fees Shenzhen Tangren charged to all the borrowers for such loans.

Cooperation on Data and Credit Analytics

        We have entered into a series of data and credit analytics service agreements with ZhongAn. Pursuant to the agreements, ZhongAn will leverage its resources and access to various databases to provide us with comprehensive application services of big data, including, without limitation, identification of credit risk, decisioning system, risk management modeling and consultation services with respect to risk management. We and ZhongAn will cooperate with respect to the searching and modeling and will jointly own the proprietary right and intellectual properties of the models and shall not authorize the use by a third party without the written consent by the other party.

        Through the cooperation with ZhongAn, we have strengthened our capabilities on data and credit analytics. After sending an applicant's identity information to ZhongAn, we will receive its credit opinion on insurance based on its credit analysis model based on the information from various databases including PBOC CRC. In addition, we have purchased services of blacklists, risk scoring and user portrait from ZhongAn.

ZhongAn's Insurance Products Sold on Xiaoying Wealth Management

        According to the Cooperation Agreement, ZhongAn may provide consultation services and sell insurance policies to the users referred by us with respect to family property insurance, shipping insurance, automobile insurance, short-term life or accident insurance.

        ZhongAn's insurance products are displayed in Xiaoying Wealth Management. Our investors can purchase insurance policies through Xiaoying Wealth Management but the insurance premiums are paid directly to the premium account managed by ZhongAn. We will receive technology service fees every month from ZhongAn for promoting its insurance products.

Custodian Bank and Third-Party Payment Service Providers

        We have engaged Shanghai Huarui Bank to provide fund custody services for our platform. The investors and borrowers' funds loaned through our platform are in the custody accounts managed by Shanghai Huarui Bank. The custodian bank will provide fund custody services including settlement, accounting, clearing services and safeguarding online lending capital. Furthermore, we entered into a new custody agreement with the Shenzhen branch of a PRC bank, pursuant to regulatory requirements in November 2017 and plan to transfer all of our custodian funds from Shanghai Huarui Bank to this bank.

        We cooperate with third-party payment service providers for the payment, settlement and clearance of the proceeds of the loans for our borrowers and investors. In choosing the third-party payment agent, we take into consideration numerous criteria, including network infrastructure, security measures, reliability, information technology capabilities and experience.

Risk Management

        We have adhered to the principal of "Respect Risk" in our operations since our establishment. Leveraging its extensive knowledge and in-depth insights in risk management from years of working experiences with large and reputable financial institutions, our risk management team has developed comprehensive risk management system, policies and measures covering data collection and reprocess, development and upgrading of risk control system, fraud detection and credit scoring and pricing.

        The three core elements of our risk management are data, technology and management. We base our credit assessment on rigorous quantitative analysis. We have developed our proprietary risk control system, WinSAFE, on the foundations of traditional consumer banking risk management modules with reputable credit information and big data generated from mobile internet to manage the risk in our daily operation.

Data Collection and Reprocessing

        Sufficient and high-quality data is the foundation for effective risk management. We collect data that is directly provided and authorized for our use by the user and from multiple third-party data providers. Through our cooperation with ZhongAn, we have obtained ZhongAn's insurance decision, which is opinion based on its credit analysis model by leveraging its resources and access to various databases including PBOC CRC. In addition to ZhongAn, we cooperate with third-party credit agencies for credit data of borrowers. Moreover, we accumulate data from social activities, including but not limited to, social circles, website activities, mobile behavior and contact information. All the data collected by our internal team enables us to build up a comprehensive credit database to analyze user data from both traditional consumer finance data and the big data generated from mobile internet relating to users' social behavior and spending pattern that are typically ignored by traditional financial institutions.

        We take advantage of our accumulated massive data and have established a comprehensive profile of each user containing over 2,500 variables covering traditional consumer banking data and the big data generated from mobile internet, providing the solid base for our credit assessment and decision-making and differentiating us from other consumer finance companies who may only have data in certain areas. We utilize various data reprocessing technology such as data smoothing algorithm and social network graphic to ensure the reliability and accuracy of data and perform in-depth data analysis.

Risk Control System and Models

        We have independently developed our proprietary risk control system, WinSAFE, which is our decision center and is able to carry out thousands of testing simultaneously. Based on data collection, processing and analytics, through our WinSAFE system, we continue to fine-tune mobile lending credit policy through numerous tests each month to achieve best risk returns. The two major components of our risk management procedures are risk assessment model optimization and credit policy adjustments.

        The risk assessment model optimization maintains over 100 models primarily including logistics regression and machine learning models that are employed at different stages for different products. Each model performs the function independently but operates in close synchronization with each other, enabling WinSAFE to effectively analyze a borrower's value, payment capability and payment attitude to accurately evaluate the borrower's credit worthiness. Apart from the traditional numerical variables, we also convert unorthodox inputs, such as human behavior, social relationships and mobile activities, into numerical covariates through complex algorithms. The credit policy adjustments is established through lifetime value of the users and rigorous stress tests to achieve a balance between business volume and profitability with an emphasis on business resiliency. We continuously modify and incorporate new information into our credit policy, such as economic environment, user clientele change and new testing results. The models are updated daily or regularly to match the business development through machine learning with traditional modeling, providing an increasingly accurate indicator of default risk with the increasing availability of data.

        Currently, through our continuous optimization, WinSAFE is able to process data through the processes from loan application to approval and is able to make decisions within ten minutes for over half of Xiaoying Card Loan, providing instant feedback that the mobile users are in desire of and strengthening our risk control and fully automatic decision-making capability.

Fraud Detection

        We utilize internal and third-party databases and authentication technologies, including face scanning and OCR verification of identity cards and bank cards, to verify and authenticate the identity of the applicant and the submitted application information. We effectively implement over

300 anti-fraud rules and use our multiple-source database containing various internal and industry blacklists and multiple-dimension tagging system to detect the probability of individual and group fraud.

        Leveraging our in-depth data analysis of the comprehensive data we have collected, we assess the applicant's payment capability and payment attitude. We adopt over 2,500 variables in credit assessment and crosscheck with a blacklist of over 1,000,000 fraud data. Utilizing big data, we apply various analytical processes, such as machine learning, deep learning, graphical analysis, to identify credit risks and potential fraudulent behavior of each applicant and build and optimize our credit assessment model.

        In addition, we have strengthened our credit analytics capabilities through the cooperation with ZhongAn. When our risk control system receives an application, we will send the identity information of the applicant to ZhongAn and will receive the insurance decision opinion from ZhongAn based on its credit analysis. We will, in accordance with our own risk management strategies, embed such assessment results into our risk management models for decisioning.

Credit Scoring and Pricing

        Our advanced credit analytics enable us to identify and reject approximately 80% of the Xiaoying Card Loan applicants due to their credit profile and fraud concerns. For the remaining applicants, we offer differentiated credit pricing and credit limits to those prime borrowers based on individual credit grades. Based on our prediction of the applicant's likelihood of future delinquency and their profile, our risk management system assigns a credit grade to each remaining Xiaoying Card Loan applicant, with risk level A representing the lowest risk, risk level D representing the highest risk. Such credit grade is a comprehensive credit level generally determined based on the grouping of an applicant's basic information, credit history and behavior data, including personal identity information, education background, consumption and social network behavior, credit opinion on insurance from ZhongAn based on its credit analysis by leveraging its resources and access to various databases including PBOC CRC and external credit references. Credit grade is determined at the time of a loan application and will not be adjusted until the borrower applies for another loan, when the repayment history of all the existing loans will be added into the risk model to determine the credit grade for the new loan application. We assign the credit line primarily based on the credit grade of an applicant. For example, for credit card balance transfer product of Xiaoying Card Loan, after the initial screening, we will generally reject applicants within the bottom 10% credit grades, and the average credit line for applicants between bottom 10-20% credit grades, is approximately RMB2,000 and the average credit line for applicants in the top 10% credit grade is approximately RMB23,000.

        The table below sets forth the outstanding loan balance of Xiaoying Card Loan to our borrowers of each credit risk level as of December 31, 2016 and 2017, respectively.

	As of December 31,		As of December 31,
	2016		2017
Credit Risk Level	RMB in million	%	RMB in million	%
A	27	15.1%	1,823	22.5%
B	75	41.9%	4,187	51.7%
C	24	13.6%	977	12.0%
D	52	29.4%	1,115	13.8%
Total	178	100.0%	8,102	100.0%

        Different from our credit grade model for Xiaoying Card Loan, we adopt a rule-based credit assessment and pricing system with manual review for the applicants of our Xiaoying Preferred Loan and Xiaoying Housing Loan. For Xiaoying Preferred Loan, we primarily focus on reviewing the applicants' credit assessment result based on our database and the credit opinion on insurance from

ZhongAn based on its credit analysis model by leveraging its resources and access to various databases including PBOC CRC and their income level evidenced by their housing mortgage payments, insurance policies or provident funds, and for Xiaoying Housing Loan, we primarily focus on assessing the value of the collateral properties provided by the applicants.

        For the information of the historical cumulative 90-day plus past due delinquency rates by vintage for Xiaoying Card Loan and Xiaoying Preferred Loan facilitated through our platform, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Loan Performance—Delinquency Rate by Vintage."

Risk Management Team

        Our risk management committee is the highest decision-making authority in terms of risk management, comprised of our Chief Executive Officer, Mr. Yue (Justin) Tang, our President, Mr. Shaoyong (Simon) Cheng, and our Chief Risk Officer, Mr. Kan (Kent) Li. Our risk management committee is responsible for making decisions on the principles, core terms and model for each project.

        Our strong risk management team is led by our President, Mr. Shaoyong (Simon) Cheng, who has more than 20 years of experience in risk management in the United States and China and previously served at Capital One, HSBC and Bank of Communications, and our Chief Risk Officer, Mr. Kan (Kent) Li, who has extensive work experience in risk management and previously served at Capital One. Our team members have extensive experiences and in-depth insights in risk management from their working experiences with reputed financial institutions such as HSBC, JPMorgan, China Construction Bank, Ping An and Everbright. Leveraging on the most advanced technique and risk control capability, our risk management team has established an effective risk control system applied in the online lending business.

        We have established comprehensive policies and processes to ensure the effectiveness of our risk management in daily operations. Our risk management team engages in various risk management activities, including approving the launch of any new product and screening and selecting our business partners with sound risk management system. All the decisions by our risk management team shall only be made based on rigorous quantitative analysis of real data.

Our Technology and IT Infrastructure

Technology System

        We believe our technology and IT infrastructure are a competitive advantage and an important reason that borrowers and investors utilize our platform. Key features of our technology and IT infrastructure include:

Abundant Mobile Internet Data

        We collected a large amount of borrower's and investor's credit and behavioral data. The substantial volume of data in the system enables us to build a comprehensive credit profile for each borrower and to assess the investor's behavior-based profile for our management and acquisition of investors.

Advanced Computing Technology

        We adopt innovative risk pricing models for the accumulation of credit data for loan facilitation platform. We also combine machine learning and behavior-based assessment of investors to evaluate the investor risk appetite.

User-friendly Mobile Applications

        We have independently developed the mobile application for borrowers of Xiaoying Card Loan and investors of Xiaoying Wealth Management, respectively. The mobile applications enable users to access our platform at any time and at any location to make transactions in a convenient way.

        The mobile application of Xiaoying Card Loan adopts the OCR identity verification technology (ID card, face, bank card) for borrowers to complete the verification. We also incentivize the borrowers to recommend the application to their friends by issuing coupons as discounts to the service fee.

        The major functions displayed on Xiaoying Wealth Management's interface include: (i) wealth management, (ii) personal account, and (iii) settings. In the wealth management column, investors can view all investment products (internet lending, wealth management plan, insurance products, etc.) and learn details of each product, such as interest rates, term, yields and repayment methods. In the personal account column, investors can access links to bank card, recharge, withdraw funds and view their transaction history. In the settings column, investors can set up and change the log-in password and password for transactions. We also provide several value-added services such as investing calendar, employee wealth management program and VIP center. We encourage investors to invite friends by issuing more bonuses for certain products.

Data and Transaction Security and Stability

        We collect and store a large amount of user data, including mobile phone numbers, identification card numbers, bank card numbers and borrowing information in our database. We take the privacy of our users and security of their information seriously, and have implemented a strict internal user data security management policy and to protect our users' confidential information. The policy establishes user's authorization to data usage, data and information classification, approval procedures and access rights for confidential information and data. We require written records of each of our employee's access and retrieval of the data and monitor the process.

        We adopt remote backup technology and have built up a disaster recovery structure of "two locations, three centers." In addition, we back up our core business database daily on dedicated backup servers. We have implemented a data-backup policy to ensure the safety of our data.

Research and Development

        Our technology development personnel have extensive experience with leading internet, online consumer finance and mobile commerce and financial technology companies, and focuses on the following that support our long-term business growth:

  •
  Maintaining and strengthening all of our platform and application system, including but not limited to: main website, mobile applications, back-stage system, proprietary data and credit analysis systems, payment system and big data system;

  •
  Ensuring our technology system is well established, reviewed, tested and continuously strengthened; and

  •
  Organizing and participating in the industry seminars, exploring relevant cutting-edge technologies.

Brand, Sales and Marketing

        Our general marketing efforts are designed to build brand awareness and reputation and to attract and retain borrowers and investors. We believe reputation and word-of-mouth marketing drive continued organic growth in borrower and investor base. As a supplement, we use offline network channel and online marketing initiatives to promote our brand and products. For example, we work with several advertising companies to promote our mobile applications with internet companies through online advertisements. We also cooperate with medias and organize branding events to enhance our brand awareness.

Users Service

        To better serve our users, we have independently developed a comprehensive user service system. We provide user service from 9:00 a.m. to 6:00 p.m. through our user service hotline in the weekdays and also provide online user service from 9:00 a.m. to 10:00 p.m. every day through our website, mobile applications and WeChat public account. Our user service personnel are responsible for answering calls for our user service hotlines, responding to queries in emails, as well as providing online user service support. To monitor the quality of our user services, each inquiry made by our users will be recorded and reviewed on a selective basis.

Intellectual Property

        We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have registered 38 trademarks in the PRC and 21 trademarks under application in the PRC. We are the registered holder of 55 domain names, including www.xiaoyinggroup.com. We also have 11 copyrights for our proprietary techniques in connection with our systems.

Competition

        The consumer finance industry in China is highly competitive and we compete with other sizable consumer lending marketplaces with a focus on prime borrowers and mass affluent investors. We also compete with other financial products and companies that attract borrowers, investors, institutional funding partners or all.

        With respect to borrowers, we compete directly with those marketplaces offering credit card balance transfer loans, including Kakadai, HuanBei, ShengBei and LaKaLa, and those offering high-credit-limit unsecured loans, including Ping An Puhui and Dashu. We also compete with traditional financial institutions, including credit card issuers, consumer finance business units in commercial banks and other consumer finance companies.

        With respect to investors, we primarily compete with other online consumer finance marketplaces offering multiple types of investment products, wealth management centers and traditional banks in China. Our key competitors include Lufax, Tuandai, and Yirendai.

        As evidenced by our market leadership, we believe that we are able to compete effectively for borrowers, investors and institutional funding partners by leveraging our competitive advantages including our strategic positioning to target the prime borrower segment, comprehensive product offerings, superior user experience on our platforms, effectiveness of our risk management, the attractive return and investment confidence offered to investors, our partnership with ZhongAn and institutional funding partners, and the strength and reputation of our brands.

Employees

        As of Decemer 31, 2017, we had a total of 722 employees. The following table sets forth the breakdown of our employees as of December 31, 2017 by function:

	As of December 31, 2017
Functions	Number of Employee	% of Total Employees
Technology Development	338	46.8%
Financial Products	202	28.0%
Risk Management	137	19.0%
General Management	32	4.4%
Marketing	13	1.8%

Total	722	100.0%

        We have entered into individual employment contracts with our employees to cover matters such as salaries, benefits, and grounds for termination. As required by regulations in China, we participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund. We are required under PRC law to contribute to social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

Facilities

        Our corporate headquarters are located in Shenzhen, where we lease an area of approximately 6,300 square meters as of the date of this prospectus. We also lease office space of approximately 1,400 square meters in Beijing and office space of approximately 1,800 square meters in Shanghai. We lease our premises from third parties under operating lease agreements. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Insurance

        We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We also provide additional commercial medical insurance coverage for our key management. We do not maintain business interruption insurance, general third-party liability insurance, product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China and in line with market practice.

Legal Proceedings

        From time to time, we become subject to legal proceedings and claims in the ordinary course of our business. We are currently involved in several lawsuits in PRC courts primarily including lawsuits initiated by us to recover defaulted loan repayment, including our claim against one corporate borrower for the repayment of loan principal, interest, penalty fees and service fees for our services amounting to approximately RMB108.3 million (US$16.6 million), which we have accrued additional RMB73.5 million (US$11.3 million), equal to the full amount of principal and accrued interest of the defaulted loan for the contingent liability in relation to the guarantee service provided to the investors of the loans in 2017.

        Mr. Yue (Justin) Tang, our founder, Chairman of the board and Chief Executive Officer, has been named in a lawsuit filed by ChinaCast Education Corporation in the United States, there is uncertainty as to the outcome of this lawsuit and its impact on us. For further details regarding this lawsuit, see "Risk Factors—Risks Relating to Our Business and Industry—Mr. Yue (Justin) Tang, our founder, Chairman of the board and Chief Executive Officer, named in a lawsuit filed by ChinaCast Education Corporation in the United States; there is uncertainty as to the outcome of this lawsuit and its impact on us."

        While we do not believe that such currently pending proceedings are likely to have a material adverse effect on our business, financial condition, or results of operations, we cannot guarantee that they will be decided or resolved favorably for us, and such pending proceedings or any future legal proceedings or claims, even if not meritorious, could result in our expenditure of significant financial, legal, and management resources.

REGULATION

        This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities in the PRC or our shareholders' rights to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

        Investment activities in the PRC by foreign investors are mainly governed by the Guidance Catalog of Industries for Foreign Investment (2017 revision), or the Catalog, which was promulgated jointly by the Ministry of Commerce of the PRC, or the MOFCOM, and the National Development and Reform Commission or the NDRC, on June 28, 2017 and entered into force on July 28, 2017. The Catalog divides industries into four categories in terms of foreign investment, which are "encouraged," "restricted", and "prohibited", and all industries that are not listed under one of these categories are deemed to be "permitted." According to the Catalog, industries such as Value-added Telecommunications Services (other than online retail and mobile commerce) fall into "restricted" category.

        The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2016 revision), which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, require foreign-invested value-added telecommunications enterprises in China to be established as Sino-foreign equity joint ventures with the foreign investors owning no more than 50% of the equity interests of such enterprise. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprises operating the value-added telecommunications business in China must demonstrate a good track record and sound experience in operating a value-added telecommunications business, provided that qualified foreign investors must obtain prior approvals from the MIIT and the MOFCOM or their authorized local counterparts, for its commencement of value-added telecommunication business in China.

        Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business, or Circular 196, which was promulgated on June 19, 2015, provides that foreign investors are permitted to invest up to 100% of the registered capital in a foreign-invested telecommunication enterprise engaging in the operation of online data processing and transaction processing (E-commerce). However, foreign investors are only permitted to invest up to 50% of the registered capital in a foreign-invested telecommunication enterprise that engages in the operation of Internet information services. While Circular 196 permits foreign ownership, in whole or in part, of online data and deal processing businesses (E-commerce), a sub-set of value-added telecommunications services, it is not clear whether our marketplace lending platform will be deemed as online data and deal processing.

        In July 2006, the MIIT issued the Notice on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Notice, pursuant to which, for foreign investor invest in telecommunications service business in China, a foreign-invested telecommunications enterprise must be established, and such enterprise must hold a telecommunications businesses operation license. Furthermore, under the MIIT Notice, domestic telecommunications enterprises may not rent, transfer or sell a telecommunications business operation license to foreign investors in any form, nor may they provide any resources, premises, facilities or other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China. In addition, under the MIIT Notice, a foreign-invested value-added telecommunication service operator (or its shareholders) shall legally own the Internet domain names and registered trademarks used for its business operation.

        Due to the above restrictions and requirements, we conduct our value-added telecommunications businesses through Shenzhen Yingzhongtong Financial Information Service Co., Ltd., one of the subsidiary of our consolidated VIEs.

Regulations Relating to Value-Added Telecommunication Services

        The Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, provide a regulatory framework for telecommunications services providers in the PRC. The Telecommunications Regulations require telecommunications services providers to obtain an operating license prior to the commencement of their operations. The Telecommunications Regulations distinguish "basic telecommunications services" from "value-added telecommunications services. The basic telecommunications services provider who provides public network infrastructure, public data transmission and basic voice communications services shall obtain a Basic Telecommunications Service Operating License, and the value-added service provider who provides telecommunications and information services provided through the public network infrastructure shall obtain a Value-added Telecommunications Service Operating License, or VATS License. A catalogue was issued as an attachment to the Telecommunications Regulations to categorize telecommunications services as either basic or value-added. The current catalogue, as most recently updated in December 2015, categorizes online information services as value-added telecommunications services.

        On July 3, 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, under which, a commercial operator of value-added telecommunications services must first obtain the VATS License, from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close

        On August 17, 2016, the China Banking Regulatory Commission, or the CBRC, the MIIT, the Ministry of Public Security and the State Internet Information Office jointly issued the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures. Pursuant to the Interim Measures, online lending information service providers shall apply for VATS License in accordance with relevant rules issued by competent telecommunication authority after completing the filing records to local financial regulators. However, the relevant implementation rules regarding such filing is yet to be issued therefore currently we are not able to make the necessary filing and then to apply for the VATS License. See "Risk Factors—We may be required to obtain additional value-added telecommunication business licenses".

Regulations Relating to Online Lending Information Services

        On July 18, 2015, the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines, were jointly promulgated by ten PRC regulatory agencies, including the PBOC, the MIIT and the CBRC. The Guidelines set out definition of online peer-to-peer lending as direct loans between individuals through an online platform, which is under the supervision of the CBRC, and governed by the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People's Court. Pursuant to the Guidelines, an online peer-to-peer lending information services provider shall specify its nature as an information intermediary that provides information services to facilitate the lending between borrowers and lenders, rather than offer credit enhancement services or engage in illegal fund-raising.

        On April 13, 2016, the Notice on the Implementation Plan of the Special Rectification of Peer-to-peer Online Lending Risk, or the Notice, was issued by the China Bank Regulatory Commission, or the

CBRC, which reiterated the requirements set out in the Guideline and further clarified the activities online peer-to-peer lending information service providers are prohibited to engage in.

        The Interim Measures define online peer-to-peer lending as direct loans between peers, including nature persons, legal persons or organizations, through online platforms, which is in line with the definition of "online peer-to-peer lending" in the Guideline. Pursuant to the Interim Measures, companies engaged in the online lending information intermediary business shall only provide financial information services to borrowers and lenders for the purpose of facilitating their direct lending. Online lending information service providers shall complete registration with local financial regulatory authority and obtain appropriate telecommunication business license in accordance with relevant rules issued by competent telecommunication authority. The Interim Measures also require the online lending information service providers to substantially cover "online lending information intermediary" in its business scope filed with the local registration regulatory authority.

        According to the Interim Measures, online lending information providers shall, depending on the risk management capability, set upper limits on the outstanding loan balance of a single borrower borrowed both on one online lending platform and across all online lending platforms. In the case of natural persons, the balance of loan borrowed on one online lending platform shall not exceed RMB200, 000, and the aggregated balance of loan borrowed across all platforms shall not exceed RMB1 million; in the case of legal persons or organizations, the limit for the outstanding loan balance on one platform and across all platforms shall be RMB1 million and RMB5 million respectively.

        The Interim Measures stipulate that online lending information service providers shall not directly or indirectly engage in certain prohibited actions, including but not limited to, (i) self-financing, (ii) accepting or gathering funds of lenders, (iii) providing any guarantee to lenders directly or in a disguised form, (iv) issuing financial products to raise fund or acting as an agent to sell financial products, (v) splitting or fractionalizing the term of any financing project, (vi) asset securitization, (vii) falsifying or exaggerating the truthfulness and earnings of financing projects or concealing the defects and risks of financing projects, (viii) extending loans.

        With respect to the online lending information service providers established prior to the implementation of the Interim Measures, which have not been in full compliance with the applicable requirements of the Interim Measures, the competent local financial regulatory department provide a grace period of 12 months, within which such platforms shall rectify any violation against the Interim Measures and comply with all applicable requirements in the Interim Measures.

        According to the Interim Measures, online lending information providers are subject to sanctions or penalties by local financial regulatory authorities or other competent authorities if found to be in violation of any applicable laws and regulations or relevant regulatory provisions relating to online lending information services. The sanctions and penalties include supervisory inquiry, regulatory warning, correction order, condemnation, credit record modification, fine up to RMB30,000, and criminal liabilities where applicable.

        On November 30, 2016, the CBRC, the MIIT and State Administration for Industry and Commerce, or the SAIC, jointly issued the Guidance on the Administration of Registration of Online Lending Information Intermediaries, or the Registration Guidelines, which provides the general filing rules for online lending intermediaries, and delegates the filing authority to local financial authorities. The Registration Guidelines, sets forth that online lending intermediaries are approved locally. Under the general filing procedures for online lending intermediaries, before an filing application is submitted to local financial regulators, the online lending intermediaries may be required to: (i) rectify any breach of applicable regulations as required by local financial regulators; and (ii) apply to the Industry and Commerce Administration Department to amend or register such entity's the business scope.

        The CBRC also authorizes local financial regulators to make detailed implementation rules regarding filing procedures. However, relevant local financial regulators are also in the process of making such implementation rules, which may require us to complete filing records under such future requirements within a grace period.

        On February 22, 2017, the CBRC released the Guidelines on Online Lending Funds Custodian Business, or the Custodian Guidelines, which set out requirements on the fund custodian services for online lending information intermediaries. The Custodian Guidelines define custodian as commercial banks qualified for providing depositary services for online lending information providers and specify the criteria for qualification. Pursuant to the Custodian Guideline, an online lending information service provider may only enter into fund depositary agreement with one custodian for the funds of lenders and borrowers held by it, and shall segregate the funds of lenders, borrowers and the proprietary funds of online lending information service providers in separate accounts. For any online lending information service providers and custodian operating prior to the implementation of the Custodian Guideline, which are not in full compliance with the Custodian Guidelines, they are required to rectify any violation of the Custodian Guideline within a six-month grace period starting from the issuance of the Custodian Guideline.

        On August 23, 2017, the CBRC further issued the Guidelines on Information Disclosure of the Business Activities of Online Lending Information Intermediaries, or the Disclosure Guidelines, which clarified the disclosure obligation of online lending information service providers. Pursuant to the Disclosure Guidelines, online lending information service providers shall set a special column of information disclosure on the eye-catching locations of its official website and all other available internet channels, such as mobile applications and WeChat official accounts to disclose certain information, including, among other things (i) basic information of the online lending information service provider, such as its registration information, organization information, and financial data; (ii) transaction related information, such as the total notional and number of transactions matched through the online lending information platform; and (iii) any event that could result in a material adverse effect on the operations of online lending information providers. The Disclosure Guidelines also require online lending information service providers to record all the disclosed information and retain such information for no less than five years from the date of the disclosure. For any online lending information service providers are not in full compliance with the Disclosure Guidelines, they are required to rectify any violation of the Custodian Guideline within a six-month grace period upon issuance of the Disclosure Guideline.

        On July 3, 2017, Financial Development and Service Office of the People's Government of Shenzhen published a discussion draft on the proposed Administrative Measures on the Registration of Shenzhen based Online Lending Information Intermediary, or the Proposed Administrative Measures, for public review and comments. The Proposed Administrative Measures set out detailed requirements and procedures for the registration of online lending information service providers, which, including, among others, to require the online lending information providers to implement robust network security protection system, select a qualified commercial bank that has a branch in Shenzhen as its fund custodian institution and opened the custodian accounts for online lending in its Shenzhen branch, and employ at least three senior executives with more than five years' experience in the financial industry holding bachelor degrees or above. The public review and comments for the Proposed Administrative Measures has now concluded, but it is still uncertain when the draft will become effective and whether the definitive version would have substantial changes from the draft.

        On December 1, 2017, the Notice on Rectification of Cash Loan Business, or Circular 141, was promulgated by the Head Office for Special Rectification of Online Finance Risk and the Head Office for Special Rectification of Peer-to-Peer Online Lending. In accordance with Circular 141, cash loan, which is characterized by the lack of specific scenes, designated purposes, targeted users and mortgage may be inspected and rectified. Circular 141 further specifies that the overall cost of loan, including among others, the loan interest and other forms of fees, charged by the institutions shall be subject to the restrictions on interest rates as specified in applicable rules on private lending. In addition, Circular 141 provides that banking financial institutions shall not receive credit enhancement services offered by any third party that lacks qualifications to provide guarantee, and shall ensure such third party not to charge fees from borrowers.

        Moreover, pursuant to Circular 141, an online lending information provider shall not (i) provide online lending intermediary services for the lending whose interest rate violates the regulatory requirement, (ii) deduct the interest, service fee, administrative fee and deposit from a loan principal in advance, or set high overdue interest, overdue fine payment or default interest; (iii) outsource core business such as user information collection, information screening, credit assessment, and account opening to any third party; (iv) assist the banking financial institutions to participate in peer-to-peer online lending; (v) assist to match the loans for students or any borrower unable to repay; (vi) provide online lending intermediary services for loans used for purchasing real property, or any loan without specific usage of funds.

        On December 8, 2017, the Head Office for Special Rectification of Peer-to-Peer Online Lending issued the Notice on the Special Rectification and Inspection of Risk of Online Lending Intermediaries, or Circular 57, providing further clarification on several matters in connection with the rectification and registration of online lending information intermediaries, including, among other things:

        Requirements to qualify for registration. Circular 57 sets forth certain requirements for online lending intermediary to qualify for the registration, including, among others, an online lending intermediary (i) shall cease conducting any thirteen prohibited actions regulated in the Interim Measures or exceeding the individual lending amount upper limit as stipulated in the Interim Measures after August 24, 2016, and shall fully eliminate the outstanding balance of such non-compliance products offered before August 24, 2016; (ii) shall cease offering the down payment loan for purchasing real property, campus loan or cash loan, and gradually reduce the outstanding balance of the abovementioned loan within certain timetable; and (iii) set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the Head Office for Special Rectification of Peer-to-Peer Online Lending to hold user funds. For the online lending intermediaries that are unable to accomplish the rectification and registration but are continuing to participate in the online lending business, the relevant authorities shall subject such online lending intermediaries to administrative sanctions, including but not limited to revoking the operation license for telecommunication service, shutting down the websites, ceasing the entire business and forbidding the financial institutions to provide any financial service to such online lending intermediaries.

        Requirements relating to the timing of the registration. The local governmental authorities shall complete inspection and registration with the following timetable: (i) completion of registration for major online lending information intermediaries by the end of April 2018; (ii) with respect to online lending information intermediaries with substantial outstanding balance of those loans prohibited under the relevant laws and regulations and difficulties to timely eliminate all those balance, the full elimination of such balance and registration shall be completed by the end of May 2018; (iii) with respect to those online lending information intermediaries with complex and extraordinary circumstances and substantial difficulties to complete rectification, the 'relevant work' shall be completed by the end of June 2018.

        Requirements relating to the transfer of creditor's rights. The low-frequency transfer of creditor's rights among lenders shall be regarded as legitimate, while transfer of creditor's rights by means of, (i) quasi-asset securitization services or in form of packaged assets, securitized assets, trust assets or fund shares, (ii) "super-lender" mode where the executives or related parties of the online lending intermediary enter into a loan agreement with a borrower, and then transfer the creditor's rights of such loan to the actual lender through online lending platform; (iii) connecting with the current and regular financial products, shall be deemed as illegal.

        Requirements relating to risk reserve funds. The online lending information intermediaries shall cease setting aside additional fund as risk reserve funds, and shall gradually reduce the existing scale of risk reserve funds. In addition, the online lending information intermediaries are encouraged to seek third parties to provide guarantee to lenders.

        We have taken considerable measures to comply with the Interim Measures, the Custodian Guidelines, Circular 141, Circular 57, and other laws and regulations applicable to our business operations. For example, we have selected qualified banks to deposit the funds of lenders and borrowers and manage our own funds separately from the funds of lenders and borrowers, enhanced the risk disclosures of online lending on our platform, and set up systematic rules on cooperating with business partners to realize the isolation of risks. However, given that detailed regulations and guidance in the area of online lending information services are yet to be promulgated, we cannot be certain that our existing practices would not be deemed to violate any existing or future rules, laws and regulations. See "Risk Factors—The regulatory regime governing the online consumer finance industry in China is developing and subject to changes in applicable laws and regulations. If we fail to comply with existing and future applicable laws or regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected."

Regulation Relating to Money Market Funds

        According to the Administrative Measures on Supervision of Money Market Funds issued by the CSRC and the PBOC on December 17, 2015 and became effective on February 1, 2016, a fund manager or fund sales institution shall not carry out the sales of money market funds in cooperation with any internet institution or other institution engaged in the promotion or the sale, subscription or redemption of units of funds or other relevant business without adequate qualification for fund sales business registered with the CSRC.

        The money market products we facilitated on Xiaoying Wealth Management platform are provided by certain qualified business partners of us pursuant to the Administrative Measures on Supervision of Money Market Funds, and we do not carry out any of the sale, subscription or redemption of any money market products on our Xiaoying Wealth Management platform by ourselves. Thus, we believe we are not subject to the above mentioned regulations in China.

Regulations Relating to Loans between Individuals

        The PRC Contract Law confirms the validity of loan agreement between individuals and provides that a loan agreement becomes effective when an individual lender provides loan to an individual borrower provided that the interest rates charged under the loan agreement do not violate the applicable provisions of the PRC laws and regulations.

        Pursuant to the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People's Court on August 6, 2015, or the Private Lending Judicial Interpretations, which came into force on September 1, 2015, in the event that loans are made through an online lending information intermediary platform and the platform only provides intermediary services, courts shall dismiss any claim concerned against the platform demanding the repayment of loans by the platform as a guarantor.

        Pursuant further to the PRC Private Lending Judicial Interpretations, PRC courts shall uphold any interest rate below 24% as agreed between borrowers and lenders; as to the loans with annual interest rate between 24% and 36%, if the interest rate has been paid to the lender, so long as the interest payment does not damage or pose any threat to the state, the community or any third party, PRC courts will not support borrower's request for the return of the excess interest payment; if the annual interest rate agreed exceeds 36%, the agreement on the excess part of the interest shall be invalid, and PRC courts shall support any claim against the return of the excess part of the interest payment.

        On August 4, 2017, the Supreme People's Court issued the Several Opinions on Further Strengthening the Judicial Work in the Finance Sector, according to which if an online lending information intermediary and a lender attempt to evade the upper limit to the legally protected interest by charging part of interest rate as intermediary fees or other service fees, such arrangements shall be deemed as invalid. In addition, PRC courts shall support the borrower's claim to reduce the overall annual interest rate to 24%, on the basis that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees claimed by the lender is overly high.

        Apart from the above, pursuant to the PRC Contract Law, a creditor's rights under a loan agreement is assignable to a third party, provided that the debtor is notified before such assignment takes effect for the debtor. Upon due assignment of the creditor's rights, the assignee is entitled to the creditor's rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee.

Regulations Relating to Guarantee

        On March 8, 2010, CBRC, NDRC, MIIT, MOFCOM, PBOC, SAIC and Ministry of Finance of PRC promulgated the Tentative Administrative Measures for Financing Guarantee Companies, or the Tentative Administrative Measure. The Tentative Administrative Measures require an entity or individual to obtain a prior approval from the relevant regulatory body to engage in the financing guarantee business, and defines "financing guarantee" as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the secured party fails to perform its financing debt owed to the creditor.

        On August 2, 2017, the State Council issued Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules. The Financing Guarantee Rules defines financing guarantee as activities whereby guarantors provide guarantee for the borrowing of funds, issuance of bonds and other debt financing activities of the guaranteed parties, and financing guarantee companies refer to limited liability companies or companies limited by shares that are duly established and engage in financing guarantee business. Pursuant to the Financing Guarantee Rules, the establishment of a financing guarantee company shall be subject to the approval of the relevant regulatory authority. In the event that a company commences financing guarantee business without first obtaining relevant approval, the company will be ordered by the regulatory authority to cease financing guarantee business, be imposed a fine from RMB 500,000 up to RMB 1,000,000, have its illegal gains confiscated, and be investigated for criminal liabilities.

        We might be deemed as providing guarantee on some of the loans formed offline between institutional funding partners and the borrowers. However, given the lack of further interpretations, the exact definition and scope of "operating financing guarantee business" under the Financing Guarantee Rules is unclear, we cannot be certain that our existing practices will not be determined to violate any existing or future rules, laws and regulations. See "Risk Factors—We may be deemed to operate financing guarantee business by the PRC regulatory authorities."

Regulations Relating to Anti-Money Laundering

        The PRC Anti-Money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients'

identification information, and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-Money Laundering Law, financial institutions subject to the PRC Anti-Money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

        The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require Internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a user identification program, the monitoring and reporting of suspicious transactions, the preservation of user information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of Internet finance service providers.

        Pursuant to the Interim Measures, an online lending intermediary shall perform the anti-money laundering obligations by verifying client identity, reporting suspicious transactions, keeping identity data and transaction records, etc. In addition, the Custodian Guidelines requires that the anti-money laundering obligation be included in the fund custodian agreements between an online lending intermediary and the commercial bank acting as the depositary, and the online lending intermediary shall fulfill and cooperate with depositary to fulfill anti-money laundering obligations.

        We have implemented various policies and procedures, such as internal controls and "know-your-customer" procedures, for anti-money laundering purposes. However, our policies and procedures may not be completely effective in preventing other parties from using us for money laundering without our knowledge. See "Risks—Any failure by us, institutional funding partners or payment service providers to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations could damage our reputation, expose us to significant penalties, and decrease our revenues and profitability."

Regulations Relating to Illegal Fund-Raising

        Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998 amended in January 2011, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007 explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities, (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time, and (iii) using a legitimate form to disguise the unlawful purpose.

        To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People's Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to "illegally soliciting deposits from the public" under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fundraising employs general solicitation or advertising such as social media, promotion meetings, leafleting and short message service, or SMS, advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, property in kind and other forms; and (iv) the fund-raising targets the general public as opposed to specific individuals. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000, (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000, or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds.

        In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees, including but not limited to agent fees, rewards, rebates and commission, would constitute an accomplice of the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People's Court, the Supreme People's Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases, administrative proceedings for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments' failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

        We have taken measures to avoid conducting any activities that are prohibited under the illegal-funding related laws and regulations. For example, we managed the funds of lenders, borrowers and the proprietary funds of us in separate accounts by entering into fund depositary agreement with a qualified bank.

Regulations on Mobile Internet Applications Information Services

        Mobile Internet applications and the Internet application store are especially regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which was promulgated by the Cyberspace Administration of China or the CAC on June 28, 2016 and entered into force on August 1, 2016. The APP Provisions regulate the APP information and the APP store service providers, and the CAC and local offices of cyberspace administration are responsible for the supervision and administration of nationwide or local APP information respectively.

        The APP information service providers shall acquire relevant qualifications in accordance with laws and regulations and fulfil the information security management obligations as follows: (1) shall authenticate the identity information of the registered users including their mobile telephone number and other identity information under the principle that mandatory real name registration at the back-office end, and voluntary real name display at the front-office end; (2) shall establish and perfect the mechanism for the protection of users' information, and follow the principle of legality, rightfulness and necessity, indicate expressly the purpose, method and scope of collection and use and obtain the consent of users while collecting and using users' personal information; (3) shall establish and perfect the mechanism for the examination and management of information content, and in terms of any information content released that violates laws or regulations, take such measures as warning, restricting the functions, suspending the update and closing the accounts as the case may be, keep relevant records and report the same to relevant competent authorities; (4) shall safeguard users' right to know and to make choices when users are installing or using such applications, and shall neither start such functions as collecting the information of users' positions, accessing users' contacts, turning on the camera and recording the sound, or any other function irrelevant to the services, nor forcefully install any other irrelevant applications without prior consent of users when noticed expressly; (5) shall respect and protect the intellectual properties and shall neither produce nor release any application that infringes others' intellectual properties; and (6) shall record the users' log information and keep the same for 60 days.

        We have established necessary mechanisms and adopted data encryption and protection technology in our mobile application to ensure the collection, protection and storage of user information are in compliance with the requirements of the APP Provisions in all material aspects.

Regulations on Internet Information Security

        In 1997, the Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

        Internet information in China is regulated and restricted from a national security standpoint. The Standing Committee of the National People's Congress, or the SCNPC, has enacted the Decisions on Maintaining Internet Security on December 28, 2000 and further amended on August 27, 2009, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

        The PRC Cybersecurity Law was promulgated by the SCNPC on November 7, 2016 and became effective on June 1, 2017. Under this regulation, network operators, including online lending information service providers, shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services, and take all necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

        We have, in accordance with relevant provisions on network security of the PRC, established necessary mechanisms to protect information security, including, among others, adopting necessary network security protection technologies such as anti-virus firewalls, intrusion detection and data encryption, keeping record of network logs, and implementing information classification framework.

Regulations on Privacy Protection

        The Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, provide that, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, online lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

        In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.

        The Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require Internet finance service providers to improve technology security standards, and safeguard user and transaction information. The Guidelines also prohibit Internet finance service providers from illegally selling or disclosing users' personal information. Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015, which became effective in November 2015, any Internet service provider that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client's information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

        Furthermore, the Interim Measures require online lending information service providers to reinforce the management of lenders' and borrowers' information, so as to ensure the legitimacy and security regarding the collection, processing and use of lenders' and borrowers' information. Also, online lending information service providers should keep confidential the lenders' and borrowers' information collected in the course of their business, and should not use such information for any other purpose except for services they provide without approval of lenders or borrowers.

        We have obtained consent from users to collect and use their personal information in providing consumer finance service. While we have taken measures to protect the personal information that we have access to, our security measures could be breached resulting in the leak of such confidential personal information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. See "Risk Factors—If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework regarding protection of such information, our business and operations may be adversely affected."

Regulations Related to Intellectual Property

        The SCNPC and the State Council have promulgated comprehensive laws and regulations to protect trademarks. The Trademark Law of the PRC (2013 revision), or the PRC Trademark Law, promulgated on August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001 and August 30, 2013 respectively and the Implementation Regulation of the PRC Trademark Law (2014 revision) issued by the State Council on August 3, 2002 and amended on April 29, 2014 are the main regulations protecting registered trademarks. The Trademark Office under the State Administration of Industry and Commerce administrates the registration of trademarks on a "first-to-file" basis, and grants a term of ten years to registered trademarks.

        The PRC Copyright Law, adopted in 1990 and revised in 2001, 2010 respectively, with its implementation rules adopted on August 8, 2002 and revised in 2011 and 2013 respectively, and the Regulations for the Protection of Computer Software as promulgated on December 20, 2001 and amended in 2011 and 2013 provide protection for copyright of computer software in the PRC. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration Center or its local branches to obtain software copyright registration certificates.

        The MIIT, promulgated the Administrative Measures on Internet Domain Name, or the Domain Name Measure on August 24, 2017 to protect domain names. According to the Domain Name Measures, domain name applicants are required to duly register their domain names with domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

        We have adopted necessary mechanisms to register, maintain and enforce intellectual property rights in China. However, we cannot assure you that we can prevent our intellectual property from all the unauthorized use by any third party, neither can we promise that none of our intellectual property rights would be challenged any third party. See "Risk Factors—We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position."

Regulations Related to Employment

        The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may constitute criminal offences.

        On December 28, 2012, the PRC Labor Contract Law was amended with effect on July 1, 2013 to impose more stringent requirements on labor dispatch. Under such law, dispatched workers are entitled to pay equal to that of full-time employees for equal work, but the number of dispatched workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the Ministry of Human Resources and Social Security. Additionally, dispatched workers are only permitted to engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched workers). The Interim Provisions on Labor Dispatch require employers not in compliance with the PRC Labor Contract Law in this regard to reduce the number of its dispatched workers to below 10% of the total number of its employees prior to March 1, 2016.

        Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. The enterprise may be ordered to pay the full amount within a deadline if it fails to make adequate contributions to various employee benefit plans and may be subject to fines and other administrative sanctions.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

        Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and last amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange, or the SAFE, and other relevant PRC government authorities, payment of current account items in foreign currencies, such as trade and service payments, payment of interest and dividends can be made without prior approval from SAFE by following the appropriate procedural requirements. By contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local office.

        On February 13, 2015, SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular No. 13, effective from June 1, 2015, which cancels the requirement for obtaining approvals of foreign exchange registration of foreign direct investment and overseas direct investment from SAFE. The application for the registration of foreign exchange for the purpose of foreign direct investment and overseas direct investment may be filed with qualified banks, which, under the supervision of SAFE, may review the application and process the registration.

        The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular No. 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to the SAFE Circular No. 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, the SAFE Circular No. 16 was promulgated and became effective on June 9, 2016. According to the SAFE Circular No. 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular No. 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the PRC. The SAFE Circular No. 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal within the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise.

        On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular No. 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years' losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

        SAFE issued the Circular on Relevant Issues Relating to Domestic Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37, which became effective in July 2014, to replace the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Roundtrip Investments by Domestic Residents through Offshore Special Purpose Vehicles, or the SAFE Circular 75 to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. SAFE Circular 37 defines a SPV as an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while "round trip investment" is defined as direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 stipulates that, prior to making contributions into an SPV, PRC residents or entities be required to complete foreign exchange registration with SAFE or its local branch. In addition, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which amended SAFE Circular 37 and became effective on June 1, 2015, requiring PRC residents or entities to register with qualified banks rather than SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

        PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See "Risk Factors—PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary or limit our PRC subsidiary's ability to increase their registered capital or distribute profits."

Regulations on Stock Incentive Plans

        SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Stock Incentive Plan Notice, in February 2012, replacing the previous rules issued by SAFE in March 2007. Pursuant to the Stock Incentive Plan Notice and other relevant rules and regulations, PRC residents participating in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and follow certain other procedures. Participants of a stock incentive plan who are PRC residents must conduct the SAFE registration and other procedures with respect to the stock incentive plan through a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution appointed by the PRC subsidiary. In addition, the PRC agent is required to update the relevant SAFE registration should there be any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents' exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents prior to distribution to such PRC residents.

        We have adopted a share incentive plan, under which we have the discretion to award incentives and rewards to eligible participants. See "Management—Share Incentive Plan." After this offering, we plan to advise the recipients of awards under our 2015 Global Share Option Plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See "Risk Factors—Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions."

Regulations on Dividend Distribution

        Distribution of dividends of foreign investment enterprises are mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016 respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may distribute dividends only out of their accumulative profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the PRC are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from previous fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Xiaoying (Beijing) Information Technology Co., Ltd., which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. Limitation on the ability of our consolidated VIEs to make remittance to the wholly-foreign owned enterprise and on the ability of our wholly-foreign owned enterprise to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See "Risk Factors—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements."

Regulations on Overseas Listings

        On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration of Industry and Commerce, the CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control a SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM's approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas. See "Risk Factors—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions."

Regulations Related to Taxation

Dividend Withholding Tax

        In March 2007, the National People's Congress enacted the Enterprise Income Tax Law which became effective on January 1, 2008 and amended on February 24, 2017. According to Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applicable to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately prior to the distribution of the dividends. Furthermore, pursuant to the Announcement on Issues concerning "Beneficial Owners" in Tax Treaties issued on February 3, 2018 by the SAT, when determining the status of "beneficial owners", a comprehensive analysis may be conducted through materials such as articles of association, financial statements, records of capital flows, minutes of board of directors, resolutions of board of directors, allocation of manpower and material resources, the relevant expenses, functions and risk assumption, loan contracts, royalty contracts or transfer contracts, patent registration certificates and copyright certificates .etc. However, even if an applicant has the status as a "beneficiary owner", if the competent tax authority finds necessity to apply the principal purpose test clause in the tax treaties or the general anti-tax avoidance rules stipulated in domestic tax laws, the general anti-tax avoidance provisions shall apply.

Enterprise Income Tax

        In December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008. The Enterprise Income Tax Law and its relevant Implementing Rules (i) impose a uniform 25% enterprise income tax rate, which is applicable to both foreign invested enterprises and domestic enterprises (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

        The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules further define the term "de facto management body" as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares.

        On October 17, 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or the Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009, and partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or the Bulletin 7, issued by the State Administration of Taxation, on February 3, 2015. Under Bulletin 7, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. See "Risk Factors—We and our existing shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies."

Value-Added Tax

        In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the Pilot Plan. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax. Pursuant to the Pilot Plan and the relevant notice, VAT at a rate of 6% is generally imposed, on a nationwide basis, on the revenue generated from the provision of service in lieu of business tax in the modern service industries. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this prospectus.

Name	Age	Position/Title
Yue (Justin) Tang	47	Chief Executive Officer, Chairman
Shaoyong (Simon) Cheng	48	President, Director
Ding (Gardon) Gao	31	Chief Technology Officer, Director
Jie (Kevin) Zhang	40	Chief Financial Officer
Kan (Kent) Li	45	Chief Risk Officer
Shengwen Rong	49	Independent Director
Zheng Xue	47	Independent Director
Longgen Zhang	53	Independent Director

        Mr. Yue (Justin) Tang is our founder, Chief Executive Officer and Chairman of our board of directors. Mr. Tang is responsible for our overall business strategies and operation. Before starting our company, Mr. Tang co-founded eLong.com, an online travel service company in China in 1999. From 2006 to 2014, Mr. Tang was the founder and managing partner of Blue Ridge China, an investment and consulting company. Mr. Tang is also currently a director of Jidiao Network (Stock Code: 832015), a company listed on China's National Equities Exchange and Quotations. Mr. Tang received a bachelor's degree in business administration from Concordia College.

        Mr. Shaoyong (Simon) Cheng has served as our President since October 2017 and our Director since December 2017. Mr. Cheng joined us in 2015. Prior to serving as our President, Mr. Cheng served as our Chief Risk Officer from 2015 to 2017. Prior to that, Mr. Cheng served as head of CEO office and head of business banking at Hang Seng Bank China Limited from 2013 to 2015, deputy General Manager in charge of retail lending management at Bank of Communications from 2006 to 2013, senior credit risk manager at HSBC North America and HSBC Asia Pacific from 2002 to 2006, and manager at Capital One from 1997 to 2002. Mr. Cheng received a bachelor's degree and a master's degree in engineering and a bachelor's degree in economics from Tsinghua University, a master's degree in industrial engineering and an MBA degree from University of Southern California.

        Mr. Ding (Gardon) Gao has served as our Chief Technology Officer since April 2014 and our Director since December 2017. Mr. Gao joined us in 2014. Prior to that, Mr. Gao served as software architect from 2010 to 2014 at Tencent Holdings Limited. Mr. Gao received a bachelor's degree in management of information system from Dalian Maritime University.

        Mr. Jie (Kevin) Zhang has served as our Chief Financial Officer since November 2016. Mr. Zhang joined us in 2016. Prior to that, Mr. Zhang served as chief financial officer at Neo Financial Information Service Co., Ltd from 2014 to 2016, finance controller at Suzhou JinCheng Media Group Co., Ltd from 2013 to 2014. Mr. Zhang worked in auditing and transaction service in Deloitte and Ernst & Young from 2000 to 2012. Mr. Zhang received a bachelor's degree in business management from Fudan University.

        Mr. Kan (Kent) Li has served as our Chief Risk Officer from November 2017. Mr. Li joined us in 2015. Prior to serving as our Chief Risk Officer, Mr. Li served as a division director in charge of unsecured loan risk from 2015 to 2017. Prior to that, he served as a manager at Capital One from January 2015 to November 2015. Mr. Li received his bachelor's degree and master's degree in economics from Southwestern University of Economics and Finance.

        Shengwen Rong will serve as our independent director upon the effectiveness of the registration statement. Since February 2017, Mr. Rong has served as the Chief Financial Officer at Yixia Technology Co., Ltd. Prior to that, Mr. Rong served as the Chief Financial Officer at Quixey, Inc. from 2015 to 2016, the Chief Financial Officer at UCWeb from 2012 to 2014, and the Chief Financial Officer at Country Style Cooking Restaurant Chain Co., Ltd from 2010 to 2012. Mr. Rong received a bachelor's degree in international finance from Renmin University, a master's degree in accounting from West Virginia University and an MBA degree from University of Chicago

        Zheng Xue will serve as our independent director upon the effectiveness of the registration statement. Since August 2011, Mr. Xue has served as an independent director at Yingli Solor (YGE). Mr. Xue served as the Chief Financial Officer at China Music Corporation from 2015 to 2017, the Chief Financial Officer at Lightinthebox Inc. from 2011 to 2014, partner at Softbank China & India Fund from 2008 to 2010, the Chief Financial Officer at Target Media from 2005 to 2007, and the Chief Financial Officer at eLong Inc. from 2003 to 2005. Mr. Xue received a bachelor's degree in physics from University of Illinois and an MBA degree from University of Chicago.

        Longgen Zhang will serve as our independent director upon the effectiveness of the registration statement. Since January 2018, Mr. Zhang has served as the Chief Executive Officer at DAQO New Energy Corp. and an independent director at ZZ Capital International Limited. Prior to that, Mr. Zhang served as the Chief Financial Officer at Jinko Solar Energy Co., Ltd. from 2008 to 2014, and the Chief Financial Officer at Xinyuan Real Estate Co., Ltd. from 2006 to 2008. Mr. Zhang received a master's degree in professional accounting from New Texas A&M University and a master's degree in business administration from New Texas A&M University.

Board of Directors

        Our board of directors will consist of                directors, including                independent directors, namely                , upon the SEC's declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the NYSE generally require that a majority of an issuer's board of directors must consist of independent directors. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow "home country practice" in certain corporate governance matters. We rely on this "home country practice" exception and do not have a majority of independent directors serving on our board of directors.

        Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third-party.

        Our directors are required to identify and disclose before each board meeting any conflict of interests they might have with us with respect to the subjects to be discussed, and to excuse themselves from the relevant discussions and resolutions. A director may not vote in respect of any contract or arrangement that he is interested in.

Board Committees

        Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee's members and functions are described below.

  Audit Committee

        Our audit committee will consist of three directors, namely Shengwen Rong, Longgen Zhang and Zheng Xue, and is chaired by Shengwen Rong.Our board of directors has determined that each of the three directors satisfy the "independence" requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things: selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

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  setting clear hiring policies for employees or former employees of the independent auditors;

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  reviewing with the independent auditors any audit problems or difficulties and management's response;

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  reviewing and approving all related-party transactions;

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  discussing the annual audited financial statements with management and the independent auditors;

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  discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

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  reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

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  reviewing with management and the independent auditors related-party transactions and off-balance sheet transactions and structures;

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  reviewing with management and the independent auditors the effect of regulatory and accounting initiatives;

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  reviewing policies with respect to risk assessment and risk management;

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  reviewing our disclosure controls and procedures and internal control over financial reporting;

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  reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company;

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  establishing procedures for the receipt, retention and treatment of complaints we received regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

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  periodically reviewing and reassessing the adequacy of our audit committee charter;

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  such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

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  meeting separately, periodically, with management, the internal auditors and the independent auditors.

  Compensation Committee

        Our compensation committee will consist of three directors, namely Longgen Zhang, Shengwen Rong and Zheng Xue, and is chaired by Longgen Zhang. Our board of Directors has determined that each of the three directors satisfy the "independence" requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the

NYSE. Our compensation committee assists the board in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to our executive officers. The compensation committee is responsible for, among other things:

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  reviewing and approving the compensation for our senior executives;

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  reviewing and evaluating our executive compensation and benefits policies generally;

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  reporting to our board of directors periodically;

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  evaluating its own performance and reporting to our board of directors on such evaluation;

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  periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors; and

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  such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee will consist of three directors, namely Zheng Xue, Shengwen Rong and Longgen Zhang, and is chaired by Zheng Xue. Our board of Directors has determined that each of the three directors satisfy the "independence" requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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  identifying and recommending to the board of directors qualified individuals for membership on the board of directors and its committees;

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  evaluating, at least annually, its own performance and reporting to the board of directors on such evaluation;

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  overseeing compliance with the corporate governance guidelines and code of business conduct and ethics and reporting on such compliance to the board of directors; and

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  reviewing and assessing periodically the adequacy of its charter and recommending any proposed changes to the board of directors for approval.

Duties of Directors

        Under Cayman Islands law, our directors have a fiduciary duty to our company to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our post-offering amended and restated memorandum and articles of association, as amended and re-stated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to "Description of Share Capital—Differences in Corporate Law" for additional information on our standard of corporate governance under Cayman Islands law.

        A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

        The functions and powers of our board of directors include, among others:

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  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

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  declaring dividends and distributions;

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  appointing officers and determining the term of office of officers;

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  exercising the borrowing powers of our company and mortgaging the property of our company; and

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  approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

        Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other thing, the director (i) dies; (ii) becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) is found to be or becomes of unsound mind; or (iv) resigns his office by notice in writing to our company.

Employment Agreements and Indemnification Agreements

        We expect to enter into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive's position, willful, disobedience of a lawful and reasonable order, misconducts being inconsistent with the due and faithful discharge of the executive officer's material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with not less than one-month prior written notice.

        Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. Each executive officer has also agreed to assign to our company all his or her inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works, concepts and trade secrets which the executive officer may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of the executive officer's employment with us that are either related to the scope of the employment or make use of the resources of the company. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Specifically, each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our user, client, representative or agent, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officer, manager, consultant or employee.

        In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, users or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer's termination, or in the year preceding such termination, without our express consent.

        We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Compensation of Directors and Officers

        For the fiscal year ended December 31, 2016 and 2017, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately RMB2.7 million and RMB4.6 million. No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

        For information regarding share awards granted to our directors and executive officers, see "—Share Incentive Plan."

Share Incentive Plan

        Our then sole director adopted the 2015 Global Share Option Plan in January 2015. The purpose of the 2015 Global Share Option Plan is to enhance our ability to attract and retain the best available personnel for positions of substantial responsibility and to promote the value of our Company, by providing such persons an opportunity to acquire or increase a direct interest in our operations and future success. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2015 Global Share Option Plan is 55,849,500 ordinary shares. The shares subject to the 2015 Global Share Option Plan may be authorized but unissued or reacquired ordinary shares.

        The following paragraph summarize the terms of the 2015 Global Share Option Plan.

        Share reserve.    The maximum aggregate number of ordinary shares that will be subject to award and sold under the 2015 Global Share Option Plan is 55,849,500 shares. During the term of this 2015

Global Share Option Plan, we will at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the 2015 Global Share Option Plan.

        Administration.    The 2015 Global Share Option Plan will be administered by (A) the board of director; or (B) where a committee has been established in the Company, or the Committee. These administrative powers include, but are not limited to, approving forms of option agreements, determining the terms and conditions of any award granted, instituting and determining the terms and conditions of an exchange program, prescribing, amending and rescinding rules and regulations relating to the 2015 Global Share Option Plan and modifying and amending each award.

        Type of Awards.    The 2015 Global Share Option Plan permits the grants of options to an American tax resident that by their terms qualify and are otherwise intended to qualify as incentive stock options within the meaning of Section 422 of Internal Revenue Code of 1986 (as amended) and the regulations promulgated thereunder, which we refer to as incentive stock options in this prospectus, and options that by their terms do not qualify or are not intended to qualify as incentive stock options, which we refer to as non-statutory stock options in this prospectus. The administrator may, according to any laws or regulations of the place of residence of any non-American-tax-resident applicable to options, grant any award under the plan to such non-American-tax-resident.

        Option Agreements.    Each award under the 2015 Global Share Option Plan will be evidenced by an option agreement that will specify the exercise price, the term of the option, the number of shares subject to the option, the exercise restrictions, if any, applicable to the option, and such other terms and conditions as the administrator will determine.

        Eligibility.    Under the 2015 Global Share Option Plan, non-statutory stock options may be granted to any person, including an adviser, engaged by us or a parent corporation or a subsidiary of our company to render services to such entity, and officers and directors, employed by our company or any parent corporation or subsidiary of our company. Incentive stock options may be granted only to any person, including officers and directors, employed by our company or any parent corporation or subsidiary of our company.

        Term of Plan.    The 2015 Global Share Option Plan will become effective upon its adoption by the board. Unless sooner terminated by the board, the plan will continue in effect for a term of ten years from the later of (a) the effective date of the 2015 Global Share Option Plan, or (b) the earlier of the most recent board or shareholder approval of an increase in the number of shares reserved for issuance under the plan.

        Term of Awards.    The term of each option under the 2015 Global Share Option Plan will be stated in the option agreement; provided, however, that the term will be no more than ten years from the date of grant thereof, subject to certain exceptions. The administrator has the discretionary authority to extend the post-termination exercisability period of the awards and to extend the maximum term of an option, subject to the foregoing restriction on the term of each option.

        Exercise Price and Consideration.    The per share exercise price for the shares to be issued pursuant to the exercise of an option will be determined by the administrator, but will be no less than 100% of the fair market value per share on the date of grant, subject to certain exceptions. The administrator will determine the acceptable form of consideration for exercising an option, including the method of payment.

        Adjustment upon Merger or Change in Control.    Prior to or upon the consummation of a merger or change in control event, outstanding awards will be treated as the administer determines and may vest and become exercisable, realizable or payable, or restrictions applicable to an award will lapse, in whole or in part.

        Termination of Awards.    Unless otherwise provided in the option agreement or subject to earlier termination pursuant to the 2015 Global Share Option Plan, any option shall terminate on: (a) the expiry of the option period; (b) in events of dismissal for cause, the date of termination of employment of the participant; (c) in events of death or disability of the participant, the date that is 6-months after the death or the date of termination of employment (to the extent the options are not vested and exercisable on the participant's date of termination of employment), (d) in events of termination of employment for reasons other than (b) and (c) above, the date that is three months after the participant's date of termination of employment (to the extent the options are vested and exercisable and not exercised on, or for the three-month period following, the participant's date of termination of employment).

        Amendment and Termination of the Plan.    The board may at any time, in accordance with the Articles of Association, amend, alter, suspend or terminate the 2015 Global Share Option Plan. Any amendment to the plan made by us for complying with applicable laws must be adopted by the board in accordance with the Articles of Association. No amendment, alteration, suspension or termination of the plan will impair the rights of any participant, unless mutually agreed otherwise between the participant and the administrator. The termination of the plan will not affect the administrator's ability to exercise the powers granted to it hereunder with respect to awards granted under the plan prior to the date of such termination.

        Transfer Restrictions.    Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated, or otherwise transferred in any manner other than by will or by the laws of descent and distribution, and may be exercised, during the lifetime of the participant, only by the participant.

        On January 25, 2015, we granted 13,843,645 share options to employees and executives. On June 29, 2015, we granted 630,000 share options to certain employees, directors and officers. On May 3, 2016, we granted 7,425,000 share options to certain employees, directors and officers. On October 11, 2017, we granted 16,616,000 share options to certain employees and senior management.

        The table below summarizes, as of the date of this prospectus, the options we have granted to our directors and executive officers.

Name	Position	Ordinary Shares Underlying Options Awarded	Option Exercise Price		Grant Date	Option Expiration Date
Yue (Justin) Tang	Chief Executive Officer and Director	3,803,645	US$	0.04	January 25, 2015	January 24, 2025
Shaoyong (Simon) Cheng	President and Director	*	US$	0.04	May 3, 2016	May 2, 2026
		*	US$	0.04	October 11, 2017	October 10, 2027
Ding (Gardon) Gao	Chief Technology Officer and Director	*	US$	0.04	January 25, 2015	January 24, 2025
		*	US$	0.04	October 11, 2017	October 10, 2027
Jie (Kevin) Zhang	Chief Financial Officer	*	US$	0.04	October 11, 2017	October 10, 2027
		*	US$	1.575	October 11, 2017	October 10, 2027
Kan (Kent) Li	Chief Risk Officer	*	US$	0.04	May 3, 2016	May 2, 2026
		*	US$	1.575	October 11, 2017	October 10, 2027

*
Less than 1% of our total outstanding shares.

        For discussions of our accounting policies and estimates for awards granted pursuant to the 2015 Global Share Option Plan, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Judgments and Estimates—Share-based compensation."

 PRINCIPAL [AND SELLING] SHAREHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus, by:

  •
  each of our directors and executive officers;

  •
  all of our directors and executive officers as a group;

  •
  each person known to us to own beneficially more than 5% of our ordinary shares[; and

  •
  each selling shareholder].

        The calculations in the shareholder table below assume that there are 280,087,342 ordinary shares outstanding as of the date of this prospectus, including                Class A ordinary shares and                Class B ordinary shares. The total number of ordinary shares outstanding after the completion of this offering will be                assuming the underwriters do not exercise their over-allotment option.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group.

					Ordinary Shares Beneficially Owned Immediately After This Offering
	Ordinary Shares Beneficially Owned Prior to This Offering						Percentage of total ordinary shares on an as-converted basis
			Ordinary Shares Being Sold in This Offering
								Percentage of aggregate voting power**
					Class A ordinary share	Class B ordinary share
	Number	Percent	Number	Percentage
Directors and Executive Officers:
Yue (Justin) Tang(1)	100,452,756.25	35.50%
Shaoyong (Simon) Cheng	*	*
Ding (Gardon) Gao	*	*
Jie (Kevin) Zhang	*	*
Kan (Kent) Li	*	*
All directors and executive officers as a group	103,002,756.25	36.08%
Principal Shareholders:
Mangrove Coast Investment Limited(2)	100,452,756.25	35.50%
Deal Vanguard Limited(3)	38,095,238	13.60%
All Trade Base Investment Limited(4)	28,201,772	10.07%
Dragon Destiny Limited(5)	27,113,806	9.68%
Pine Cove Global Limited(6)	20,000,000	7.14%

*
Less than 1% of our total outstanding shares.

**
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)
Represents (i) 97,600,000 ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company controlled by Mangrove Coast Trust and (ii) 2,852,756.25 ordinary shares that Mr. Yue (Justin) Tang may purchase upon exercise of options within 60 days of the date of this prospectus. The registered address of Mangrove Coast Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. Mangrove Coast Trust is a trust established under the laws of Bahamas and managed by RHONE TRUSTEES (BAHAMAS) LTD. as the trustee. Mr. Yue (Justin) Tang is the settlor of the trust and Mr. Tang and his family members are the trust's beneficiaries.

(2)
Represents (i) 97,600,000 ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company controlled by Mangrove Coast Trust and (ii) 2,852,756.25 ordinary shares that Mr. Yue (Justin) Tang may purchase upon exercise of options within 60 days of the date of this prospectus. The registered address of Mangrove Coast Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. Mangrove Coast Trust is a trust established under the laws of Bahamas and managed by RHONE TRUSTEES (BAHAMAS) LTD. as the trustee. Mr. Yue (Justin) Tang is the settlor of the trust and Mr. Tang and his family members are the trust's beneficiaries.

(3)
Represents 38,095,238 ordinary shares held by Deal Vanguard Limited, a British Virgin Islands company wholly owned by Chow Tai Fook Enterprises Limited and ultimately controlled by Kar Shun Cheng. The registered address of Deal Vanguard Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(4)
Represents 28,201,772 ordinary shares held by All Trade Base Investment Limited, a British Virgin Islands company wholly owned by Baoguo Zhu. The registered address of All Trade Base Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(5)
Represents 27,113,806 ordinary shares held by Dragon Destiny Limited, a British Virgin Islands company wholly owned by Chung Kiu Cheung. The registered address of Dragon Destiny Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)
Represents 20,000,000 ordinary shares held by Pine Cove Global Limited, a British Virgin Islands company wholly owned by Nexus Asia Growth Fund SPC and ultimately controlled by David Fung. The registered address of Pine Cove Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

        As of the date of the prospectus, none of our outstanding ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

        See "Description of Share Capital—History of Securities Issuances and Transfers" for a description of the history of our share issuances and transfers.

RELATED PARTY TRANSACTIONS

Transactions with Mr. Yue (Justin) Tang

        In 2016, we received a loan from Mr. Yue (Justin) Tang of RMB325.4 million to support our working capital management and repaid Mr. Yue (Justin) Tang RMB331.2 million. As of December 31, 2016, we had amounts due to related party of RMB106.6 million consisting of a loan from Mr. Yue (Justin) Tang. The loan is interest-free and payable on demand. In 2017, we further received a loan of RMB285.5 million (US$43.9 million) from Mr. Yue (Justin) Tang. The loan is interest-free and payable on demand. We settled all the outstanding balance of the related party loans due to Mr. Yue (Justin) Tang in 2017. As of December 31, 2017, the net balance due to Mr. Yue (Justin) Tang was nil.

        In 2017, we provided a loan of RMB217.0 million (US$33.4 million) to an entity controlled by Mr. Yue (Justin) Tang. The loan is interest-free and payable on demand. We settled all the outstanding balance of related party loans due from Mr. Yue (Justin) Tang in July 2017. As of December 31, 2017, the net balance due from Mr. Yue (Justin) Tang was nil.

        We did not receive related party loans from shareholders other than Mr. Yue (Justin) Tang and his controlled entities.

Contractual Arrangement with our VIEs and their Shareholders

        PRC laws and regulations currently restrict foreign ownership and foreign investment in VATS in China. As a result, we operate our relevant business through contractual arrangements among Xiaoying Beijing, our wholly-owned PRC subsidiary, VIEs, our consolidated VIE, and their shareholders. For a description of these contractual arrangements, see "Our History and Corporate Structure—Contractual Arrangements with Consolidated VIEs and their Shareholders"

Private Placement

        See "Description of Share Capital—History of Securities Issuances and Transfers."

Employment Agreements

        See "Management—Employment Agreements and Indemnification Agreements."

Share Incentives

        See "Management—Share Incentive Plan."

 DESCRIPTION OF SHARE CAPITAL

        We were incorporated as an exempted company with limited liability under the Cayman Companies Law, on January 5, 2015, and our affairs are governed by our memorandum and articles of association and the Cayman Companies Law, as amended, of Cayman Islands, which is referred to as the Cayman Companies Law below, and the common law of the Cayman Islands.

        As of the date of this prospectus, our authorized share capital was US$50,000 divided into 500,000,000 shares, with a nominal or par value of US$0.0001 each.

        As of the date of this prospectus, there are                ordinary shares issued and outstanding.

        Upon the closing of this offering, we will have            Class A ordinary shares and            Class B ordinary shares issued and outstanding (or             Class A ordinary shares if the underwriters exercise in full the over-allotment option). All of our ordinary shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our Class A ordinary shares to be issued in the offering will be issued as fully paid. Our authorized share capital post-offering will be US$                divided into                Class A ordinary shares with a par value of US$                each,                Class B ordinary shares with a par value of US$                each and                shares of a par value of US$                each of such class or classes (however designated) as our board of directors may determine in accordance with the post-offering amended and restated memorandum and articles of association.

        Our post-offering amended and restated memorandum and articles of association will become effective immediately prior to completion of this offering. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our Class A and Class B ordinary shares.

Ordinary Shares

        [General.    Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

        Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our post-offering amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

        Voting Rights.    In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes, voting together as one class. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the nominal value of the total issued voting shares of our company present in person or by proxy. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association.

        Conversion.    Each Class B ordinary share is convertible into [one] Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

        Transfer of Ordinary Shares.    Subject to the restrictions contained in our post-offering amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of ordinary shares;

  •
  the instrument of transfer is properly stamped, if required;

  •
  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

  •
  a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

        If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

        Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. Any distribution of assets or capital to a holder of a Class A ordinary share and a holder of a Class B ordinary share will be the same in any liquidation event.

        Calls on Ordinary Shares and Forfeiture of Ordinary Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

        Redemption of Ordinary Shares.    The Companies Law and our post-offering amended and restated memorandum and articles of association permit us to purchase our own shares. In accordance with our post-offering amended and restated memorandum and articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

        Variations of Rights of Shares.    All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

  General Meetings of Shareholders

        Shareholders' meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least ten clear days is required for the convening of our annual general shareholders' meeting and any other general meeting of our shareholders. A quorum required for and throughout a meeting of shareholders consists of at least one shareholder entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all voting power of our share capital in issue. Voting Rights Attaching to the Shares

        Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every shareholder present in person and every person representing a shareholder by proxy shall, at a shareholders' meeting, each have one vote and on a poll every shareholder and every person representing a shareholder by proxy shall have one vote for each Share of which he or the person represented by proxy is the holder.

  Inspection of Books and Records

        Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our articles provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See "Where You Can Find More Information."

  Changes in Capital

        We may from time to time by ordinary resolution:

  •
  increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

  •
  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

  •
  sub-divide our existing shares, or any of them into shares of a smaller amount; or

  •
  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

        However, no alteration contemplated above, or otherwise, may be made to the par value of the Class A ordinary shares or Class B ordinary shares unless an identical alteration is made to the par value of the Class B ordinary shares and Class A ordinary shares, as the case may be.

        We may by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner permitted by law.]

Exempted Company

        We are an exempted company with limited liability incorporated under the Companies Law. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

  •
  an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

  •
  an exempted company's register of members is not open to inspection;

  •
  an exempted company does not have to hold an annual general meeting;

  •
  an exempted company may issue no par value shares;

  •
  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

  •
  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

  •
  an exempted company may register as a limited duration company; and

  •
  an exempted company may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the NYSE rules in lieu of following home country practice after the closing of this offering. The NYSE rules require that every company listed on the NYSE hold an annual general meeting of shareholders. In addition, our post-offering amended and restated memorandum and articles of association allow directors to call special meeting of shareholders pursuant to the procedures set forth in our articles.

Differences in Corporate Law

        We were incorporated under, and are governed by, the laws of the Cayman Islands. The corporate statutes of the State of Delaware and the Cayman Islands are similar, and the flexibility available under Cayman Islands law has enabled us to adopt a memorandum and articles of association that will provide shareholders with rights that do not vary in any material respect from those they would enjoy if we were incorporated under Delaware law. Set forth below is a summary of some of the differences between provisions of the Cayman Companies Law applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

  Directors' Fiduciary Duties

        Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        Cayman Islands law provides that every director of a Cayman Islands company, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account, without limitation, the nature of the company, the nature of the decision, and the position of the director and the nature of his responsibilities. In addition, Cayman Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes Cayman Islands law or the memorandum and articles of association of the company.

  Amendment of Governing Documents

        Under Delaware corporate law, with very limited exceptions, a vote of the shareholders of a corporation is required to amend the certificate of incorporation. In addition, Delaware corporate law provides that shareholders have the right to amend the corporation's bylaws, but the certificate of incorporation may confer such right on the directors of the corporation.

        Our post-offering amended and restated memorandum and articles of association can be amended by the affirmative vote of not less than two-thirds of the votes of the shares entitled to vote on such matter that are present at the meeting of shareholders and are voted.

  Written Consent of Directors

        Under Delaware corporate law, a written consent of the directors must be unanimous to take effect. Under Cayman Islands law and our post-offering amended and restated memorandum and articles of association, only a simple majority of the directors will be required to sign a written consent in order for such consent to take effect.

  Shareholder Proposals

        Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Our Amended and Restated Memorandum and Articles of Association will provide that our directors shall call an annual meeting of the shareholders and may convene any additional meetings as they consider necessary or desirable.

  Sale of Assets

        Under Delaware corporate law, a vote of the shareholders is required to approve a sale of assets only when all or substantially all assets are being sold to a person other than a subsidiary of the company. Under Cayman Islands law, sale of assets is not required to be approved by the shareholders of the Company, even if such assets comprise more than 50% in value of the Company's total assets. Generally speaking, the directors have authority to effect such a sale under the general authority granted to them under the articles of association to manage the business of the Company provided that the directors must (as always) fulfil the fiduciary duties which they owe to the Company, including the duties to act for a proper purchase, and to act in the best interests of the Company. In this context, the "best interests of the Company" can be equated to the interests of the shareholders as a whole. If the directors were to act in breach of those duties (e.g. by selling the assets at an undervalue, or to a competitor, or in any other circumstances which is detrimental to the interests of the Company as a whole), then the directors would be liable for any loss or damage suffered by the Company.

  Dissolution; Winding Up

        Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Companies Law, our company may be dissolved, liquidated or wound up by a special resolution, or by an ordinary resolution on the basis that our company is unable to pay our debts as they fall due.

  Redemption of Shares

        Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided shares with full voting power remain outstanding. The stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of the stock. As permitted by Cayman Islands law and our post-offering amended and restated memorandum and articles of association, shares may be purchased, redeemed or otherwise acquired by us. However, the consent of the shareholder whose shares are to be purchased, redeemed or otherwise acquired must be obtained, except as specified in the terms of the applicable class or series of shares or as described under "—Compulsory Acquisition" below. In addition, our directors must be satisfied, on reasonable grounds, that, immediately following the purchase, redemption or other acquisition, the value of our assets will exceed our liabilities, and we will be able to pay our debts as they fall due.

  Compulsory Acquisition

        Under Delaware General Corporation Law § 253, in a process known as a "short form" merger, a corporation that owns at least 90% of the outstanding shares of each class of stock of another corporation may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority shareholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in § 262 of the Delaware General Corporation Law.

        The Cayman Companies Law contains a statutory power of compulsory acquisition which may facilitate the "squeeze out" of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months of the offer being made, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

  Variation of Rights of Shares

        Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. As permitted by our post-offering amended and restated memorandum and articles of association, the rights attached to any class of shares may only be varied by a resolution of shareholders passed at a meeting of shareholders by the holders of not less than three-fourths of the issued shares of that class and the holders of not less than three-fourths of the issued shares of any other class that would be adversely affected by such variation.

  Election of Directors

        Under Delaware corporate law, unless otherwise specified in the certificate of incorporation or bylaws of a corporation, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors. As permitted by Cayman Islands law, our post-offering amended and restated memorandum and articles of association will provide that directors are elected by the affirmative vote of the shareholders representing a majority of the shares entitled to vote that are present at the meeting at which such vote is tabled and are voted, or by the existing directors.

  Removal of Directors

        Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Similarly, as permitted by Cayman Islands law, our post-offering amended and restated memorandum and articles of association will provide that directors may be removed at any time, with or without cause, by a resolution of shareholders approved by a vote of more than 50% of the votes of the shares entitled to vote on such matter that are present at the meeting of shareholders and are voted.

  Mergers

        Under Delaware corporate law, one or more constituent corporations may merge into and become part of another constituent corporation in a process known as a merger. A Delaware corporation may merge with a foreign corporation as long as the law of the foreign jurisdiction permits such a merger. To effect a merger under Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent corporation by a resolution or unanimous written consent. In addition, the agreement of merger generally must be approved at a meeting of shareholders of each constituent corporation by a majority of the outstanding stock of the corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation assumes all of the assets and liabilities of the disappearing corporation or corporations as a result of the merger.

        The Cayman Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

        The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Except in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting from a merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Cayman Companies Law. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

        Separately from the statutory provisions relating to mergers and consolidations, the Cayman Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the required majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

  •
  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

  •
  the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Law.

  Inspection of Records

        Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation's stock ledger, list of shareholders and other books and records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records. They will, however, have such rights as may be set out in the company's articles of association.

        Our registered office provider is            ,             . A company is required to keep a copy of its register of directors at its registered office in the Cayman Islands, and it is required to notify the Registrar of Companies any changes to the register of directors within 60 days of any change to the register of directors.

        A Cayman exempted company may, subject to the provisions of its articles of association, maintain its register of members at such locations, whether within or without the Cayman Islands, as its directors may from time to time think fit. There is no requirement under the Cayman Companies Law for an exempted company to make any returns of members to the Registrar of Companies of the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection.

  Conflicts of Interest

        Under Delaware corporate law, a contract between a corporation and a director or officer, or between a corporation and any other organization in which a director or officer has a financial interest, is not void as long as (i) the material facts as to the director's or officer's relationship or interest are disclosed or known and (ii) either a majority of the disinterested directors authorizes the contract in good faith or the shareholders vote in good faith to approve the contract. Nor will any such contract be void if it is fair to the corporation when it is authorized, approved or ratified by the board of directors, a committee or the shareholders.

        The Cayman Companies Law provides that a director shall, forthwith after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. Subject to certain exceptions, a transaction entered into by a company in respect of which a director is interested is voidable unless the director's interest was disclosed to the board prior to the company's entry into the transaction or was not required to be disclosed because the transaction is between the company and the director himself and is entered into in the ordinary course of the company's business and on usual terms and conditions. As permitted by Cayman Islands law and our post-offering amended and restated memorandum and articles of association, a director interested in a particular transaction will be permitted to vote on it, attend meetings at which it is considered and sign documents on our behalf that relate to the transaction, provided that the material facts of such director's interest in the transaction are disclosed to the other directors or are known by the other directors.

  Transactions with Interested Shareholders

        Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by that statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that the person becomes an interested shareholder. An interested shareholder generally is a person or group that owns or owned 15% or more of the company's outstanding voting stock within the past three years. This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the company in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the fiduciary duties owed by our directors do require that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

  Independent Directors

        There are no provisions under Delaware corporate law or under the Cayman Companies Law that require a majority of our directors to be independent. As a matter of Cayman Islands law, there is no statutory distinction between independent directors and executive directors, each of them is a director and subject to the same level of duties of a director of a company.

  Cumulative Voting

        Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions on cumulative voting under the laws of the Cayman Islands, but our post-offering amended and restated memorandum and articles of association will not provide for cumulative voting.

  Shareholders' Rights Under Cayman Islands Law Generally

Board of Directors

        The Company may by a resolution of shareholders from time to time fix the maximum and minimum number of directors to be appointed but unless such numbers are fixed as aforesaid the minimum number of directors shall be one and the maximum number of directors shall be unlimited. For so long as Shares or ADSs are listed on the NYSE, the directors shall include such number of independent directors as applicable law, rules or regulations or the rules of NYSE shall require.

Committees of the Board of Directors

        The directors may, by a resolution of directors, designate one or more committees, each consisting of one or more directors.

        Each committee of directors has such powers, and authorities of the directors, including the power and authority to affix the seal, as are set forth in the resolution of directors establishing the committee, except that no committee has any power or authority:

  (a)
  to amend our memorandum or articles of association;

  (b)
  to designate committees of directors;

  (c)
  to delegate powers to a committee of directors;

  (d)
  to appoint directors;

  (e)
  to approve a plan of merger, consolidation or arrangement; or

  (f)
  to make a declaration of solvency or approve a liquidation plan.

Issuance of Additional Ordinary Shares

        Subject to the Cayman Companies Law, our post-offering amended and restated memorandum of association, the rules of NYSE and our articles of association, all Shares for the time being unissued shall be under the control of the directors who may by a resolution of directors:

  (g)
  issue, allot and dispose of the same to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

  (h)
  grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the directors may reserve an appropriate number of Shares for the time being unissued.

Inspection of Books of Accounts

        The books of account shall be kept at the registered office or at such other place or places as the directors think fit.

        The directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorized by a resolution of directors or by a resolution of shareholders.

History of Securities Issuances and Transfers

Securities Issuances and Transfers of X Financial

  Ordinary Shares

        Upon our incorporation in the Cayman Islands on January 5, 2015, we issued 1 ordinary share, par value US$0.0001 per share, to Maricorp Service Ltd, shortly after which was transferred to Mangrove Coast Investment Limited, a BVI company wholly owned by Mr. Yue (Justin) Tang. On the same day, we issued 57,599,999 and 32,000,000 ordinary shares, par value US$0.0001 per share to Mangrove Coast Investment Limited and All Trade Base Investment Limited respectively.

        On January 6, 2015, we issued 70,400,000 ordinary shares, par value US$0.0001 per share to Magic Strength Holdings Limited, among which 6,400,000 ordinary shares were transferred to Colour Light Investments Limited on August 7, 2015. On the same day, we issued 40,000,000 ordinary shares, par value US$0.0001 per share to Mangrove Coast Investment Limited and 38,095,238 to Deal Vanguard Limited for a total consideration of US$60 million.

        On October 18, 2017, All Trade Base Investment Limited transferred 9,887,803 ordinary shares, par value US$0.0001 per share to Easy Alpha Group Limited. On November 13, 2017, Colour Light Investments Limited transferred 304,758 ordinary shares, par value US$0.0001 per share and Magic Strength Holdings Limited transferred 8,095,242 shares, par value US$0.0001 per share to Legend

Architecture Consultant Limited. On December 6, 2017, Magic Strength Holdings Limited transferred 20,000,000 ordinary shares, par value US$0.0001 per share to Pine Cove Global Limited.

        On December 13, 2017, we issued 8,398,421 ordinary shares, par value US$0.0001 per share to Prize Apex Limited, 8,398,421 to Intime International Holdings Limited, 2,939,447 to Senior Life Management Limited, 1,016,881 to Emmanuel Special Opportunity Fund SPC, 190,812 to Dynamic Youth Limited, 796,507 to Cyanhill Capital Limited, 1,221,466 to Phoenix Wealth (Cayman) Asset Management Limited, 763,584 to Hyperfinite Galaxy Holding Limited, 6,088,855 to All Trade Base Investment Limited, 2,099,605 to Nison International Holdings Limited, 2,099,605 to Home Value Holding Co., Limited, 1,679,684 to QomoLangma Ltd, 4,199,211 to Golden Wise International Limited and 2,099,605 to Jacky Jiang. Magic Strength Holdings Limited transferred 8,790,952 ordinary shares, par value US$0.0001 per share to MACRO-LINK International Investment Co., Ltd.

        On December 21, 2017, Legend Architecture Consultant Limited transferred 4,395,476 ordinary shares, par value US$0.0001 per share to Ocean Pine Inc and Magic Strength Holdings Limited transferred 27,113,806 ordinary shares to Dragon Destiny Limited. On December 31, 2017, Colour Light Investments Limited transferred 1,000,000 ordinary shares, par value US$0.0001 per share to Legend Architecture Consultant Limited.

  Options

        See "Management—Share Incentive Plan."

Subscription of Registered Capital and Share Transfers of Shenzhen Xiaoying

Shareholder	Date of subscription	Amount of registered capital (RMB)	Consideration (RMB)	Date ceased to be a shareholder
Shenzhen Genxing Investment Management Co., Ltd.	October 16, 2016	15,825,000	15,825,000	December 6, 2017
Zijinzhonghao (Zhejiang) Investment Co., Ltd.*	October 16, 2016	14,175,000	14,175,000
Baoguo Zhu	October 16, 2016	7,875,000	7,875,000
Shenzhenshi Shengheng Investment Co., Ltd.	October 16, 2016	1,500,000	1,500,000	December 6, 2017
Tibet Linzhi Ding Fang Yuan Investment Consultant Co., Ltd.	October 16, 2016	9,375,000	9,375,000	December 6, 2017
Shenzhen Ao Li Hua Investment Management Partnership (Limited Partnership)	October 16, 2016	9,105,459	9,105,459
Shenzhen Gu Fo Investment Management Partnership (Limited Partnership)	October 16, 2016	6,510,416	6,510,416
Shenzhen Bo Li Fu Investment Management Partnership (Limited Partnership)	October 16, 2016	738,281	738,281
Shenzhen Man Ni Ou Investment Management Partnership (Limited Partnership)	December 19, 2016	7,233,795	7,233,795
Yue (Justin) Tang	June 13, 2017	981,729	95,000,000
Baoguo Zhu	June 13, 2017	1,498,429	145,000,000
Haihong Zhuang	June 13, 2017	1,033,399	100,000,000	December 6, 2017
Xinjian Jiang	June 13, 2017	516,700	50,000,000	December 8, 2017
Tianan Life Insurance Co., Ltd.	June 13, 2017	4,133,596	400,000,000	November 6, 2017
Ningbo Hi-tech District Shangshui Equity Investment Partnership (Limited Partnership)	June 13, 2017	723,380	70,000,000	December 6, 2017
Shanghai City Real Estate Holding Co., Ltd.	June 13, 2017	516,700	50,000,000	December 6, 2017
Zhejiang Jinke Culture Industry Co., Ltd.	June 13, 2017	413,360	40,000,000	December 6, 2017
Laike (Suzhou) Investment Co., Ltd.	June 13, 2017	516,700	50,000,000	December 25, 2017
Ningxia Yanrui Wuyuan Equity Investment Partnership (Limited Partnership)	November 6, 2017	2,066,798	218,000,000	December 8, 2017
Beijing Guojun Investment Co., Ltd.	November 6, 2017	2,066,798	218,000,000	December 8, 2017
Shaoxing Shangyu Zhufeng Investment Management Partnership (Limited Partnership)	December 6, 2017	413,360	65,000,000	December 8, 2017
Yue (Justin) Tang	December 6, 2017	28,973,479	213,842,000.15
Yue (Justin) Tang	December 8, 2017	5,063,656	55,250,386.78
Yue (Justin) Tang	December 25, 2017	516,700	5,637,794.57

*
previously known as Zijinzhonghao (Tianjin) Investment Co., Ltd.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

                    , as depositary, will register and deliver the ADSs. Each ADS will represent ownership of            Class A ordinary shares, deposited with            , as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary's corporate trust office at which the ADSs will be administered is located at            . The principal executive office of the depositary is located at            .

        The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

        We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the Class A ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see "Where You Can Find Additional Information."

Holding the ADSs

  How will you hold your ADSs?

        You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

  How will you receive dividends and other distributions on the shares?

        The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our Class A ordinary shares) set by the depositary with respect to the ADSs.

  •
  Cash.  The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the Class A ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not possible or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held or the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

    Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

  •
  Shares.  For any Class A ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such Class A ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional Class A ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

  •
  Elective Distributions in Cash or Shares.  If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

  •
  Rights to Purchase Additional Shares.  If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

    If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

    U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

    There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

  •
  Other Distributions.  Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

  How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

        Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180 day lock up period is subject to adjustment under certain circumstances as described in the section entitled "Shares Eligible for Future Sales—Lock-up Agreements."

  How do ADS holders cancel an American Depositary Share?

        You may turn in your ADSs at the depositary's corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

  How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

  How do you vote?

        You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our amended and restated memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

        If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our amended and restated memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our amended and restated memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder's ADSs; and (c) a brief statement as to the manner in which such instructions may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our amended and restated memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.

        The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with Regulations

  Information Requests

        Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our amended and restated memorandum and articles of association, any resolutions of our board of directors adopted pursuant to such amended and restated memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our amended and restated memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

  Disclosure of Interests

        Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of NYSE and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed, or our amended and restated memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

        As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to $ per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to $ per ADS cancelled
• Distribution of cash dividends or other cash distributions	Up to $ per ADS held
• Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights.	Up to $ per ADS issued
• Distribution of securities other than ADSs or rights to purchase additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs
• Depositary, operation, and maintenance services	Up to $ per ADS held on the applicable record date(s) established by the depositary bank

        As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

  •
  Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

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  Expenses incurred for converting foreign currency into U.S. dollars.

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  Expenses for cable, telex and fax transmissions and for delivery of securities.

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  Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

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  Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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  Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

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  Any applicable fees and penalties thereon.

        The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

        The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

        In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

        The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.
Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.
Distribute securities on the ordinary shares that are not distributed to you, or
Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

  How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

  How may the deposit agreement be terminated?

        The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

        After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary's only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

        The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

        The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

        These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

  Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

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  are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

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  are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our amended and restated memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

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  are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our amended and restated memorandum and articles of association or provisions of or governing deposited securities;

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  are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

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  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

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  are not liable for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

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  may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

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  disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting Class A ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

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  disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

        The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (vi) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

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  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

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  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

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  compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) regulations it may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

        The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

        You have the right to cancel your ADSs and withdraw the underlying Class A ordinary shares at any time except:

  •
  when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of Class A ordinary shares is blocked to permit voting at a shareholders' meeting; or (3) we are paying a dividend on our Class A ordinary shares;

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  when you owe money to pay fees, taxes and similar charges;

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  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Class A ordinary shares or other deposited securities, or

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  other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

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  for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

        The depositary shall not knowingly accept for deposit under the deposit agreement any Class A ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such Class A ordinary shares.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have outstanding            ADSs representing            Class A ordinary shares, or approximately            % of our            total outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. All outstanding ordinary shares prior to this offering are "restricted securities" as that term is defined in Rule 144 and may be sold only if they are sold pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act such as those provided in Rules 144 and 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States in accordance with Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

Rule 144

        In general, under Rule 144, a person or entity that has beneficially owned our ordinary shares, in the form of ADSs or otherwise, for at least six months and is not our "affiliate" will be entitled to sell our ordinary shares, including ADSs, subject only to the availability of current public information about us, and will be entitled to sell shares held for at least one year without any restriction. A person or entity that is our "affiliate" and has beneficially owned our ordinary shares for at least six months will be able to sell, within a rolling three month period, the number of ordinary shares that does not exceed the greater of the following:

  (i)
  1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately            Class A ordinary shares immediately after this offering; and

  (ii)
  the average weekly trading volume of our Class A ordinary shares, in the form of ADSs or otherwise, on NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

        Sales by affiliates under Rule 144 must be made through unsolicited brokers' transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Stock Options

  Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, directors or consultants who purchases our ordinary shares from us pursuant to a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, such as the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

  Form S-8

        We intend to file a registration statement on Form S-8 under the Securities Act covering all ordinary shares which are either subject to outstanding options or may be issued upon exercise of any options or other equity awards which may be granted or issued in the future pursuant to our stock plans. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs or shares of ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus[, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan].

        Each of our officers, directors, [substantially all of our shareholders, and holders of options to purchase our ordinary shares] has agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or shares of ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, whether any of these transactions are to be settled by delivery of our ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers, existing shareholders or option holders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

        Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

 TAXATION

        The following sets forth material Cayman Islands and U.S. federal income tax consequences of an investment in our Class A ordinary shares or ADSs. It is based upon laws and relevant interpretations thereof as of the date of this prospectus, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our Class A ordinary shares or ADSs, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Maples and Calder (Hong Kong) LLP, our special Cayman Islands counsel. To the extent that the discussion relates to matters of U.S. federal income tax law it is the opinion of Davis Polk & Wardwell LLP, our U.S. counsel as to the material U.S. federal income tax consequences to the U.S. Holders described herein of an investment in the Class A ordinary shares or ADSs.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and Class A ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

PRC Taxation

        In March 2007, the National People's Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and amended on February 24, 2017. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further defines the term "de facto management body" as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a "resident enterprise" for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. In addition, any gain realized on the transfer of shares by such investors is also subject to PRC tax at a rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduce under applicable tax treaties or tax arrangements between China and other jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

U.S. Federal Income Taxation

        [In the opinion of Davis Polk & Wardwell LLP, the following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs or ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person's decision to acquire ADSs or ordinary shares.

        This discussion applies only to a U.S. Holder that acquires our ADSs or ordinary shares in this offering and holds the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder's particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

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  certain financial institutions;

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  dealers or traders in securities that use a mark-to-market method of tax accounting;

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  persons holding ADSs or ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

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  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

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  entities classified as partnerships for U.S. federal income tax purposes and their partners or investors;

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  tax-exempt entities, "individual retirement accounts" or "Roth IRAs";

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  persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our voting power or value; or

  •
  persons holding ADSs or ordinary shares in connection with a trade or business outside the United States.

        If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or ordinary shares.

        This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion is also based, in part, on representations by the Depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

        As used herein, a "U.S. Holder" is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

  •
  a citizen or individual resident of the United States;

  •
  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

  •
  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

        In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

        The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before the underlying shares are delivered to the depositary (a "pre-release"), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rates of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of PRC taxes, and the availability of the reduced tax rates for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

        U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

Taxation of Distributions

        Except as described below under "–Passive Foreign Investment Company Rules," distributions paid on our ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, and subject to the passive foreign investment company rules described below, dividends paid to certain non-corporate U.S. Holders may be taxable at favorable rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates in their particular circumstances.

        Dividends will be included in a U.S. Holder's income on the date of the U.S. Holder's, or in the case of ADSs, the depositary's, receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

        Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in "—PRC Taxation", dividends paid by the Company may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder's circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder's U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares

        Except as described below under "–Passive Foreign Investment Company Rules," a U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in such ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

        As described in "—PRC Taxation" gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

        In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

        Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of our ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear, particularly with respect to loans that are initially and temporarily funded with our own capital before being sold to external investors. In addition, our income and assets associated with our consolidated trust business may be treated as passive for PFIC purposes. Therefore, if the proportion of our income or assets attributable to our Consolidated Trusts increases in the future, the risk of us being a PFIC would increase. It is also not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. Because the proper characterization of certain components of our income and assets, and the treatment of our contractual arrangements with our VIES, is not entirely clear, because we will hold a substantial amount of cash following this offering, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ADSs or ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

        If we were a PFIC for any taxable year and any of our subsidiaries, VIEs or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a "Lower-tier PFIC"), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders did not receive the proceeds of those distributions or dispositions.

        In general, if we were a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or ordinary shares would be allocated ratably over that U.S. Holder's holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. In addition, if we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rates described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

        Alternatively, if we were a PFIC and if the ADSs were "regularly traded" on a "qualified exchange," a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as "regularly traded" for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The New York Stock Exchange, where our ADSs are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder's tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under "—Taxation of Distributions" above. U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares, or with respect to any shares of a Lower-tier PFIC, because such shares will not trade on any stock exchange.

        We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of our ADSs or ordinary shares if we were a PFIC for any taxable year. Therefore, U.S. Holders will not be able to make such elections.

        If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status.

        If we were a PFIC for any taxable year during which a U.S. Holder owned any ADSs or ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or ordinary shares.

Information Reporting and Backup Withholding

        Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other "exempt recipient" and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

        Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ADSs or ordinary shares, unless the ADSs or ordinary shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs or ordinary shares.]

UNDERWRITING

        Subject to the terms and conditions set forth in the underwriting agreement, dated                        , 2018 among us and the underwriters named below, for whom Deutsche Bank Securities Inc. and Morgan Stanley & Co. International plc are acting as joint book-running managers of the offering and as representatives of the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the respective number of ADSs shown opposite its name below:

Underwriters	Number of ADSs
Deutsche Bank Securities Inc.
Morgan Stanley & Co. International plc

Total

        The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers' certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the ADSs if any of them are purchased, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or this offering may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

        The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the ADSs as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the ADSs, that you will be able to sell any of the ADSs held by you at a particular time or that the prices that you receive when you sell will be favorable.

        The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by our and their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        [Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Morgan Stanley & Co. International plc will offer the ADSs in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. LLC.]

        The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, New York 10005, United States. The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom.

 Option to Purchase Additional ADSs

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                ADSs from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional ADSs proportionate to that underwriter's initial purchase commitment as indicated in the table above. We will be obligated, pursuant to the option, to sell these additional ADSs to the underwriters to the extent the option is exercised. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the initial ADSs referred to in the above table are being offered. This option may be exercised only if the underwriters sell more ADSs than the total number set forth on the cover page of this prospectus.

Commission and Expenses

        The underwriters have advised us that they propose to offer the ADSs to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of US$                per ADS. The underwriters may allow, and these dealers may re-allow, a concession of not more than US$                per share to other dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. This offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The underwriting discounts and commissions per share are equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS. The underwriting discounts and commissions are                % of the initial public offering price. The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

Total
	Per ADS	Without Exercise of Option to Purchase Additional ADSs	With Full Exercise of Option to Purchase Additional ADSs
Public offering price	US$	US$	US$
Underwriting discounts and commissions paid by us	US$	US$	US$
Proceeds to us, before expenses	US$	US$	US$

        We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately not exceed US$                . Expenses include the SEC and the Financial Industry Regulatory Authority, or FINRA, filing fees, FINRA-related fees and expenses of the underwriters' legal counsel, the NYSE listing fee, and printing, legal, accounting and miscellaneous expenses. The total underwriting compensation for this offering will not exceed                % of the offering proceeds.

 Determination of Offering Price

        Prior to this offering, there has not been a public market for our ADSs. Consequently, the initial public offering price for our ADSs will be determined by negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations and stages of development of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential and the history, prospects for the industry in which we compete, our prospects for future earnings, the present state of our development, an assessment of our management, the information set forth in this prospectus and otherwise available to the representatives, and other factors deemed relevant.

        We offer no assurances that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to the offering or that an active trading market for the ADSs will develop and continue after the offering.

Listing

        Our ADSs have been approved for listing on the New York Stock Exchange, subject to notice of issuance, under the trading symbol "                ." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of ADSs to a minimum number of beneficial owners as required by that exchange.

[Directed Share Program

        At our request, the underwriters have reserved up to                 million ADSs being offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale at the initial public offering price to certain of our vendors, directors, executive officers, employees, business associates and members of their families. The directed share program will be administered by                . We do not know if these individuals will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs that are available to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.]

Stamp Taxes

        If you purchase ADSs offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

No Sales of Similar Securities

        We, our officers, directors, [substantially all of our shareholders, and holders of options to purchase our ordinary shares], have agreed, subject to specified exceptions, not to directly or indirectly, for a period of 180 days after the date of this prospectus:

  •
  sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

  •
  otherwise dispose of, or enter into any transaction, or file with the Securities and Exchange Commission a registration statement under the Securities Act, that is designed to, or could be expected to, result in the disposition of any ADSs, options or warrants to acquire any ADSs, or other securities exchangeable or exercisable for or convertible into any ADSs currently or hereafter owned either of record or beneficially,

  •
  enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any ADSs or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of ADSs or such other securities, in cash or otherwise), or

  •
  publicly announce an intention to do any of the foregoing without the prior written consents of the underwriters, which consent may be given at any time without public notice.

        Transfers or dispositions may be made during the lock-up period in the case (a) ADSs acquired in open market transactions after the completion of this offering, (b) ADSs pursuant to any 10b5-1 trading plans in effect prior to the commencement of this offering, and (c) gifts or for estate planning purposes and distributions to partners, members or stockholders of the transferor where the transferee signs a lock-up agreement. We have entered into a similar agreement with Deutsche Bank Securities Inc. and Morgan Stanley & Co. International plc, as representatives of the underwriters[, except that without such consent we may grant options and sell shares pursuant to our 2015 Global Share Option Plan].

        Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event

        The underwriters may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of ADSs prior to the expiration of the lock-up period.

Stabilization

        The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, and certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the ADSs at a level above that which might otherwise prevail in the open market. These transactions may be effected on the New York Stock Exchange in the over-the-counter market or otherwise. Establishing short sales positions may involve either "covered" short sales or "naked" short sales.

        "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing the ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option to purchase additional ADSs.

        "Naked" short sales are sales in excess of the option to purchase additional ADSs. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing and prior to the completion of this offering that could adversely affect investors who purchase in this offering.

        A stabilizing bid is a bid for the purchase of ADSs on behalf of the underwriters for the purpose of fixing or maintaining the price of the ADSs. A syndicate covering transaction is the bid for or the purchase of ADSs on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter's purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ADSs originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

        A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ADSs for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Relationships

        The underwriters and certain of their affiliates are full service financial institutions engaged in, and may in the future engage in, various activities, which may include securities trading, investment banking and other commercial dealings, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

        In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ADSs offered hereby. Any such short positions could adversely affect future trading prices of the ADSs offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

        This prospectus does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the "Corporations Act"), has not been, and will not be, lodged with the Australian Securities and Investments Commission ("ASIC"), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act. It does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a "retail client" (as defined in section 761G of the Corporations Act and applicable regulations) in Australia and may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act as set out below. Accordingly, if you receive this prospectus in Australia:

        A. By applying for ADSs, you confirm and warrant that you are either:

    a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

    a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

    a person associated with the Company under Section 708(12) of the Corporations Act; or

    a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act.

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor. To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

        B. As any offer of ADSs under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs, you warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Bermuda

        ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

        The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), "BVI Companies"), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Canada

        The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

        This prospectus does not constitute a public offer of the ADSs, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs to the public in the Cayman Islands.

European Economic Area

        In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, or each referred as a "Relevant Member State," an offer to the public of the ADSs which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a "qualified investor" as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADSs shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

        For the purposes of this provision, the expression an "offer ADSs to the public" in relation to the ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe to the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Hong Kong

        No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or the SFO, and any rules made under that Ordinance; or in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong, or the CEO, or which do not constitute an offer or invitation to the public for the purpose of the CEO and the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the content of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO and any rules made under that Ordinance.

        This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

        The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Kuwait

        Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds," its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

        No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia, or the Commission, for the Commission's approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People's Republic of China

        This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to applicable laws and regulations of the PRC. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior PRC's governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Korea

        The ADSs have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the "FSCMA"), and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the "FETL"). The ADSs have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Qatar

        In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person's request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

        This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

South Africa

        Due to restrictions under the securities laws of South Africa, the ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

  i.
  the offer, transfer, sale, renunciation or delivery is to:

  (a)
  persons whose ordinary business is to deal in securities, as principal or agent;

  (b)
  the South African Public Investment Corporation;

  (c)
  persons or entities regulated by the Reserve Bank of South Africa;

  (d)
  authorized financial service providers under South African law;

  (e)
  financial institutions recognized as such under South African law;

  (f)
  a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

  (g)
  any combination of the person in (a) to (f); or

  ii.
  the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

        No "offer to the public" (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the "South African Companies Act")) in South Africa is being made in connection with the issue of the ADSs. Accordingly, this prospectus does not, nor is it intended to, constitute a "registered prospectus" (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the ADSs in South Africa constitutes an offer of the ADSs in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from "offers to the public" set out in section 96(1)(a) of the South African Companies Act. Accordingly, this prospectus must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as "SA Relevant Persons"). Any investment or investment activity to which this prospectus relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

Singapore

        This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

  (i)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (ii)
  where no consideration is or will be given for the transfer;

  (iii)
  where the transfer is by operation of law;

  (iv)
  as specified in Section 276(7) of the SFA; or

  (v)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

        The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or

the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Taiwan

        The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates

        This prospectus is not intended to constitute an offer, sale or delivery of ADSs or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

        The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

        In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a "relevant person").

        This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATING TO THIS OFFERING

        Set forth below is an itemization of our total expenses, excluding underwriting discount, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the NYSE listing fee, all amounts are estimates.

Securities and Exchange Commission registration fee	$
Financial Industry Regulatory Authority, Inc. filing fee	$
NYSE listing fee	$
Printing and engraving expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Miscellaneous	$

Total	$

 LEGAL MATTERS

        Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Davis Polk & Wardwell LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to PRC laws will be passed upon for us by Grandall Law Firm (Shanghai), and for the underwriters by Commerce & Finance Law Offices. Davis Polk & Wardwell LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law, Grandall Law Firm (Shanghai) with respect to matters governed by PRC law. Wilson Sonsini Goodrich & Rosati, Professional Corporation may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

 EXPERTS

        Our consolidated financial statements as of December 31, 2016 and 2017, and for the two years in the period ended December 31, 2017, and the related financial statement schedule included in this prospectus have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the translation of Renminbi amounts to United States dollar amounts for the convenience of readers in the United States of America). Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The offices of Deloitte Touche Tohmatsu Certified Public Accountants LLP are located at Bund Center, 30th Floor 222 Yan An Road East, Shanghai, the People's Republic of China.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC's website at www.sec.gov.

        As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

X FINANCIAL

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of X Financial,

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of X Financial and its subsidiaries and variable interest entities (the "Company") as of December 31, 2016 and 2017, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows, for each of the two years in the period ended December 31, 2017, and the related notes and financial statement schedule included in Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Convenience Translation

        Our audits also included the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China
May 4, 2018

We have served as the Company's auditor since 2017.

X FINANCIAL

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2017

	As of December 31,	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	504,214,699	671,360,926	103,186,285
Restricted cash (including RMB483,920 and RMB12,614,745 from Consolidated Trusts as of December 31, 2016 and 2017 respectively)	483,920	12,614,745	1,938,851
Accounts receivable and contract assets, net of allowance for doubtful accounts of nil	139,856,286	1,110,947,916	170,749,568
Loans held for sale	157,551,538	768,638,420	118,137,562
Loans at fair value (including RMB723,746,021 and RMB667,838,880 from Consolidated Trusts as of December 31, 2016 and 2017 respectively)	723,746,021	667,838,880	102,644,957
Prepaid expenses and other current assets (including RMB19,983,456 and RMB11,105,628 from Consolidated Trusts as of December 31, 2016 and 2017 respectively)	69,972,911	82,099,649	12,618,485
Deferred tax assets, net	38,936,782	296,057,946	45,503,273
Long-term investments	15,000,000	54,167,615	8,325,410
Property and equipment, net	6,492,031	21,004,932	3,228,399
Intangible assets, net	916,787	1,616,238	248,411
Other non-current assets	23,447,724	201,347,458	30,946,536

TOTAL ASSETS	1,680,618,699	3,887,694,725	597,527,737

LIABILITIES
Payable to investors at fair value of the Consolidated Trusts (including RMB 728,104,511 and RMB 667,080,871 from the consolidated VIEs, without recourse to the Company as of December 31, 2016 and 2017 respectively)	728,104,511	667,080,871	102,528,451
Amounts due to related party (including RMB106,645,844 and nil from the consolidated VIEs, without recourse to the Company as of December 31, 2016 and 2017 respectively)	106,645,844	—	—
Guarantee liabilities (including RMB100,661,452 and RMB545,169,033 from the consolidated VIEs, without recourse to the Company as of December 31, 2016 and 2017 respectively)	100,661,452	545,169,033	83,790,945
Financial guarantee derivative (including nil and RMB53,260,916 from the consolidated VIEs, without recourse to the Company as of December 31, 2016 and 2017 respectively)	—	53,260,916	8,186,053
Accrued payroll and welfare (including RMB46,813,024 and RMB20,655,199 from the consolidated VIEs, without recourse to the Company as of December 31, 2016 and 2017 respectively)	46,813,024	77,772,326	11,953,388
Other tax payable (including RMB 16,102,393 and RMB95,368,838 from the consolidated VIEs, without recourse to the Company as of December 31, 2016 and 2017 respectively)	16,102,393	105,948,089	16,283,923
Income tax payable (including RMB 6,110,265 and RMB270,342,567 from the consolidated VIEs, without recourse to the Company as of December 31, 2016 and 2017 respectively)	6,110,265	401,331,806	61,683,569
Deposit payable to channel cooperators (including RMB191,494,748 and RMB134,262,319 from the consolidated VIEs, without recourse to the Company as of December 31, 2016 and 2017 respectively)	191,494,748	134,262,319	20,635,741
Accrued expenses and other liabilities (including RMB108,074,992 and RMB132,525,198 from the consolidated VIEs, without recourse to the Company as of December 31, 2016 and 2017 respectively)	108,185,732	137,328,364	21,106,983

TOTAL LIABILITIES	1,304,117,969	2,122,153,724	326,169,053

Commitments and Contingencies (Note 14)
Equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 238,095,238 and 280,087,342 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	145,624	173,444	26,658
Additional paid-in capital	897,720,155	1,971,701,910	303,045,034
Accumulated deficit	(583,272,036)	(242,997,034)	(37,347,959)
Other comprehensive income	57,913,596	33,449,640	5,141,116

Total X Financial shareholders' equity	372,507,339	1,762,327,960	270,864,849
Non-controlling interests	3,993,391	3,213,041	493,835

TOTAL EQUITY	376,500,730	1,765,541,001	271,358,684

TOTAL LIABILITIES AND EQUITY	1,680,618,699	3,887,694,725	597,527,737

X FINANCIAL

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

	Year ended December 31,	Year ended December 31,
	2016	2017	2017
	RMB	RMB	US$
Net revenues
Loan facilitation service—Direct Model	4,320,031	1,097,989,371	168,757,877
Loan facilitation service—Intermediary Model	169,022,690	271,499,812	41,728,758
Post-origination service	8,118,999	46,806,182	7,193,978
Financing income	30,500,162	130,740,149	20,094,392
Other revenue	10,244,651	72,199,184	11,096,811

Total net revenue	222,206,533	1,619,234,698	248,871,816

Operating costs and expenses:
Origination and servicing	259,054,329	760,143,348	116,831,895
General and administrative	61,711,596	98,236,038	15,098,602
Sales and marketing	38,210,523	76,584,015	11,770,748
Provision for contingent guarantee liabilities	—	182,578,676	28,061,827
Total operating expenses	358,976,448	1,117,542,077	171,763,072

Income (loss) from operations	(136,769,915)	501,692,621	77,108,744
Interest income	256,832	3,632,860	558,360
Foreign exchange loss	(18,220)	(478,590)	(73,558)
Investment income (loss), net	(6,300,000)	1,500,000	230,546
Change in fair value of financial guarantee derivative	—	(18,110,752)	(2,783,572)
Fair value adjustments related to Consolidated Trusts	(4,358,490)	(9,750,565)	(1,498,634)
Other income (loss), net	(9,270)	89,690	13,785

Income (loss) before income taxes and loss from equity in affiliates	(147,199,063)	478,575,264	73,555,671
Income tax benefit (expense)	27,018,204	(138,248,227)	(21,248,363)
Loss from equity in affiliates	—	(832,385)	(127,935)

Net income (loss)	(120,180,859)	339,494,652	52,179,373
Less: net loss attributable to non-controlling interests	(606,609)	(780,350)	(119,938)

Net income (loss) attributable to X Financial	(119,574,250)	340,275,002	52,299,311

Net income (loss) per share—basic	(0.50)	1.30	0.20
Weighted average number of ordinary shares outstanding—basic	238,095,238	261,219,657	261,219,657
Net income (loss) per share—diluted	(0.50)	1.22	0.19
Weighted average number of ordinary shares outstanding—diluted	238,095,238	279,710,804	279,710,804

	Year ended December 31,	Year ended December 31,
	2016	2017	2017
	RMB	RMB	US$
Net income (loss)	(120,180,859)	339,494,652	52,179,373

Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	27,871,616	(24,463,956)	(3,760,041)

Comprehensive income (loss)	(92,309,243)	315,030,696	48,419,332
Less: comprehensive loss attributable to non-controlling interests	(606,609)	(780,350)	(119,938)

Comprehensive income (loss) attributable to X Financial	(91,702,634)	315,811,046	48,539,270

X FINANCIAL

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

	Common share number	Common share amount (RMB)	Additional paid-in capital (RMB)	Accumulated Deficits (RMB)	Accumulated other comprehensive income (RMB)	Equity Attributable to X Financial (RMB)	Non- controlling Interest (RMB)	Total equity (RMB)
Balance at December 31, 2015	238,095,238	145,624	843,472,003	(463,697,786)	30,041,980	409,961,821	—	409,961,821
Capital contribution by non-controlling shareholders	—	—	—	—	—	—	4,600,000	4,600,000
Capital contribution by owner	—	—	16,354,156	—	—	16,354,156	—	16,354,156
Share-based compensation (Note 12)	—	—	37,893,996	—	—	37,893,996	—	37,893,996
Net income (loss)	—	—	—	(119,574,250)	—	(119,574,250)	(606,609)	(120,180,859)
Foreign currency translation adjustments	—	—	—	—	27,871,616	27,871,616	—	27,871,616

Balance at December 31, 2016	238,095,238	145,624	897,720,155	(583,272,036)	57,913,596	372,507,339	3,993,391	376,500,730
Issuance of new shares (Note 1)	41,992,104	27,820	999,972,180	—	—	1,000,000,000	—	1,000,000,000
Share-based compensation (Note 12)	—	—	74,009,575	—	—	74,009,575	—	74,009,575
Net income (loss)	—	—	—	340,275,002	—	340,275,002	(780,350)	339,494,652
Foreign currency translation adjustments	—	—	—	—	(24,463,956)	(24,463,956)	—	(24,463,956)

Balance at December 31, 2017	280,087,342	173,444	1,971,701,910	(242,997,034)	33,449,640	1,762,327,960	3,213,041	1,765,541,001

	Common share number	Common share amount (US$)	Additional paid-in capital (US$)	Accumulated Deficits (US$)	Accumulated other comprehensive income (US$)	Equity Attributable to X Financial (US$)	Non- controlling Interest (US$)	Total equity (US$)
Balance at January 1, 2017	238,095,238	22,382	137,977,061	(89,647,270)	8,901,157	57,253,330	613,773	57,867,103
Issuance of new shares (Note 1)	41,992,104	4,276	153,692,910	—	—	153,697,186	—	153,697,186
Share-based compensation (Note 12)	—	—	11,375,063	—	—	11,375,063	—	11,375,063
Net income (loss)	—	—	—	52,299,311	—	52,299,311	(119,938)	52,179,373
Foreign currency translation adjustments	—	—	—	—	(3,760,041)	(3,760,041)	—	(3,760,041)

Balance at December 31, 2017	280,087,342	26,658	303,045,034	(37,347,959)	5,141,116	270,864,849	493,835	271,358,684

X FINANCIAL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

	Year ended December 31,	Year ended December 31,
	2016	2017	2017
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(120,180,859)	339,494,652	52,179,373
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,060,307	5,366,195	824,769
Share-based compensation	37,893,996	74,009,575	11,375,063
Impairment of long-term investments	6,300,000	—	—
Gain on disposal of investment	—	(1,500,000)	(230,546)
Loss from equity in affiliates	—	832,385	127,935
Gain from disposal of property and equipment	(1,410)	(103)	(16)
Fair value adjustments related to Consolidated Trusts	4,358,490	9,750,565	1,498,634
Change in fair value of financial guarantee derivative	—	18,110,752	2,783,572
Changes in operating assets and liabilities:
Accounts receivable and contract assets	(87,477,577)	(971,091,630)	(149,254,051)
Prepaid expenses and other current assets	(56,014,240)	(11,850,168)	(1,821,338)
Deferred tax asset	(33,146,385)	(257,121,164)	(39,518,800)
Origination of loans held for sale	(14,687,534,200)	(15,072,262,146)	(2,316,564,276)
Sales of loans held for sale	14,603,357,240	14,461,175,264	2,222,641,942
Other non-current assets	(22,711,087)	(177,899,734)	(27,342,688)
Guarantee liabilities	90,966,424	444,507,581	68,319,564
Financial guarantee derivative	—	35,150,164	5,402,481
Accrued payroll and welfare	41,991,301	30,959,302	4,758,358
Other tax payable	12,008,239	89,845,696	13,809,031
Income tax payable	6,110,265	395,221,541	60,744,439
Deposit payable to channel cooperators	183,186,998	(57,232,429)	(8,796,463)
Accrued expenses and other current liabilities	100,398,798	29,206,511	4,488,960

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	82,566,300	(615,327,191)	(94,574,057)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment and intangible assets	(3,424,687)	(20,645,321)	(3,173,128)
Disposal of property and equipment	8,386	2,997	461
Loan to shareholder	—	(217,000,000)	(33,352,289)
Loan collected from shareholder	—	217,000,000	33,352,289
Principal payment of loans at fair value	(2,130,643,007)	(1,444,135,285)	(221,959,529)
Principal collection of loans at fair value	1,420,643,007	1,492,468,221	229,388,165
Purchase of long-term investments	(21,300,000)	(55,000,000)	(8,453,345)
Disposal of long-term investments	—	16,500,000	2,536,004

CASH USED IN INVESTING ACTIVITIES	(734,716,301)	(10,809,388)	(1,661,372)

CASH FLOWS FROM FINANCING ACTIVITIES
Contribution from shareholders	16,354,156	—	—
Proceeds from equity financing	—	1,000,000,000	153,697,186
Loan from related parties	325,427,200	285,467,540	43,875,558
Loan repayment to related parties	(331,216,528)	(392,113,384)	(60,266,723)
Cash received from investors- Consolidated Trusts	770,000,000	1,096,800,000	168,575,073
Cash paid to investors- Consolidated Trusts	(10,000,000)	(1,160,000,000)	(178,288,736)
Contribution from non-controlling interest	4,600,000	—	—

CASH PROVIDED BY FINANCING ACTIVITIES	775,164,828	830,154,156	127,592,358

Effect of foreign exchange rate changes	18,233,044	(24,740,525)	(3,802,549)

NET INCREASE IN CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH	141,247,871	179,277,052	27,554,380
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF YEAR	363,450,748	504,698,619	77,570,756

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT YEAR END	504,698,619	683,975,671	105,125,136

Supplemental disclosures of cash flow information:
Income taxes paid	17,917	147,849	22,724
Non-cash investing activities:
Payable for purchase of property and equipment and intangible assets	1,650,868	1,586,988	243,916
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	504,214,699	671,360,926	103,186,285
Restricted cash	483,920	12,614,745	1,938,851
Total cash, cash equivalents and restricted cash	504,698,619	683,975,671	105,125,136

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

1. Organization and principal activities

        X Financial (the "Company" or "X Financial") is an exempted company incorporated with limited liabilities in the Cayman Islands under the laws of the Cayman Islands on January 5, 2015. The Company, its subsidiaries and its variable interest entities (collectively referred to as the "Group") provides personal finance services in the People's Republic of China ("PRC") by connecting borrowers and investors through a proprietary internet platform.

        The Group began the operations through Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. ("Shenzhen Ying Zhong Tong"), which was founded in March 2014 in the PRC by Mr. Tang, Chief Executive Officer and Mr. Zhu (the "Founders") who collectively held more than 50% of the equity holdings.

        During the period of 2015 to 2016, the Founders also established a number of special purpose vehicles ("SPVs") to carry out personal finance business in the PRC. At the formation date of each SPV, Shenzhen Ying Zhong Tong entered into a series of contractual agreements with the SPV and its nominal shareholder(s) include Shareholders' Voting Rights Proxy Agreements, Exclusive Call Option Agreements, Exclusive Business Cooperation Agreements, and Equity Pledge Agreements, through which Shenzhen Ying Zhong Tong (1) has power to direct the activities that most significantly affects the economic performance of the SPV and (2) can receive the economic benefits of the SPVs that could be significant to the SPV. Accordingly, Shenzhen Ying Zhong Tong is the primary beneficiary of the SPVs.

        On January 5, 2015, X Financial was incorporated in the Cayman Islands by the Founders and one other individual. The Founders collectively held more than 50% of the equity holdings of X Financial. Further, Mr. Zhu designated all of his shareholder rights to Mr. Tang through a proxy agreement. As such, Mr. Tang effectively was the controlling shareholder of the Company since its incorporation.

        On August 7, 2015, the Company completed its equity financing by issuing 38,095,238 ordinary shares to an unrelated third party investor at a consideration of US$60,000,000. In conjunction with the equity financing, the Company also issued an additional 40,000,000 ordinary shares to Mr. Yue Tang. Mr. Tang remained as the effective controlling shareholder.

        In order to raise capital through an initial public offering in the United States, the Group has undertaken a series of transactions since late 2016 with X Financial being proposed as the listing entity ("Reorganization"):

        As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company established a wholly-owned foreign invested subsidiary in the PRC, Xiaoying (Beijing) Information Technology Co., Ltd ("Beijing WFOE") on October 28, 2015. The existing contractual agreements with the SPVs and SPVs' shareholders held by Shenzhen Ying Zhong Tong were assigned to Beijing WFOE.

        On October 19, 2016, Shenzhen Xiaoying Technology Co., Ltd. ("Shenzhen Xiaoying") was incorporated in the PRC by the same shareholders of the Company with identical shareholdings. In December 2016, Shenzhen Xiaoying acquired Shenzhen Ying Zhong Tong for nominal consideration and Shenzhen Ying Zhong Tong became the wholly owned subsidiary of Shenzhen Xiaoying. As both Shenzhen Xiaoying and Shenzhen Ying Zhong Tong were controlled by Mr. Tang at the time, the transaction was a reorganization under common control.

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

1. Organization and principal activities (Continued)

        X Financial, through its PRC subsidiary, Beijing WFOE, entered into a series of contractual arrangements with Shenzhen Xiaoying, Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd ("Beijing Ying Zhong Tong") in December 2017, and Shenzhen Tangren Financing Guarantee Co., Ltd ("Shenzhen Tangren") in December 2016 and the shareholders of these entities respectively. Shenzhen Xiaoying, Beijing Ying Zhong Tong, Shenzhen Tangren and the SPVs are collectively referred to as "VIEs". The series of contractual agreements include Shareholders' Voting Rights Proxy Agreements, Spouse Consent Agreement, Exclusive Call Option Agreements, Exclusive Business Cooperation Agreements, and Equity Pledge Agreements. The Group believes that these contractual agreements would enable Beijing WFOE to (1) have power to direct the activities that most significantly affects the economic performance of the new VIEs and (2) receive the economic benefits of the VIEs that could be significant to the new VIEs. Accordingly, the Group believes that Beijing WFOE is the primary beneficiary of the VIEs.

        In conjunction with the Reorganization, the Group completed equity financing of RMB1 billion in June 2017. This round of equity financing was initially conducted by increase registered capital of Shenzhen Xiaoying by 9 existing and new investors. Subsequently, X Financial issued additional shares to the affiliates of same shareholders of this round of equity financing such that the shareholder ownership in X Financial mirrored those in Shenzhen Xiaoying.

        The Group considered the Reorganization as a reorganization of entities under common control. Accordingly, the accompanying financial statements have been prepared using historical cost basis as if the reorganization had occurred at the beginning of the first period presented.

        During December 2017, Beijing WFOE acquired two subsidiaries from Shenzhen Xiaoying at cost. During February and March 2018, one of the Group's wholly owned subsidiaries Shenzhen Xiaoying Puhui Technology Co., Ltd ("Shenzhen Puhui") acquired four subsidiaries from one of the VIE entities Shenzhen Ying Zhong Tong at cost. These transactions represent a reorganization of entities under common control as they are already within the consolidated Group, with no impact to the consolidated financials.

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

1. Organization and principal activities (Continued)

        As of December 31, 2017, the Company's principal subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of legal ownership	Principal activities
Wholly owned subsidiaries
YZT (HK) Limited	January 14, 2015	Hong Kong	100%	Investment holding
Xiaoying (Beijing) Information Technology Co., Ltd. ("Beijing WFOE")	October 28, 2015	Beijing	100%	Technology development and service, sale of products
Shenzhen Xiaoying Puhui Technology Co., Ltd. ("Shenzhen Puhui")	December 6, 2016	Shenzhen	100%	Technology development and service, sale of products
Shenzhen Xiaoying Information Technology Co., Ltd. ("Shenzhen Xiaoying IT")	November 28, 2016	Shenzhen	100%	Technology development and service, sale of products
VIEs
Shenzhen Xiaoying Technology Co., Ltd. ("Shenzhen Xiaoying")	October 19, 2016	Shenzhen	100%	Technology development and service, sale of products
Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd. ("Beijing Ying Zhong Tong")	March 27, 2015	Beijing	100%	Technology development and service, sale of products
Shenzhen Tangren Financing Guarantee Co., Ltd. ("Shenzhen Tangren")	December 16, 2016	Shenzhen	100%	Guarantee Services
Significant subsidiaries of the VIEs
Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. ("Shenzhen Ying Zhong Tong")	March 7, 2014	Shenzhen	100%	Technology development and service, sale of products
Shenzhen Ying Zhong Tong Non-financing Guarantee Co., Ltd.	April 1, 2015	Shenzhen	100%	Guarantee Services

2. Summary of significant accounting policies

Basis of Presentation and Consolidation

        The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

Principles of Consolidation

Variable interest entity

        The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, and consolidated VIEs. All intercompany transactions and balances have been eliminated.

        The Company, through its wholly-owned foreign invested subsidiary, Beijing WFOE in the PRC, entered into a series of contractual arrangements ("VIE agreements") with Shenzhen Xiaoying, Beijing Ying Zhong Tong, Shenzhen Tangren and SPVs (collectively known as "the VIEs") and their respective shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs.

        As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company operates its business, primarily through the VIEs and the subsidiaries of the VIEs.

        Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between Beijing WFOE and the VIEs through the aforementioned agreements with the nominee shareholders of the VIEs. The following is a summary of the VIE agreements:

  (1)
  Shareholders' Voting Rights Proxy Agreement:

        Pursuant to the voting rights proxy agreements signed between the VIEs' nominee shareholders and Beijing WFOE, each nominee shareholder irrevocably appointed Beijing WFOE as its attorney-in-fact to exercise on each shareholder's behalf and all rights that each shareholder has in respect of its equity interest in the VIEs (including but not limited to executing the exclusive right to the voting rights and the right to appoint directors and executive officers of the VIEs). The nominee shareholders cannot revoke the authorization and entrustment as long as the nominee shareholders remain a shareholder of the VIEs. The power of attorney will remain in force for ten years. Unless a thirty-day notice is given by Beijing WFOE, this agreement shall be automatically renewed for another one year upon its expiration.

  (2)
  Spouse Consent Agreement

        Under the spouse consent agreement, each signing spouse acknowledges that the shares of the VIEs held by the relevant shareholder of the VIEs are the personal assets of such shareholder and not jointly owned by the couple. Each signing spouse also unconditionally and irrevocably gives up his or her rights to such shares and any associated economic rights or interests to which he or she may be entitled pursuant to applicable laws and undertakes not to make any assertion of rights to such shares and the underlying assets. Each signing spouse agrees that he or she will not carry out in any circumstances any conduct that are contradictory to the contractual arrangements and this consent agreement.

  (3)
  Executive Call Option Agreement:

        Pursuant to the exclusive call option agreement entered into between the VIEs' nominee shareholders and Beijing WFOE, the nominee shareholders irrevocably granted Beijing WFOE a call

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

option to request the nominee shareholders to transfer or sell any part or all of its equity interests in the VIEs, to Beijing WFOE, or their designees. The purchase price of the equity interests in the VIEs shall be equal to the minimum price required by PRC law. Without Beijing WFOE's prior written consent, the VIEs and its nominee shareholders shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, issue any additional equity or right to receive equity, provide any loans, distribute dividends in any form, etc. The term is for ten years and may be extended for another ten years at the option of Beijing WFOE.

  (4)
  Exclusive Business Cooperation Agreement:

        Pursuant to the exclusive business cooperation agreement entered into by Beijing WFOE and the VIEs, Beijing WFOE provides exclusive technical support and consulting services in return for fees based on 100% of the VIE's total consolidated profit, which is adjustable at the sole discretion of Beijing WFOE. Without Beijing WFOE's consent, the VIEs cannot procure services from any third party or enter into similar service arrangements with any other third party, except for those from Beijing WFOE. The term of this agreement is ten years. Unless agreed by both parties in writing, this agreement shall be automatically renewed for another ten years upon its expiration.

  (5)
  Equity Pledge Agreement

        Each nominee shareholder of the VIEs has also entered into an equity pledge agreement with Beijing WFOE, pursuant to which each shareholder pledged his/her interest in Beijing WFOE to guarantee the performance of obligations of Beijing WFOE and its shareholders under the exclusive business cooperation agreement, exclusive call option agreement, and shareholders' voting rights proxy agreement. If the VIEs or any of the nominee shareholder breaches its contractual obligations, Beijing WFOE will be entitled to certain rights and interests regarding the pledged equity interests including the right to dispose the pledged equity interests. None of the nominee shareholders shall, without the prior written consent of Beijing WFOE, assign or transfer to any third party, create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIEs. This agreement is not terminated until all of the agreements under the shareholders' voting rights proxy agreement, exclusive call option agreement and the exclusive business cooperation agreement are fully performed

        The irrevocable power of attorney have conveyed all shareholder rights held by the VIEs' shareholders to Beijing WFOE or any person designated by Beijing WFOE, including the right to appoint executive directors of the VIEs to conduct day to day management of the VIEs' businesses, and to approve significant transactions of the VIEs. In addition, the exclusive call option agreement provides Beijing WFOE with a substantive kick-out right of the VIEs shareholders through an exclusive option to purchase all or any part of the shareholders' equity interest in the VIEs. In addition, through the exclusive business cooperation agreement, Beijing WFOE demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of the VIEs. The equity pledge agreements further secure the obligations of the shareholders of the VIEs under the above agreements.

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

        Based on these contractual arrangements, the Company consolidates the VIEs in accordance with SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification ("ASC") topic 810 ("ASC 810"), Consolidation.

        The Company believes that the contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company's ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

  •
  revoke the Group's and operating licenses;

  •
  levy fines on the Group;

  •
  confiscate any of our income that they deem to be obtained through illegal operations;

  •
  shut down the Group's services;

  •
  discontinue or restrict the Group's operations in China;

  •
  impose conditions or requirements with which the Group may not be able to comply;

  •
  require the Group to change corporate structure and contractual arrangements;

  •
  restrict or prohibit the use of the proceeds from overseas offerings to finance the Group's PRC consolidated VIEs' business and operations; and

  •
  take other regulatory or enforcement actions that could be harmful to the Group's business.

  Consolidated Trusts

        As part of the Group's efforts to develop new product offerings for institutional investors, the Group established a business relationship with certain trusts which were administered by third-party trust companies. The trusts were set up to invest solely in loans facilitated by the Group on its platform to provide returns to the beneficiaries of the trusts through interest payments made by the borrowers. The Group typically provides credit to the borrowers through one of its consolidated SPVs first and then transfers the loans to the trusts, which issue beneficial interests to the institutional investors. The Group continues to service the loans, and provides a guarantee to absorb substantially all of the credit risk of the trusts resulting from borrower's default on principal and interest. The Group determined that the guarantee represents a variable interest in the trusts through which the Group has the obligation to absorb losses of the trusts that could potentially be significant to the trusts. The servicing agreement and specifically the ability to direct default mitigation activities provide the Group with the power to direct the activities of the trusts that most significantly impact the economic performance of the trusts. As a result, the Company is considered the primary beneficiary of the trusts and consolidated the trusts' assets, liabilities, results of operations and cash flows. The transfer of loans to the Consolidated Trusts are not eligible for sale accounting because the trust is consolidated and the loan transfer is considered an intercompany transaction. The Group further elected to apply fair value option to the loans (at the date of origination) and the liabilities to investors. That is, the loans are continued to be recorded on the Group's consolidated balance sheets as loans held for investment

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

under "Loans at fair value" and the proceeds received from the investors are recorded as trust liabilities under "Payable to investors at fair value".

        The following financial statement amounts and balances of the Trust are included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of December 31,	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Assets:
Restricted cash	483,920	12,614,745	1,938,851
Loans at fair value	723,746,021	667,838,880	102,644,957
Prepaid expenses and other current assets	19,983,456	11,105,628	1,706,903

Total assets	744,213,397	691,559,253	106,290,711

Liabilities:
Payable to investors at fair value of the Consolidated Trusts	728,104,511	667,080,871	102,528,451
Other tax payable	321,155	3,586,212	551,191
Accrued expenses and other liabilities	16,156,185	19,394,527	2,980,884

Total liabilities	744,581,851	690,061,610	106,060,526

	Year ended December 31,	Year ended December 31,
	2016	2017	2017
	RMB	RMB	US$
Net revenue	20,594,271	117,684,121	18,087,718
Net income (loss)	(368,455)	43,583,819	6,698,710

	Year ended December 31,	Year ended December 31,
	2016	2017	2017
	RMB	RMB	US$
Net cash provided by (used in) operating activities	(49,516,080)	26,997,889	4,149,500
Net cash provided by (used in) investing activities	(710,000,000)	48,332,936	7,428,636
Net cash provided by (used in) financing activities	760,000,000	(63,200,000)	(9,713,662)

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

        The following financial statement amounts and balances of the VIEs and Trusts were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of December 31,	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Assets:
Cash and cash equivalents	306,216,108	520,450,136	79,991,721
Restricted cash	483,920	12,614,745	1,938,851
Accounts receivable and contract assets, net of allowance for doubtful accounts of nil	139,856,286	965,333,922	148,369,107
Loans held for sale	157,551,538	768,638,420	118,137,562
Loans at fair value	723,746,021	667,838,880	102,644,957
Prepaid expenses and other current assets	55,270,173	82,099,649	12,618,485
Deferred tax assets, net	38,936,782	275,968,157	42,415,529
Long-term investments	15,000,000	54,167,615	8,325,410
Property and equipment, net	6,492,031	21,004,932	3,228,399
Intangible assets, net	916,787	1,616,238	248,411
Other non-current assets	23,447,724	201,347,458	30,946,536

Total assets	1,467,917,370	3,571,080,152	548,864,968

Liabilities:
Payable to investors at fair value of the Consolidated Trusts	728,104,511	667,080,871	102,528,451
Amounts due to related party	106,645,844	—	—
Guarantee liabilities	100,661,452	545,169,033	83,790,945
Financial guarantee derivative	—	53,260,916	8,186,053
Accrued payroll and welfare	46,813,024	20,655,199	3,174,646
Other tax payable	16,102,393	95,368,838	14,657,922
Income tax payable	6,110,265	270,342,567	41,550,892
Deposit payable to channel cooperators	191,494,748	134,262,319	20,635,741
Accrued expenses and other liabilities	108,074,992	132,525,198	20,368,750

Total liabilities	1,304,007,229	1,918,664,941	294,893,400

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

	Year ended December 31,	Year ended December 31,
	2016	2017	2017
	RMB	RMB	US$
Net revenue	222,206,533	1,318,327,168	202,623,176
Net income (loss)	(81,273,361)	325,182,393	49,979,619

	Year ended December 31,	Year ended December 31,
	2016	2017	2017
	RMB	RMB	US$
Net cash provided by (used in) operating activities	277,925,076	(592,979,915)	(91,139,345)
Net cash used in investing activities	(734,716,301)	(10,809,388)	(1,661,372)
Net cash provided by financing activities	775,164,828	830,154,156	127,592,358

        The VIEs and Consolidated Trusts contributed 100% and 81% of the Group's consolidated revenue for the years ended December 31, 2016 and 2017 respectively. As of December 31, 2017, the VIEs and Consolidated Trusts accounted for an aggregate of 92% of the consolidated total assets, and 90% of the consolidated total liabilities. Total assets not associated with the VIEs and Consolidated Trusts consist of cash and cash equivalents, accounts receivable and contract assets, net of allowance for doubtful accounts of nil, deferred tax assets, net, prepaid expenses and other current assets.

        There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs and Consolidated Trusts. However, if the VIEs were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

        The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 13 for disclosure of restricted net assets.

  Use of Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group's consolidated financial statements include share-based compensation, allowance for accounts receivables and contract assets, allocation of considerations under revenue arrangements with various performance obligations,

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

valuation allowance for deferred tax assets, fair value of guarantee liabilities, loans at fair value and payable to investors at fair value of the Consolidated Trusts.

  Revenue recognition

        The Group provides services as an online marketplace connecting borrowers and investors primarily through the use of two business models. The major products offered by the Group include Xiaoying Card Loan, Xiaoying Preferred Loan, Xiaoying Housing Loan and others. Revenue is the transaction price the Group expects to be entitled in exchange for the promised services in a contract in the ordinary course of the Group's activities and is recorded net of value-added tax ("VAT"). The three services to be accounted for are loan facilitation service, post-origination service (e.g. cash processing and collection services) and guarantee service for all loans facilitated.

        The first business model ("Direct Model") involves the Group matching borrowers with investors who directly funds the credit drawdowns to the borrowers. The Group has determined that it is not the legal lender or borrower in the loan origination and repayment process, but acting as an intermediary to bring the lender and the borrower together. Therefore, the Group does not record the loans receivable or payable arising from the loans facilitated between the investors and borrowers on its platform.

        The second business model ("Intermediary Model") involves the Group initially providing credit to borrowers using its own funds through an intermediary and subsequently selling the loans including all of the creditor rights in the loans to external investors on its platform, typically within a few days.

        Loans facilitated by the Group typically have a term of twelve months. For each loan facilitated either through the Direct Model or Intermediary Model, the Group charges a service fee, which is payable by the borrower for all three services provided. No application fee is charged to borrowers or investors. According to the contractual agreement with borrower, upon the inception of the loan the Group has the unconditional right to the entire service fee regardless of whether subsequent post-origination or guarantee services are provided by the Group or timing of repayment of the loan. The Group charges a portion of service fees upfront for certain products which is deducted from the loan proceeds at loan origination, and the remaining service fees are collected on a monthly basis. The upfront fees collected were RMB104,104,701 and RMB520,952,503(US$80,068,934) during the years ended December 31, 2016 and 2017, respectively. The Group has stopped charging upfront fees for Xiaoying Card Loan in December 2017 to comply with new regulatory requirements. The Group determines that the collection of service fees is probable as there is no material credit risk associated with the investors.

        Since September 2017, for certain Card Loans facilitated, the borrower can early repay the loans with a portion of the monthly service fees for the remaining period being waived. Starting from October 2017, the Group introduced a new product called "Professional Loan" which has a term of two to three years. This product can be repaid by borrowers at any time after three months of origination and all monthly service fees for the remaining period will be waived upon termination. The volume of this loan product was not material in 2017.

        In order to be more competitive by providing a certain level of assurance to the investors, for substantially all of the loans facilitated by the Group's platform, borrowers are required to directly sign

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

a credit insurance agreement with ZhongAn Online P&C Insurance Co., Ltd ("ZhongAn") to protect investors against the risk of borrower default.

        In 2016 and January to September 2017, substantially all of the loans facilitated by the Group's platform are insured by ZhongAn. The Group did not have direct contractual obligation to the investors for defaulted principal guarantee and interest during that period. The Group entered into a strategic cooperation agreement with ZhongAn pursuant to which ZhongAn provided insurance to the investors for the loans facilitated by the Group and reimbursed the loan principal and interest to the investor upon borrower's default. During the aforementioned period, although not contractually obligated by the agreement with ZhongAn, the Group paid ZhongAn for substantially all the defaulted loan principal and interest but have not been subsequently collected. The Group also provides direct guarantee to investors on certain loan products via its consolidated entities. The Group is compensated for this reimbursement from the contracutal service fees collected from the borrowers. Given that the Group effectively took on substantially all of the losses incurred by the investors due to borrowers' default, the Group deemed the guarantee as a service to the investors and recognizes a stand ready obligation for its guarantee exposure in accordance with ASC Topic 460, Guarantees.

        From September 2017, the Group revised its arrangement with ZhongAn on Xiaoying Preferred Loans and Xiaoying Card Loans, which are the major products offered by the Group during the period from September to December 2017. For Xiaoying Preferred Loan newly facilitated since September 2017, ZhongAn is fully liable for the borrower's credit risk. For Xiaoying Card Loan newly facilitated since September 2017, borrowers are required to enter into a guarantee agreement and an insurance agreement with the Group and ZhongAn, respectively, to pay the guarantee fee and insurance fee to the respective party at a pre-agreed rate. Upon borrower's default, ZhongAn reimburses the full loan principal and interest to the investor first, and has the right to recourse to both the borrower and the Group, but the Group's obligation at any time is capped at a certain percentage of the principal at loan facilitation as pre-agreed with ZhongAn. This cap will not be more than the contractual guarantee fee charged to the borrower by the Group across the entire portfolio. ZhongAn ultimately bears substantially all the credit risk. The Group also collects the defaulted amount from borrower on behalf of ZhongAn for both Xiaoying Preferred Loans and Xiaoying Card Loans. The Group no longer records guarantee liabilities associated with Xiaoying Preferred Loans. For Xiaoying Card Loans, the Group is exposed to the risk due to the possible time lag between the collection of guarantee fee and the compensation to ZhongAn, and the default risk retained by the Group in relation to the guarantee fee. The Group recognizes this exposure as a derivative liability in accordance with ASC Topic 815, Derivative. See accounting policy of Financial guarantee derivatives.

  Direct Model

        The Group has early adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on January 1, 2017 and has elected to apply it retrospectively for the year ended December 31, 2016.

        The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

  •
  Step 1: Identify the contract (s) with a customer

  •
  Step 2: Identify the performance obligations in the contract

  •
  Step 3: Determine the transaction price

  •
  Step 4: Allocate the transaction price to the performance obligations in the contract

  •
  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

        The Group determines its customers to be the investors. The Group considers the loan facilitation service, guarantee service and post-origination service as three separate services. Of which, the guarantee service is accounted for in accordance with ASC Topic 460, Guarantees. While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Group's promises to deliver the services are separately identifiable from each other in the contract.

        The Group determines the total transaction price to be the service fees chargeable from the borrowers. The Group's transaction price includes variable consideration in the form of collection risk of the borrowers and prepayment risk for certain products. The Group reflects, in the transaction price the borrower credit risk and prepayment risk and estimates variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the collection percentage of the borrowers. The transaction price is allocated amongst the guarantee service and two performance obligations.

        The Group first allocates the transaction price to the guarantee liabilities, if any, in accordance with ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation. Then the remaining considerations are allocated to the loan facilitation services and post-origination services using their relative standalone selling prices consistent with the guidance in ASC 606. The Group does not have observable standalone selling price information for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group. As a result, the estimation of standalone selling price involves significant judgment. The Group uses expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services and post-origination services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group's services, and other market factors.

        For each type of service, the Group recognizes revenue when (or as) the entity satisfies the service/ performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation are recognized at the time a loan is originated between the investor

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

and the borrower and the principal loan balance is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided to the investors. Revenues from guarantee services are recognized through performance of the guarantees (by making payments for defaults) or at the expiry of the guarantee term. Except for certain loan products offered since September 2017, the collection of service fees is not conditional on the provision of subsequent post-origination or guarantee services. Service fees are collected on a monthly basis in equal payments for most products. For certain selected products, upfront fee is deducted from loan proceeds at origination and the remaining consideration is collected in equal payments on a monthly basis. When the upfront fee is not sufficient to cover the fair value of guarantee liabilities or relative standalone selling price of facilitation services performed, a corresponding accounts receivable or contract asset is recognized (see accounting policy for Accounts receivable and contract assets). The Group has stopped charging upfront fees for Xiaoying Card Loan in December 2017.

  Intermediary Model

        During the years ended December 31, 2016 and 2017, to increase matching rate and enhance borrowers' experience, the Group provides credit to borrowers' using its own funds first and then transfers the loans (including the creditor rights) to third party investors including individuals, corporations, and institutional funding partners, typically within a few days. The Group does not have intention to retain the loans as investment but to provide temporary funding to bridge the facilitation services such that the borrowers can immediately obtain funds. Due to limitations imposed by the PRC laws and regulations, the Group appointed several senior management (the "Intermediary") to act as an intermediary to facilitate such loan facilitation services. Sometimes, the process also involves a special purpose vehicle formed by the Group between the Intermediary and the ultimate third party investor as certain investors may have legal limitation on acquiring loans from individuals. These special purpose vehicles are consolidated under the VIE model by the Group (see Note 1).

        Under the Intermediary business model, the Intermediary acts as an agent for the Group and the Group further provides the funds that are loaned to borrowers. The Group directs the Intermediary in all activities related to the origination of the loans and transfer of the funds to the borrowers. The Group agrees to take predominantly all the risk arising from potential breaches of agreement by the borrowers receiving financing.

        Additionally, the Intermediary's role is restricted to signing agreements with borrowers and investors at the direction of the Group and the Intermediary has no obligation to make any repayment to the investors and never puts his own fund at risk. Consequently, the Intermediary is considered an agent of the Group. Through the Intermediary, the Group provides financing to borrowers on their platform and the loans are initially recorded on the consolidated balance sheet as loans held for sale. These loans carry the same insurance agreement with ZhongAn as loans facilitated under the Direct Model, which is attached to the loan and transfers along with the loan. The Group also charges service fees in the same manner as loans facilitated under the Direct Model.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

Intermediary Model—Transferred to Non-Institutional Investors

        The transfer of loans (including the creditor rights) to external investors other than institutional funding partners is accounted for as a true sale under ASC 860 (see accounting policy under "Sales and Transfers of Financial Instruments"). Upon sale, the Group records a guarantee liability in accordance with ASC 460 in relation to the on-going guarantee services to be provided to the investors through the arrangement with ZhongAn, consistent with the loans facilitated under the Direct Model. The Group continues to provide post-origination services to the loans subsequent to their sale in the same manner as the Group services the loans facilitated under the Direct Model. No additional service fee is charged. Similar to the loans facilitated under the Direct Model, the Group charges and collects service fees from the borrowers in relation to the transferred loans on a monthly basis. The difference between (1) the proceeds received from the investors and accounts receivable and contract assets (see accounting policy on "Accounts receivable and contract assets and allowance for uncollectible accounts receivable and contract assets") and (2) the sum of the carrying value of the loans and the fair value of the guarantee liability is recognized as a gain of sale, which effectively represents the service fees earned from facilitation of the loans under Intermediary Model, as the "Loan facilitation service—Intermediary Model" in the consolidated statements of comprehensive income (loss). The subsequent accounting for post-origination service and guarantee services is consistent with that for loans facilitated under the Direct Model.

Intermediary Model—Institutional Investors

        If the external investors are institutional investors, the transfer of loans under the Intermediary Model involves transferring the loans to a trust formed and operated by unrelated third party trust companies. The products facilitated through the trusts primarily consisted of Xiaoying Housing Loan in 2016, and Xiaoying Housing Loan, Xiaoying Preferred Loan and Xiaoying Card Loan in 2017. Loan principal and interests collected from monthly installments are immediately reinvested into new loans upon collection and the principal plus a pre-agreed fixed return is made to investors by the trusts at the end of the term of the trusts. The Group consolidates such trusts under the VIE model (see accounting policy on "Consolidated Trusts"). The Group also elects to apply fair value option to these loans at the date of origination. Loans transferred to Consolidated Trusts do not qualify for sales accounting as the transfer is to a consolidated subsidiary. The loans are recorded as "Loans at fair value" in the consolidated balance sheets. The Group recognizes as revenue under "financing income" the service fees and interests charged to the borrowers over the lifetime of the loans using effective interest method.

        Loans that were not yet transferred to external investors (other than institutional investors) as of December 31, 2016 and 2017 amounted to RMB157,551,538 and RMB768,638,420 (US$118,137,562) respectively and was recorded in "Loans held for sale" in the consolidated balance sheets.

        The online Intermediary Model ceased in April 2017 and the offline Intermediary Model with funding from banking financial institution partners ceased after December 31, 2017 to comply with the recently promulgated regulatory requirements. The Group continues the operations through the offline Intermediary Model with funding from other partners to the extent permitted under applicable laws and regulations in 2018.

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

  Disaggregation of revenues

        All of the Group's revenue for the years ended December 31, 2016 and 2017 were generated from PRC China. The following table illustrates the disaggregation of revenue by product the Group offered in 2017:

2016	Loan facilitation service-direct model (RMB)	Loan facilitation service- Intermediary Model (RMB)	Post-origination service (RMB)	Financing income (RMB)	Other revenue (RMB)	Total (RMB)
Major products
Xiaoying Card Loan	1,015,843	33,188,203	875,458	2,596,048	906,370	38,581,922
Xiaoying Preferred Loan	1,680,537	50,006,270	2,527,526	8,287,944	740,935	63,243,212
Xiaoying Housing Loan	—	33,330,164	1,573,126	16,925,206	729,727	52,558,223
Internet channel(1)	508,291	16,434,758	673,459	822,305	191,316	18,630,129
Other loan products	1,115,360	36,063,295	2,469,430	1,868,659	162,329	41,679,073
Other service(2)	—	—	—	—	7,513,974	7,513,974

Total	4,320,031	169,022,690	8,118,999	30,500,162	10,244,651	222,206,533

2017	Loan facilitation service-Direct Model (RMB)	Loan facilitation service- Intermediary Model (RMB)	Post-origination service (RMB)	Financing income (RMB)	Other revenue (RMB)	Total (RMB)
Major products
Xiaoying Card Loan	974,817,992	44,245,343	35,927,096	18,311,559	15,234,799	1,088,536,789
Xiaoying Preferred Loan	40,811,011	196,174,136	7,846,064	39,946,531	6,432,165	291,209,907
Xiaoying Housing Loan	—	16,415,515	276,564	66,723,545	21,410,597	104,826,221
Internet channel(1)	56,931,619	2,748,428	1,640,664	2,576,028	4,741,527	68,638,266
Other loan products	25,428,749	11,916,390	1,115,794	3,182,486	784,048	42,427,467
Other service(2)	—	—	—	—	23,596,048	23,596,048

Total	1,097,989,371	271,499,812	46,806,182	130,740,149	72,199,184	1,619,234,698

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

2017	Loan facilitation service-Direct Model (US$)	Loan facilitation service- Intermediary Model (US$)	Post-origination service (US$)	Financing income (US$)	Other revenue (US$)	Total (US$)
Major products
Xiaoying Card Loan	149,826,782	6,800,385	5,521,894	2,814,435	2,341,546	167,305,042
Xiaoying Preferred Loan	6,272,538	30,151,413	1,205,918	6,139,669	988,606	44,758,144
Xiaoying Housing Loan	—	2,523,018	42,507	10,255,221	3,290,749	16,111,495
Internet channel(1)	8,750,230	422,426	252,165	395,928	728,759	10,549,508
Other loan products	3,908,327	1,831,516	171,494	489,139	120,506	6,520,982
Other services(2)	—	—	—	—	3,626,645	3,626,645

Total	168,757,877	41,728,758	7,193,978	20,094,392	11,096,811	248,871,816

(1)
Represents loans facilitated to borrowers referred by other platforms

(2)
Primarily consists of technology service fees received from ZhongAn for promoting its insurance products on the Group's online platform

  Contract balance

        The Group historically did not record any contract liability and did not enter into contracts with customers that were greater than one year for substantially all products for the year ended December 31, 2016 and 2017. The Group did not record any contract asset prior to September 2017. For certain Card Loan products facilitated since September 2017, the borrower can early repay the loans and a portion of the monthly service fees for the remaining term will be waived. The Group does not have unconditional right to the consideration at the loan inception and records a corresponding contract asset when recognizing revenue from facilitation service. The contract assets as of December 31, 2016 and 2017 are nil and RMB128,351,713 (US$19,727,297), respectively. Remaining unsatisfied performance obligations as of December 31, 2016 and 2017 pertained to post-origination service in the amount of RMB7,866,607 and RMB30,504,028 (US$4,688,383) respectively. Revenue recognized in 2016 and 2017 from obligations satisfied (or partially satisfied) in prior periods was nil and RMB7,866,607 (US$1,209,075) respectively, primarily due to changes in transaction price estimates.

  Incentives to investors

        To expand its market presence, the Group provides incentives to investors in a variety of forms that either reduces the amount of investment required to purchase financial products or entitles them to receive higher interest rates in the products they purchase. During the relevant incentive program period, the Group sets certain thresholds for the investor to qualify to enjoy the incentive. Such incentives are accounted for as a reduction of revenue in accordance with ASC 606.

  Financing income

        Financing income consists primarily the financing fees the Group charges for the loans facilitated through the Consolidated Trusts, including interest income and service fees generated from providing loan facilitation, guarantee and post-origination services to the investors of the Consolidated Trusts and are recorded as revenue over the life of the underlying financing using the effective interest method. Financing income also includes interest income from loans held for sale that have not yet been transferred to external investors under the Intermediary Model.

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

  Other revenue

        Other revenue primarily includes penalty fees for loan prepayment and late payment, and service fee for transferring loans between investors on the Group's platform. The penalty fees, which are fees paid to the Group, will be received as a certain percentage of past due amounts in the case of late payments or a certain percentage of interest over the prepaid principal loan amount in the case of prepayment. Penalty fees are contingency-based variable considerations and constrained by the occurrence of delinquency or prepayment. They are recognized when the uncertainty associated with the variability is resolved, that is, when the underlying event occurs and the fees are collected. The service fees for transferring loans between investors are recognized when the transfer is completed and service fees are collected from the investors.

        The Group is also entitled to technology service fees every month from ZhongAn for promoting its insurance products on the online financing platform. The service fees are recognized ratably during the period of the services.

  Sales and transfers of financial instruments

        Sales and transfers of financial instruments are accounted under authoritative guidance for the transfers and servicing of financial assets and extinguishment of liabilities. Specifically, a transfer of a financial asset, a group of financial assets, or a participating interest in a financial asset is accounted for as a sale only if all the following conditions are met:

          1.     The financial assets are isolated from the transferor and its consolidated affiliates as well as its creditors;

          2.     The transferee or beneficial interest holders have the right to pledge or exchange the transferred financial assets; and

          3.     The transferor does not maintain effective control of the transferred asset.

        Under the Intermediary Model, the Group, through its Intermediary, facilitates credits to borrowers and subsequently transfers the loans (including the creditor rights) to third party investors at face value, typically within 1 to 3 days.

        When the loan (including the creditor rights) is transferred, the transferee becomes the direct counterparty to the borrower and the legal record holder of the loan upon transfer. The transfer is accounted for as a sale, as (1) the transferred loans are considered legally isolated from the assets of the Group and its creditors even in the bankruptcies under the PRC laws and regulations, (2) the investors (transferees) can freely pledge or exchange the transferred loans, and (3) the Group does not maintain effective control over the transferred loans. The cash flows related to the origination and transfer of these loans are presented as "Origination of loans held for sale" and "Sale of loans held for sale", respectively, within operating cash flows in the consolidated statement of cash flows.

        For certain loans facilitated through the Intermediary Model, borrowers are required to pledge properties to one of the Group's consolidated VIE entities (other than the Intermediary or the SPV conducting the facilitation and transfer of the loan) as collateral for the guarantee that the Group is providing to ZhongAn against borrower's default. It is a separate arrangement with different

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

counterparties from the loan provided by the Group. While the loan (including creditor's rights) is transferred to third party investors, the lien remains under the Group's name and in security for the Group agreeing to provide the guarantee to ZhongAn. The holding of the lien does not affect the creditor's right in the loan being fully transferred. Provided all aforementioned conditions under sales accounting are met, the transfer of such loans with collateral are accounted for as a sale.

  Foreign currency translation

        The functional currency of X Financial is in US dollars ("US$"). The functional currency of the Group's subsidiaries and VIEs in the PRC is Renminbi ("RMB"). The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters. The Group also uses RMB as its reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Translation gains and losses are recognized in the statements of comprehensive income (loss).

        The Company with functional currency of US$ translates its operating results and financial positions into RMB, the Group's reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component in the statements of comprehensive income (loss).

  Guarantee liabilities

        The Group has an investor guarantee service which is primarily executed through co-operation with a third party insurance provider, ZhongAn. The Group also provides direct guarantee to investors on certain loan products via its consolidated entities. If a borrower defaults, the Group makes its best efforts to collect the default loan. The Group directly or through ZhongAn makes payment to the defaulted principal and interest to each investor based on actual losses realized. Under the arrangement with ZhongAn, prior to September 2017, ZhongAn initially reimbursed the loan principal and interest to the investor upon the borrower's default. In order to maintain stable business relationship with ZhongAn, although not contractually obligated, the Group compensated ZhongAn for actual lossess incurred based on defaulted principal and interest. At the inception of each loan, the Group recognizes the guarantee liability at fair value in accordance with ASC 460-10. Subsequent to the loan's inception, the guarantee liability is measured using a combination of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when the Group is released from the underlying risk, meaning when the loan is repaid by the borrower or when the investor is compensated in the event of a default through ZhongAn, who in turn is compensated by the Group at its discretion. This component is a stand-ready obligation which is not subject to the probable threshold used to record a contingent obligation. When the Group is released from the stand-ready liability upon expiration of the underlying loan, the Group records a corresponding amount as "Other revenue" in the consolidated statement of comprehensive income. The other component is a contingent liability

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FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

determined on a pool basis, representing the obligation to make future payments under the Company's arrangement with ZhongAn in excess of the stand-ready liability and is measured using the guidance in ASC Topic 450, Contingencies. The ASC Topic 450 contingent component is calculated based on probable loss considering the actual historical performance and current conditions, recognized as part of operating expenses in the consolidated statement of comprehensive income. At all times the recognized liability (including the stand-ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio.

        The guarantee liability recorded at loan inception was estimated based on the Group's expected payouts and also incorporating a markup margin. The expected future payouts were estimated based on expected delinquency rates and collection rates for each product type, taking into consideration of historical loss experiences. The expected future payouts take into account missed payments initially compensated by ZhongAn within two business days from borrowers' payment due date.

        The approximate term of the guarantee service correlates directly with the term of the loan product. As such, for predominantly all loans, the approximate term for guarantee service is for a period of 12 months or less.

        From August 2017, the Group entered into a new arrangement with a third party asset management company to obtain a back-to-back guarantee for an identified portfolio of Xiaoying Housing Loan products with total principal outstanding of RMB1,444,490,000 (US$222,014,048). The third party asset management company has the commitment to compensate the Group for the actual losses incurred on any loan within the portfolio upon default by the borrower and will acquire the creditor's rights and the associated collateral of the underlying loan from the Group upon settlement. The Group pays 0.6% of the portfolio amount as service fee to the asset management company for providing such services and accouts for as part of origination and servicing cost. As of December 31, 2017, no loan within the portfolio was defaulted or was transferred to the asset management company.

  Financial guarantee derivative

        Starting from September 2017, for newly facilitated Xiaoying Card Loans, the Group's exposure to borrowers' credit risk is capped at a certain percentage of the principal at loan facilitation as pre-agreed with ZhongAn, which will not be more than the contractual guarantee fee charged to the borrower by the Group across the entire portfolio. See accounting policy in Revenue Recognition. The financial guarantee is accounted for as a credit derivative under ASC 815 because the scope exemption in ASC 815-10-15-58 is not met. The guarantee liability is remeasured at each reporting period. The change in fair value of the guarantee liability is recorded as a change in fair value of financial guarantee derivative liabilities in the consolidated statements of comprehensive income. When the Company settles the guarantee liability through performance of the guarantee by making requisite payments to ZhongAn, the Company records a corresponding deduction to the guarantee liability.

        The Group uses the discounted cash flow model to value these financial guarantee derivatives at inception and subsequent valuation dates. This discounted cash flow model incorporates assumptions such as the expected delinquency rates and discount rate. The expected delinquency rate is estimated by taking into consideration of historical loss experiences. The discount rate is determined based on the market rates.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

        As of December 31, 2017, the maximum potential undiscounted future payment the Group would be required to make is RMB 218,486,633 (US$33,580,781).

  Fair value

        Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

        Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

  •
  Level 1—inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.

  •
  Level 2—inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  •
  Level 3—inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair value are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

  Cash and Cash Equivalents

        Cash and cash equivalents primarily consist of cash on hand and cash in bank which are highly liquid. As of December 31, 2017, cash equivalents were comprised of investments in time deposits with maturities of three months or less and money market funds stated at cost plus accrued interest. All cash and cash equivalents are unrestricted as to withdrawal and use.

  Restricted Cash

        Restricted cash represents cash held by the Consolidated Trusts through segregated bank accounts which can only be used by the trusts to specified activities as stipulated in the trust agreements. Cash in the Consolidated Trusts is not available to fund the general liquidity needs of the Group.

  Accounts receivable and contract assets and allowance for uncollectible accounts receivable and contract assets

        Accounts receivable and contract assets consist of accounts receivable and contract assets from both the facilitation and guarantee service in relation to loans facilitated under both Direct and

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

Intermediary Models. Contract assets represent the Group's right to consideration in exchange for facilitation services that the Company has transferred to the customer before payment is due. The Group only recognizes accounts receivable and contract assets to the extent that the Group believes it is probable that they will collect substantially all of the consideration to which it will be entitled in exchange for the services transferred to the customer.

        Accounts receivable and contract assets from facilitation service is stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. The Company is authorized by the investor to earn service fees which are charged directly from the borrowers. When a borrower makes a monthly payment, the Company is entitled to deduct the service fees first and transfer the remainder to the investor as interest and principal payment. The substantive credit risk is with the borrower. However, the uncertainty associated with borrowers' credit risk has been considered as a form of implicit price concession in determining the transaction price. As such, the credit risk is substantially mitigated and no material allowance associated with accounts receivable and contract assets from facilitation services is needed.

        Accounts receivable from guarantee service is recognized initially at loan inception that corresponds to the guarantee liability recognized. It is accounted for as a financial asset and is measured at fair value of the corresponding guarantee liability at inception. Refer to accounting policy for Guarantee liabilities. The receivable is reduced by the amount of service fees collected each month that is allocated to the guarantee service. At each reporting date, the Company estimates the future cash flows and assesses whether there is any indicator of impairment. If the carrying amount exceeds the expected cash to be received, an impairment loss is recorded and is reported under provision for contingent guarantee liabilities in the statements of comprehensive income.

        The following table presents the accounts receivable and contract assets from facilitation services and guarantee services as of December 31, 2016 and 2017, respectively:

	As of December 31,	As of December 31,
	2016.12.31	2017.12.31
	RMB	RMB	US$
Accounts receivable from facilitation services	85,506,630	554,745,797	85,262,868
Accounts receivable from guarantee services	54,349,656	427,850,406	65,759,403
Contract assets from facilitation service	—	128,351,713	19,727,297

Total	139,856,286	1,110,947,916	170,749,568

        No accounts receivable and contract assets was overdue as of December 31, 2016 or 2017.

  Loans held for sale

        From time to time, the Group provides credits to borrowers using its own fund first to enhance borrowers' service satisfaction and transfers the loans to third party investors on its platform immediately thereafter (typically within 1 to 3 days). These loans are accounted for as held for sale at lower of cost or fair value, as the Group does not have intention to hold the loans for the foreseeable

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

future. During the period presented, the direct origination costs were inconsequential and were expensed as incurred.

  Loans and payable to investors of Consolidated Trusts

        The Group has elected the fair value option for the loan assets and liabilities of the Consolidated Trusts that otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition. The Group estimates the fair value of loans and payable using a discounted cash flow valuation methodology by discounting the estimated future net cash flows using an appropriate discount rate. The future net cash flows are estimated based on contractual cash flows, taking into consideration of estimated delinquency rate and collection rate of the loans, and the pre-determined cap of the Group's guarantee exposure for certain products. Changes in fair value of loans and payable to investors are reported net as recorded in "Fair value adjustments related to Consolidated Trusts" in the consolidated statement of comprehensive income. See Note 4 for further disclosure on financial instruments of the Consolidated Trusts for which the fair value option has been elected.

Loan receivable from Xiaoying Housing Loans

        The Group guarantees or jointly guarantees with ZhongAn on borrowers' defaults to the investors of Xiaoying Housing Loan products and obtains a collateral from the borrowers for such guarantees. Upon default of the loan, the Group obtains the creditor's right of the underlying loan and records loan receivable upon payment of compensation for defaulted loan principal and interest. Loan receivable is recorded in 'Other non-current assets' in the consolidated balance sheets as the collection cycle typically will be more than one year.

        Loan receivable for Xiaoying Housing Loan is recorded based on the present value of the expected amount to be collected from the exercise of the collateral right, which approximates its acquisition cost. Given the deterioration of the credit related to those loans upon acquisition, the Group determined that those loans are in non-accrual status and should only recognize related service and penalty fees upon cash received in other revenues.

        Allowance for loan principal and interest receivables is established through periodic charges to the provision for loan receivable when the Group believes that the future collection of defaulted loan principal and interest is unlikely. The Group expects the proceedings from exercise of the collateral right can fully recover the compensation made for defaulted loan principal and interest, therefore, there were no allowance made during the years ended December 31, 2016 and 2017.

        The outstanding balance of loan receivable for Xiaoying Housing Loan were RMB6,450,120, RMB21,096,896 and RMB197,595,942 (US$30,369,940) as of January 1, 2016, December 31, 2016 and December 31, 2017, respectively. The contractually required payment receivable for loans acquired during 2016 and 2017 was RMB17,962,479 and RMB194,912,711 (US$29,957,535), respectively, which are expected to be fully collected. The outstanding undiscounted balance including the principal, interest, fees, penalties under loan receivable were RMB23,430,252 and RMB219,450,422 (US$33,728,912), as of December 31, 2016 and 2017, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

  Property and equipment, net

        Furniture and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computer and transmission equipment	3 years
Furniture and office equipment	5 years
Motor vehicles	4 years
Leasehold improvements	Over the shorter of the lease term or expected useful lives

        Gains and losses from the disposal are included in 'Non-operating income, net'.

  Intangible assets

        Intangible assets represent domain name and purchased computer software. These intangible assets are amortized on a straight line basis over their estimated useful lives of the respective assets, which varies from 2-10 years.

  Impairment long-lived assets and intangible assets

        Long-lived assets including intangible assets with definite lives, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. The Group measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2016 and 2017.

  Long-term investments

        The Group accounts for long-term investments using either the cost or equity method of accounting depending upon whether the Group has the ability to exercise significant influence over investments. As part of this evaluation, the Group considers the participating and protective rights in the investments as well as its legal form.

        The Group uses the equity method of accounting for the long-term investments when the Group has the ability to significantly influence the operations or financial activities of the investee. The Group record the equity method long-term investments at historical cost and subsequently adjusts the carrying amount each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments.

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

        The Group records the cost method long-term investments at historical cost and subsequently record any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments.

        Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

        During the year ended December 31, 2017, the Group invested RMB15,000,000 (US$2,305,458) in cash for 10% of the equity interest in a private entities. The Group also invested RMB40,000,000 (US$6,147,887) in cash for 40% of the equity interest through nominee arrangement where the Group obtained all shareholder rights associated with the 40% equity holdings through contractual agreements with the nominal shareholder as the Group currently does not meet certain regulatory requirements to directly invest in such investee company. As the Group has significant influence over the two private entities through its representation on the boards, the investments were accounted for using the equity method.

        During the year ended December 31, 2016, the Group invested RMB15,000,000 in cash for 2.78% of the equity interest in a PRC private entity operating computer services, advisory, and online merchandise services. As the Group did not have significant influence over the investee, the investment were accounted for using the cost method. During the year ended December 31, 2017, the Group disposed the investment to a third party for a cash consideration of RMB16,500,000. The gain on disposal of RMB1,500,000 was recorded in "Investment income (loss), net" in the consolidated statements of comprehensive income (loss).

  Deposit payable to channel cooperators

        The Group co-operates with selected Fintech and other financial companies by connecting the borrowers referred by those companies to investors on the Group's platform. As part of the arrangements, the selected companies also provide credit enhancements on the loans facilitated to the borrowers referred by them and are required to pay a certain amount of cash as deposit to the Group, from which the Group is entitled to deduct if they fail to compensate the defaulted loans on a timely basis. Any remaining balance of the deposit is released upon expiry of the co-operation agreements. As of December 31, 2016 and 2017 the total deposit amount that the Group received from the Fintech and other financial companies was RMB191,494,748 and RMB134,262,319 (US$20,635,741) respectively.

  Employee defined contribution plan

        Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care,

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on a certain percentage of the employee's salaries. The Group has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB26,219,062 and RMB 66,739,619 (US$10,257,691) for the years ended December 31, 2016 and 2017 respectively.

  Advertising cost

        Advertising costs are expensed as incurred in accordance with ASC 720-35 Other Expense—Advertising costs. Advertising costs were RMB26,445,059 and RMB68,838,176 (US$10,580,234) for the years ended December 31, 2016 and 2017 respectively. Advertising costs are included in sales and marketing expense in the consolidated statements of comprehensive income (loss).

  Origination and servicing expense

        Origination and servicing expense consists primarily of variable expenses and vendor costs, including labor costs, costs related to credit assessment, borrower acquisitions, payment processing services, fees paid to third party collection agencies, as well as interest expense paid to institutional investors of the Consolidated Trusts.

  Income taxes

        Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

        Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more like than not that a portion of or all of the deferred tax assets will not be realized.

        The Group accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2016 and 2017.

  Value added taxes ("VAT")

        The Group is subject to VAT at the rate of 6% given that they are classified as a general tax payer. VAT is reported as a deduction to revenue when incurred and amounted to RMB 19,546,622 and RMB171,842,393 (US$26,411,692) for the years ended December 31, 2016 and 2017 respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expense and other liabilities on the consolidated balance sheets.

  Segment information

        The Group uses management approach to determine operation segment. The management approach considers the internal organization and reporting used by the Group's chief operating decision maker ("CODM") for making decisions, allocation of resource and assessing performance.

        The Group's CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single segment.

        All of the Group's revenue for the years ended December 31, 2016 and 2017 were generated from the PRC. As of December 31, 2016 and 2017, all of long-lived assets of the Group were located in the PRC.

        As the Group generates all of its revenues in the PRC, no geographical segments are presented.

  Operating leases

        Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are recognized on a straight-line basis over the lease term. Certain of the operating lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term.

  Net income (loss) per share

        Basic income (loss) per share is computed by dividing net income (loss) attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Ordinary share equivalents of stock options are calculated using the treasury stock method. However, ordinary share equivalents are not included in the denominator of the diluted earnings per

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

  Share-based compensation

        Share-based payment transactions with employees, such as share options, are measured based on the grant date fair value of the awards, with the resulting expense generally recognized on a straight-line basis in the consolidated statements of income over the period during which the employee is required to perform service in exchange for the award.

        The Group has early adopted ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which among other items, provides an accounting policy election to account for forfeitures as they occur, rather than to account for them based on an estimate of expected forfeitures. The Group has elected to account for forfeitures as they occur and applied it retrospectively for the year ended December 31, 2016.

  Certain risks and concentrations

        As of December 31, 2016 and 2017, substantially all of the Group's cash and cash equivalents were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality.

        Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable and contract assets is mitigated through the Group's consistent credit risk management framework to the entire portfolio of loans in accordance with ASC 450-20.

        Credit of loans held for sale and loans at fair value is controlled by the application of credit approval, limit and monitoring procedures.

        No investor represented greater than 10% or more of the total net revenues for the years ended December 31, 2016 and 2017.

  Recent accounting pronouncements

        In January 2016, the Financial Accounting Standard Board ("FASB") issued ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" This guidance revises the accounting related to the classification and measurement of investments in equity securities as well as the presentation for certain fair value changes in financial liabilities measured at fair value, and amends certain disclosure requirements. The guidance requires that all equity investments, except those accounted for under the equity method of accounting or those resulting in the consolidation of the investee, be accounted for at fair value with all fair value changes recognized in income. For financial liabilities measured using the fair value option, the guidance requires that any change in fair value caused by a change in instrument-specific credit risk be presented separately in other comprehensive income until the liability is settled or reaches maturity. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2017, with early adoption permitted for certain provisions. A reporting entity would generally record a cumulative-effect adjustment to beginning retained earnings as of the beginning of

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

the first reporting period in which the guidance is adopted. The Group does not expect the adoption of ASU 2016-01 to have a significant impact on the consolidated financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In November 2017, the FASB tentatively decided to amend certain aspects of ASC 2016-02 in an attempt to provide relief from the costs of implementing the standards which included not having to restate comparative periods in the period of adoption of the new standard and electing not to separate lease and nonlease components when certain conditions are met. The Group is currently evaluating the impact ASU 2016-02 will have on the Group's consolidated financial statements, and expects that majority of existing operating lease commitments will be recognized as operating lease obligations and right-of-use assets as a result of the adoption.

        In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group's portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application of the pending content that links to this paragraph is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

        In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Payments. The primary purpose of the ASU is to reduce the diversity in practice that has resulted from the lack of consistent principles on this topic. For public business entities, the guidance in the ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted for all entities. Entities must apply the guidance retrospectively to all periods presented but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. The Group does not expect the adoption to have a significant impact on its consolidated financial statements.

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2. Summary of significant accounting policies (Continued)

        In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. Earlier adoption is permitted. The amendments in this Update should be applied using a retrospective transition method to each period presented. The Group elected to early adopt this guidance on a retrospective basis and have applied the changes to the consolidated statement of cash flows starting from the year ended December 31, 2016.

        In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. This ASU provides clarity and reduce both diversity in practice and cost and complexity when applying the guidance in Topic 718 to a change to the terms and conditions of a share-based payment award. This guidance is to be applied prospectively to an award modified on or after the adoption date. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The Group does not expect the adoption to have a significant net impact on its consolidated financial statements.

  Translation into United States Dollars

        The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.5063, on December 29, 2017, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 29, 2017, or at any other rate.

3. Prepaid expense and other current assets

        Prepaid expense and other current assets consist of the following:

	As of December 31,	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Prepayment to ZhongAn(1)	31,863,048	40,602,582	6,240,502
Interest receivable of Consolidated Trusts	16,283,771	8,346,198	1,282,787
Payable on behalf of third parties	4,855,163	5,463,497	839,724
Others	16,970,929	27,687,372	4,255,472

Total	69,972,911	82,099,649	12,618,485

(1)
The Company cooperates with ZhongAn Online P&C Insurance Co., Ltd. ("ZhongAn") to provide guarantee service to investors in case of the borrower's default. ZhongAn initially reimburses the loan principal and interest to the investor upon borrowers' default. The Group at its discretion compensates ZhongAn for substantially all the defaulted loan principal and interest that have not been subsequently collected. The prepayment represents the amount paid to ZhongAn before contractual settlement with ZhongAn, which is conducted on a quarterly basis.

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

4. Fair value of assets and liabilities

        For a description of the fair value hierarchy and the Group's fair value methodologies, see "Note 2—Summary of Significant Accounting Policies".

        The Group measures its guarantee liabilities at inception at fair value. As the Group's guarantee liabilities are not traded in an active market with readily observable prices, the Group uses significant unobservable inputs to measure the fair value of guarantee liabilities. Guarantee liabilities are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement.

        The Group estimates the fair value of the guarantee liabilities by estimating expected future payouts based on estimates of expected delinquency rate, collection rates and also by incorporating a markup margin. A discounted cash flow methodology was used to estimate the fair value of the guarantee liabilities. The significant unobservable inputs used in the fair value measurement of guarantee liabilities include the expected net accumulative expected loss rates applied in the valuation models which ranged from 0% to 8.43% depending on the type of product. The expected collection rate of defaulted loans was based on the average historical collection rate of the Group's products. These inputs in isolation can cause significant increases or decreases in fair value. Increase in the expected delinquency rates can significantly increase the fair value of guarantee liabilities; conversely a decrease in the expected delinquency rates can significantly decrease the fair value of guarantee liabilities. When a discounted cash flow model is used to determine fair value, the significant input used in the valuation model is the discount rate applied to present value the projected cash flows which is based on market rates. The Group also estimated the markup margin by looking at several comparable business models. As of December 31, 2016 and 2017 the balance of the guarantee liabilities was RMB100,661,452 and RMB545,169,033 (US$83,790,945) respectively.

        Refer to Note 8 for additional information about guarantee liabilities for the years ended December 31, 2016 and 2017.

  Financial Instruments Recorded at Fair Value on a Recurring Basis

        The following tables present the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

December 31, 2016	Level 1 (RMB)	Level 2 (RMB)	Level 3 (RMB)	Balance at Fair Value (RMB)
Assets
Loans at fair value	—	—	723,746,021	723,746,021
Total assets	—	—	723,746,021	723,746,021
Liabilities
Payable to investors at fair value	—	—	(728,104,511)	(728,104,511)
Total liabilities	—	—	(728,104,511)	(728,104,511)

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

4. Fair value of assets and liabilities (Continued)

December 31, 2017	Level 1 (RMB)	Level 2 (RMB)	Level 3 (RMB)	Balance at Fair Value (RMB)
Assets
Loans at fair value	—	—	667,838,880	667,838,880
Total assets	—	—	667,838,880	667,838,880
Liabilities
Payable to investors at fair value	—	—	(667,080,871)	(667,080,871)
Financial guarantee derivative	—	—	(53,260,916)	(53,260,916)
Total liabilities	—	—	(720,341,787)	(720,341,787)

December 31, 2017	Level 1 (US$)	Level 2 (US$)	Level 3 (US$)	Balance at Fair Value (US$)
Assets
Loans at fair value	—	—	102,644,957	102,644,957
Total assets	—	—	102,644,957	102,644,957
Liabilities
Payable to investors at fair value	—	—	(102,528,451)	(102,528,451)
Financial guarantee derivative	—	—	(8,186,053)	(8,186,053)
Total liabilities	—	—	(110,714,504)	(110,714,504)

        The Group uses the discounted cash flow model to value the financial guarantee derivatives. Significant unobservable inputs applied in the discounted cash flow model included expected delinquency rates, and discount rate, which was 8.43%, and 6.75% for the year ended December 31, 2017.

        The following table sets forth the Group's financial guarantee derivative movement activities for the year ended December 31, 2017.

	Derivative liabilities
	RMB	US$
Balance at December 31, 2016	—	—
Initial recognition	18,110,752	2,783,572
Guarantee service fee received from borrowers	44,422,222	6,827,570
Compensation paid to ZhongAn	(9,272,058)	(1,425,089)

Balance at December 31, 2017	53,260,916	8,186,053

Changes in fair value related to balance outstanding at December 31, 2017	18,110,752	2,783,572

        The Group has elected the fair value option for the loan assets and liabilities of the Consolidated Trusts that otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition.

        As the Group's loans and payable to investors in the Consolidated Trusts do not trade in an active market with readily observable prices, the Group uses significant unobservable inputs to measure the fair value of these assets and liabilities. Financial instruments are categorized in the Level 3 valuation

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

4. Fair value of assets and liabilities (Continued)

hierarchy based on the significance of unobservable factors in the overall fair value measurement. At December 31, 2016 and 2017, the discounted cash flow methodology is used to estimate the fair value of loans and payables to investors.

        As of December 31, 2016 and 2017, the significant unobservable inputs used in the fair value measurement of the loans and payables to investors of the Consolidated Trusts include the discount rate, net accumulative expected loss. These inputs in isolation can cause significant increases or decreases in fair value. Increases or decrease in the discount rate can significantly impact the fair value results. The discount rate is determined based on the market rates.

  Significant Unobservable Inputs

Financial Instrument	Unobservable Input	December 31, 2016 Range of Inputs Weighted-Average	December 31, 2017 Range of Inputs Weighted-Average
Loans and payable to investors at fair value	Discount rates	6.85%	6.75%
	Net cumulative expected loss rates(1)	0.60%	2.05%

(1)
Represents the net of delinquency rate and collection rate, expressed as a percentage of the loan volume.

        The following table presents additional information about Level 3 loans and payable to investors measured at fair value on a recurring basis for the years ended December 31, 2016 and 2017. Changes in fair value of loans and payable to investors are reported net as "Fair value adjustments related to Consolidated Trusts" in the consolidated statements of comprehensive income.

Loans at fair value
RMB
Balance at December 31, 2015	—
Origination of loan principal	770,000,000
Collection of principal	(1,370,643,007)
Reinvestment of principal	1,360,643,007
Change in fair value	(36,253,979)

Balance at December 31, 2016	723,746,021

Changes in fair value related to balance outstanding at December 31, 2016	(36,253,979)

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

4. Fair value of assets and liabilities (Continued)

Payable to investors at fair value of the Consolidated Trusts
RMB
Balance at December 31, 2015	—
Initial contribution	770,000,000
Principal payment	(10,000,000)
Change in fair value	(31,895,489)

Balance at December 31, 2016	728,104,511

Changes in fair value related to balance outstanding at December 31, 2016	(31,895,489)

	Loans at fair value
	RMB	US$
Balance at December 31, 2016	723,746,021	111,237,727
Origination of loan principal	1,096,800,000	168,575,073
Collection of principal	(1,492,468,221)	(229,388,165)
Reinvestment of principal	347,335,285	53,384,456
Changes in fair value	(7,574,205)	(1,164,134)

Balance at December 31, 2017	667,838,880	102,644,957

Changes in fair value related to balance outstanding at December 31, 2017	(43,828,184)	(6,736,269)

	Payable to investors at fair value of the Consolidated Trusts
	RMB	US$
Balance at December 31, 2016	728,104,511	111,907,614
Initial contribution	1,096,800,000	168,575,073
Principal payment	(1,160,000,000)	(178,288,736)
Changes in fair value	2,176,360	334,500

Balance at December 31, 2017	667,080,871	102,528,451

Changes in fair value related to balance outstanding at December 31, 2017	(29,719,129)	(4,567,746)

        The difference between the aggregate fair value and unpaid principal balance for loans at fair value is primarily attributable to the credit risk associated with the loan collections and time value of money, amounted RMB36,253,979 and RMB43,828,184 (US$6,736,269) for the years ended December 31, 2016 and 2017, respectively. The difference between the aggregate fair value and unpaid principal

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

4. Fair value of assets and liabilities (Continued)

balance for payable to investors at fair value of the Consolidated Trusts is primarily due to the time value of money, amounted RMB31,895,489 and RMB29,719,129 (US$4,567,746) respectively for the years ended December 31, 2016 and 2017. The unpaid balance of loans at fair value for the years ended December 31, 2016 and 2017 were RMB760,000,000 and RMB711,531,067 (US$109,360,323). The unpaid balance of payable to investors for the years ended December 31, 2016 and 2017 were RMB760,000,000 and RMB696,800,000 (US$107,096,199). The difference between the aggregate fair value and unpaid principal balance for both loans at fair value and payable to investors at fair value was recorded in Fair value adjustments related to Consolidated Trusts in the consolidated statements of comprehensive income.

  Financial Instruments Recorded at Fair Value on a non-recurring basis

        The Group records its loans held for sale at fair value on a non-recurring basis when the fair value is less than the carrying amount. Given that the Group sells these loans to unrelated third party investors in a short period of time at face value, the Group determines that the face value of loans approximate its fair value upon origination and classified as level 2 fair value measurement.

  Financial Instruments Not Recorded at Fair Value

        Financial instruments, including cash and cash equivalents, accounts receivable and contract assets, accounts payable and amounts due to related party. The carrying values of cash and cash equivalents, accounts receivable and contract assets, accounts payable, and amounts due to related party approximate their fair value reported in the consolidated balance sheets due to the short term nature of these assets and liabilities.

5. Property and equipment, net

        Property and equipment, net consists of the following:

	As of December 31,	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Computer and transmission equipment	5,037,490	10,191,732	1,566,441
Furniture and office equipment	1,055,878	3,324,181	510,917
Leasehold improvements	2,663,508	14,441,367	2,219,597
Motor vehicles	816,103	816,103	125,433

Total property and equipment	9,572,979	28,773,383	4,422,388
Accumulated depreciation	(3,080,948)	(7,768,451)	(1,193,989)

Property and equipment, net	6,492,031	21,004,932	3,228,399

        Depreciation expense was RMB2,462,035 and RMB 4,687,503 (US$720,456) for the years ended December 31, 2016 and 2017 respectively. Gains from the disposal of property and equipment during the years ended December 31, 2016 and 2017 were RMB1,410 and RMB103 (US$16) respectively.

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

6. Intangible assets

        Intangible assets, net consists of the following:

	As of December 31,	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Domain name and others	1,810,755	3,188,898	490,124
Accumulated amortization	(893,968)	(1,572,660)	(241,713)

Intangible assets, net	916,787	1,616,238	248,411

        Amortization expenses were RMB598,272 and RMB 678,692 (US$104,313) for the years ended December 31, 2016 and 2017 respectively. The Group expects to record amortization expenses of RMB 344,190 (US$52,901), RMB147,601 (US$22,686), RMB147,601 (US$22,686), RMB147,601 (US$22,686) and RMB147,601 (US$22,686) for the years ending December 31, 2018, 2019, 2020, 2021 and 2022, respectively.

7. Accrued expenses and other liabilities

        Accrued expenses and other current liabilities consist of the following:

	As of December 31,	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Fund attributable to institutional investors(1)	81,443,394	58,266,669	8,955,423
Accrued interest payable of Consolidated Trusts	16,156,185	19,394,527	2,980,884
Payable for purchase of property and equipment	1,650,868	1,586,988	243,916
Accrued office expense	2,979,905	2,545,614	391,254
Professional fee payable	3,514,446	12,826,377	1,971,378
Commission fee payable(2)	—	35,408,781	5,442,230
Other accrued expenses	2,440,934	7,299,408	1,121,898

Total accrued expenses and other current liabilities	108,185,732	137,328,364	21,106,983

(1)
Fund attributable to institutional investors relate to the principal and interest collected on behalf of the investors but have not yet been passed onto them as of December 31, 2016 and 2017.

(2)
Commission fee payable relates to the commission fees payable to channel partners who introduce investors or borrowers to the platform of the Group. The commission is typically determined based on the volume of traffic introduced, regardless whether the introduced traffic ultimately register with the Group's platform to become a borrower or investor.

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

8. Guarantee liabilities

Reclassification

        The Group revised its consolidated balance sheet for the year ended December 31, 2016 by reclassifying the receivables of Xiaoying Housing Loan in the amount of RMB21,096,896 (US$3,242,534) previously recorded as a reduction of Guarantee liabilities to Other non-current assets. The amount was related to the defaulted loans that the Group obtained upon compensating ZhongAn for the losses incurred by investors of Xiaoying Housing Loan products. The Group possesses collateral over the borrowers' properties and expects the loans can be fully collected.

        The movement of the guarantee liabilities during the years ended December 31, 2016 and 2017 is as follows:

RMB

	As of January 1, 2016	Provision at the inception of new loans	Net payouts during the year(2)	Released on expiration	As of December 31, 2016
Direct Model
Internet channel	82,378	81,874	(39,017)	(50,901)	74,334
Xiaoying Card Loan	21,521	1,580,477	(22,322)	(1,622)	1,578,054
Xiaoying Preferred Loan	18,920	729,712	(29,907)	(2,173)	716,552
Others	32,546	473,293	(32,125)	(2,334)	471,380
Intermediary Model
Internet channel	891,842	2,495,812	(964,945)	(19,252)	2,403,457
Xiaoying Card Loan	351,625	51,602,737	(284,944)	(113,439)	51,555,979
Xiaoying Preferred Loan	1,177,277	25,532,113	(5,293,587)	(93,997)	21,321,806
Xiaoying Housing Loan	5,820,087	7,813,106	(4,056,219)	(2,278,365)	7,298,609
Others	1,298,831	19,870,837	(5,759,793)	(168,594)	15,241,281

Total	9,695,027	110,179,961	(16,482,859)	(2,730,677)	100,661,452

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

8. Guarantee liabilities (Continued)

RMB

	As of January 1, 2017	Provision at the inception of new loans	Net payouts during the year(2)	Released on expiration	Contingent liability(1)	As of December 31, 2017
Direct Model
Internet channel	74,334	21,439,636	(18,782,517)	(1,460,750)	—	1,270,703
Xiaoying Card Loan	1,578,054	553,785,117	(279,049,090)	(12,096,219)	97,944,268	362,162,130
Xiaoying Preferred Loan	716,552	50,366,886	(26,165,597)	(1,902,239)	—	23,015,602
Others	471,380	2,252,591	(702,630)	(80,151)	—	1,941,190
Intermediary Model
Internet channel	2,403,457	7,485,023	(4,948,720)	(3,280,777)	—	1,658,983
Xiaoying Card Loan	51,555,979	62,944,873	(78,024,161)	(3,138,580)	11,142,320	44,480,431
Xiaoying Preferred Loan	21,321,806	130,334,839	(62,309,858)	(4,529,926)	—	84,816,861
Xiaoying Housing Loan	7,298,609	23,970,437	(1,169,476)	(21,410,597)	—	8,688,973
Others	15,241,281	5,184,674	(76,079,986)	(703,897)	73,492,088	17,134,160

Total	100,661,452	857,764,076	(547,232,035)	(48,603,136)	182,578,676	545,169,033

USD

	As of January 1, 2017	Provision at the inception of new loans	Net payouts during the year(2)	Released on expiration	Contingent liability(1)	As of December 31, 2017
Direct model
Internet channel	11,425	3,295,212	(2,886,820)	(224,513)	—	195,304
Xiaoying Card Loan	242,542	85,115,214	(42,889,060)	(1,859,155)	15,053,758	55,663,299
Xiaoying Preferred Loan	110,132	7,741,249	(4,021,579)	(292,369)	—	3,537,433
Others	72,450	346,217	(107,992)	(12,319)	—	298,356
Intermediary model
Internet channel	369,405	1,150,427	(760,604)	(504,246)	—	254,982
Xiaoying Card Loan	7,924,009	9,674,450	(11,992,094)	(482,391)	1,712,542	6,836,516
Xiaoying Preferred Loan	3,277,102	20,032,098	(9,576,850)	(696,237)	—	13,036,113
Xiaoying Housing Loan	1,121,776	3,684,189	(179,745)	(3,290,749)	—	1,335,471
Others	2,342,542	796,869	(11,693,280)	(108,187)	11,295,527	2,633,471

Total	15,471,383	131,835,925	(84,108,024)	(7,470,166)	28,061,827	83,790,945

(1)
During the year ended December 31, 2017, the Group recognized an expense of RMB73,492,088 (US$11,295,527) for contingent liability concerning certain loans offered as part of "Other Products" in 2016 in which the estimated default amount was in excess of the stand-ready liability provided. In the fourth quarter of 2017, after reviewing the sufficiency of the liability as of December 31, 2017, the Company recognized an additional contingent liability of RMB109,086,588 (US$16,766,300) relating to Xiaoying Card Loan.

(2)
Net payouts represent the amount paid to ZhongAn upon borrowers' default net of as well as the amount subsequently collected from the borrower if they subsequently pay back the loan.

        As of December 31, 2016, the maximum potential undiscounted future payment that the Group would be required to make related to the guarantee service is estimated to be RMB7.5 billion, of which RMB2.9 billion are with real estate properties collateral. As of December 31, 2017, the maximum

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

8. Guarantee liabilities (Continued)

potential undiscounted future payment that the Group would be required to make related to the guarantee service is estimated to be RMB10.6 billion, of which RMB1.7 billion are with real estate properties collateral. The maximum potential undiscounted future payment is the outstanding balance of the loans facilitated by the Company as of December 31, 2016 and 2017, including the loans at fair value held by the Consolidated Trusts. The approximate term of the guarantee service predominantly ranged from 1 month to 12 months, as of the end of December 31, 2017.

9. Related party balances and transactions

        In 2016, the Group received loan from Mr. Tang Yue (Founder and Chief Executive Officer) of RMB 325,427,200 to support the Group's working capital management and repaid Mr. Tang Yue RMB 331,216,528. As of December 31, 2016, the amounts due to Mr. Tang Yue were RMB106,645,844. The related party loan is interest-free loan payable on demand.

        During 2017, the Group further received RMB285.5 million (US$43.9 million) loan from Mr. Tang Yue to support the Group's working capital management which was subsequently fully repaid during the year. In addition, the Group separately provided loan of RMB217.0 million (US$33.4 million) to Zijinzhonghao (Zhejiang) Investment Co., Ltd. ("ZJZH") now known as Zijinzhonghao (Zhejiang) Investment Co., Ltd., an entity controlled by Mr. Tang Yue for its short-term working capital needs, which was subsequently fully repaid in July 2017. By the end of December 31, 2017, all outstanding related party loans to Mr. Tang Yue were fully repaid.

10. Income taxes

  Cayman Islands

        X Financial is a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain.

  Hong Kong

        Under the current Hong Kong Inland Revenue Ordinance, YZT (HK) Limited, a subsidiary of the Group located in Hong Kong, is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. No provision for this entity has been made in the consolidated financial statements as it has no assessable income for the years ended December 31, 2016 and 2017.

  PRC

        The Company's subsidiaries and consolidated VIEs established in the PRC are subject to an income tax rate of 25%, according to the PRC Enterprise Income Tax ("EIT") Law.

        Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income Tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

10. Income taxes (Continued)

and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a statutory income tax rate of 25%. The Group is not subject to any other uncertain tax position.

        According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2017, the Company is subject to examination of the PRC tax authorities.

        The current and deferred component of income tax expenses which are substantially attributable to the Company's PRC subsidiaries, VIEs and subsidiaries of the VIEs, are as follows:

	Year ended December 31,	Year ended December 31,
	2016	2017	2017
	RMB	RMB	US$
Current tax	6,128,180	395,369,391	60,767,163
Deferred tax	(33,146,384)	(257,121,164)	(39,518,800)

Total	(27,018,204)	138,248,227	21,248,363

        Reconciliation between the income taxes expense computed by applying the PRC tax rate of 25% to loss before the provision of income taxes and the actual provision for income taxes is as follows:

	Year ended December 31,	Year ended December 31,
	2016	2017	2017
	RMB	RMB	US$
PRC income tax	(36,799,766)	119,643,817	18,388,917
Other expenses not deductible for tax purposes	54,687	119,376	18,348
Share based compensation expenses not deductible for tax purposes	9,473,499	18,502,393	2,843,766
Effect of different tax rate of subsidiary operation in other jurisdiction	252,454	(20,242)	(3,111)
Valuation allowance movement	922	2,883	443

Total	(27,018,204)	138,248,227	21,248,363

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

10. Income taxes (Continued)

        The principal components of the deferred tax assets are as follows:

	As of December 31,	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Impairment of long-term investments	1,575,000	1,575,000	242,073
Accrued advertising	2,081,872	397,879	61,153
Guarantee liabilities	29,286,078	279,382,336	42,940,279
Fair value adjustments related to Consolidated Trusts	1,089,623	3,527,264	542,130
Fair value adjustments related to financial guarantee derivative	—	4,527,688	695,893
Operating loss carryforwards, net	4,905,164	6,651,617	1,022,335

Deferred assets, gross	38,937,737	296,061,784	45,503,863
Valuation allowance	(955)	(3,838)	(590)

Total deferred assets, net	38,936,782	296,057,946	45,503,273

        Movement of the valuation allowance is as follows:

	As of December 31,	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Balance as of January 1	(33)	(955)	(147)
Addition	(922)	(2,883)	(443)

Balance as of December 31	(955)	(3,838)	(590)

        The Company operates through its subsidiaries, VIEs and subsidiaries of the VIEs. The valuation allowance is considered on an individual entity basis. As of December 31, 2016 and 2017, the Company had tax operating loss carry forwards of RMB19,620,656 and RMB26,614,377 (US$4,090,555) respectively from its subsidiaries, VIEs and subsidiaries of the VIEs registered in the PRC, which can be carried forward to offset taxable income. The net operating loss will expire in years 2020 to 2022 if not utilized. The Group has recognized a valuation allowance against deferred tax assets on tax loss carry forwards of RMB922 and RMB2,883 (US$443) for the years ended December 31, 2016 and 2017 respectively.

        The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

10. Income taxes (Continued)

forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry. On the basis of this evaluation, as of December 31, 2016 and 2017 a valuation allowance of RMB955 and RMB3,838 (US$590) was recorded respectively to reflect only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

        In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises ("FIEs") earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. Management has asserted to indefinitely reinvest the undistributed earnings of the subsidiaries located in the PRC. The FIE of the Group had cumulative profits of RMB312,595,303 (US$48,045,018) as of December 31, 2017.

11. Net income (loss) per share and net income (loss) attributable to common stockholders

        The following table details the computation of the basic and diluted net income (loss) per share:

	Year ended December 31,	Year ended December 31,
	2016	2017	2017
	RMB	RMB	US$
Net income (loss)	(119,574,250)	340,275,002	52,299,311
Shares (denominator):
Weighted average number of ordinary shares used in computing basic EPS	238,095,238	261,219,657	261,219,657
Basic net income (loss) per share	(0.50)	1.30	0.20
Diluted effects of share options	—	18,491,147	18,491,147
Weighted average number of ordinary shares used in computing diluted EPS	238,095,238	279,710,804	279,710,804
Diluted net income (loss) per share	(0.50)	1.22	0.19

        Diluted income (loss) per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Year ended December 31,	Year ended December 31,
	2016	2017
Share options	21,898,645	7,857,000

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

12. Share-based compensation

        On January 25, 2015, the Board of Directors of X Financial approved the Global Share Option Plan for the purpose of providing incentives and rewards to employees and executives who contribute to the success of the Company's operations, and granted 13,843,645 of share options. On June 29, 2015, the Board of Directors of X Financial granted 630,000 of share options to certain employees, directors and officers. On May 3, 2016, a total of 7,425,000 share options were granted to certain employees, directors and officers. On October 11, 2017, the Board of Directors of X Financial granted 16,616,000 of share options to certain employees, directors and officers. The share options shall expire 10 years from the date of grant and vest over a period from three to four years. The Company used the Binomial model to estimate the fair value of the options granted on the respective grant dates with assistance from independent valuation firms. The fair value per option was estimated at the date of grant using the following assumptions. The weighted-average grant date fair value of the options for the years ended December 31, 2016 and 2017 were RMB9.32 and RMB16.69 per share respectively.

	January 25, 2015	June 29, 2015	May 3, 2016	October 11, 2017
	RMB	RMB	RMB	RMB
Assumed forfeiture rate (annual %)	4.79%	4.79%	4.79%	4.79%
Fair value of underlying ordinary shares	4.91	9.66	16.98	30.29
Exercise Price	0.27	0.27	0.27 - 10.71	0.27 - 27.02
Expected Volatility per annum ("p.a.")	43.00%	38.00%	42.00%	38.60%
Risk-Free Rate (p.a.)	1.81%	2.33%	1.81%	2.35%
Exercise Multiple	2.5	2.5	2.5	2.5
Dividend Yield (p.a.)	NIL	NIL	NIL	NIL
Time to Maturity (Years)	10	10	10	10

        The risk-free rate of interest is based on the yield curve of government bonds in the PRC as of valuation date. The expected volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term. The fair value of the ordinary shares was through a retrospective valuation as each of the grant date, which used management's best estimate for projected cash flows as of the valuation date with the assistance of an independent third-party appraiser.

        A summary of option activity during the year ended December 31, 2017 is presented below:

	Number of Options	Exercise Price RMB	Remaining Contractual	Intrinsic value of options
Outstanding, as of January 1, 2017	21,898,645	0.27 - 10.71	8.07 - 9.34	512,704,042
Granted	16,616,000	0.27 - 27.02	10.00	417,506,068
Forfeited	255,000	0.27 - 10.71	8.34 - 9.78	4,998,188
Outstanding, as of December 31, 2017	38,259,645	0.27 - 27.02	7.07 - 9.78	1,156,955,666

Vested and expected to vest as of December 31, 2017	38,259,645	0.27 - 27.02	7.07 - 9.78	1,156,955,666
Exercisable as of December 31, 2017	12,361,645	0.27	7.07 - 7.45	404,987,481

        The Group recognized the compensation cost for the share options on a straight line basis.

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

12. Share-based compensation (Continued)

        For the years ended December 31, 2016 and 2017 the Group recorded compensation expenses of RMB37,893,996 and RMB74,009,575 (US$11,375,063) respectively for the share options granted to the Group's employees. The Group allocated share-based compensation expense as follows:

	Year ended December 31,	Year ended December 31,
	2016	2017	2017
	RMB	RMB	US$
Origination and servicing	29,999,172	55,403,160	8,515,310
General and administrative	7,489,762	18,227,289	2,801,483
Sales and marketing	405,062	379,126	58,270

        As of December 31, 2016 and 2017, there were RMB77,111,690 and RMB477,996,293 (US$ 73,466,685) respectively of total unrecognized compensation expense related to unvested share options granted. As of December 31, 2017, that cost is expected to be recognized over a weighted-average period of 3.67 years.

13. Statutory reserves and restricted net assets

        The Company's ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIEs and subsidiaries of the VIEs incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company's subsidiaries.

        Under PRC law, the Company's subsidiaries, VIEs and the subsidiaries of the VIEs located in the PRC (collectively referred as the ("PRC entities") are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

        Amounts restricted that include paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, are RMB178,129,156 and RMB1,244,786,249 (US$191,320,143) as of December 31, 2016 and 2017 respectively.

14. Commitments and contingencies

  Operating lease as lessee

        The Group leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the years ended December 31, 2016 and 2017 were RMB6,162,189 and RMB17,543,824 (US$2,696,436) respectively.

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

14. Commitments and contingencies (Continued)

        Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending	RMB	US$
2018	25,695,844	3,949,379
2019	23,456,381	3,605,180
2020	18,451,118	2,835,885
2021 and thereafter	28,481,573	4,377,538

        The Group's operating lease commitments have no renewal options, rent escalation clauses and restriction or contingent rents.

  Contingencies

        The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is a party that will have a material effect on its business or financial condition.

15. Subsequent events

        The Group has evaluated subsequent events through May 4, 2018.

        In January 2018, the Group made an investment of RMB225,000,000 (US$34,581,867) for 15% equity interest of a PRC-based asset management company through a nominee arrangement where the Group obtained all shareholder rights associated with the 15% equity holdings through contractual agreements with the nominal shareholder. This entity provides guarantee service for an identified portfolio of Xiaoying loan products.

SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(in Renminbi "RMB", except share and per share data)

	As of December 31,	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Assets:
Cash and cash equivalents	196,650,708	117,396,413	18,043,498
Prepaid expenses and other current assets	14,668,023	—	—
Amount due from subsidiaries and VIEs	204,140,232	273,684,830	42,064,588
Investments in subsidiaries and VIEs	(42,951,624)	1,371,246,717	210,756,763

Total assets	372,507,339	1,762,327,960	270,864,849

Equity:
Common shares	145,624	173,444	26,658
Additional paid-in capital	897,720,155	1,971,701,910	303,045,034
Accumulated deficits	(583,272,036)	(242,997,034)	(37,347,959)
Accumulated other comprehensive income	57,913,596	33,449,640	5,141,116

Total equity	372,507,339	1,762,327,960	270,864,849

Total liabilities and equity	372,507,339	1,762,327,960	270,864,849

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

(in Renminbi "RMB", except share and per share data)

	Year ended December 31,	Year ended December 31,
	2016	2017	2017
	RMB	RMB	US$
General and administrative expenses	(38,905,856)	(74,802,853)	(11,496,988)
Foreign exchange gain (loss)	(18,220)	(478,590)	(73,558)
Interest income	22,163	1,358,777	208,840
Equity in profit of subsidiaries and VIEs	(80,672,337)	414,197,668	63,661,017

Net income(loss)	(119,574,250)	340,275,002	52,299,311
Other comprehensive income (loss)	27,871,616	(24,463,956)	(3,760,041)

Comprehensive loss (loss)	(91,702,634)	315,811,046	48,539,270

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(in Renminbi "RMB", except share and per share data)

	Year ended December 31,	Year ended December 31,
	2016	2017	2017
	RMB	RMB	US$
Net cash provided (used in) operating activities	(14,594,973)	15,030,828	2,310,196
Net cash used in investing activities	(131,300,255)	(69,544,598)	(10,688,809)
Effect of foreign exchange rate changes	18,233,044	(24,740,525)	(3,802,549)

Net decrease in cash and cash equivalents	(127,662,184)	(79,254,295)	(12,181,162)
Cash and cash equivalents, beginning of year	324,312,892	196,650,708	30,224,660

Cash and cash equivalents, end of year	196,650,708	117,396,413	18,043,498

SCHEDULE I—NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

        1.     Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same date and for the same period for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company does not include condensed financial information as to the changes in equity as such financial information is the same as the consolidated statements of changes in shareholders' equity.

        2.     The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIEs. For the parent company, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheet as "Investments in subsidiaries and VIEs" and the subsidiaries and VIEs' profit or loss as "Equity in profit (loss) of subsidiaries and VIEs" on the Condensed Statements of Comprehensive Income (loss). Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

        3.     For the years ended December 31, 2016 and 2017, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.

        4.     Translations of balances in the additional financial information of Parent Company—Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.5063, as set forth in H.10 statistical release of the Federal Reserve Board on December 29, 2017. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 29, 2017, or at any other rate.

        (Intentionally left blank)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association, which will become effective immediately prior to completion of this offering, will provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty, fraud or willful default in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

        Under the form of indemnification agreements filed as Exhibit 10.2 and 10.3 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

        The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7    RECENT SALES OF UNREGISTERED SECURITIES

        During the past three years, we have issued the securities listed below without registering the securities under the Securities Act. We believe that each of the following issuance was exempt registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

Purchaser	Date of Issuance	Title and Number of Securities	Consideration (in US$)	Underwriting Discount and Commission
Maricorp Services Ltd.(1)	January 5, 2015	1 ordinary share	0.0001	Not applicable
Mangrove Coast Investment Limited	January 5, 2015	57,600,000 ordinary shares(2)	5,760	Not applicable
All Trade Base Investment Limited	January 5, 2015	32,000,000 ordinary shares(3)	3,200	Not applicable
Magic Strength Holdings Limited	January 6, 2015	70,400,000 ordinary shares(4)	7,040	Not applicable
Mangrove Coast Investment Limited	August 7, 2015	40,000,000 ordinary shares	4,000	Not applicable
Deal Vanguard Limited	August 7, 2015	38,095,238 ordinary shares	60,000,000.0	Not applicable
PRIZE APEX LIMITED	December 13, 2017	8,398,421 ordinary shares	839.8	Not applicable
Intime International Holdings Limited	December 13, 2017	8,398,421 ordinary shares	839.8	Not applicable
Senior Life Management Limited	December 13, 2017	2,939,447 ordinary shares	293.9	Not applicable
Emmanuel Special Opportunity Fund SPC	December 13, 2017	1,016,881 ordinary shares	101.7	Not applicable
Dynamic Youth Limited	December 13, 2017	190,812 ordinary shares	19.1	Not applicable
Cyanhill Capital Limited	December 13, 2017	796,507 ordinary shares	79.7	Not applicable
Phoenix Wealth (Cayman) Asset Management Limited	December 13, 2017	1,221,466 ordinary shares	122.1	Not applicable
Hyperfinite Galaxy Holding Limited	December 13, 2017	763,584 ordinary shares	76.4	Not applicable
All Trade Base Investment Limited	December 13, 2017	6,088,855 ordinary shares	608.9	Not applicable
Nison International Holding Limited	December 13, 2017	2,099,605 ordinary shares	210.0	Not applicable
Home Value Holding Co., Limited	December 13, 2017	2,099,605 ordinary shares	210.0	Not applicable
Qomolangma Ltd.	December 13, 2017	1,679,684 ordinary shares	168.0	Not applicable
Golden Wise International Limited	December 13, 2017	4,199,211 ordinary shares	419.9	Not applicable
Jacky Jiang	December 13, 2017	2,099,605 ordinary shares	210.0	Not applicable

(1)
Maricorp Services Ltd. is the Cayman registration agent.

(2)
Include the one ordinary share transferred from Maricorp Services Ltd.

(3)
9,887,083 ordinary shares were transferred to Easy Alpha Group Limited on October 18, 2017.

(4)
6,400,000 ordinary shares were transferred to Colour Light Investments Limited on August 7, 2015, 8,095,242 ordinary shares to Legend Architecture Consultant Limited on November 13, 2017, 20,000,000 ordinary shares to Pine Cove Global Limited on December 6, 2017, 8,790,952 ordinary share to Macro-Link International Investment Co., Ltd on December 13, 2017, and the rest, 27,113,806 ordinary shares to Dragon Destiny Limited on December 21, 2017.

ITEM 8    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

        See Exhibit Index beginning on page II-4 of this registration statement.

(b) Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9    UNDERTAKINGS

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

X FINANCIAL

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement

3.1		Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering

4.1	*	Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2	*	Registrant's Specimen Certificate for Ordinary shares

4.3	*	Form of Deposit Agreement, among the Registrant, the Depositary and holders of the American Depositary Receipts

5.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	*	Opinion of Grandall Law Firm (Shanghai) regarding certain PRC tax matters (included in Exhibit 99.2)

8.3	*	Opinion of Davis Polk & Wardwell LLP regarding certain U.S. tax matters

10.1	*	2015 Global Share Option Plan

10.2	*	Form of Indemnification Agreement with the Registrant's directors

10.3	*	Form of Employment Agreement between the Registrant and an executive officer of the Registrant

10.4		Strategic Framework Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd., dated March 31, 2016

10.5		Tripartite Cooperation Agreement among ZhongAn Online P&C Insurance Co., Ltd., Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated September 15, 2017

10.6		Supplementary Agreement among ZhongAn Online P&C Insurance Co., Ltd., Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated January 5, 2018

10.7		Exclusive Business Cooperation Agreement between Xiaoying (Beijing) Information Technology Co., Ltd. and Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., dated December 22, 2017 (English Translation)

10.8		Shareholders' Voting Rights Proxy Agreement concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., among Yue Tang, Baoguo Zhu and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation)

10.9		Equity Pledge Agreement concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., between Yue Tang and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation)

Exhibit Number	Description of Document
10.10	Equity Pledge Agreement concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., between Baoguo Zhu and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation)

10.11	Exclusive Call Option Agreement concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., among Yue Tang, Baoguo Zhu and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation)

10.12	Spousal Consent Letter of Yue Tang concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., dated December 22, 2017 (English Translation)

10.13	Spousal Consent Letter of Baoguo Zhu concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., dated December 22, 2017 (English Translation)

10.14	Exclusive Business Cooperation Agreement between Xiaoying (Beijing) Information Technology Co., Ltd. and Shenzhen Xiaoying Technology Co., Ltd., dated December 22, 2017 (English Translation)

10.15	Shareholders' Voting Rights Proxy Agreement concerning Shenzhen Xiaoying Technology Co., Ltd., among Yue Tang, Baoguo Zhu, Zijinzhonghao (Zhejiang) Investment Co., Ltd., Shenzhen Ao Li Hua Investment Management Partnership, Shenzhen Gu Fo Investment Management Partnership (Limited Partnership), Shenzhen Man Ni Ou Investment Management Partnership (Limited Partnership), Shenzhen Bo Li Fu Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation)

10.16	Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Yue Tang and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation)

10.17	Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Baoguo Zhu and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation)

10.18	Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Zijinzhonghao (Zhejiang) Investment Co., Ltd. and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation)

10.19	Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Shenzhen Ao Li Hua Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation)

10.20	Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Shenzhen Man Ni Ou Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation)

10.21	Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Shenzhen Gu Fo Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation)

10.22	Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Shenzhen Bo Li Fu Investment Management Partnership (Limited Partnership and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation)

Exhibit Number		Description of Document
10.23		Exclusive Call Option Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., among Yue Tang, Baoguo Zhu, Zijinzhonghao (Zhejiang) Investment Co., Ltd., Shenzhen Ao Li Hua Investment Management Partnership, Shenzhen Gu Fo Investment Management Partnership (Limited Partnership), Shenzhen Man Ni Ou Investment Management Partnership (Limited Partnership), Shenzhen Bo Li Fu Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation)

10.24		Spousal Consent Letter of Yue Tang concerning Shenzhen Xiaoying Technology Co. Ltd., dated December 22, 2017 (English Translation)

10.25		Spousal Consent Letter of Baoguo Zhu concerning Shenzhen Xiaoying Technology Co. Ltd., dated December 22, 2017 (English Translation)

10.26		Exclusive Business Cooperation Agreement between Xiaoying (Beijing) Information Technology Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd., dated December 16, 2016 (English Translation)

10.27		Shareholders' Voting Rights Proxy Agreement concerning Shenzhen Tangren Financing Guarantee Co., Ltd., between Xi'an Bailu Enterprise Management Co., Ltd. and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 16, 2016 (English Translation)

10.28		Equity Pledge Agreement concerning Shenzhen Tangren Financing Guarantee Co., Ltd., between Xi'an Bailu Enterprise Management Co., Ltd. and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 16, 2016 (English Translation)

10.29		Exclusive Call Option Agreement concerning Shenzhen Tangren Financing Guarantee Co., Ltd., between Xi'an Bailu Enterprise Management Co., Ltd. and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 16, 2016 (English Translation)

21.1	*	Subsidiaries of the registrant

23.1	*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

23.2	*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3	*	Consent of Grandall Law Firm (Shanghai) (included in Exhibit 99.2)

23.4	*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.3)

24.1	*	Powers of Attorney

99.1	*	Code of Business Conduct and Ethics of the Registrant

99.2	*	Opinion of Grandall Law Firm (Shanghai) regarding PRC law matters

99.3	*	Consent of Oliver Wyman

*
To be filed by amendment.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the PRC, on                     , 2018.

X FINANCIAL
By:
Name:
Title:

 POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints                    , and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement on Form F-1 (including post-effective amendments), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on                    , 2018.

Signature	Title

Name: Yue (Justin) Zhang	Chief Executive Officer and Chairman
Name:	Director
Name:	Director
Name: Jie (Kevin) Zhang	Chief Financial Officer
Name:

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

        Under the Securities Act, the undersigned, the duly authorized representative in the United States of X Financial, has signed this registration statement or amendment thereto in            ,            , on            , 2018.

Authorized U.S. Representative
By:
Name:
Title: